Filed Pursuant To Rule 424(b)(3)
Registration No. 333-166384

PROSPECTUS

ALLIANCE HEALTHCARE SERVICES, INC.

OFFER TO EXCHANGE

$190,000,000 principal amount of its

8.00% Series B Senior Notes due 2016

which have been registered under the Securities Act,

for any and all of its outstanding 8.00% Senior Notes due 2016

•	The exchange offer expires at 5:00 p.m., New York City time, on August 13, 2010, unless extended.

•	We will exchange all outstanding notes that are validly tendered and not validly withdrawn for an equal principal amount of a new series of notes which are registered under the Securities Act.

•	The exchange offer is not subject to any conditions other than that it not violate applicable law or any applicable interpretation of the staff of the Securities and Exchange Commission.

•	You may withdraw tenders of outstanding notes at any time before the exchange offer expires.

•	The exchange of notes will not be a taxable event for U.S. federal income tax purposes.

•	We will not receive any proceeds from the exchange offer.

•	The terms of the new series of notes are substantially identical to the outstanding notes, except for transfer restrictions and registration rights relating to the outstanding notes.

•	You may tender outstanding notes only in denominations of $2,000 and integral multiples of $1,000 in excess thereof.

•	Our affiliates may not participate in the exchange offer.

•

Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. The letter of transmittal delivered with this prospectus states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act of 1933, as amended. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for outstanding notes where such outstanding notes were acquired by such broker-dealer as a result of market-making activities or other trading activities.

Please refer to “Risk Factors” beginning on page 10 of this prospectus for a description of the risks you should consider when evaluating this offer to exchange.

We are not making this exchange offer in any state where it is not permitted.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 16, 2010.

We have not authorized any dealer, salesperson or other people to give any information or to make any representations to you other than the information contained in this prospectus. You must not rely on any information or representations not contained in this prospectus unless we authorize it. This prospectus does not offer to sell or solicit an offer to buy any securities other than the registered notes to which it relates, nor does it offer to buy any of these notes in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

The information contained in this prospectus is current only as of the date on the cover page of this prospectus, and may change after that date.

This prospectus incorporates important business and financial information about us that is not included in or delivered with this prospectus. This information is available without charge to you upon written or oral request. If you would like a copy of any of this information, please submit your request to Alliance HealthCare Services, Inc., 100 Bayview Circle, Suite 400, Newport Beach, California 92660, Attention: Investor Relations, or call (949) 242-5300 and ask to speak to Investor Relations. In addition, to obtain timely delivery of any information you request, you must submit your request no later than August 6, 2010, which is five business days before the date the exchange offer expires.

i

CAUTIONARY DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

We have made statements under the captions “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and elsewhere in this prospectus and in the documents incorporated by reference herein that are forward-looking statements, within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The safe harbor provisions of the Private Securities Litigation Reform Act of 1995 do not apply to statements made in connection with this offer to exchange these outstanding notes pursuant to this prospectus. In some cases you can identify these statements by forward-looking words such as “may”, “will”, “should”, “expect”, “plans”, “anticipate”, “believe”, “estimate”, “predict”, “seek”, “intend” and “continue” or similar words. Forward-looking statements may also use different phrases. Forward-looking statements address, among other things, our future expectations, projections of our future results of operations or of our financial condition and other forward-looking information.

We believe it is important to communicate our expectations to our investors. However, there may be events in the future that we are not able to accurately predict or that we do not fully control that could cause actual results to differ materially from those expressed or implied by our forward-looking statements, including:

•	our high degree of leverage and our ability to service our debt;

•	factors affecting our leverage, including interest rates;

•	the risk that the counter-parties to our interest rate swap agreements fail to satisfy their obligations under these agreements;

•	our ability to obtain financing;

•	the effect of operating and financial restrictions in our debt agreements;

•	the accuracy of our estimates regarding our capital requirements;

•	intense levels of competition in our industry;

•	changes in the rates or methods of third-party reimbursements for diagnostic imaging and radiation oncology services;

•	fluctuations or unpredictability of our revenues, including as a result of seasonality;

•	changes in the healthcare regulatory environment;

•	our ability to keep pace with technological developments within our industry;

•	the growth in the market for MRI and other services;

•	the disruptive effect of hurricanes and other natural disasters;

•	adverse changes in general domestic and worldwide economic conditions and instability and disruption of credit markets;

•	our ability to successfully integrate acquisitions; and

•	other factors discussed under “Risk Factors.”

ii

MARKET AND INDUSTRY DATA

This prospectus contains and incorporates statistical data that we obtained from public industry publications. These publications generally indicate that they have obtained their information from sources believed to be reliable, but do not guarantee the accuracy and completeness of their information. Although we believe that the publications are reliable, we have not independently verified market industry data provided by third parties. Similarly, while we believe our management’s estimates with respect to our industry are reliable, our estimates have not been verified by any independent sources, and we cannot assure you that they are accurate.

iii

PROSPECTUS SUMMARY

In this prospectus, unless we indicate otherwise, the words “we,” “us,” “our,” “Alliance” and “the Company” refer to Alliance HealthCare Services, Inc., the issuer of the notes, and its subsidiaries. The following summary contains basic information about the Company and this offering. You should read this entire prospectus, including our financial statements, the notes to those financial statements and the other financial information included and incorporated by reference in this prospectus, carefully before making an investment decision. It likely does not contain all the information that is important to you. For a more complete understanding of this offering, we encourage you to read this entire document and the documents we have referred you to. Our fiscal year ends on December 31 of each year.

We will refer to the offering of the private notes as the “private offering.” Unless indicated otherwise, the term “notes” refers to both the private notes and the exchange notes.

Our Company

We are a leading national provider of outpatient diagnostic imaging services, based upon annual revenue and number of diagnostic imaging systems deployed, and a provider of radiation oncology services. Our principal sources of revenue are derived from magnetic resonance imaging (MRI) and positron emission tomography/computed tomography (PET/CT). We provide imaging and therapeutic services primarily to hospitals and other healthcare providers on a shared-service and full-time service basis. We also provide services through a growing number of fixed-site imaging centers, primarily to hospitals or health systems. Our services normally include the use of our imaging systems, technologists to operate the systems, equipment maintenance and upgrades and management of day-to-day shared-service and fixed-site diagnostic imaging operations. We also provide non-scan-based services, which include only the use of our imaging systems under a short-term contract.

We have also leveraged our leadership in MRI and PET/CT to expand into radiation oncology. Our radiation oncology business includes a wide range of services for cancer patients covering initial consultation, preparation for treatment, simulation of treatment, radiation oncology delivery, therapy management and follow-up care. Our services include the use of our linear accelerators, therapists to operate such systems, administrative staff, equipment maintenance and upgrades, and management of day-to-day operations.

For the quarter ended March 31, 2010, MRI, PET/CT and radiation oncology services generated 45%, 41% and 9% of our revenue, respectively. The remaining revenue was comprised of other modality diagnostic imaging services revenue, primarily computed tomography (“CT”), and management contract revenue. At March 31, 2010, our 507 diagnostic imaging and radiation oncology systems included 297 MRI systems and 125 PET or PET/CT systems, and served over 1,000 clients in 45 states. We operated 119 fixed-site imaging centers (three in unconsolidated joint ventures), which constitutes systems installed in hospitals or other medical buildings on hospital campuses, including modular buildings, systems installed inside medical groups’ offices, and free-standing fixed-site imaging centers, which include systems installed in a medical office building, ambulatory surgical center, or other retail space. We also operated 25 radiation oncology centers and stereotactic radiosurgery facilities (including two radiation oncology centers in unconsolidated joint ventures) as of March 31, 2010.

Approximately 81% of our revenues for the quarter ended March 31, 2010 were generated by providing services to hospitals and other healthcare providers, which we refer to as wholesale revenues. Our wholesale revenues are due to us independent of our clients’ receipt of reimbursement from third-party payors. For shared-service customers, we typically deliver our services for a set number of days per week through exclusive, long-term contracts with hospitals and other healthcare providers. The initial terms of these contracts average approximately three years in length and many contain automatic renewal provisions. The initial terms of our contracts for our fixed-site imaging centers average approximately five to 10 years in length. Our contracts for radiation oncology services average approximately 10 to 20 years in length.

Our clients, primarily small-to-mid-sized hospitals, contract with us to provide diagnostic imaging and radiation oncology systems and services in order to:

•	take advantage of our extensive diagnostic imaging, radiation oncology and project management experience;

•	avoid capital investment and financial risk associated with the purchase of their own systems;

•	provide access to MRI, PET/CT, radiation oncology and other services for their patients when the demand for these services does not justify the purchase of dedicated, full-time systems;

•	benefit from upgraded systems and technology without direct capital expenditures;

•	eliminate the need to recruit, train and manage qualified technologists, therapists and oncologists;

•	make use of our ancillary services; and

•	gain access to services under our regulatory and licensing approvals when they do not have these approvals.

Our Competitive Strengths

We believe we benefit from the following competitive strengths:

•

Our position as a leading national provider of shared-service and fixed-site MRI and PET/CT services, based on annual revenue and number of diagnostic imaging systems deployed. As of March 31, 2010, we had 297 MRI systems, 125 PET or PET/CT systems, and 49 other diagnostic imaging systems in operation. Our size allows us to achieve operating, sourcing and administrative efficiencies, including (i) the ability to maximize utilization through efficient deployment of our mobile systems and (ii) equipment and medical supply sourcing savings and favorable maintenance contracts from equipment manufacturers and other suppliers;

•

Our ability to expand into radiation oncology using our leading national position in MRI and PET/CT services. We have relationships with more than 1,000 hospitals and healthcare providers in 45 states throughout the nation. This national footprint has enabled us to leverage our position as a trusted partner to healthcare providers to expand our services beyond diagnostic imaging and into radiation oncology, transforming us into a more complete outsourced service provider to our clients;

•

Our ability to provide comprehensive diagnostic and treatment solutions. We offer our clients a comprehensive diagnostic imaging and radiation oncology solution, as well as ancillary services, such as marketing support, education, training and billing assistance. In many cases, we provide services under our regulatory and licensing approvals for clients who lack such authority. We believe that a comprehensive service solution is an important factor when potential clients select a diagnostic imaging or radiation oncology provider;

•

Our exclusive, long-term contracts with a diverse client base. We primarily generate revenues from exclusive, long-term contracts with hospitals and other healthcare providers. These contracts average approximately three years in length for mobile services, approximately five to 10 years in length for fixed-site arrangements and approximately 10 to 20 years in length for radiation oncology contracts. During the quarter ended March 31, 2010, no single client accounted for more than 2% of our revenue;

•

Our reduced reimbursement risk. For the quarter ended March 31, 2010, we generated approximately 81% of our revenues by billing hospitals and other healthcare providers, which we refer to as wholesale revenues, rather than billing patients or other third-party payors. These payments are due to us regardless of the clients’ receipt of payment from patients or reimbursement from third-party payors (including commercial payors, Medicare and Medicaid). Importantly, this contrasts with the vast majority of the diagnostic imaging and radiation oncology providers, who typically collect directly from patients and third-party payors and are therefore directly exposed to reimbursement cuts and higher experiences of bad debt. With our wholesale model, our exposure to patient bad debt is minimized, as evidenced by our bad debt expense of only 0.5% of revenues for the year ended December 31, 2009. Further, short-term exposure to Medicare reimbursement cuts is limited as approximately 4% of our imaging revenues came from Medicare for the year ended December 31, 2009;

•

Our generation of stable and significant cash flows and maintenance of attractive margins over a sustained period of time. We attribute our strong cash flows and margins to: (1) comprehensive imaging and treatment solutions, (2) the substantial value proposition for customers, (3) the strength of our customer relationships, (4) the largely wholesale nature of the our revenues and (5) our economies of scale;

•	Our management experience. Our experienced management team, including our four senior executive officers who average approximately 20 years of industry experience; and

•

Our advanced MRI, PET/CT and radiation therapy systems. Our technologically advanced imaging systems can perform high quality scans more rapidly and can be used for a wider variety of imaging applications than less advanced systems. Moreover, technological change in this field is gradual and most of our systems can be upgraded with software and hardware enhancements, which should allow us to continue to provide advanced technology without replacing the entire system. Our radiation oncology services utilize the most advanced radiation oncology technology, including image guided radiation therapy (IGRT), intensity modulated radiation therapy (IMRT) and stereotactic radiosurgery systems.

Despite the competitive strengths discussed above, we face a number of challenges in growing our business. We currently have a substantial amount of indebtedness, which places financial and other limitations on our business. Our business is also subject to a number of other risks described in “Risk Factors.”

Our Services

We provide our outsourcing services on the following bases:

•	shared service;

•	full-time service; and

•	interim and rental services.

Our Strategy

Key components of our strategy include:

•	further expanding our presence in growth markets with fixed-site imaging and radiation oncology services;

•	improvement of our sales management and sales support infrastructure to improve the pace of new business;

•	improved operating efficiency, including reducing our cost structure and improving asset allocation;

•	focus on patient care and customer service; and

•	bolster our market positions through strategic acquisitions and de novo expansion activity.

Our Sponsors

On April 16, 2007, OCM Principal Opportunities Fund IV, L.P., MTS Health Investors II, L.P., and affiliated funds (together, the “Oaktree Parties”), acquired approximately 49.7% of our outstanding shares of common stock from a fund controlled by an affiliate of Kohlberg Kravis Roberts & Co., L.P. (“KKR”). KKR no longer owns any shares of the Company. OCM Principal Opportunities Fund IV, L.P. is a commingled investment fund managed by Oaktree Capital Management, L.P. (“Oaktree”), a leading alternative asset manager that manages in excess of $67 billion in capital on behalf of institutional and high net worth investors in non-mainstream and alternative investment strategies, including high yield bonds, convertible securities, distressed debt, private equity, mezzanine, real estate, emerging market equities and Japanese equities. Oaktree is headquartered in Los Angeles, California and maintains offices in Beijing, Frankfurt, Hong Kong, London, New York, Paris, Seoul, Shanghai, Singapore, Stamford (Connecticut), Tokyo and, through fund affiliates, Amsterdam and Luxembourg.

MTS Health Investors, LLC (“MTS”), located in New York, New York, is a healthcare private equity firm that makes equity investments in the buyout, recapitalization or growth financing of healthcare operating companies. MTS focuses on businesses that operate in services sectors of the healthcare industry-managed care/health insurance, providers of healthcare services, distributors of medical products and pharmaceuticals, manufacturers of medical products and low-technology devices and providers of outsourced services to the healthcare industry.

We are a Delaware corporation with our principal executive offices located at 100 Bayview Circle, Suite 400, Newport Beach, California 92660. Our telephone number at that location is (949) 242-5300. Our website is located at www.alliancehealthcareservices-us.com. The information contained on our website is not a part of this prospectus.

The Exchange Offer

The Exchange Offer	We are offering to exchange the exchange notes for the outstanding private notes that are properly tendered and accepted. You may tender outstanding private notes only in denominations of $2,000 and integral multiples of $1,000 in excess thereof. We will issue the exchange notes on or promptly after the exchange offer expires. As of the date of this prospectus, $190,000,000 aggregate principal amount of private notes are outstanding.

Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time, on August 13, 2010, (the 21st business day following commencement of the exchange offer) unless extended, in which case the expiration date will mean the latest date and time to which we extend the exchange offer.

Conditions to the Exchange Offer	The exchange offer is not subject to any condition other than that it not violate applicable law or any applicable interpretation of the staff of the Securities and Exchange Commission (the “SEC”). The exchange offer is not conditioned upon any minimum principal amount of private notes being tendered for exchange.

Procedures for Tendering Private Notes	If you wish to tender your private notes for exchange notes pursuant to the exchange offer, you must complete and sign a letter of transmittal in accordance with the instructions contained in the letter and forward it by mail, facsimile or hand delivery, together with any other documents required by the letter of transmittal, to the Exchange Agent (as defined below), either with the private notes to be tendered or in compliance with the specified procedures for guaranteed delivery of notes. Certain brokers, dealers, commercial banks, trust companies and other nominees may also effect tenders by book-entry transfer. Holders of private notes registered in the name of a broker, dealer, commercial bank, trust company or other nominee are urged to contact such person promptly if they wish to tender private notes pursuant to the exchange offer. See “The Exchange Offer—Procedures for Tendering.”

Letters of transmittal and certificates representing private notes should not be sent to us. Such documents should only be sent to the Exchange Agent. Questions regarding how to tender private notes and requests for information should be directed to the Exchange Agent. See “The Exchange Offer—Exchange Agent.”

Acceptance of the Private Notes and Delivery of the Exchange Notes	Subject to the satisfaction or waiver of the conditions to the exchange offer, we will accept for exchange any and all private notes which are validly tendered in the exchange offer and not withdrawn before 5:00 p.m., New York City time, on the expiration date.

Withdrawal Rights	You may withdraw the tender of your private notes at any time before 5:00 p.m., New York City time, on the expiration date, by complying with the procedures for withdrawal described in this prospectus under the heading “The Exchange Offer—Withdrawal of Tenders.”

Material U.S. Federal Income Tax Consequences	The exchange of notes will not be a taxable event for U.S. federal income tax purposes. For a discussion of the material U.S. federal income tax consequences relating to the notes, see “Material U.S. Federal Income Tax Consequences.”

Exchange Agent	The Bank of New York Mellon Trust Company, N.A., the trustee under the indenture governing the notes, is serving as the exchange agent (the “Exchange Agent”).

Consequences of Failure to Exchange	If you do not exchange your private notes for exchange notes, you will continue to be subject to the restrictions on transfer provided in the private notes and in the indenture governing the private notes. In general, the private notes may not be offered or sold, unless registered under the Securities Act of 1933, as amended (the “Securities Act”), except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We do not currently plan to register the resale of any private notes under the Securities Act.

Registration Rights Agreement	You are entitled to exchange your private notes for exchange notes with substantially identical terms. This exchange offer satisfies this right. After the exchange offer is completed, you will no longer be entitled to any exchange or registration rights with respect to your private notes.

We explain the exchange offer in greater detail beginning on page 27.

The Exchange Notes

The summary below describes the principal terms of the exchange notes. Certain of the terms and conditions described below are subject to important limitations and exceptions. The “Description of the Notes” section of this prospectus contains a more detailed description of the terms and conditions of the exchange notes.

The form and terms of the exchange notes are the same as the form and terms of the private notes, except that the exchange notes will be registered under the Securities Act and, therefore, the exchange notes will not be subject to the transfer restrictions, registration rights and provisions providing for an increase in the interest rate applicable to the private notes. The exchange notes will evidence the same debt as the private notes and are governed by the same indenture as the private notes.

Issuer	Alliance HealthCare Services, Inc.

Securities Offered	$190,000,000 aggregate principal amount of 8% Series B Senior Notes due 2016.

Maturity	December 1, 2016.

Interest Rate	8% per year (calculated using a 360-day year).

Interest Payment Dates	June 1 and December 1 of each year, beginning on June 1, 2010.

Ranking	The exchange notes are unsecured senior obligations of the Company, rank equally in right of payment to all of our existing and future senior indebtedness and senior in right of payment to all of our existing and future subordinated indebtedness. The exchange notes are effectively subordinated in right of payment to our secured indebtedness (including obligations under our credit facility) to the extent of the value securing such indebtedness, and all obligations of each of our existing and future subsidiaries. As of March 31, 2010, we had approximately $660.0 million of indebtedness, approximately $472.4 million of which was secured (excluding $4.4 million of undrawn letters of credit and up to $115.6 million of additional borrowing capacity under the New Revolving Credit Facility) and our subsidiaries had total liabilities, together with guarantees of indebtedness, of approximately $486.1 million (of which $458.9 million represents guarantees of indebtedness under the New Credit Facility). See “Selected Consolidated Financial Data,” “Risk Factors—Risks Related to Our Indebtedness.”

Optional Redemption	We may redeem the exchange notes, in whole or in part, at any time on or after December 1, 2012 at the redemption prices listed under “Description of the Notes—Optional Redemption.”

We may redeem some or all of the exchange notes at any time prior to December 1, 2012 at a price equal to 100% of the principal amount of the exchange notes plus a “make-whole” premium as set forth under “Description of the Notes—Optional Redemption.”

Optional Redemption After Equity Offerings	We may redeem up to 35% of the outstanding exchange notes with money that we raise in one or more equity offerings at any time (which may be more than once) prior to December 1, 2012, at a redemption price of 108.0% of the principal amount of the exchange notes plus accrued and unpaid interest and liquidated damages, if any, as long as at least 65% of the aggregate principal amount of exchange notes issued remains outstanding afterwards. See “Description of the Notes—Optional Redemption.”

Change of Control	If a change in control of the Company occurs, we must give holders of the exchange notes the opportunity to sell us their exchange notes at 101% of their face amount, plus accrued interest.

We might not be able to pay you the required price for exchange notes you present to us at the time of a change of control because:

•	we might not have enough funds at that time; and

•	the terms of our credit facility may prevent us from paying.

See “Risk Factors—Risks Related to the Notes—We may not be able to repurchase notes upon a change of control, which would be an event of default under the indenture.”

Asset Sale Proceeds	If we or our subsidiaries engage in asset sales, we generally must either invest the net cash proceeds from such sales in our business within a period of time, prepay certain debt or make an offer to purchase a principal amount of the exchange notes equal to the excess net cash proceeds. The purchase price of the notes will be 100% of their principal amount, plus accrued interest.

Certain Indenture Provisions	The indenture governing the exchange notes contains covenants limiting our (and most or all of our subsidiaries’) ability to:

•	pay dividends or make certain other restricted payments or investments;

•	incur additional indebtedness and issue disqualified stock;

•	create liens on assets;

•	merge, consolidate, or sell all or substantially all of our and our restricted subsidiaries’ assets;

•	enter into certain transactions with affiliates;

•	create restrictions on dividends or other payments by our restricted subsidiaries; and

•	create guarantees of indebtedness by restricted subsidiaries.

These covenants are subject to a number of important limitations and exceptions. See “Description of the Notes—Certain Covenants.”

Use of Proceeds	We will not receive any cash proceeds from the exchange offer.

We explain the exchange notes in greater detail beginning on page 99.

Risk Factors

You should carefully consider all of the information in this prospectus. In particular, for a discussion of some specific factors that you should consider in evaluating an investment in the notes, see “Risk Factors” beginning on page 10 of this prospectus, “Risk Factors” beginning on page 23 of our Annual Report on Form 10-K for the year ended December 31, 2009 and Item 1A “Risk Factors” of our quarterly report on Form 10-Q for the quarter ended March 31, 2010, both of which are incorporated by reference herein.

Summary Consolidated Financial Information

We derived the following summary historical consolidated financial information presented below from our financial statements. The following summary historical consolidated financial information with respect to each year in the three-year period ended December 31, 2009 are derived from our audited consolidated financial statements. We derived the summary historical consolidated financial information as of and for each of the three months ended March 31, 2009 and 2010 from our unaudited consolidated financial information. Our unaudited consolidated financial information for each of the three months ended March 31, 2009 and 2010 includes, in the opinion of management, all adjustments consisting of normal recurring adjustments necessary for a fair presentation of the results for the period. The results of interim periods are not indicative of our results for the full year. The summary historical consolidated financial information provided below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and notes thereto included and incorporated by reference in this prospectus.

	Year Ended December 31,			Three Months Ended March 31,
	2007	2008	2009	2009	2010
Consolidated Statements of Operations Data:
Revenues	$444,919	$495,834	$505,513	$131,788	$118,661
Costs and expenses:
Cost of revenues, excluding depreciation and amortization	235,471	261,753	270,381	68,879	65,226
Selling, general and administrative expenses	57,049	62,728	67,579	17,893	16,117
Transaction costs	—	—	893	431	351
Severances and related costs	682	636	1,404	182	462
Loss on extinguishment of debt	—	61	14,600	—	—
Depreciation expense	82,703	87,728	94,918	23,650	23,691
Amortization expense	5,195	8,696	11,000	2,776	2,806
Interest expense and other, net	42,362	48,392	45,894	10,677	13,304
Other (income) and expense, net	(579)	(872)	(1,178)	(256)	(360)

Total costs and expenses	422,883	469,122	505,491	124,232	121,597

Income (loss) before income taxes, earnings from unconsolidated investees and noncontrolling interest, net of tax	22,036	26,712	22	7,556	(2,936)
Income tax expense (benefit)	11,644	11,764	308	3,161	(613)
Earnings from unconsolidated investees	(7,567)	(4,605)	(3,831)	(587)	(907)

Net income (loss)	17,959	19,553	3,545	4,982	(1,416)
Less: Net income attributable to noncontrolling interest, net of tax	(1,727)	(3,030)	(3,064)	(654)	(747)

Net income (loss) attributable to Alliance HealthCare Services, Inc.	$16,232	$16,523	$481	$4,328	$(2,163)

Consolidated Balance Sheet Data (at end of period):
Cash and cash equivalents	$120,892	$73,305	$111,884	$91,109	$114,197
Total assets	849,807	883,723	887,836	888,302	878,938
Long-term debt, including current maturities	670,796	662,562	667,890	665,925	660,038
Stockholders’ equity	8,079	28,993	34,762	33,451	34,275
Other Data:
Cash flows provided by (used in):
Operating activities	119,704	130,124	139,131	32,867	30,651
Investing activities	(142,515)	(151,324)	(60,452)	(11,953)	(18,880)
Financing activities	127,263	(26,387)	(40,100)	(3,110)	(9,458)
Capital expenditures	65,252	66,204	73,830	14,891	20,205

RISK FACTORS

You should carefully consider the risk factors set forth below as well as the other information contained and incorporated by reference in this prospectus before making a decision to tender your private notes in the exchange offer. The risk factors set forth below are generally applicable to the private notes as well as the exchange notes. The risks described below are not the only risks that we face. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business operations. Any of the following risks could materially and adversely affect our business, financial condition or results of operations. In such case, you may lose all or part of your original investment.

Risks Related to Our Indebtedness

Our substantial indebtedness could restrict our operations and make us more vulnerable to adverse economic conditions.

We are highly leveraged. As of March 31, 2010, we had $660.0 million of outstanding debt, excluding letters of credit, and approximately $115.6 million was available for borrowing under our credit facility. Our substantial indebtedness could have important consequences for our stockholders. For example, it could:

•

require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and acquisitions and for other general corporate purposes;

•	increase our vulnerability to economic downturns and competitive pressures in our industry;

•	place us at a competitive disadvantage compared to our competitors that have less debt in relation to cash flow; and

•	limit our flexibility in planning for, or reacting to, changes in our business and our industry.

If there is a default under the agreements governing our material indebtedness, the value of our assets may not be sufficient to repay our creditors.

Our property and equipment, which make up a significant portion of our tangible assets, had a net book value of $336.8 million as of March 31, 2010. The book value of these assets should not be relied on as a measure of realizable value for such assets. The realizable value may be lower than such net book value. The value of our assets in the event of liquidation will depend upon market and economic conditions, the availability of buyers and similar factors. A sale of these assets in a bankruptcy or similar proceeding would likely be made under duress, which could reduce the amounts that would be recovered. Furthermore, such a sale could occur when other companies in our industry also are distressed, which might increase the supply of similar assets and therefore reduce the amounts that could be recovered. Our goodwill and other intangible assets had a net book value of $291.4 million as of March 31, 2010. These assets primarily consist of the excess of the acquisition cost over the fair market value of the net assets acquired in purchase transactions, customer contracts and costs to obtain certificates of need. The value of goodwill and other intangible assets will continue to depend significantly upon the success of our business as a going concern and the growth in future cash flows. As a result, in the event of a default under the agreements governing our material indebtedness or any bankruptcy or dissolution of our company, the realizable value of these assets will likely be substantially lower and may be insufficient to satisfy the claims of our creditors.

The financial condition of our assets will likely deteriorate during any period of financial distress preceding a sale of our assets. In addition, much of our assets consist of illiquid assets that may have to be sold at a substantial discount in an insolvency situation. Accordingly, the proceeds of any such sale of our assets may not be sufficient to satisfy, and may be substantially less than, amounts due to our creditors.

Despite current indebtedness levels, we and our subsidiaries may still be able to incur substantially more indebtedness, which could increase the risks described above.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future. The terms of our credit facility and the indenture governing the notes permit us or our subsidiaries to incur additional indebtedness, subject to certain restrictions. Further, our credit facility and the indenture governing the notes allow for the incurrence of indebtedness by our subsidiaries, all of which would be structurally senior to the notes. In addition, as of March 31, 2010, our credit facility permitted additional borrowings of up to approximately $115.6 million subject to the covenants contained in our credit facility, and all of those borrowings would be senior to the notes to the extent of the assets securing our credit facility. If new debt is added to our or our subsidiaries’ current debt levels, the risks discussed above could intensify.

If we are unable to generate or borrow sufficient cash to make payments on our indebtedness or to refinance our indebtedness on acceptable terms, our financial condition would be materially harmed, our business may fail and you may lose all of your investment.

Our ability to make scheduled payments on or to refinance our obligations with respect to our debt will depend on our financial and operating performance, which will be affected by general economic, financial, competitive, business and other factors beyond our control. As a result of the recent global market and economic conditions, the cost and availability of credit and equity capital have been severely impacted. We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us in an amount sufficient to enable us to service our debt or to fund our other liquidity needs. If we are unable to meet our debt obligations or fund our other liquidity needs, we may need to restructure or refinance all or a portion of our debt on or before maturity or sell certain of our assets. We cannot assure you that we will be able to restructure or refinance any of our debt on commercially reasonable terms, if at all, which could cause us to default on our debt obligations and impair our liquidity. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations.

We may not be able to finance future needs or adapt our business plan to changes because of restrictions placed on us by our credit facility, our notes, the indentures governing our notes and instruments governing our other indebtedness.

The indenture governing the notes and our credit facility contain affirmative and negative covenants which restrict, among other things, our ability to:

•	incur additional debt;

•	sell assets;

•	create liens or other encumbrances;

•	make certain payments and dividends; or

•	merge or consolidate.

All of these restrictions could affect our ability to operate our business and may limit our ability to take advantage of potential business opportunities as they arise. A failure to comply with these covenants and restrictions would permit the relevant creditors to declare all amounts borrowed under the relevant borrowing, together with accrued interest and fees, to be immediately due and payable. If the indebtedness under our credit facility or the notes is accelerated, we may not have sufficient assets to repay amounts due under the credit facility, the notes or on other indebtedness then outstanding. If we are not able to refinance our debt, we could become subject to bankruptcy proceedings, and you may lose all or a portion of your investment because the claims of certain of our creditors on our assets are prior to the claims of holders of the notes.

Increases in interest rates could adversely affect our financial condition.

An increase in prevailing interest rates would have an effect on the interest rates charged on our variable rate debt, which rise and fall upon changes in interest rates. At March 31, 2010, approximately $458.9 million of our debt was at variable interest rates.

Increases in interest rates would also impact the refinancing of our debt. If interest rates are higher when our debt becomes due, we may be forced to borrow at the higher rates. If prevailing interest rates or other factors result in higher interest rates, the increased interest expense would adversely affect our cash flow and our ability to service our debt. As a protection against rising interest rates, we may enter into agreements such as interest rate swaps, caps, floors and other interest rate exchange contracts. These agreements, however, carry the risks that the other parties to the agreements may not perform or that the agreements could be unenforceable. We are required under the terms of our credit facility to enter into agreements such as interest rate swaps, caps, floors and other interest rate exchange contracts that would have the effect of fixing the rate of a specified percentage of our variable rate debt for periods to be determined.

Risks Related to Our Business

Changes in the rates or methods of third-party reimbursements for diagnostic imaging services could result in reduced demand for our services or create downward pricing pressure, which would result in a decline in our revenues and harm to our financial position.

We derive approximately 19% of our revenues from direct billings to patients and third-party payors such as Medicare, Medicaid or private health insurance companies, and changes in the rates or methods of reimbursement for the services we provide could have a significant negative impact on those revenues. Moreover, our healthcare provider clients on whom we depend for the majority of our revenues generally rely on reimbursement from third-party payors. If our clients receive decreased reimbursement, this could result in a reduced demand for our services or downward pricing pressures, which could have a material impact on our financial position.

From time to time, changes designed to contain healthcare costs have been implemented, some of which have resulted in decreased reimbursement rates for diagnostic imaging services that impact our retail business. For services for which we bill Medicare directly, we are paid under the Medicare Physician Fee Schedule, which is updated on an annual basis. Under the Medicare statutory formula, payments under the Physician Fee Schedule would have decreased for the past several years if Congress failed to intervene. For example, for 2008, the fee schedule rates were to be reduced by approximately 10.1%. The Medicare, Medicaid and SCHIP Extension Act of 2007 eliminated the 10.1% reduction for 2008 and increased the annual payment rate update by 0.5%. This increase to the annual Medicare Physician Fee Schedule payment update was effective only for Medicare claims with dates of service between January 1, 2008 and June 30, 2008. Beginning July 1, 2008, under MIPPA, the 0.5% increase was continued for the rest of 2008. In addition, MIPPA established a 1.1% increase to the Medicare Physician Fee Schedule payment update for 2009. For 2010, CMS projected a rate reduction of 21.2% unless Congress intervened again to avoid the payment reduction. On December 19, 2009, President Obama signed into law the Department of Defense Appropriations Act, 2010 (H.R. 3326) which includes a zero percent Medicare physician update through February 28, 2010. The zero percent update was further extended through May 31, 2010 by the Temporary Extension Act of 2010 and the Continuing Extension Act of 2010, signed into law by President Obama on March 2, 2010 and April 15, 2010, respectively. Finally, a 2.2% increase to the payment rate, effective June 1, 2010 through November 30, 2010, was established by the Preservation of Access to Care for Medicare Beneficiaries and Pension Relief Act of 2010, signed into law on June 25, 2010. Although for 2011, CMS is projecting a rate reduction of 6.1%, this projection does not account for the recent legislative changes to the Physician Fee Schedule updates, as discussed above. In any event, if Congress fails to intervene to prevent the negative update factor in the future, the resulting decrease in payment will adversely impact our revenues and results of operations.

MIPPA also modified the methodology by which the budget neutrality formula was applied to the 2009 physician fee schedule payment rates, resulting in an overall reduction in payment rates for services performed by many specialties, including an estimated 3% reduction for radiation oncology and 1% reduction for nuclear medicine. The impact of the payment rates on specific companies depends on their service mix. We estimated slight decreases in rates for our radiation oncology business but cannot predict the full impact the rate reductions will have on our future revenues or business. Also with respect to MIPPA, the legislation requires all suppliers that provide the technical component of diagnostic MRI, PET/CT, CT and nuclear medicine to be accredited by an accreditation organization designated by CMS by January 1, 2012. On January 26, 2010, CMS initially approved the following designated accreditation organizations to accredit suppliers furnishing the technical component of all advanced imaging modalities (CT, nuclear medicine, PET and MRI) on or after January 1, 2010: The American College of Radiology (ACR), the Intersocietal Accreditation Commission (IAC) and The Joint Commission. All our facilities are accredited by The Joint Commission.

A number of other legislative changes impact our retail business. For example, the DRA imposed caps on Medicare payment rates for certain imaging services furnished in physicians’ offices and other non-hospital based settings. The caps impact MRI, PET/CT and certain imaging services performed in conjunction with radiation therapy, including certain IGRT services and diagnostic imaging services used to plan IMRT. Under the cap, payments for specified imaging services cannot exceed the hospital outpatient payment rates for those services. This change applies to services furnished on or after January 1, 2007. The limitation is applicable to the technical components of the diagnostic imaging services only, which is the payment we receive for the services for which we bill directly under the Medicare Physician Fee Schedule. CMS issues on an annual basis the HOPPS rates, which are used to develop the caps. If the technical component of the service established under the Physician Fee Schedule (without including geographic adjustments) exceeds the hospital outpatient payment amount for the service (also without including geographic adjustments), then the payment is to be reduced. In other words, in those instances where the technical component for the particular service is greater for the non-hospital site, the DRA directs that the hospital outpatient payment rate be substituted for the otherwise applicable Physician Fee Schedule payment rate. The implementation of this reimbursement reduction contained in the DRA had a significant effect on our financial condition and results of operations in 2007, whereas the changes in 2008 and 2009 have been limited.

The DRA also codified the reduction in reimbursement for multiple images on contiguous body parts, which was previously announced by CMS. The DRA mandated payment at 100% of the technical component of the higher priced imaging procedure and 50% for the technical component of each additional imaging procedure for multiple images of contiguous body parts within a family of codes performed in the same session. CMS announced that it would phase in this reimbursement reduction over a two-year period. Beginning in 2006, CMS implemented the initial 25% reduction for each additional imaging procedure on contiguous body parts. For services furnished on or after July 1, 2010, the recently enacted Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act (collectively, the “PPACA”), requires the full 50% reduction to be implemented as mandated by the DRA. In its proposed Physician Fee Schedule for calendar year 2011, CMS also proposed a reduction in reimbursement to CT and CT angiography (“CTA”), MRI and MR angiography (“MRA”), and ultrasound procedures services furnished to the same patient in the same session, regardless of the imaging modality, and not limited to contiguous body areas. CMS projects that the proposed rule would reduce payment for 20% more services than the current multiple procedure payment reduction policy. CMS expects that the proposed rule would primarily reduce payments for radiology services and to freestanding diagnostic imaging centers, such as our retail business. At this time, we do not believe that the proposed multiple procedure payment reductions, if finalized, will have a material impact on our future retail revenues.

For HOPPS rates, effective January 1, 2009, CMS established three HOPPS imaging families according to modality—one for ultrasound, one for CT and CTA, and one for MRI and MRA services. CMS then established five composite Ambulatory Payment Classifications, or APCs, based on these HOPPS imaging families, splitting the families for CT and CTA, and MRI and MRA, into two separate composite APCs each to reflect whether the procedures are performed with or without contrast. CMS will provide a single APC payment when two or more imaging procedures using the same imaging modality are reported on a single date of service. If a with and without contrast procedure are reported together, they are paid at the higher with contrast payment category. The implementation of this new payment methodology did not have a material impact on our consolidated financial position or results of operations.

Regulatory updates to payment rates for which we bill the Medicare program directly are published annually by CMS. For payments under the Physician Fee Schedule for calendar year 2010, CMS changed the way it calculates components of the Medicare Physician Fee Schedule. As part of the changes, CMS reduced payment rates for certain diagnostic services using equipment costing more than $1 million through revisions to usage assumptions from the current 50% usage rate to a 90% usage rate to be phased in over a four-year period. This change applied to MRI and CT scans, but not for radiation therapy and other therapeutic equipment. The PPACA supersedes CMS’s regulatory changes and reduces the assumed usage rate for such equipment from CMS’s 2010 rate of 90% to a rate of 75%, beginning on January 1, 2011. In addition, for 2011, CMS is proposing to expand the list of services to which the higher equipment utilization rate assumption applies to include certain diagnostic CTA and MRA procedures using similar CT and MRI scanners that cost more than $1 million. A decrease in utilization rate generally corresponds to an increase to the payment rate. The OIG has stated that for 2010, it intends to focus on, among other things, the practice expense components, including the equipment utilization rate, for certain imaging services reimbursed under Medicare Physician Fee Schedule to determine whether Medicare payment reflects the actual expenses incurred and whether the utilization rate reflects current industry practices.

Further with respect to its 2010 regulatory changes to the Medicare Physician Fee Schedule, in addition to the changes to the usage assumptions, CMS’s changes to services primarily involving the technical component rather than the physician work component were adjusted downward. The reductions primarily impact radiology and other diagnostic tests, including the services we provide. Some of the changes to the Medicare Physician Fee Schedule are being transitioned over a four year period such that beginning in 2013, CMS will have fully implemented the revised payment rates. For the 2010 transitioned payment, CMS estimated that the impact of its changes (including the change in the usage assumption that has been superseded by PPACA) would result in a 1% reduction in radiation oncology, 5% reduction in radiology, 18% reduction in nuclear medicine and 12% reduction for all suppliers providing the technical component of diagnostic tests generally. These impacts are calculated prior to any application of the projected negative update factor of 21.2% related to MIPPA and may impact our future revenues. The PPACA changes to the Medicare Physician Fee Schedule impact only the usage assumptions described above and therefore all other 2010 updates issued by CMS remain in place. If the CMS 2010 reimbursement rates had been in effect for full year 2009, we estimate that our annualized retail revenue related to MRI and radiation oncology would not have been materially impacted. At this time, we estimate that the new usage assumptions for MRI and CT scans under the PPACA, which is to take effect on January 1, 2011, will not have a material impact on our future retail revenues.

On June 25, 2010, CMS published its proposed regulatory changes to the Medicare Physician Fee Schedule for calendar year 2011. The proposed rule would implement the second year of the four-year transitioned changes discussed above, CMS is also proposing to adjust upward two components of Medicare physician payment rates. These two components, the practice expense and malpractice expense, will be adjusted to reflect their growth relative to physician earnings. This would in turn result in a downward adjustment to the work expense component of the Medicare physician payment rates. Specialties that have a higher proportion of the payment rate attributable to practice expenses, such as radiation oncology, are estimated to experience an increase in aggregate payments. For the 2011 transitioned payment, CMS estimated that the impact of its proposed changes would result in a 2% increase in radiation oncology, 6% reduction in radiology, 3% reduction in nuclear medicine and 2% reduction for all suppliers providing the technical component of diagnostic tests generally. These impacts are calculated prior to any application of the projected negative update factor of 6.1% as described above. At this time, we do not believe that the proposed regulatory changes for the adjustments in practice expense, malpractice expense, and work expense components of the Medicare physician payment rates, if finalized, will have a material impact on our future retail revenues.

In addition to annual updates to the Medicare Physician Fee Schedule, as indicated above, CMS also publishes regulatory changes to the HOPPS on an annual basis. These payments are the amounts received by our hospital clients for hospital outpatient services. For 2008, the national Medicare HOPPS payment rate for nonmyocardial PET and PET/CT scans was $1,057 per scan and the national payment rate for myocardial PET scans was $1,400 per scan. Effective January 1, 2008, CMS also bundled the PET and PET/CT payment for radiopharmaceuticals with the payment for the PET and PET/CT scan. In addition, CMS reduced the 2008 national Medicare HOPPS rate for MRI scans by approximately 3%. The 2008 national Medicare HOPPS payment rates for stereotactic radiosurgery treatment delivery services ranged from $1,057 to $8,055, depending on the level of service. For 2009, the payment rate for nonmyocardial PET and PET/CT scans is $1,037 per scan. For myocardial PET procedures, the 2009 payment rate is $1,157 per scan. For stereotactic radiosurgery treatment delivery services, the 2009 payment rates range from $952 to $7,642, depending on the level of service. On October 30, 2009, CMS released its 2010 national Medicare HOPPS payment rates, which went into effect January 1, 2010. For nonmyocardial PET and PET/CT, the 2010 payment rate is $1,037 per scan. For myocardial PET procedures, the 2010 payment rate is $1,433 per scan. For stereotactic radiosurgery treatment delivery services, the 2010 payment rates range from $963 to $7,344, depending on the level of service.

At this time, we cannot predict the impact the DRA and PET and PET/CT Medicare HOPPS rate reductions will have on our future revenues or business. In addition, we cannot predict the full extent of the PPACA on our business. The legislation substantially changes the way health care is financed by both governmental and private insurers and may negatively impact payment rates for certain imaging services. Nor can we predict at this time whether or the extent to which other proposed changes will be adopted, if any, or how these or future changes will affect the demand for our services. For example, President Obama’s budget for fiscal year 2010 includes provisions that may require the use of radiology benefit managers to preauthorize certain imaging services. Future requirements limiting access to or payment for radiology or radiation oncology services may negatively impact our future revenues or business.

We may experience competition from other medical diagnostic and radiation oncology companies and equipment manufacturers and this competition could adversely affect our revenues and our business.

The market for diagnostic imaging and radiation oncology services and systems is competitive. Our major diagnostic imaging competitors include RadNet, Inc., InSight Health Services Corp., Medquest, Inc., Medical Resources, Inc., Shared Medical Services, Kings Medical Company Inc. and DMS Health Group. Our major radiation oncology competitors include Radiation Therapy Services, Inc., Oncare Medical Corp., Vontage Oncology, Inc., and US Oncology, Inc. In addition to direct competition from other imaging and radiation oncology providers, we compete with independent imaging centers and referring physicians with diagnostic imaging systems in their own offices, as well as with original equipment manufacturers, or OEMs, that aggressively sell or lease imaging systems to healthcare providers for full-time installation. In recent years we have seen an increase in activity by OEMs’ sale of systems directly to a certain number of our clients. Typically, OEMs target our higher scan volume clients. This increase in activity by OEMs has resulted in overcapacity of systems in the marketplace, especially related to medical groups adding imaging capacity within their practice settings. This has caused an increase in the number of our higher scan volume clients deciding not to renew their contracts. We replace these higher volume scan clients typically with lower volume clients. Our MRI revenues decreased during the year ended December 31, 2009 compared to 2008 and during the quarter ended March 31, 2010 compared to 2009, due to a decrease in demand. We believe that MRI revenues will continue to decline in future years.

There are many competitors in the imaging sector we find ourselves competing with to gain business. If we are unable to successfully compete, our client base would decline and our business and financial condition would be harmed.

Our revenues may fluctuate or be unpredictable and this may impact our financial results.

The amount and timing of revenues that we may derive from our business will fluctuate based on:

•	variations in the rate at which clients renew their contracts;

•	the extent to which our mobile shared-service clients become full-time clients;

•	changes in the number of days of service we can offer with respect to a given diagnostic imaging system due to equipment malfunctions or the seasonal factors discussed below; and

•	the mix of wholesale and retail billing for our services.

In addition, we experience seasonality in the sale of our services. For example, our revenues typically decline from our third fiscal quarter to our fourth fiscal quarter. First and fourth quarter revenues are typically lower than those from the second and third quarters. First quarter revenue can be affected primarily by inclement weather, the results of which are fewer patient scans during the period. Fourth quarter revenue is affected primarily by holiday and client and patient vacation schedules and inclement weather, the results of which are fewer patient scans during the period. As a result, our revenues may vary significantly from quarter to quarter, and our quarterly results may be below market expectations. We also experience fluctuations in revenues generated due to acquisition activity and general economic conditions, including recession or economic slowdown. We may not be able to reduce our expenses, including our debt service obligations, quickly enough to respond to these declines in revenue, which would make our business difficult to operate and would harm our financial results.

We may be unable to renew or maintain our client contracts, which would harm our business and financial results.

Upon expiration of our clients’ contracts, we are subject to the risk that clients will cease using our imaging services and purchase or lease their own imaging systems or use our competitors’ imaging systems. During the quarter ended March 31, 2010, we continued to experience a high rate of contract terminations partially due to stepped up marketing, sales and attractive financing alternatives being offered by original equipment manufacturers to our clients. A portion of our clients can execute early termination clauses and discontinue service prior to maturity. As a result, our MRI revenues for 2009 declined compared to 2008 and our first quarter 2010 levels declined compared to first quarter 2009 levels due to a decrease in demand and we believe that MRI revenues from our shared-service operations will continue to decline in future periods. If these contracts are not renewed, it could result in a significant negative impact on our business. It is not always possible to immediately obtain replacement clients, and historically many replacement clients have been smaller facilities which have a lower number of scans than lost clients.

Managed care organizations may prevent healthcare providers from using our services which would cause us to lose current and prospective clients.

Healthcare providers participating as providers under managed care plans may be required to refer diagnostic imaging tests to specific imaging service providers depending on the plan in which each covered patient is enrolled. These requirements currently inhibit healthcare providers from using our diagnostic imaging services in some cases. The proliferation of managed care may prevent an increasing number of healthcare providers from using our services in the future which would cause our revenues to decline.

We may be unable to effectively maintain our imaging and radiation oncology systems or generate revenue when our systems are not working.

Timely, effective service is essential to maintaining our reputation and high utilization rates on our imaging and radiation oncology systems. Repairs to one of our systems can take up to two weeks and result in a loss of revenue. Our warranties and maintenance contracts do not fully compensate us for loss of revenue when our systems are not working. The principal components of our operating costs include depreciation, salaries paid to technologists and other clinical staff, drivers, annual system maintenance costs, insurance and transportation costs. Because the majority of these expenses are fixed, a reduction in the number of scans or treatments performed due to out-of-service equipment will result in lower revenues and margins. Repairs of our equipment are performed for us by the equipment manufacturers. These manufacturers may not be able to perform repairs or supply needed parts in a timely manner. Thus, if we experience greater than anticipated system malfunctions or if we are unable to promptly obtain the service necessary to keep our systems functioning effectively, our revenues could decline and our ability to provide services would be harmed.

Our ability to maximize the utilization of our diagnostic imaging equipment may be adversely impacted by harsh weather conditions, which may affect our ability to generate revenue.

Harsh weather conditions can adversely impact our operations and financial condition. To the extent severe weather patterns affect the regions in which we operate, potential patients may find it difficult to travel to our centers and we may have difficulty moving our mobile systems along their scheduled routes. As a result, we would experience a decrease in scan volume during that period. Our equipment utilization, scan volume or revenues could be adversely affected by similar conditions in the future.

Adverse changes in general domestic and worldwide economic conditions and instability and disruption of credit markets could adversely affect our operating results, financial condition, or liquidity.

We are subject to risks arising from adverse changes in general domestic and global economic conditions, including recession or economic slowdown and disruption of credit markets. Recent global market and economic conditions have been unprecedented and challenging with tighter credit conditions and recession in most major economies continuing into 2010. Continued concerns about the systemic impact of potential long-term and wide-spread recession, inflation, energy costs, geopolitical issues, the availability and cost of credit, the United States mortgage market and a declining real estate market in the United States have contributed to increased market volatility and diminished expectations for the United States economy. Added concerns fueled by the United States government financial assistance to certain companies and other federal government’s interventions in the United States financial system has led to increased market uncertainty and instability in both United States and international capital and credit markets. These conditions, combined with volatile oil prices, declining business and consumer confidence, increased unemployment, increased tax rates and governmental budget deficits and debt levels have contributed to volatility of unprecedented levels. We believe our MRI and PET/CT scan volumes have been impacted during 2009 and will continue to be impacted in 2010 by rising unemployment rates, the number of under-insured or uninsured patients and other conditions arising from the global economic conditions described above. At this time, it is unclear what impact this might have on our future revenues or business.

As a result of these market conditions, the cost and availability of credit has been and may continue to be adversely affected by illiquid credit markets and wider credit spreads. Concern about the stability of the markets generally and the strength of counterparties specifically has led many lenders and institutional investors to reduce, and in some cases, cease to provide funding to borrowers.

Continued turbulence in the United States and international markets and economies may adversely affect our liquidity and financial condition, and the liquidity and financial condition of our customers. If these market conditions continue, they may limit our ability, and the ability of our customers, to timely replace maturing liabilities, and access the capital markets to meet liquidity needs, resulting in adverse effects on our financial condition and results of operations.

We may not receive payment from some of our healthcare provider customers because of their financial circumstances.

Some of our healthcare provider customers do not have significant financial resources, liquidity or access to capital. If these customers experience financial difficulties they may be unable to pay us for the equipment and services that we provide. We have experienced, and expect to continue to experience, write-offs of accounts receivables from healthcare provider customers that become insolvent, file for bankruptcy or are otherwise unable to pay amounts owed to us. A significant deterioration in general or local economic conditions could have a material adverse affect on the financial health of certain of our healthcare provider customers. As a result, we may have to increase the amounts of accounts receivables that we write-off, which would adversely affect our financial condition and results of operations.

Natural disasters could adversely affect our business and operations.

Our corporate headquarters is located in California and we currently operate in various geographic regions across 45 states, subject to varying risks for natural disaster, including but not limited to, hurricanes, blizzards, floods, earthquakes and tornados. Depending upon their severity, these natural disasters could damage our facilities and systems or prevent potential patients from traveling to our centers. Damage to our equipment or any interruption in our business would adversely affect our financial condition and could result in the loss of the capital invested in the damaged facilities or systems or anticipated future cash flows from those facilities or imaging systems.

Technological change in our industry could reduce the demand for our services and require us to incur significant costs to upgrade our equipment.

We operate in a competitive, capital intensive and high fixed-cost industry. The development of new technologies or refinements of existing ones might make our existing systems technologically or economically obsolete, or reduce the need for our systems. MRI, PET and PET/CT, radiation oncology and other diagnostic imaging systems are currently manufactured by numerous companies. Competition among manufacturers for a greater share of the MRI, PET and PET/CT and other diagnostic imaging systems market has resulted in and likely will continue to result in technological advances in the speed and imaging capacity of these new systems. Consequently, the obsolescence of our systems may be accelerated. Should new technological advances occur, we may not be able to acquire the new or improved systems. In the future, to the extent we are unable to generate sufficient cash from our operations or obtain additional funds through bank financing or the issuance of equity or debt securities, we may be unable to maintain a competitive equipment base. In addition, advancing technology may enable hospitals, physicians or other diagnostic service providers to perform procedures without the assistance of diagnostic service providers such as ourselves. As a result, we may not be able to maintain our competitive position in our targeted regions or expand our business.

High fuel costs would harm our operations.

Fuel costs constitute a significant portion of our mobile operating expenses. Historically, fuel costs have been subject to wide price fluctuations based on geopolitical issues and supply and demand. Fuel availability is also affected by demand for home heating oil, diesel, gasoline and other petroleum products, as well as overall economic conditions. Because of the effect of these events on the price and availability of fuel, the cost and future availability of fuel cannot be predicted with any degree of certainty. In the event of a fuel supply shortage or further increases in fuel prices, a curtailment of scheduled mobile service could result. There have been significant increases in fuel costs and continued high fuel costs or further increases will harm our financial condition and results of operations.

Because a high percentage of our operating expenses are fixed, a relatively small decrease in revenues could have a significant negative impact on our financial results.

A high percentage of our expenses are fixed, meaning they do not vary significantly with the increase or decrease in revenues. Such expenses include, but are not limited to, debt service and capital lease payments, rent and operating lease payments, salaries, maintenance, insurance and vehicle operation costs. As a result, a relatively small reduction in the prices we charge for our services or procedure volume could have a disproportionate negative effect on our financial results.

We may be subject to professional liability risks, which could be costly and could negatively impact our business and financial results.

We may be subject to professional liability claims. Although there currently are no known hazards associated with any of our scanning or therapy delivery technologies directly related to the physical equipment when used properly, hazards may be discovered in the future. Furthermore, there is a risk of harm to a patient during an MRI if the patient has certain types of metal implants or cardiac pacemakers within his or her body. Although patients are screened to safeguard against this risk, screening may nevertheless fail to identify the hazard. There also is potential risk to patients treated with therapy equipment secondary to inadvertent or excessive over- or under exposure to radiation—a topic on which the U.S. House of Representatives Committee on Energy and Commerce Subcommittee on Health held a hearing on February 26, 2010. We maintain professional liability insurance with coverage that we believe is consistent with industry practice and appropriate in light of the risks attendant to our business. However, any claim made against us could be costly to defend against, result in a substantial damage award against us and divert the attention of our management from our operations, which could have an adverse effect on our financial performance.

Loss of key executives and failure to attract qualified managers and sales persons could limit our growth and negatively impact our operations.

We depend upon our management team to a substantial extent. In particular, we depend upon Mr. Viviano, our Chief Executive Officer and Chairman of our Board of Directors for his skills, experience and knowledge of our Company and industry contacts. We do not have key employee insurance policies covering any of our management team. The loss of Mr. Viviano or other members of our management team could have a material adverse effect on our business, results of operations or financial condition.

We require field managers and sales persons with experience in our industry to operate and sell our services for diagnostic imaging and radiation oncology. It is impossible to predict the availability of qualified field managers and sales persons or the compensation levels that will be required to hire them. The loss of the services of any member of our senior management or our inability to hire qualified field managers and sales persons at economically reasonable compensation levels could adversely affect our ability to operate and grow our business.

Loss of, and failure to attract, qualified employees, technologists and other clinical staff could limit our growth and negatively impact our operations.

Our future success depends on our continuing ability to identify, hire, develop, motivate and retain highly skilled personnel for all areas of our organization. Competition in our industry for qualified employees is intense. In particular, there is a very high demand for qualified technologists who are necessary to operate our systems, particularly PET and PET/CT technologists. We may not be able to hire and retain a sufficient number of technologists, therapists, physicists and dosimetrists and we expect that our costs for the salaries and benefits of these employees will continue to increase for the foreseeable future because of the industry’s competitive demand for their services. Our continued ability to compete effectively depends on our ability to attract new employees and to retain and motivate our existing employees.

Our positron emission tomography and positron emission tomography/computed tomography, or PET and PET/CT services, and some of our other imaging services require the use of radioactive materials, which could subject us to regulation-related costs and delays and potential liabilities for injuries or violations of environmental, health and safety laws.

Our PET and PET/CT services and some of our other imaging services require radioactive materials. While this radioactive material has a short half-life, meaning it quickly breaks down into inert, or non-radioactive substances, storage, use and disposal of these materials present the risk of accidental environmental contamination and physical injury. We are subject to federal, state and local regulations governing storage, handling and disposal of these materials and waste products. In spite of our safety procedures for storing, handling and disposing of these hazardous materials, we cannot completely eliminate the risk of accidental contamination or injury from those hazardous materials. We maintain professional liability insurance with coverage that we believe is consistent with industry practice and appropriate in light of the risks attendant to our business. However, in the event of an accident, we could be held liable for any damages that result, and any liability could exceed the limits or fall outside the coverage of our insurance. We may not be able to maintain insurance on acceptable terms, or at all. We could incur significant costs and the diversion of our management’s attention in order to comply with current or future environmental, health and safety laws and regulations.

We may not be able to achieve the expected benefits from future acquisitions, which would adversely affect our financial condition and results.

We have historically relied on acquisitions as a method of expanding our business. In addition, we will consider future acquisitions as opportunities arise. If we do not successfully integrate acquisitions, we may not realize anticipated operating advantages and cost savings. The integration of companies that have previously operated separately involves a number of risks, including:

•	demands on management related to the increase in our size after an acquisition;

•	the diversion of management’s attention from the management of daily operations to the integration of operations;

•	difficulties in the assimilation and retention of employees;

•	potential adverse effects on operating results; and

•	challenges in retaining clients.

We may not be able to maintain the levels of operating efficiency acquired companies have achieved or might achieve separately. Successful integration of each of their operations will depend upon our ability to manage those operations and to eliminate redundant and excess costs. Because of difficulties in combining operations, we may not be able to achieve the cost savings and other size-related benefits that we hoped to achieve after these acquisitions, which would harm our financial condition and operating results.

Two of our stockholders and their affiliates beneficially own almost half of our outstanding shares of common stock and have the contractual right to designate members of our board of directors and board committees, and will therefore be able to exert significant influence over us, including with respect to change of control transactions.

As of April 16, 2010, funds managed by Oaktree Capital Management, LLC and MTS Health Investors, LLC (collectively the “Oaktree Parties”) beneficially owned approximately 46.4% of our outstanding shares of common stock. So long as they beneficially own at least 35% of our outstanding shares of common stock, the Oaktree Parties will have the right to designate three of the members of our board of directors.

As a result of the arrangements described above, the Oaktree Parties have the ability to exert significant influence on our management and operations, as well as matters requiring stockholder approval, including approving mergers, consolidations or sales of all or substantially all of our assets. In addition, in April 2010, provisions of a standstill agreement we entered into with the Oaktree Parties limiting their ability to acquire more than 49.9% of our outstanding common stock terminated. The interests of the Oaktree Parties may conflict with your interests.

Possible volatility in our stock price could negatively affect us and our stockholders.

The trading price of our common stock on the New York Stock Exchange has fluctuated significantly in the past. During the period from January 1, 2007 through June 29, 2010, the trading price of our common stock fluctuated from a high of $12.03 per share to a low of $4.07 per share. In the past, we have experienced a drop in stock price following an announcement of disappointing earnings or earnings guidance. Any such announcement in the future could lead to a similar drop in stock price. The price of our common stock could also be subject to wide fluctuations in the future as a result of a number of other factors, including the following:

•	changes in expectations as to future financial performance or buy/sell recommendations of securities analysts;

•	our, or a competitor’s, announcement of new products or services, or significant acquisitions, strategic partnerships, joint ventures or capital commitments; and

•	the operating and stock price performance of other comparable companies.

In addition, the U.S. securities markets have experienced significant price and volume fluctuations. These fluctuations often have been unrelated to the operating performance of companies in these markets. Broad market and industry factors may lead to volatility in the price of our common stock, regardless of our operating performance. Moreover, our stock has limited trading volume, and this illiquidity may increase the volatility of our stock price.

In the past, following periods of volatility in the market price of an individual company’s securities, securities class action litigation often has been instituted against that company. The institution of similar litigation against us could result in substantial costs and a diversion of management’s attention and resources, which could negatively affect our business, results of operations or financial condition.

Provisions of the Delaware General Corporation Law and our organizational documents may discourage an acquisition of us.

In the future, we could become the subject of an unsolicited attempted takeover of our Company. Although an unsolicited takeover could be in the best interests of our stockholders, our organizational documents and the General Corporation Law of the State of Delaware both contain provisions that will impede the removal of directors and may discourage a third-party from making a proposal to acquire us. For example, the provisions:

•	permit the board of directors to increase its own size and fill the resulting vacancies;

•	provide for a board composed of three classes of directors with each class serving a staggered three-year term;

•	authorize the issuance of additional shares of preferred stock in one or more series without a stockholder vote; and

•

establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors.

Moreover, these provisions can only be amended by the vote of 66 2 /3% or more of our outstanding shares entitled to vote. Furthermore, we are subject to Section 203 of the Delaware General Corporation Law, which could have the effect of delaying or preventing a change in control.

Risks Related to Government Regulation of Our Business

The regulatory and political framework is uncertain and evolving.

Healthcare laws and regulations may change significantly in the future which could adversely affect our financial condition and results of operations. We continuously monitor these developments and modify our operations from time to time as the legislative and regulatory environment changes.

In March 2010, the President signed one of the most significant health care reform measures in decades. The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act (collectively, the “PPACA”), substantially changes the way health care is financed by both governmental and private insurers, including several payment reforms that establish payments to hospitals and physicians based in part on quality measures, and may significantly impact our industry. The PPACA requires, among other things, payment rates for services using imaging equipment that costs over $1 million to be calculated using revised equipment usage assumptions and reduced payment rates for imaging services paid under the Medicare Part B fee schedule. The current 50% usage assumption rate would be replaced with a 75% usage rate for such equipment for services furnished on or after January 1, 2011. In addition, the PPACA changes the technical component discount on imaging of contiguous body parts during a single imaging session from 25% to 50%, as mandated by the DRA. We are unable to predict what effect the PPACA or other healthcare reform measures that may be adopted in the future will have on our business. The federal government will, however, have greater involvement in the healthcare industry than in prior years, and such greater involvement may adversely affect our financial condition and results of operations.

Complying with federal and state regulations is an expensive and time-consuming process, and any failure to comply could result in substantial penalties.

We are directly or indirectly through our clients subject to extensive regulation by both the federal government and the states in which we conduct our business, including the federal Anti-Kickback Law and similar state anti-kickback laws, the Stark Law and similar state laws affecting physician referrals, the federal False Claims Act, the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, and similar state laws addressing privacy and security, state unlawful practice of medicine and fee splitting laws, state certificate of need laws, the Medicare and Medicaid statutes and regulations, the Medicare Prescription Drug, Improvement and Modernization Act of 2003, and requirements for handling biohazardous and radioactive materials and wastes.

Both federal and state government agencies have heightened and coordinated civil and criminal enforcement efforts as part of numerous ongoing investigations of health care companies, as well as their executives and managers. These investigations relate to a wide variety of matters, including referral and billing practices. The Office of the Inspector General of the Department of Health and Human Services (“DHHS”) and the Department of Justice (“DOJ”) have, from time to time, established national enforcement initiatives that focus on specific billing practices or other suspected areas of abuse. Some of our activities could become the subject of governmental investigations or inquiries.

If our operations are found to be in violation of any of the laws and regulations to which we or our clients are subject, we may be subject to the applicable penalty associated with the violation, including civil and criminal penalties, damages, fines and the curtailment of our operations. Any penalties, damages, fines or curtailment of our operations, individually or in the aggregate, could adversely affect our ability to operate our business and our financial results. Our risk of being found in violation of these laws and regulations is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are open to a variety of interpretations. Any action against us for violation of these laws or regulations, even if we successfully defend against it, could cause us to incur significant legal expenses and divert management’s attention from the operation of our business. For a more detailed discussion of the various state and federal regulations to which we are subject see “Business—Regulation,” “Business—Reimbursement” and “Business—Environmental, Health and Safety Laws.”

Federal and state anti-kickback and anti-self-referral laws may adversely affect our operations and income.

Various federal and state laws govern financial arrangements among health care providers. The federal Anti-Kickback Law prohibits the knowing and willful offer, payment, solicitation or receipt of any form of remuneration in return for, or to induce, the referral of Medicare, Medicaid or other federal healthcare program patients, or in return for, or to induce, the purchase, lease or order of items or services that are covered by Medicare, Medicaid or other federal healthcare programs. Further, the recently enacted PPACA, among other things, amends the intent requirement of the federal anti-kickback and criminal health care fraud statutes. A person or entity no longer needs to have actual knowledge of this statute or specific intent to violate it. In addition, the PPACA provides that the government may assert that a claim including items or services resulting from a violation of the federal anti-kickback statute constitutes a false or fraudulent claim for purposes of the false claims statutes. Many state laws also prohibit the solicitation, payment or receipt of remuneration in return for, or to induce, the referral of patients in private as well as government programs. Violation of these laws may result in substantial civil or criminal penalties and/or exclusion from participation in federal or state healthcare programs. We believe that we are operating in compliance with applicable laws and believe that our arrangements with providers would not be found to violate the federal and state anti-kickback laws. However, these laws could be interpreted in a manner that could have an adverse effect on our operations.

The Stark Law prohibits a physician from referring Medicare or Medicaid patients to any entity for certain designated health services (including MRI and other diagnostic imaging services) if the physician has a prohibited financial relationship with that entity, unless an exception applies. In addition, effective January 1, 2010, as a component for satisfying the Stark exception for in-office ancillary services, the PPACA requires physicians who refer a patient for MRI, CT, PET and any other designated health service to inform the patient in writing at the time of the referral that the patient may obtain such services from a person other than the in-office provider, and provide the patient with a written list of suppliers who furnish such services in the area in which the patient resides. Although we believe that our operations do not violate the Stark Law, our activities may be challenged. If a challenge to our activities is successful, it could have an adverse effect on our operations. In addition, legislation may be enacted in the future that further addresses Medicare and Medicaid fraud and abuse or that imposes additional requirements or burdens on us.

A number of states in which our diagnostic imaging centers are located have adopted a form of anti-kickback law and/or Stark Law. The scope of these laws and the interpretations of them vary from state to state and are enforced by state courts and regulatory authorities, each with broad discretion. A determination of liability under the laws described in this risk factor could result in fines and penalties and restrictions on our ability to operate in these jurisdictions.

In addition, under the DRA, states are encouraged to adopt false claims acts, similar to the federal False Claims Act, which establish liability for submission of fraudulent claims to the State Medicaid program and contain qui tam or whistleblower provisions. States enacting such false claims statutes will receive an increased percentage of any recovery from a State Medicaid judgment or settlement. Adoption of new false claims statutes in states where we operate may impose additional requirements or burdens on us.

Healthcare reform legislation and regulations could impact our operations or limit the prices we can charge for our services, which would reduce our revenues and harm our operating results.

In addition to extensive existing government healthcare regulation, there have been and continue to be numerous initiatives at the federal and state levels for reforms affecting the payment for and availability of healthcare services, including proposals that would significantly limit reimbursement under the Medicare and Medicaid programs. Limitations on reimbursement amounts and other cost containment pressures have in the past resulted in a decrease in the revenue we receive for each scan we perform. For example, the PPACA, which was signed into law in March 2010, contains provisions affecting Medicare payment for imaging services. At this time, we cannot predict what effect the PPACA or other healthcare reform measures that may be adopted in the future, if any, will have on the demand for our services or the revenue per procedure that we can collect.

Regulations published in November 2006 by CMS identify 14 supplier standards applicable to independent diagnostic testing facilities, or IDTFs, which include some of our facilities. CMS designed these standards to ensure that minimum quality standards are met to protect Medicare beneficiaries. If an IDTF fails to meet one or more of the standards at the time of enrollment or re-enrollment, then its application will be denied or the agency will revoke an IDTF’s billing privileges. These standards went into effect on January 1, 2007, and IDTFs must meet these standards to obtain or retain enrollment in the Medicare program. CMS published additional regulatory provisions in November 2007 and November 2008 that revised the existing IDTF standards and also created several additional standards. These changes went into effect on January 1, 2008 and January 1, 2009, respectively. To the extent that CMS publishes interpretations of these standards that are more restrictive than the standards described in the agency’s published rules, our business could be adversely impacted. At this time, we cannot predict the impact that these new standards will have on our business.

The application or repeal of state certificate of need regulations could harm our business and financial results.

Some states require a certificate of need or similar regulatory approval prior to the acquisition of high-cost capital items, including diagnostic imaging systems or provision of diagnostic imaging services by us or our clients. Twenty-one of the 45 states in which we operate require a certificate of need and more states may adopt similar licensure frameworks in the future. In many cases, a limited number of these certificates are available in a given state. If we are unable to obtain the applicable certificate or approval or additional certificates or approvals necessary to expand our operations, these regulations may limit or preclude our operations in the relevant jurisdictions.

Conversely, states in which we have obtained a certificate of need may repeal existing certificate of need regulations or liberalize exemptions from the regulations. For example, Pennsylvania, Nebraska, New York, Ohio and Tennessee have liberalized exemptions from certificate of need programs. The repeal of certificate of need regulations in states in which we have obtained a certificate of need or a certificate of need exemption would lower barriers to entry for competition in those states and could adversely affect our business.

If we fail to comply with various licensure, certification and accreditation standards, we may be subject to loss of licensure, certification or accreditation which would adversely affect our operations.

All of the states in which we operate require that the imaging technologists that operate our computed tomography, single photon emission computed tomography and positron emission tomography systems be licensed or certified. Also, each of our retail sites must continue to meet various requirements in order to receive payments from the Medicare program. In addition, we are currently accredited by The Joint Commission, an independent, non-profit organization that accredits various types of healthcare providers such as hospitals, nursing homes and providers of diagnostic imaging services. In the healthcare industry, various types of organizations are accredited to meet certain Medicare certification requirements, expedite third-party payments and fulfill state licensure requirements. Some managed care providers prefer to contract with accredited organizations. Any lapse in our licenses, certifications or accreditations, or those of our technologists, or the failure of any of our retail sites to satisfy the necessary requirements under Medicare could adversely affect our operations and financial results.

Risks Related to the Notes

If you do not exchange your private notes pursuant to this exchange offer, you may not be able to sell your notes.

It may be difficult for you to sell private notes that are not exchanged in the exchange offer. Those private notes may not be offered or sold unless they are registered or there are exemptions from the registration requirements under the Securities Act and applicable state securities laws.

If you do not tender your private notes or if we do not accept some of your private notes, those notes will continue to be subject to the transfer and exchange restrictions in:

•	the indenture;

•	the legend on the private notes; and

•	the offering memorandum relating to the private notes.

The restrictions on transfer of your private notes arise because we issued the private notes pursuant to an exemption from the registration requirements of the Securities Act and applicable state securities laws. In general, you may only offer or sell the private notes if they are registered under the Securities Act and applicable state securities laws, or offered and sold pursuant to an exemption from such requirements. We do not intend to register the private notes under the Securities Act. To the extent private notes are tendered and accepted in the exchange offer, the trading market, if any, for untendered private notes would be adversely affected.

If the procedures for tendering your private notes in this exchange offer are not followed, you may not receive notes in exchange for your private notes.

We will issue the notes in exchange for your private notes only if you tender the private notes and deliver a properly completed and duly executed letter of transmittal and other required documents before expiration of the exchange offer. You should allow sufficient time to ensure timely delivery of the necessary documents. Neither the exchange agent nor we are under any duty to give notification of defects or irregularities with respect to the tenders of private notes for exchange. If you are the beneficial holder of private notes that are registered in the name of your broker, dealer, commercial bank, trust company or other nominee, and you wish to tender private notes in the exchange offer, you should promptly contact the person in whose name your private notes are registered and instruct that person to tender your private notes on your behalf.

We have restricted access to the cash flows and assets of our subsidiaries which may prevent us from making principal and interest payments on the notes.

Although a substantial portion of our business is conducted through our subsidiaries, none of our subsidiaries will have any obligation, contingent or otherwise, to make any funds available to us for payment of the principal of, and the interest on, the notes. Accordingly, our ability to pay the principal of, and the interest on, the notes is dependent upon the earnings of our subsidiaries and the distribution of funds from our subsidiaries. Furthermore, our subsidiaries will be permitted under the terms of the indenture to incur certain additional indebtedness that may require substantial interest payments. There can be no assurance that our operations, independent of our subsidiaries, will generate sufficient cash flow to support payment of principal of, and interest on, the notes, or that dividends, distributions or loans will be available from our subsidiaries to fund these payments.

The notes are structurally subordinated to the liabilities of our subsidiaries.

None of our subsidiaries has guaranteed our obligations to make payments on the notes. In the event of a bankruptcy, liquidation or reorganization of any of our subsidiaries, their creditors will generally be entitled to payment of their claims from their assets before any assets are made available for a distribution to us for any purpose, including payments on the notes. As a result, the notes are structurally subordinated to the liabilities and guarantees of indebtedness of our subsidiaries, which totaled $486.1 million (of which $458.9 million represents guarantees of our credit facility) outstanding as of March 31, 2010. In the event of a bankruptcy, liquidation or reorganization of any of our subsidiaries, we and our creditors, including the holders of the notes, will have no right to proceed against the assets of our subsidiaries or to cause the liquidation or bankruptcy of these subsidiaries under bankruptcy laws.

Payment of principal and interest on the notes will be effectively subordinated to our secured debt to the extent of the value of the assets securing that debt.

The notes are effectively subordinated to claims of our secured creditors to the extent of the value of the assets securing such claims. As of March 31, 2010, we had $458.9 million of borrowings outstanding under our credit, approximately $4.4 million of letters of credit outstanding and approximately $115.6 million of additional borrowing capacity under our credit facility to which the notes are or would be effectively subordinated to the extent of the value of the assets securing our credit facility. Holders of our secured obligations, including obligations under our credit facility, will have claims that are prior to claims of the holders of the notes with respect to the assets securing those obligations. In the event of a liquidation, dissolution, reorganization, bankruptcy or any similar proceeding, our assets and those of our subsidiaries will be available to pay obligations on the notes and the note guarantees only after holders of our senior secured debt have been paid the value of the assets securing such obligations. Accordingly, there may not be sufficient funds remaining to pay amounts due on all or any of the notes.

We may not be able to repurchase notes upon a change of control, which would be an event of default under the indenture.

Upon the occurrence of specific kinds of change of control events, we will be required to offer to repurchase all of the outstanding notes. The terms of the notes may not protect you if we undergo a highly leveraged transaction, reorganization, restructuring, merger or similar transaction that may adversely affect you unless the transaction is included in the definition of a change of control. Our credit facility restricts us from repurchasing the notes without the approval of the lenders. In addition, it is possible that we will not have sufficient funds at the time of the change of control to make the required repurchase of notes or that other restrictions in our credit facility and the notes will not allow these repurchases. Our failure to repurchase the notes would constitute an event of default under the indenture which would in turn result in an event of default under our credit facility, in which case the lenders under our credit facility could cause all indebtedness under our credit facility to become due and payable.

An active trading market may not develop for the notes.

There is no existing trading market for the notes. We do not intend to apply for listing of the notes, on any securities exchange or for quotation on the Nasdaq National Market.

The liquidity of any market for the notes will depend on a number of factors, including:

•	the number of holders of the notes;

•	our performance;

•	the market for similar securities;

•	the interest of securities dealers in making a market in the notes; and

•	prevailing interest rates.

An active market for the notes may not develop and, if it develops, it may not continue.

If a bankruptcy petition were filed by or against us, you may receive a lesser amount for your claim than you would be entitled to receive under the indenture governing the notes.

If a bankruptcy petition were filed by or against us under the United States Bankruptcy Code after the issuance of the notes, the claim by any holder of the notes for the principal amount of the notes may be limited to an amount equal to the sum of:

•	The original issue price for the notes; and

•	that portion of the original issue discount that does not constitute “unmatured interest” for purposes of the United States Bankruptcy Code.

Any original issue discount that was not amortized as of the date of the bankruptcy filing would constitute unmatured interest. Accordingly, holders of the notes under these circumstances may receive a lesser amount than they would be entitled to under the terms of the indenture governing the notes, even if sufficient funds are available.

THE EXCHANGE OFFER

Purpose of the Exchange Offer

We issued $190,000,000 of the private notes on November 19, 2009 to Deutsche Bank Securities Inc., Morgan Stanley & Co. Incorporated and Barclays Capital Inc, the initial purchasers, pursuant to a purchase agreement. The initial purchasers subsequently sold the private notes to “qualified institutional buyers,” as defined in Rule 144A under the Securities Act, in reliance on Rule 144A, and outside the United States under Regulation S of the Securities Act. As a condition to the sale of the private notes, we entered into a registration rights agreement with the initial purchasers on December 1, 2009. Pursuant to the registration rights agreement, we agreed that we would:

(1)	file an exchange offer registration statement with the SEC on or prior to April 30, 2010;

(2)	use our commercially reasonable efforts to have the exchange offer registration statement declared effective by the SEC on or prior to July 29, 2010;

(3)	keep the exchange offer open for a period of not less than the minimum period required under applicable law, but in no event for less than 20 business days; and

(4)	use our commercially reasonable efforts to consummate the exchange offer on the earliest practicable date after the exchange offer registration statement has become effective, but in no event later than August 28, 2010.

Upon the effectiveness of the exchange offer registration statement, we will offer the exchange notes in exchange for the private notes. A copy of the registration rights agreement is filed as an exhibit to the registration statement of which this prospectus forms a part.

Resale of the Exchange Notes

Based upon an interpretation by the staff of the SEC contained in no-action letters issued to third parties, we believe that you may exchange private notes for exchange notes in the ordinary course of business. For further information on the SEC’s position, see Exxon Capital Holdings Corporation, available May 13, 1988, Morgan Stanley & Co. Incorporated, available June 5, 1991 and Shearman & Sterling, available July 2, 1993, and other interpretive letters to similar effect. You will be allowed to resell exchange notes to the public without further registration under the Securities Act and without delivering to purchasers of the exchange notes a prospectus that satisfies the requirements of Section 10 of the Securities Act so long as you do not participate, do not intend to participate, and have no arrangement with any person to participate, in a distribution of the exchange notes. However, the foregoing does not apply to you if you are: a broker-dealer who purchased the private notes directly from us to resell pursuant to Rule 144A or any other available exemption under the Securities Act; or you are an “affiliate” of ours within the meaning of Rule 405 under the Securities Act.

In addition, if you are a broker-dealer, or you acquire exchange notes in the exchange offer for the purpose of distributing or participating in the distribution of the exchange notes, you cannot rely on the position of the staff of the SEC contained in the no-action letters mentioned above and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction, unless an exemption from registration is otherwise available.

Each broker-dealer that receives exchange notes for its own account in exchange for private notes, which the broker-dealer acquired as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. By delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. A broker-dealer may use this prospectus, as it may be amended or supplemented from time to time, in connection with resales of exchange notes received in exchange for private notes which the broker-dealer acquired as a result of market-making or other trading activities.

Terms of the Exchange Offer

Upon the terms and subject to the conditions described in this prospectus and in the accompanying letter of transmittal, which together constitute the exchange offer, we will accept any and all private notes validly tendered and not withdrawn before the expiration date. We will issue $1,000 principal amount of exchange notes in exchange for each $1,000 principal amount of outstanding private notes surrendered pursuant to the exchange offer. You may tender private notes only in denominations of $2,000 and integral multiples of $1,000 in excess thereof.

The form and terms of the exchange notes are the same as the form and terms of the private notes except that:

•	we will register the exchange notes under the Securities Act and, therefore, the exchange notes will not bear legends restricting their transfer; and

•

holders of the exchange notes will not be entitled to any of the rights of holders of private notes under the registration rights agreement, which rights will generally terminate upon the completion of the exchange offer.

The exchange notes will evidence the same debt as the private notes and will be issued under the same indenture, so the exchange notes and the private notes will be treated as a single class of debt securities under the indenture.

As of the date of this prospectus, $190,000,000 in aggregate principal amount of the private notes are outstanding and registered in the name of Cede & Co., as nominee for The Depository Trust Company, or DTC. Only registered holders of the private notes, or their legal representative or attorney-in-fact, as reflected on the records of the trustee under the indenture, may participate in the exchange offer. We will not set a fixed record date for determining registered holders of the private notes entitled to participate in the exchange offer.

You do not have any appraisal or dissenters’ rights under the indenture in connection with the exchange offer. We intend to conduct the exchange offer in accordance with the provisions of the registration rights agreement and the applicable requirements of the Securities Act, the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations of the SEC.

We will be deemed to have accepted validly tendered private notes when, as and if we had given oral or written notice of acceptance to the Exchange Agent. The Exchange Agent will act as your agent for the purposes of receiving the exchange notes from us.

If you tender private notes in the exchange offer you will not be required to pay brokerage commissions or fees or transfer taxes with respect to the exchange of private notes pursuant to the exchange offer. We will pay all charges and expenses, other than the applicable taxes described below under “—Fees and Expenses,” in connection with the exchange offer.

Expiration Date; Extensions; Amendments

The term expiration date will mean 5:00 p.m., New York City time on August 13, 2010, unless we, in our sole discretion, extend the exchange offer, in which case the term expiration date will mean the latest date and time to which we extend the exchange offer.

To extend the exchange offer, we will notify the Exchange Agent and each registered holder of any extension in writing by a press release or other public announcement before 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. The notice of extension will disclose the aggregate principal amount of the private notes that have been tendered as of the date of such notice.

We reserve the right, in our reasonable discretion:

•	to delay accepting any private notes due to an extension of the exchange offer; or

•	if any conditions listed below under “—Conditions” are not satisfied, to terminate the exchange offer in each case by giving written notice of the delay, extension or termination to the Exchange Agent and by press release or public announcement.

We will follow any delay in acceptance, extension or termination as promptly as practicable by written notice to the registered holders by a press release or other public announcement. If we amend the exchange offer in a manner we determine constitutes a material change, we will promptly disclose the amendment in a prospectus supplement that we will distribute to the registered holders. We will also extend the exchange offer for a period of five to ten business days, depending upon the significance of the amendment and the manner of disclosure, if the exchange offer would otherwise expire during the five to ten business day period.

Interest on the Exchange Notes

The exchange notes will bear interest at the same rate and on the same terms as the private notes. Consequently, the exchange notes will bear interest at a rate equal to 8.00% per annum (calculated using a 360-day year). Interest will be payable semi-annually on each June 1 and December 1.

You will receive interest on December 1, 2010 from the date of initial issuance of the exchange notes, plus an amount equal to the accrued interest on the private notes from June 1, 2010 to the date of exchange. We will deem the right to receive any interest accrued on the private notes waived by you if we accept your private notes for exchange.

Procedures for Tendering

Valid Tender

Except as described below, a tendering holder must, prior to the expiration date, transmit to The Bank of New York Mellon Trust Company, N.A., the Exchange Agent, at the address listed under the heading “—Exchange Agent”:

•	a properly completed and duly executed letter of transmittal, including all other documents required by the letter of transmittal; or

•	if the private notes are tendered in accordance with the book-entry procedures listed below, an agent’s message.

In addition, a tendering holder must:

•	deliver certificates, if any, for the private notes to the Exchange Agent at or before the expiration date; or

•

deliver a timely confirmation of book-entry transfer of the private notes into the Exchange Agent’s account at DTC, the book-entry transfer facility, along with the letter of transmittal or an agent’s message; or

•	comply with the guaranteed delivery procedures described below.

The term “agent’s message” means a message, transmitted by DTC to and received by the Exchange Agent and forming a part of a book-entry confirmation, that states that DTC has received an express acknowledgment that the tendering holder agrees to be bound by the letter of transmittal and that we may enforce the letter of transmittal against this holder.

If the letter of transmittal is signed by a person other than the registered holder of private notes, the letter of transmittal must be accompanied by a written instrument of transfer or exchange in satisfactory form duly executed by the registered holder with the signature guaranteed by an eligible institution. The private notes must be endorsed or accompanied by appropriate powers of attorney. In either case, the private notes must be signed exactly as the name of any registered holder appears on the private notes.

If the letter of transmittal or any private notes or powers of attorney are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, these persons should so indicate when signing. Unless waived by us, proper evidence satisfactory to us of their authority to so act must be submitted.

By tendering private notes pursuant to the exchange offer, each holder will represent to us that, among other things, the exchange notes are being acquired in the ordinary course of business of the person receiving the exchange notes, whether or not that person is the holder, and neither the holder nor the other person has any arrangement or understanding with any person to participate in the distribution of the exchange notes. In the case of a holder that is not a broker-dealer, that holder, by tendering private notes pursuant to the exchange offer, will also represent to us that the holder is not engaged in and does not intend to engage in a distribution of the exchange notes.

The method of delivery of private notes, letters of transmittal and all other required documents is at your election and risk. If the delivery is by mail, we recommend that you use registered mail, properly insured, with return receipt requested. In all cases, you should allow sufficient time to assure timely delivery. You should not send letters of transmittal or private notes to us.

If you are a beneficial owner whose private notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, and wish to tender, you should promptly instruct the registered holder to tender on your behalf. Any registered holder that is a participant in DTC’s book-entry transfer facility system may make book-entry delivery of the private notes by causing DTC to transfer the private notes into the Exchange Agent’s account, including by means of DTC’s Automated Tender Offer Program.

Signature Guarantees

Signatures on a letter of transmittal or a notice of withdrawal must be guaranteed, unless the private notes surrendered for exchange are tendered:

•	by a registered holder of the private notes who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal; or

•	for the account of an “eligible institution.”

If signatures on a letter of transmittal or a notice of withdrawal are required to be guaranteed, the guarantees must be by an “eligible institution.” An “eligible institution” is an “eligible guarantor institution” meeting the requirements of the registrar for the notes, which requirements include membership or participation in the Security Transfer Agent Medallion Program, or STAMP, or such other “signature guarantee program” as may be determined by the registrar for the notes in addition to, or in substitution for, STAMP, all in accordance with the Exchange Act.

Book-Entry Transfer

The Exchange Agent will make a request to establish an account for the private notes at DTC for purposes of the exchange offer within two business days after the date of this prospectus. Any financial institution that is a participant in DTC’s systems must make book-entry delivery of private notes by causing DTC to transfer those private notes into the Exchange Agent’s account at DTC in accordance with DTC’s procedure for transfer. The participant should transmit its acceptance to DTC at or prior to the expiration date or comply with the guaranteed delivery procedures described below. DTC will verify this acceptance, execute a book-entry transfer of the tendered private notes into the Exchange Agent’s account at DTC and then send to the Exchange Agent confirmation of this book-entry transfer. The confirmation of this book-entry transfer will include an agent’s message confirming that DTC has received an express acknowledgment from this participant that this participant has received and agrees to be bound by the letter of transmittal and that we may enforce the letter of transmittal against this participant.

Delivery of exchange notes issued in the exchange offer may be effected through book-entry transfer at DTC. However, the letter of transmittal or facsimile of it or an agent’s message, with any required signature guarantees and any other required documents, must:

•	be transmitted to and received by the Exchange Agent at the address listed under “—Exchange Agent” at or prior to the expiration date; or

•	comply with the guaranteed delivery procedures described below.

Delivery of documents to DTC in accordance with DTC’s procedures does not constitute delivery to the Exchange Agent.

Guaranteed Delivery

If a registered holder of private notes desires to tender the private notes, and the private notes are not immediately available, or time will not permit the holder’s private notes or other required documents to reach the Exchange Agent before the expiration date, or the procedure for book-entry transfer described above cannot be completed on a timely basis, a tender may nonetheless be made if:

•	the tender is made through an eligible institution;

•

prior to the expiration date, the Exchange Agent received from an eligible institution a properly completed and duly executed notice of guaranteed delivery, substantially in the form provided by us, by facsimile transmission, mail or hand delivery:

1.	stating the name and address of the holder of private notes and the amount of private notes tendered;

2.	stating that the tender is being made; and

3.	guaranteeing that within three New York Stock Exchange trading days after the expiration date, the certificates for all physically tendered private notes, in proper form for transfer, or a book-entry confirmation, as the case may be, and a properly completed and duly executed letter of transmittal, or an agent’s message, and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent; and

•

the certificates for all physically tendered private notes, in proper form for transfer, or a book-entry confirmation, as the case may be, and a properly completed and duly executed letter of transmittal, or any agent’s message, and all other documents required by the letter of transmittal, are received by the Exchange Agent within three New York Stock Exchange trading days after the expiration date.

Determination of Validity

We will determine in our sole discretion all questions as to the validity, form and eligibility of private notes tendered for exchange. This discretion extends to the determination of all questions concerning the timing of receipts and acceptance of tenders. These determinations will be final and binding. We reserve the right to reject any particular private note not properly tendered or of which our acceptance might, in our judgment or our counsel’s judgment, be unlawful. We also reserve the right to waive any defects or irregularities or conditions of the exchange offer as to any particular private note either before or after the expiration date, including the right to waive the ineligibility of any tendering holder. Our interpretation of the terms and conditions of the exchange offer as to any particular private note either before or after the expiration date, including the letter of transmittal and the instructions to the letter of transmittal, shall be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of private notes must be cured within a reasonable period of time.

Neither we, the Exchange Agent nor any other person will be under any duty to give notification of any defect or irregularity in any tender of private notes. Moreover, neither we, the Exchange Agent nor any other person will incur any liability for failing to give notification of any defect or irregularity.

Other Rights

While we have no present plan to acquire any private notes that are not tendered in the exchange offer or to file a registration statement to permit resales of any private notes that are not tendered in the exchange offer, we reserve the right in our sole discretion to purchase or make offers for any private notes that remain outstanding after the expiration date. We also reserve the right to terminate the exchange offer, as described below under “—Conditions,” and, to the extent permitted by applicable law, purchase private notes in the open market, in privately negotiated transactions or otherwise. The terms of any of those purchases or offers could differ from the terms of the exchange offer.

Acceptance of Private Notes for Exchange; Issuance of Exchange Notes

Upon the terms and subject to the conditions of the exchange offer, we will accept, promptly after the expiration date, all private notes properly tendered. We will issue the exchange notes promptly after acceptance of the private notes. For purposes of the exchange offer, we will be deemed to have accepted properly tendered private notes for exchange when, as and if we have given oral or written notice to the Exchange Agent, with prompt written confirmation of any oral notice.

In all cases, issuance of exchange notes for private notes will be made only after timely receipt by the Exchange Agent of:

•	certificates for the private notes, or a timely book-entry confirmation of the private notes, into the Exchange Agent’s account at the book-entry transfer facility;

•	a properly completed and duly executed letter of transmittal or an agent’s message; and

•	all other required documents.

For each private note accepted for exchange, the holder of the private note will receive an exchange note having a principal amount equal to that of the surrendered private note.

Return of Notes

Unaccepted or non-exchanged private notes will be returned without expense to the tendering holder of the private notes. In the case of private notes tendered by book-entry transfer in accordance with the book-entry procedures described above, the non-exchanged private notes will be credited to an account maintained with DTC as promptly as practicable after the expiration or termination of the exchange offer.

Withdrawal of Tenders

Except as otherwise provided in this prospectus, you may withdraw tenders of private notes at any time before 5:00 p.m., New York City time, on the expiration date.

For a withdrawal to be effective, the Exchange Agent must receive a written notice of withdrawal at the address or, in the case of eligible institutions, at the facsimile number, indicated under “—Exchange Agent” before the expiration date. Any notice of withdrawal must:

•	specify the name of the person, referred to as the depositor, having tendered the private notes to be withdrawn;

•	identify the private notes to be withdrawn, including the certificate number or numbers and principal amount of the private notes;

•	contain a statement that the holder is withdrawing its election to have the private notes exchanged;

•

be signed by the holder in the same manner as the original signature on the letter of transmittal by which the private notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer to have the trustee with respect to the private notes register the transfer of the private notes in the name of the person withdrawing the tender; and

•	specify the name in which the private notes are registered, if different from that of the depositor.

If certificates for private notes have been delivered or otherwise identified to the Exchange Agent, then, prior to the release of these certificates the withdrawing holder must also submit the serial numbers of the particular certificates to be withdrawn and signed notice of withdrawal with signatures guaranteed by an eligible institution, unless this holder is an eligible institution. If private notes have been tendered in accordance with the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn private notes.

We will determine in our sole discretion all questions as to the validity, form and eligibility of the notices, and our determination will be final and binding on all parties. We will not deem any properly withdrawn private notes to have been validly tendered for purposes of the exchange offer, and we will not issue exchange notes with respect to those private notes, unless you validly retender the withdrawn private notes. You may retender properly withdrawn private notes by following the procedures described above under “—Procedures for Tendering” at any time before 5:00 p.m., New York City time, on the expiration date.

Conditions

Notwithstanding any other term of the exchange offer, we will not be required to accept for exchange, or exchange the exchange notes for, any private notes, and may terminate the exchange offer as provided in this prospectus before the acceptance of the private notes, if, in our reasonable judgment, the exchange offer violates applicable law, rules or regulations or an applicable interpretation of the staff of the SEC.

If we determine in our reasonable discretion that any of these conditions are not satisfied, we may

•	refuse to accept any private notes and return all tendered private notes to you;

•	extend the exchange offer and retain all private notes tendered before the exchange offer expires, subject, however, to your rights to withdraw the private notes; or

•	waive the unsatisfied conditions with respect to the exchange offer and accept all properly tendered private notes that have not been withdrawn.

If the waiver constitutes a material change to the exchange offer, we will promptly disclose the waiver by means of a prospectus supplement that we will distribute to the registered holders of the private notes, and we will extend the exchange offer for a period of five to 10 business days, depending upon the significance of the waiver and the manner of disclosure to the registered holders, if the exchange offer would otherwise expire during the five to 10 business day period.

Termination of Rights

All of your rights under the registration rights agreement will terminate upon consummation of the exchange offer except with respect to our continuing obligations:

•	to indemnify you and parties related to you against liabilities, including liabilities under the Securities Act; and

•	to provide, upon your request, the information required by Rule 144A(d)(4) under the Securities Act to permit resales of the notes pursuant to Rule 144A.

Shelf Registration

If:

(1)	we are not permitted to consummate the exchange offer because the exchange offer is not permitted by applicable law or applicable interpretation of the Staff of the SEC; or

(2)	any holder of transfer restricted securities notifies us within twenty (20) business days following consummation of the exchange offer that:

(A)	the holder is not permitted by law or SEC policy to participate in the exchange offer,

(B)	the holder is not permitted to resell the exchange notes acquired by it in the exchange offer to the public without delivering a prospectus and this prospectus is not available for resales by the holder, or

(C)	the holder is a broker-dealer and holds notes acquired directly from us or any of our affiliates,

we will file with the SEC a shelf registration statement to cover resales of the private notes by the holders thereof who satisfy certain conditions relating to the provision of information in connection with the shelf registration statement.

For purposes of the preceding, “transfer restricted securities” means each private note until:

(1)	the date on which such note has been exchanged by a person other than a broker-dealer for an exchange note in the exchange offer and entitled to be resold to the public by the holder thereof without complying with the prospectus delivery requirements of the Securities Act;

(2)	following the exchange by a broker-dealer in the exchange offer of a private note for an exchange note, the date on which such exchange note is sold to a purchaser who receives from such broker-dealer on or prior to the date of such sale a copy of the prospectus contained in the exchange offer registration statement;

(3)	the date on which such private note has been registered under the Securities Act and disposed of in accordance with the shelf registration statement; or

(4)	the date on which such private note is distributed to the public pursuant to Rule 144 under the Securities Act.

Liquidated Damages

If:

(1)	we fail to file any of the registration statements required by the registration rights agreement on or before the date specified for such filing;

(2)	any of such registration statements is not declared effective by the SEC on or prior to the date specified for such effectiveness;

(3)	the exchange offer has not been consummated on or prior to the date specified for such consummation; or

(4)	the shelf registration statement or the exchange offer registration statement is declared effective but ceases to be effective or fails to be usable for its intended purpose without being succeeded within two (2) business days by a post-effective amendment to such registration statement that cures such failure and that is itself declared effective within two (2) business days of filing such post-effective amendment to such registration statement (each such event referred to in clauses (1) through (4) above, a “registration default”);

then we will pay to each holder of the transfer restricted securities affected thereby liquidated damages. Liquidated damages shall accrue at an annual rate of 0.25% of the aggregate principal amount of transfer restricted securities on the date of such registration default, payable in cash semi-annually in arrears on each interest payment date, commencing on the date of such registration default. All accrued liquidated damages will be paid to the holders entitled thereto, in the manner provided for the payment of interest in the indenture, on each interest payment date, as more fully set forth in the indenture and the notes. Notwithstanding the fact that any securities for which liquidated damages are due cease to be transfer restricted securities, all obligations of the Company to pay liquidated damages with respect to securities shall survive until such time as such obligations with respect to such securities shall have been satisfied in full.

Exchange Agent

We have appointed The Bank of New York Mellon Trust Company, N.A. as Exchange Agent for the exchange offer. All executed letters of transmittal and any other required documents should be directed to the Exchange Agent at the address or facsimile number set forth below. You should direct questions and requests for assistance and requests for additional copies of this prospectus or of the letter of transmittal and requests for notices of guaranteed delivery to the Exchange Agent addressed as follows:

The Bank of New York Mellon

Corporate Trust Operations

Reorganization Unit

101 Barclay Street—7 East

New York, N.Y. 10286

Attn: Mrs. Diane Amoroso

Telephone: (212)-815-2742

Fax: (212)-298-1915

Delivery to an address other than the one stated above or transmission via a facsimile number other than the one stated above will not constitute a valid delivery.

Fees and Expenses

We will bear the expenses of soliciting tenders. We are making the principal solicitation by mail; however, our officers and regular employees may make additional solicitations by facsimile, telephone or in person.

We have not retained any dealer manager in connection with the exchange offer and will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. We will, however, pay the Exchange Agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses.

We will pay the cash expenses incurred in connection with the exchange offer which we estimate to be approximately $250,000. These expenses include registration fees, fees and expenses of the Exchange Agent and the trustee, accounting and legal fees and printing costs, among others.

We will pay all transfer taxes, if any, applicable to the exchange of notes pursuant to the exchange offer. If, however, exchange notes are to be delivered to, or are to be issued in the name of, any person other than the registered holder of the private notes tendered, or if a transfer tax is imposed for any reason other than the exchange of private notes in connection with the exchange offer, then the amount of any such transfer taxes (whether imposed on the registered holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.

Consequence of Failures to Exchange

Participation in the exchange offer is voluntary. We urge you to consult your financial and tax advisors in making your decisions on what action to take. Private notes that are not exchanged for exchange notes pursuant to the exchange offer will remain restricted securities. Accordingly, those private notes may be resold only:

•	to a person whom the seller reasonably believes is a qualified institutional buyer in a transaction meeting the requirements of Rule 144A;

•	in a transaction meeting the requirements of Rule 144 under the Securities Act;

•	outside the United States to a foreign person in a transaction meeting the requirements of Rule 903 or 904 of Regulation S under the Securities Act;

•	in accordance with another exemption from the registration requirements of the Securities Act and based upon an opinion of counsel if we so request;

•	to us; or

•	pursuant to an effective registration statement.

In each case, the private notes may be resold only in accordance with any applicable securities laws of any state of the United States or any other applicable jurisdiction.

USE OF PROCEEDS

The exchange offer is intended to satisfy an obligation under the registration rights agreement. We will not receive any cash proceeds from the exchange offer.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2010. You should read this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Selected Consolidated Financial Data” and our financial statements and the related notes included elsewhere or incorporated by reference in this prospectus.

As of March 31, 2010 Actual
(in thousands)
Cash and cash equivalents	$114,197

Long-term debt, including current portion:
New credit facility(1)	$458,850
Revolving credit facility(2)	—
8% senior notes due 2016 offered in the private offering(3)	190,000
7 1/ 4% senior subordinated notes due 2012(4)	—
Equipment debt	22,380

Total long-term debt	671,230

Stockholders’ equity:
Preferred stock, $0.01 par value: 1,000,000 shares authorized and no shares issued and outstanding	—
Common stock, $0.01 par value: 100,000,000 shares authorized, 51,865,133 shares issued and outstanding, actual and as adjusted	523
Less: treasury stock, at cost—386,703 shares	(2,333)
Additional paid-in capital	12,229
Accumulated comprehensive loss	(1,897)
Retained Earnings	19,314

Total stockholders’ equity attributable to Alliance HealthCare Services, Inc.	27,836

Noncontrolling interest	6,439

Total stockholders’ equity	34,275

Total capitalization	$705,505

(1)	Excludes the effect of approximately $8.8 million of original issue discount.
(2)	We have up to $120.0 million available for borrowing under the New Revolving Credit Facility, which is undrawn as of the March 31, 2010, except to support undrawn letters of credit of $4.4 million.
(3)	Excludes the effect of approximately $2.4 million of original issue discount. The notes offered hereby replace the private notes in the same amount.
(4)	Balance was redeemed at par, together with accrued interest to the redemption date, in January 2010.

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated financial data shown below for, and as of the end of, each of the years in the five-year period ended December 31, 2009 have been derived from our audited consolidated financial statements. The selected consolidated financial data shown below for, and as of the end of, each of the three months ended March 31, 2009 and 2010 have been derived from our unaudited consolidated financial information. Our unaudited consolidated financial information for each of the three months ended March 31, 2009 and 2010 includes, in the opinion of management, all adjustments consisting of normal recurring adjustments necessary for a fair presentation of the results for the period. The results of interim periods are not indicative of our results for the full year. The selected consolidated financial data shown below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere herein or incorporated by reference in this prospectus.

	Year Ended December 31,										Three Months Ended March 31,
	2005		2006		2007		2008		2009		2009		2010
	(dollars in thousands)
Consolidated Statements of Operations Data:
Revenues	$430,788		$455,775		$444,919		$495,834		$505,513		$131,788		$118,661
Costs and expenses:
Cost of revenues, excluding depreciation and amortization	226,294		244,254		235,471		261,753		270,381		68,879		65,226
Selling, general and administrative expenses	48,077		53,955		57,049		62,728		67,579		17,893		16,117
Transaction costs	—		—		—		—		893		431		351
Employment agreement costs	366		—		—		—		—		—		—
Severances and related costs	826		745		682		636		1,404		182		462
Loss on extinguishment of debt	—		—		—		61		14,600		—		—
Depreciation expense	82,505		83,397		82,703		87,728		94,918		23,650		23,691
Amortization expense	3,954		4,933		5,195		8,696		11,000		2,776		2,806
Interest expense and other, net	34,203		41,078		42,362		48,392		45,894		10,677		13,304
Other (income) and expense, net	(399)		45		(579)		(872)		(1,178)		(256)		(360)

Total costs and expenses	395,826		428,407		422,883		469,122		505,491		124,232		121,597

Income (loss) before income taxes, earnings from unconsolidated investees and noncontrolling interest, net of tax	34,962		27,368		22,036		26,712		22		7,556		(2,936)
Income tax expense (benefit)	14,758		12,032		11,644		11,764		308		3,161		(613)
Earnings from unconsolidated investees	(3,343)		(5,371)		(7,567)		(4,605)		(3,831)		(587)		(907)

Net income (loss)	23,547		20,707		17,959		19,553		3,545		4,982		(1,416)
Less: Net income attributable to noncontrolling interest, net of tax	(1,718)		(2,075)		(1,727)		(3,030)		(3,064)		(654)		(747)

Net income (loss) attributable to Alliance HealthCare Services, Inc.	$21,829		$18,632		$16,232		$16,523		$481		$4,328		$(2,163)

Ratio of earnings to fixed charges(1)	2.0	x	1.8	x	1.6	x	1.6	x	1.1	x	1.7	x	—
Consolidated Balance Sheet Data (at end of period):
Cash and cash equivalents	$13,421		$16,440		$120,892		$73,305		$111,884		$91,109		$114,197
Total assets	675,342		664,526		849,807		883,723		887,836		888,302		878,938
Long-term debt, including current maturities	579,582		529,425		670,796		662,562		667,890		665,925		660,038
Stockholders’ (deficit) equity	(35,856)		(12,598)		8,079		28,993		34,762		33,451		34,275

(1)	The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. For purposes of calculating the ratio of earnings to fixed charges, earnings are defined as income before income taxes, plus noncontrolling interest, plus distributions from unconsolidated investees, plus fixed charges, less income from equity investments. Fixed charges are the sum of interest on all indebtedness, amortization of debt issuance costs, and estimated interest on rental expense. Earnings were inadequate to cover fixed charges by $1.5 million for the quarter ended March 31, 2010.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under the headings “Cautionary Disclosure Regarding Forward-Looking Statements” and “Risks Factors” and elsewhere in this prospectus. The following discussion should be read in conjunction with our consolidated financial statements and related notes thereto incorporated by reference in this prospectus.

Overview

We are a leading national provider of outpatient diagnostic imaging services, based upon annual revenue and number of diagnostic imaging systems deployed, and are a provider of radiation oncology services. Our principal sources of revenue are derived from magnetic resonance imaging (“MRI”) and positron emission tomography/computed tomography (“PET/CT”). We provide imaging and therapeutic services primarily to hospitals and other healthcare providers on a shared-service and full-time service basis. We also provide services through a growing number of fixed-site imaging centers, primarily to hospitals or health systems. Our services normally include the use of our imaging systems, technologists to operate the systems, equipment maintenance and upgrades and management of day-to-day shared-service and fixed-site diagnostic imaging operations. We also provide non scan-based services, which include only the use of our imaging systems under a short-term contract. We have also leveraged our leadership in MRI and PET/CT to expand into radiation oncology. Our radiation oncology business is operated through our wholly-owned subsidiary, Alliance Oncology, LLC (“AO”), and includes a wide range of services for cancer patients covering initial consultation, preparation for treatment, simulation of treatment, actual radiation oncology delivery, therapy management and follow-up care. Our services include the use of our linear accelerators, therapists to operate such systems, administrative staff, equipment maintenance and upgrades, and management of day-to-day operations. We also provide stereotactic radiation oncology services through our wholly-owned subsidiary, Alliance Radiosurgery, LLC.

MRI, PET/CT and radiation oncology services generated 45%, 41% and 9% of our revenue, respectively, for the quarter ended March 31, 2010 and 48%, 39% and 7% of our revenue, respectively, for the quarter ended March 31, 2009. Our remaining revenue was comprised of other modality diagnostic imaging services revenue, primarily computed tomography (“CT”) and management contract revenue. We had 507 diagnostic imaging and radiation oncology systems, including 297 MRI systems and 125 positron emission tomography (“PET”) or PET/CT systems, and served over 1,000 clients in 45 states at March 31, 2010. We operated 119 fixed-site imaging centers (three in unconsolidated joint ventures), which constitute systems installed in hospitals or other medical buildings on or near hospital campuses, including modular buildings, systems installed inside medical groups’ offices, and free-standing fixed-site imaging centers, which include systems installed in a medical office building, ambulatory surgical center, or other retail space at March 31, 2010. Of the 119 fixed-site imaging centers, 93 were MRI fixed-site imaging centers, 19 were PET or PET/CT fixed-site imaging centers, four were other modality fixed-site imaging centers and three were in unconsolidated joint ventures. We also operated 25 radiation oncology centers and stereotactic radiosurgery facilities (including two radiation oncology centers in unconsolidated joint ventures) at March 31, 2010.

Approximately 81% and 80% of our revenues for each of the quarters ended March 31, 2010 and 2009, respectively, were generated by providing services to hospitals and other healthcare providers, which we refer to as wholesale revenues. Our wholesale revenues are typically generated from contracts that require our clients to pay us based on the number of scans we perform on patients on our clients’ behalf, although some pay us a flat fee for a period of time regardless of the number of scans we perform. Wholesale payments are due to us independent of our clients’ receipt of retail reimbursement from third-party payors, although receipt of reimbursement from third-party payors may affect demand for our services. We typically deliver our services for a set number of days per week through exclusive, long-term contracts with hospitals and other healthcare providers. The initial terms of these contracts average approximately three years in length for mobile services and approximately five to 10 years in length for fixed-site arrangements. These contracts often contain automatic renewal provisions and certain contracts have cancellation clauses if the hospital or other healthcare provider purchases their own system. We price our contracts based on the type of system used, the scan volume, and the number of ancillary services provided. Pricing is also affected by competitive pressures.

Approximately 19% and 20% of our revenues for each of the quarters ended March 31, 2010 and 2009, respectively, were generated by providing services directly to patients from our sites located at or near hospitals or other healthcare provider facilities, which we refer to as retail revenue. Our revenue from these sites is generated from direct billings to patients or their third-party payors, including Medicare, which are recorded net of contractual discounts and other arrangements for providing services at discounted prices. We typically charge a higher price per scan under retail billing than we do under wholesale billing.

Fixed-site imaging centers and radiation oncology centers can be structured as either wholesale or retail arrangements. Our contracts for radiation oncology services average approximately 10 to 20 years in length. Revenues from these centers are included in either our wholesale or retail revenues.

For services for which we bill Medicare directly, we are paid under the Medicare Physician Fee Schedule, which is updated on an annual basis. Under the Medicare statutory formula, payments under the Physician Fee Schedule would have decreased for the past several years if Congress failed to intervene. For example, for 2008, the fee schedule rates were to be reduced by approximately 10.1%. The Medicare, Medicaid and SCHIP Extension Act of 2007 eliminated the 10.1% reduction for 2008 and increased the annual payment rate update by 0.5%. This increase to the annual Medicare Physician Fee Schedule payment update was effective only for Medicare claims with dates of service between January 1, 2008 and June 30, 2008. Beginning July 1, 2008, under the Medicare Improvement for Patients and Providers Act of 2008 (“MIPPA”), the 0.5% increase was continued for the rest of 2008. In addition, MIPPA established a 1.1% increase to the Medicare Physician Fee Schedule payment update for 2009. For 2010, the Centers for Medicare and Medicaid Services (“CMS”) projected a rate reduction of 21.2% unless Congress intervened again to avoid the payment reduction. On December 19, 2009, President Obama signed into law the Department of Defense Appropriations Act, 2010 (H.R. 3326) which includes a zero percent Medicare physician update through February 28, 2010. The zero percent update was further extended through March 31, 2010 and later through May 31, 2010 by the Temporary Extension Act of 2010 and the Continuing Extension Act of 2010, signed into law by President Obama on March 2, 2010 and April 15, 2010, respectively. Finally, a 2.2% increase to the payment rate, effective June 1, 2010 through November 30, 2010, was established by the Preservation of Access to Care for Medicare Beneficiaries and Pension Relief Act of 2010, signed into law on June 25, 2010. Although for 2011, CMS is projecting a rate reduction of 6.1%, this projection does not account for the recent legislative changes to the Physician Fee Schedule updates, as discussed above. In any event, if Congress fails to intervene to prevent the negative update factor in the future, the resulting decrease in payment will adversely impact our revenues and results of operations.

MIPPA also modified the methodology by which the budget neutrality formula was applied to the 2009 physician fee schedule payment rates, resulting in an overall reduction in payment rates for services performed by many specialties, including an estimated 3% reduction for radiation oncology and 1% reduction for nuclear medicine. The impact of the payment rates on specific companies depends on their service mix. We estimated decreases in rates for our radiation oncology business, but cannot predict the full impact the rate reductions will have on our future revenues or business. Also with respect to MIPPA, the legislation requires all suppliers that provide the technical component of diagnostic MRI, PET/CT, CT, and nuclear medicine to be accredited by an accreditation organization designated by CMS by January 1, 2012. On January 26, 2010, CMS initially approved the following designated accreditation organizations to accredit suppliers furnishing the technical component of all advanced imaging modalities (CT, nuclear medicine, PET and MRI) on or after January 1, 2010: The American College of Radiology (ACR), the Intersocietal Accreditation Commission (IAC) and The Joint Commission. All our facilities are accredited by The Joint Commission.

A number of other legislative changes impact our retail business. For example, the Deficit Reduction Act of 2005 (“DRA”) imposed caps on Medicare payment rates for certain imaging services furnished in physician’s offices and other non-hospital based settings. The caps impact MRI, PET/CT and certain imaging services performed in conjunction with radiation therapy, including certain image guided radiation therapy (“IGRT”) services and diagnostic imaging services used to plan intensity modulated radiation therapy (“IMRT”). Under the cap, payments for specified imaging services cannot exceed the hospital outpatient payment rates for those services. This change applies to services furnished on or after January 1, 2007. The limitation is applicable to the technical components of the diagnostic imaging services only, which is the payment we receive for the services for which we bill directly under the Medicare Physician Fee Schedule. CMS issues on an annual basis the hospital outpatient prospective payment (“HOPPS”) rates, which are used to develop the caps. If the technical component of the service established under the Physician Fee Schedule (without including geographic adjustments) exceeds the hospital outpatient payment amount for the service (also without including geographic adjustments), then the payment is to be reduced. In other words, in those instances where the technical component for the particular service is greater for the non-hospital site, the DRA directs that the hospital outpatient payment rate be substituted for the otherwise applicable Physician Fee Schedule payment rate. The implementation of this reimbursement reduction contained in the DRA had a significant effect on our financial condition and results of operations in 2007, whereas the changes in 2008, 2009 and the first quarter of 2010 have been limited.

The DRA also codified the reduction in reimbursement for multiple images on contiguous body parts, which was previously announced by CMS. The DRA mandated payment at 100% of the technical component of the higher priced imaging procedure and 50% for the technical component of each additional imaging procedure for multiple images of contiguous body parts within a family of codes performed in the same session. Initially, CMS announced that it would phase in this reimbursement reduction over a two-year period. CMS implemented only the initial 25% reduction for each additional imaging procedure on contiguous body parts beginning 2006. For services furnished on or after July 1, 2010, the recently enacted Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act (collectively, the “PPACA”), requires CMS to implement the full 50% reduction as mandated by the DRA. In its proposed Physician Fee Schedule for calendar year 2011, CMS also proposed a reduction in reimbursement to CT and CT angiography (“CTA”), MRI and MR angiography (“MRA”), and ultrasound procedures services furnished to the same patient in the same session, regardless of the imaging modality, and not limited to contiguous body areas. CMS projects that the proposed rule would reduce payment for 20% more services than the current multiple procedure payment reduction policy. CMS expects that the proposed rule would primarily reduce payments for radiology services and to freestanding diagnostic imaging centers, such as our retail business. At this time, we do not believe that the proposed multiple procedure payment reductions, if finalized, will have a material impact on our future retail revenues.

Regulatory updates to payment rates for which we bill the Medicare program directly are published annually by CMS. For payments under the Physician Fee Schedule for calendar year 2010, CMS changed the way it calculates components of the Medicare Physician Fee Schedule. As part of the changes, CMS reduced payment rates for certain diagnostic services using equipment costing more than $1 million through revisions to usage assumptions from the current 50% usage rate to a 90% usage rate. An increase in usage rate generally corresponds to a decrease to the corresponding payment rate. This utilization change, to be phased in over a four-year period, applied to MRI and CT scans, but not for radiation therapy and other therapeutic equipment. The PPACA supersedes CMS’s assumed usage rate for such equipment. Beginning on January 1, 2011, the PPACA requires CMS to use a 75% utilization rate. In addition, for 2011, CMS is proposing to expand the list of services to which the higher equipment utilization rate assumption applies to include certain diagnostic CTA and MRA procedures using similar CT and MRI scanners that cost more than $1 million. A decrease in utilization rate generally corresponds to an increase to the payment rate. The OIG has stated that for 2010, it intends to focus on, among other things, the practice expense components, including the equipment utilization rate, for certain imaging services reimbursed under Medicare Physician Fee Schedule to determine whether Medicare payment reflects the actual expenses incurred and whether the utilization rate reflects current industry practices.

Further with respect to its 2010 regulatory changes to the Medicare Physician Fee Schedule, in addition to the changes to the usage assumptions, CMS’s changes to services primarily involving the technical component rather than the physician work component were adjusted downward. The reductions primarily impact radiology and other diagnostic tests, including the services we provide. Some of the changes to the Medicare Physician Fee Schedule are being transitioned over a four year period such that beginning in 2013, CMS will have fully implemented the revised payment rates. For the 2010 transition payment, CMS estimated that the impact of its changes (including the change in the usage assumption that has been superseded by PPACA) would result in a 1% reduction in radiation oncology, 5% reduction in radiology, 18% reduction in nuclear medicine and 12% reduction for all suppliers providing the technical component of diagnostic tests generally. These impacts are calculated prior to any application of the projected negative update factor of 21.2% related to MIPPA and may impact our future revenues. The PPACA changes to the Medicare Physician Fee Schedule impact only the usage assumptions described above and therefore all other 2010 updates issued by CMS remain in place. If the CMS 2010 reimbursement rates had been in effect for full year 2009, we estimate that our annualized retail revenue related to MRI and radiation oncology would not have been materially impacted. At this time, we estimate that the new usage assumptions for MRI and CT scans under the PPACA, which is to take effect on January 1, 2011, will not have a material impact on our future retail revenues.

On June 25, 2010, CMS published its proposed regulatory changes to the Medicare Physician Fee Schedule for calendar year 2011. The proposed rule would implement the second year of the four-year transitioned changes discussed above, CMS is also proposing to adjust upward two components of Medicare physician payment rates. These two components, the practice expense and malpractice expense, will be adjusted to reflect their growth relative to physician earnings. This would in turn result in a downward adjustment to the work expense component of the Medicare physician payment rates. Specialties that have a higher proportion of the payment rate attributable to practice expenses, such as radiation oncology, are estimated to experience an increase in aggregate payments. For the 2011 transitioned payment, CMS estimated that the impact of its proposed changes would result in a 2% increase in radiation oncology, 6% reduction in radiology, 3% reduction in nuclear medicine and 2% reduction for all suppliers providing the technical component of diagnostic tests generally. These impacts are calculated prior to any application of the projected negative update factor of 6.1% as described above. At this time, we do not believe that the proposed regulatory changes for the adjustments in practice expense, malpractice expense, and work expense components of the Medicare physician payment rates, if finalized, will have a material impact on our future retail revenues.

In addition to annual updates to the Medicare Physician Fee Schedule, as indicated above, CMS also publishes regulatory changes to the HOPPS on an annual basis. These payments are the amounts received by our hospital clients for hospital outpatient services. For 2008, the national Medicare HOPPS payment rate for nonmyocardial PET and PET/CT scans was $1,057 per scan and the national payment rate for myocardial PET scans was $1,400 per scan. Effective January 1, 2008, CMS also bundled the PET and PET/CT payment for radiopharmaceuticals with the payment for the PET and PET/CT scan. In addition, CMS reduced the 2008 national Medicare HOPPS rate for MRI scans by approximately 3%. The 2008 national Medicare HOPPS payment rates for stereotactic radiosurgery treatment delivery services ranged from $1,057 to $8,055, depending on the level of service. For 2009, the payment rate for nonmyocardial PET and PET/CT scans was $1,037 per scan. For myocardial PET procedures, the 2009 payment rate was $1,157 per scan. For stereotactic radiosurgery treatment delivery services, the 2009 payment rates ranged from $952 to $7,642, depending on the level of service. On October 30, 2009, CMS released its 2010 national Medicare HOPPS payment rates, which went into effect January 1, 2010. For nonmyocardial PET and PET/CT, the 2010 payment rate is $1,037 per scan. For myocardial PET procedures, the 2010 payment rate is $1,433 per scan. For stereotactic radiosurgery treatment delivery services, the 2010 payment rates range from $963 to $7,344, depending on the level of service.

Combined, the DRA and PET and PET/CT Medicare HOPPS rate reductions did not have a material negative effect on revenue and earnings in 2008, 2009 or the first quarter of 2010. At this time, however, we cannot predict the impact the rate reductions will have on our future revenues or business.

Furthermore, with respect to the final Medicare Physician Fee Schedule Rule for calendar year 2009, CMS announced additional performance standards for suppliers of mobile diagnostic services. The final rule requires suppliers of mobile diagnostic services under certain circumstances to enroll in Medicare and bill directly for these services, regardless of where they are performed. An exception was made for services provided to hospital patients under arrangement with that hospital. In those circumstances, the mobile diagnostic facility would be required to enroll in Medicare, but the hospital would bill for the services. On December 15, 2008, CMS issued additional guidance that companies that lease or contract with a Medicare-enrolled provider or supplier to provide only diagnostic testing equipment and/or non-physician personnel are not required to enroll in Medicare. The agency nonetheless indicated that it is continuing to evaluate such arrangements. These policies have not significantly impacted our business.

Over the past few years, the growth rate of MRI industry wide scan volumes has slowed in part due to weak hospital volumes as reported by several investor- owned hospital companies, a growing number of medical groups adding imaging capacity within their practice setting and additional patient-related cost-sharing programs. In addition, there is an increasing trend of third- party payors intensifying their utilization management efforts, for example through benefit managers who require preauthorizations, to control the growth rate of imaging services generally. We expect that these trends will continue throughout 2010. In addition, we cannot predict the full extent of the PPACA on our business. The legislation substantially changes the way health care is financed by both governmental and private insurers and may negatively impact payment rates for certain imaging services. Nor can we predict at this time whether or the extent to which other proposed changes will be adopted, if any, or how these or future changes will affect the demand for our services.

We have experienced and continue to experience an increase in the competitive climate in the MRI industry, resulting in an increase in activity by original equipment manufacturers, or OEMs, selling systems directly to certain of our clients. Typically, OEMs target our higher scan volume clients. This increase in activity by OEMs has resulted in overcapacity of systems in the marketplace. This has caused an increase in the number of our higher scan volume clients deciding not to renew their contracts. We replace lost higher volume clients typically with lower volume clients. Our non-scan based MRI business has been impacted by a decline in the number of hospital construction projects, driven by a decrease in new MRI systems being added by hospitals in their facilities and a decrease in the number of equipment upgrades occurring in the hospital market. Our MRI revenues decreased in the first three months of 2010 compared to 2009 due to the factors described above, and we believe that MRI revenues will continue to decline in future years.

Recent global market and economic conditions have been unprecedented and challenging with tighter credit conditions and recession in most major economies continuing into 2010. Continued concerns about the systemic impact of potential long-term and wide-spread recession, inflation, energy costs, geopolitical issues, the availability and cost of credit, the United States mortgage market and a declining real estate market in the United States have contributed to increased market volatility and diminished expectations for the United States economy. Added concerns fueled by the United States government financial assistance to certain companies and other federal government’s interventions in the United States financial system has led to increased market uncertainty and instability in both United States and international capital and credit markets. These conditions, combined with volatile oil prices, declining business and consumer confidence, increased unemployment, increased tax rates and governmental budget deficits and debt levels have contributed to volatility of unprecedented levels. We believe our MRI and PET/CT scan volumes have been impacted during 2009 and the first three months of 2010 and will continue to be impacted in the remainder of 2010 by rising unemployment rates, the number of under-insured or uninsured patients and other conditions arising from the global economic conditions described above. At this time, it is unclear what impact this might have on our future revenues or business.

As a result of these market conditions, the cost and availability of credit has been and may continue to be adversely affected by illiquid credit markets and wider credit spreads. Concern about the stability of the markets generally and the strength of counterparties specifically has led many lenders and institutional investors to reduce, and in some cases, cease to provide funding to borrowers. Continued turbulence in the United States and international markets and economies may adversely affect our liquidity and financial condition, and the liquidity and financial condition of our customers. If these market conditions continue, they may limit our ability to timely access the capital markets to meet liquidity needs, resulting in adverse effects on our financial condition and results of operations.

The principal components of our cost of revenues are compensation paid to technologists, radiation therapists and drivers, as well as, system maintenance costs, medical supplies, system transportation and technologists’ travel costs. Because a majority of these expenses are fixed, decreased revenues as a result of lower scan volumes per system significantly impacts our margins while higher scan volumes would result in improved margins.

The principal components of selling, general and administrative expenses are sales and marketing costs, corporate overhead costs, provision for doubtful accounts, and share-based payment.

We record noncontrolling interest and earnings from unconsolidated investees related to our consolidated and unconsolidated subsidiaries, respectively. These subsidiaries primarily provide shared-service and fixed-site diagnostic imaging and therapeutic services.

Seasonality

We experience seasonality in the revenues and margins generated for our services. First and fourth quarter revenues are typically lower than those from the second and third quarters. First quarter revenue is affected primarily by fewer calendar days and inclement weather, typically resulting in fewer patients being scanned during the period. Fourth quarter revenues are affected by holiday and client and patient vacation schedules, resulting in fewer scans during the period. The variability in margins is higher than the variability in revenues due to the fixed nature of our costs. The Company also experiences fluctuations in the revenues and margins generated due to acquisition activity and general economic conditions, including the high unemployment rate, recession or economic slowdown.

Kohlberg Kravis Roberts & Co Acquisition and Disposition

On November 2, 1999, Viewer Holdings L.L.C., an affiliate of Kohlberg Kravis Roberts & Co (“KKR”), acquired approximately 92% of Alliance in a recapitalization merger. Viewer is owned by two investment funds sponsored by KKR. The KKR acquisition consisted of a recapitalization merger in 1999 in which a wholly-owned subsidiary of Viewer was merged with and into Alliance. Upon the consummation of the KKR acquisition, Viewer owned approximately 92% of Alliance.

On November 27, 2006, affiliates of KKR sold 9.2 million shares of our common stock in an underwritten secondary public offering. Following completion of the offering, KKR beneficially owned approximately 52% of our outstanding shares of common stock. We did not sell any shares and did not receive any proceeds from the sale of shares in the public offering.

On April 16, 2007, funds managed by Oaktree Capital Management, LLC (“Oaktree”) and MTS Health Investors, LLC (“MTS”) purchased approximately 24.5 million shares of our common stock from KKR. Upon completion of the transaction, Oaktree and MTS owned in the aggregate approximately 49.7% of the outstanding shares of our common stock. Subsequently, KKR sold its remaining shares on the open market. At December 31, 2009, Oaktree and MTS owned in the aggregate approximately 47.1% of the outstanding shares of common stock of the Company.

Recent Transactions

Effective October 1, 2007, we purchased the assets of Diagnostic Radiology Systems, Inc., a mobile provider of MRI and PET/CT, with operations in a certificate of need state. The purchase price consisted of $8.6 million in cash and transaction costs. The acquisition was financed using internally generated funds. As a result of this acquisition, we recorded goodwill of $2.1 million and acquired intangible assets of $2.2 million, of which $1.5 million was assigned to customer contracts, which is amortized over eight years, $0.5 million was assigned to the non-compete agreement, which was amortized over one year, and $0.2 million was assigned to certificates of needs, which have indefinite useful lives and are not subject to amortization. The intangible assets were recorded at fair value at the acquisition date. All recorded goodwill and intangible assets are capitalized for tax purposes and amortized over 15 years. The preliminary values above were subject to adjustment for up to one year after the close of the transaction due to additional information that could result in changes in the original valuation of assets acquired and liabilities assumed. During the year ended December 31, 2008, the adjustments to goodwill as a result of changes in the original valuation of assets acquired and liabilities assumed were not material. The year ended December 31, 2007 included three months of operations from this acquisition. We have not included pro forma information as this acquisition did not have a material impact on our consolidated financial position or results of operations.

Effective November 2, 2007, we purchased the assets of eight radiation oncology centers in Alabama, Arkansas, Mississippi, and Missouri from Bethesda Resources, Inc., a wholly-owned subsidiary of Sonix, Inc. (“the Bethesda transaction”). Many of these centers are sole community providers and are located on or near hospital campuses. Several of these radiation oncology centers operate under certificates of need. The purchase price consisted of $36.5 million in cash and $0.8 million in assumed liabilities and transaction costs. The acquisition was financed using internally generated funds and capital leases. As a result of this acquisition, we recorded goodwill of $4.2 million and acquired intangible assets of $31.2 million, of which $2.2 million was assigned to the physician referral network, which is amortized over seven years and $29.0 million was assigned to certificates of need, which have indefinite useful lives and are not subject to amortization. The intangible assets were recorded at fair value at the acquisition date. All recorded goodwill and intangible assets are capitalized for tax purposes and amortized over 15 years. During the year ended December 31, 2008, we decreased goodwill by $0.1 million as a result of changes in the original valuation of assets acquired and liabilities assumed. The year ended December 31, 2007 included approximately two months of operations from this acquisition. We have not included pro forma information as this acquisition did not have a material impact on our consolidated financial position or results of operations.

Effective November 5, 2007, we purchased all of the outstanding shares of the New England Health Enterprises Business Trust and all of the outstanding membership interests of New England Imaging Management, LLC, a fixed-site provider of MRI and CT, collectively referred to as New England Health Enterprises, or NEHE. NEHE operated seven fixed-site imaging centers and one mobile MRI system in Maine and Massachusetts. The purchase price consisted of $44.6 million in cash, $2.3 million in cash which is being held in an escrow account, and $4.6 million in assumed liabilities and transaction costs. The acquisition was financed using internally generated funds, borrowings under an Acquisition Credit Facility and capital leases. We recorded total goodwill of $19.3 million, which includes $10.9 million of goodwill related to deferred tax liabilities recorded for basis differences in intangible assets as a result of the acquisition. None of the goodwill recorded is deductible for tax purposes. We acquired intangible assets of $29.0 million, of which $15.7 million was assigned to the physician referral network, which is amortized over 15 years, $3.8 million was assigned to the non-compete agreement, which is amortized over five years, and $9.5 million was assigned to certificates of need held by NEHE, which have indefinite useful lives and are not subject to amortization. These assets were recorded at fair value at the acquisition date. At the date of acquisition, the acquisition included $2.3 million for a contingent payment which was being held in an escrow account, pending the resolution of claims for indemnification and contingent consideration based on certain performance target requirements, which were resolved over the one to three years following the acquisition date. During the year ended December 31, 2009, these contingencies were resolved and we recorded a decrease to goodwill of $0.6 million. We received $2.9 million from escrow during 2009. All contingencies have been resolved and all escrow amounts have been distributed as of December 31, 2009. The year ended December 31, 2007 included approximately two months of operations from this acquisition. We have not included pro forma information as this acquisition did not have a material impact on our consolidated financial position or results of operations.

On December 4, 2007, we issued an additional $150 million of our 7 1/4% Senior Subordinated Notes due 2012 (the “new 7 1/4% Notes”) in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended. The new 7 1/4% Notes were issued at a discount of 8.5%, which was being amortized to interest expense through the maturity date of the notes. The new 7 1/4% Notes have terms that were substantially identical to our original 7 1/4% Notes, but were issued under a new indenture and are therefore a separate series of notes. We used a portion of the net proceeds from the issuance of the new 7 1/4% Notes to repay and terminate an Acquisition Credit Facility entered into to finance the NEHE acquisition (as described in Note 9 of the Notes to Consolidated Financial Statements in our Annual Report on Form 10-K for the year ended December 31, 2008). The remaining net proceeds were used for general corporate purposes, including acquisitions. The 7 1/4% Notes were substantially redeemed in December 2009, in conjunction with our Refinance Transaction, as discussed below. At December 31, 2009, $5.6 million of the 7 1/ 4% Notes were outstanding. The remaining balance of the 7 1/4% Notes was redeemed at par in January 2010.

In the first quarter of 2008, we purchased six CyberKnife® robotic radiosurgery facilities from Accuray, Inc (“the CyberKnife transaction”). The radiosurgery systems are currently providing radiosurgery services at hospitals located in California, Maryland, New Jersey and Tennessee. The purchase price totaled $10.3 million in cash and $0.7 million in transaction costs. The acquisition was financed using proceeds from the issuance of the new 7 1/4% Notes in December 2007. As a result of this acquisition, we recorded acquired intangible assets of $1.5 million, which was assigned to customer contracts and will be amortized over seven years. The intangible assets were recorded at fair value at the acquisition date. All recorded intangible assets are capitalized for tax purposes and amortized over 15 years. The year ended December 31, 2008 included approximately nine months of operations from this acquisition. We have not included pro forma information as this acquisition did not have a material impact on our consolidated financial position or results of operations.

In the third quarter of 2008, we purchased all of the outstanding membership interests of Medical Outsourcing Services, LLC (“MOS”), a mobile provider of PET/CT, based in Naperville, Illinois. MOS currently operates in nine states, including, Illinois, Indiana, Iowa, Michigan, Missouri, New Jersey, Ohio, Pennsylvania, and Wisconsin. The purchase price consisted of $17.3 million in cash, $2.5 million in cash which is being held in an escrow account, and $4.6 million in assumed liabilities and transaction costs. We financed this acquisition using internally generated funds and proceeds from the issuance of the new 7 1/4% Notes in December 2007. As a result of this acquisition, we recorded goodwill of $3.3 million and acquired intangible assets of $12.5 million, of which $3.9 million was assigned to the physician referral network, which is amortized over five years, $6.1 million was assigned to customer relationships, which is amortized over 10 years and $2.5 million was assigned to a non-compete agreement, which is amortized over three years. The intangible assets were recorded at fair value at the acquisition date. All recorded goodwill and intangible assets are capitalized for tax purposes and amortized over 15 years. The acquisition included $2.5 million for a contingent payment which is being held in an escrow account, pending the resolution of claims for indemnification, which is expected to be resolved over the three years following the acquisition date. When the contingencies are resolved and consideration is distributable from the escrow account, we will record the fair value of the consideration as additional purchase price to goodwill. During the year ended December 31, 2009, we increased goodwill by $0.1 million as a result of changes in the original valuation of assets acquired and liabilities assumed. The year ended December 31, 2008 included six months of operations from this acquisition. We have not included pro forma information as this acquisition did not have a material impact on our consolidated financial position or results of operations. Please also see further discussion in Note 12 of the Notes to the Consolidated Financial Statements in our Annual Report on Form 10-K for the year ended December 31, 2009.

In the third quarter of 2008, we purchased all of the outstanding membership interests of RAMIC Des Moines, LLC (“RAMIC”), a single modality center providing MRI services in West Des Moines, Iowa. The purchase price consisted of $7.2 million in cash, $0.6 million in cash which is being held in an escrow account, and $0.1 million in assumed liabilities and transaction costs. We financed this acquisition using internally generated funds and proceeds from the issuance of the new 7 1 /4% Notes in December 2007. As a result of this acquisition, we recorded goodwill of $2.9 million and acquired intangible assets of $2.6 million, of which

$1.8 million was assigned to the physician referral network, which is amortized over five years and $0.8 million was assigned to certificates of need held by RAMIC, which have indefinite useful lives and are not subject to amortization. The intangible assets were recorded at fair value at the acquisition date. All recorded goodwill and intangible assets are capitalized for tax purposes and amortized over 15 years. The acquisition included $0.6 million for a contingent payment which was being held in an escrow account, pending the resolution of claims for indemnification. All contingencies have been resolved and all escrow amounts have been distributed as of December 31, 2009. During the year ended December 31, 2009, $0.6 million was released from escrow, which was recorded to goodwill as additional purchase price. The year ended December 31, 2008 included approximately five months of operations from this acquisition. We have not included pro forma information as this acquisition did not have a material impact on our consolidated financial position or results of operations.

In the fourth quarter of 2008, we purchased all of the outstanding membership interests of Shared PET Imaging, LLC (“SPI”), a mobile and fixed-site provider of PET and PET/CT, based in Canton, Ohio. SPI serves approximately 90 clients in thirteen states, including Ohio, Michigan, Indiana, Illinois, Florida, Pennsylvania, New York, Tennessee and South Carolina. The purchase price consisted of $34.1 million in cash, $2.0 million in cash which is being held in an escrow account, and $9.1 million in assumed liabilities and transaction costs. We financed this acquisition using internally generated funds and proceeds from the issuance of the new 7 1/4% Notes in December 2007. As a result of this acquisition, we recorded goodwill of $6.9 million and acquired intangible assets of $9.4 million, of which $0.5 million was assigned to the physician referral network, which is amortized over five years, $5.4 million was assigned to customer relationships, which is amortized over 13 years, $3.2 million was assigned to a non-compete agreement, which is amortized over three years, and $0.3 million was assigned to certificates of need held by SPI, which have indefinite useful lives and are not subject to amortization. The intangible assets were recorded at fair value at the acquisition date. All recorded goodwill and intangible assets are capitalized for tax purposes and amortized over 15 years. The acquisition included $2.0 million for a contingent payment which is being held in an escrow account, pending the resolution of claims for indemnification, which will be resolved over the 18 months following the acquisition date. When the contingencies are resolved and consideration is distributable from the escrow account, we will record the fair value of the consideration as additional purchase price to goodwill. During the year ended December 31, 2009, we increased goodwill by $0.4 million as a result of changes in the original valuation of assets acquired and liabilities assumed. The year ended December 31, 2008 included one month of operations from this acquisition. We have not included pro forma information as this acquisition did not have a material impact on our consolidated financial position or results of operations.

Also in the fourth quarter of 2008, we purchased the remaining 20% minority interest in AO. The total purchase price was $6.5 million, which consisted entirely of cash. We financed this acquisition using internally generated funds. As a result of this acquisition, we recorded goodwill of $4.5 million. All recorded goodwill is capitalized for tax purposes and amortized over 15 years.

During December 2009, we entered into and completed various debt related transactions in order to expand our borrowing capacity and extend the maturity of our debt (the “Refinance Transaction”). In order to accomplish this, we retired substantially all of our $300.0 million 7 1/4% senior subordinated notes due 2012 (the “7 1/4% Notes”) through a cash tender offer (the “Tender Offer”) and repaid the balance of $351.6 million on our existing Tranche C1 term loan facility (the “Old Term Loan”). In conjunction with the Refinance Transaction we also entered into a new senior secured credit agreement (the “New Credit Facility”), comprised of a $460.0 million term loan (the “New Term Loan”) maturing June 2016 and a $120.0 million revolving facility (the “New Revolving Credit Facility”) maturing December 2014. Borrowings under the New Term Loan were issued at 98.0% of par, with the discount to par being amortized to interest expense and other, net through the maturity date of the loan. We also issued $190.0 million of 8% senior notes due 2016 (the “8% Notes”) in a transaction that was exempt from the registration requirements of the Securities Act of 1933, as amended. The 8% Notes were issued at 98.69% of par, with the discount to par being amortized to interest expense and other, net through the maturity date of the notes. Borrowings under our credit facility bear interest through maturity at a variable rate based upon, at our option, either London InterBank Offered Rate (“LIBOR”) or the base rate (which is the highest of the administrative agent’s prime rate, one-half of 1.00% in excess of the overnight federal funds rate, and 1.00% in excess of the one-month LIBOR rate), plus in each case, an applicable margin. With respect to the New Term Loan, the applicable margin for LIBOR loans is 3.50% per annum, and with respect to the New Revolving Credit Facility, the applicable margin for LIBOR loans ranges, based on the applicable leverage ratio, from 3.25% to 3.75% per annum, in each case, with a LIBOR floor of 2.00%. With respect to the New Term Loan, the applicable margin for base rate loans is 2.50% per annum, and with respect to the New Revolving Credit Facility, the applicable margin for base rate loans ranges, based on the applicable leverage ratio, from 2.25% to 2.75% per annum. We used the proceeds from these transactions and existing cash to complete the Tender Offer and purchase $294.4 million of the 7 1/4% Notes at a purchase price equal to 100.125% of the principal amount, together with the accrued interest to the purchase date. We also used the proceeds from these transactions to pay off the Old Term Loan and redeem the remaining $5.6 million of 7 1/4% notes in January 2010 at a redemption price equal to 100.0% of the principal amount, together with accrued interest to the redemption date. We incurred a loss on extinguishment of debt of $14.6 million related to the Refinance Transaction, which represents the tender premium and consent payment to redeem the 7 1/4% Notes, write-off of unamortized debt issuance costs related to the retired debt, and other fees and expenses.

Results of Operations

The table below shows the components in our consolidated statements of operations as a percentage of revenues for each of the years ended December 31 and the three months ended March 31:

	Year Ended December 31,			Three Months Ended March 31,
	2007	2008	2009	2009	2010
Revenues	100.0%	100.0%	100.0%	100.0%	100.0%
Costs and expenses:
Cost of revenues, excluding depreciation and amortization	52.9	52.8	53.5	52.3	55.0
Selling, general and administrative expenses	12.8	12.6	13.4	13.7	13.6
Transaction costs	—	—	0.2	0.3	0.3
Severance and related costs	0.1	0.1	0.2	0.1	0.4
Depreciation expense	18.6	17.7	18.7	17.9	19.9
Amortization expense	1.2	1.7	2.2	2.1	2.4
Interest expense and other, net	9.5	9.8	9.1	8.1	11.2
Loss on extinguishment of debt	—	0.1	2.9	—	—
Other (income) and expense, net	(0.1)	(0.2)	(0.2)	(0.2)	(0.3)

Total costs and expenses	95.0	94.6	100.0	94.3	102.5

Income (loss) before income taxes and earnings from unconsolidated investees	5.0	5.4	—	5.7	(2.5)
Income tax expense (benefit)	2.6	2.4	0.1	2.4	(0.5)
Earnings from unconsolidated investees	(1.7)	(0.9)	(0.8)	(0.4)	(0.8)

Net income (loss)	4.1	3.9	0.7	3.7	(1.2)
Less: Net income attributable to noncontrolling interest, net of tax	(0.4)	(0.6)	(0.6)	(0.5)	(0.6)

Net income (loss) attributable to Alliance HealthCare Services, Inc.	3.7%	3.3%	0.1%	3.2%	(1.8)%

As noted previously, we have seen a continued decrease in our scan-based MRI revenues and we believe that scan-based MRI revenues from our shared- service operations will continue to decline in future years. The table below provides MRI statistical information for each of the years ended December 31 and the three months ended March 31:

	Year Ended December 31,			Three Months Ended March 31,
	2007	2008	2009	2009	2010
MRI statistics
Average number of total systems	307.9	303.7	280.1	285.4	274.3
Average number of scan-based systems	252.8	254.1	241.0	242.2	233.1
Scans per system per day (scan-based systems)	9.29	9.18	8.82	9.13	8.20
Total number of scan-based MRI scans	645,711	630,875	567,624	147,656	122,580
Price per scan	$364.78	$380.54	$383.58	$380.99	$390.32

The table below provides PET and PET/CT revenue statistical information for each of the years ended December 31 and the three months ended March 31:

	Year Ended December 31,			Three Months Ended March 31,
	2007	2008	2009	2009	2010
PET and PET/CT statistics
Average number of scan-based systems	72.3	86.8	116.2	110.5	119.1
Scans per system per day	6.30	6.13	5.97	6.15	5.80
Total number of PET and PET/CT scans	115,870	141,513	180,824	45,113	44,231
Price per scan	$1,195	$1,178	1,098	$1,116	$1,075

Following are the components of revenue (in millions) for each of the years ended December 31 and the three months ended March 31:

	Year Ended December 31,			Three Months Ended March 31,
	2007	2008	2009	2009	2010
Total MRI revenue	$265.3	$269.4	$238.5	$62.6	$53.0
PET/CT revenue	139.7	167.7	201.5	51.0	48.3
Radiation oncology, other modalities and other revenue	39.9	58.7	65.5	18.2	17.4

Total	$444.9	$495.8	$505.5	$131.8	$118.7

	Year Ended December 31,			Three Months Ended March 31,
	2007	2008	2009	2009	2010
Total fixed-site imaging center revenue (in millions)	$78.1	$102.7	$113.1	$29.1	$27.5

Quarter Ended March 31, 2010 Compared to Quarter Ended March 31, 2009

Revenue decreased $13.1 million, or 10.0%, to $118.7 million in the first quarter of 2010 compared to $131.8 million in the first quarter of 2009 due to a decrease in MRI revenues, PET/CT revenues and other modalities and other revenue, partially offset by an increase in radiation oncology revenues. MRI revenue decreased $9.6 million in the first quarter of 2010, or 15.4%. Scan-based MRI revenue decreased $8.4 million in the first quarter of 2010, or 14.9%, compared to the first quarter of 2009, to $47.9 million in the first quarter of 2010 from $56.3 million in the first quarter of 2009. Scan-based MRI scan volume decreased 17.0% to 122,580 scans in the first quarter of 2010 from 147,656 scans in the first quarter of 2009, primarily due to a decrease in client demand and the increase in the unemployment rate over 2009, and the related increase of uninsured and under-insured patients. The average number of scan-based systems in service decreased to 233.1 systems in the first quarter of 2010 from 242.2 systems in the first quarter of 2009. Average scans per system per day decreased by 10.2% to 8.20 in the first quarter of 2010 from 9.13 in the first quarter of 2009. These decreases were partially offset by an increase in the average price per MRI scan. The average price per MRI scan increased to $390.32 per scan in the first quarter of 2010 from $380.99 per scan in the first quarter of 2009. Non scan-based MRI revenue decreased $1.2 million in the first quarter of 2010 over the same period in 2009 primarily due to a decline in the number of hospital construction projects and a decrease in the number of equipment upgrades occurring in the hospital market, both of which impact the demand for our non-scan based MRI business. PET and PET/CT revenue in the first quarter of 2010 decreased $2.7 million, or 5.4%, compared to the first quarter of 2009. Total PET and PET/CT scan volumes decreased 2.0% to 44,231 scans in the first quarter of 2010 from 45,113 scans in the first quarter of 2009, primarily due to a decrease in client demand and the increase in the unemployment rate over 2009, and the related increase of uninsured and under-insured patients. Scans per system per day decreased 5.7% to 5.80 scans per system per day in the first quarter of 2010 from 6.15 scans per system per day in the first quarter of 2009. The average price per PET and PET/CT scan decreased to $1,075 per scan in the first quarter of 2010 compared to $1,116 per scan in the first quarter of 2009. The average number of PET and PET/CT systems in service increased to 119.1 systems in the first quarter of 2010 from 110.5 systems in the first quarter of 2009. Other modalities and other revenue decreased $2.7 million, or 28.5%, to $6.6 million in the first quarter of 2010 compared to $9.3 million in the first quarter of 2009, primarily due to a decrease in management fee revenue. Radiation oncology revenue increased $1.9 million, or 21.2%, to $10.8 million in the first quarter of 2010 compared to $8.9 million in the first quarter of 2009, primarily due to an increase in treatments performed in our core radiation oncology business. Included in the revenue totals above is fixed-site imaging center revenues, which decreased $1.6 million, or 5.6%, to $27.5 million in the first quarter of 2010 from $29.1 million in the first quarter of 2009.

We had 297 MRI systems at March 31, 2010, compared to 294 MRI systems at March 31, 2009. We had 125 PET and PET/CT systems at March 31, 2010, compared to 119 PET and PET/CT systems at March 31, 2009. We operated 119 fixed-site imaging centers (including three in unconsolidated investees) at March 31, 2010, compared to 106 fixed-site imaging centers (including four in unconsolidated investees) at March 31, 2009. We operated 25 radiation oncology centers (including two in unconsolidated investees) at March 31, 2010, compared to 22 radiation oncology centers (including two in unconsolidated investees) at March 31, 2009.

Cost of revenues, excluding depreciation and amortization, decreased $3.7 million, or 5.3%, to $65.2 million in the first quarter of 2010 compared to $68.9 million in the first quarter of 2009. Compensation and related employee expenses decreased $3.1 million, or 9.4%, primarily as a result of a decrease in average headcount. Management contract expense decreased $1.0 million, or 29.8%, as a result of a decrease in expenses incurred on behalf of unconsolidated investees. Medical supplies decreased $0.3 million, or 3.7%, primarily as a result of a decrease in the number of PET and PET/CT scans, which use a radiopharmaceutical as a component of the PET and PET/CT scan. Maintenance and related costs increased $1.5 million, or 11.1%, due to an increase in service costs related to an increase in the number of MRI, PET/CT and radiation oncology systems in operation and one-time maintenance costs incurred in the first quarter of 2010. All other cost of revenues, excluding depreciation and amortization, decreased $0.8 million, or 7.6%. Cost of revenues, as a percentage of revenue, increased to 55.0% in the first quarter of 2010 from 52.3% in the first quarter of 2009 as a result of the factors described above.

Selling, general and administrative expenses decreased $1.8 million, or 9.9%, to $16.1 million in the first quarter of 2010 compared to $17.9 million in the first quarter of 2009. Compensation and related employee expenses decreased $0.9 million, or 8.0%, primarily as a result of a decrease in average headcount. The provision for doubtful accounts decreased $0.6 million, or 130.2%, primarily due to the collection of aged accounts receivable during the first quarter of 2010. The provision for doubtful accounts as a percentage of revenue was (0.1)% in the first quarter of 2010 compared to 0.4% of revenue in the first quarter of 2009. Share-based payments decreased $0.1 million in the first quarter of 2010 from the first quarter of 2009 due to equity awards that fully vested and were fully expensed in 2009. All other selling, general and administrative expenses decreased $0.2 million, or 3.5%. Selling, general and administrative expenses as a percentage of revenue were 13.6% and 13.7% in the first quarter of 2010 and 2009, respectively.

We recorded transaction costs of $0.4 million in the first quarters of 2010 and 2009.

We recorded severance and related costs of $0.5 million in the first quarter of 2010 compared to $0.2 million in the first quarter of 2009.

Depreciation expense was $23.7 million in the first quarters of 2010 and 2009.

Amortization expense was $2.8 million in the first quarters of 2010 and 2009.

Interest expense and other, net, increased $2.6 million, or 24.6%, to $13.3 million in the first quarter of 2010 compared to $10.6 million in the first quarter of 2009, primarily due a $0.9 million expense from a non-cash fair value adjustment related to our interest rate swap agreements, which were de-designated in 2009, higher average interest rates on our credit facility and notes and an $0.8 million non-cash fair value adjustment related to our interest rate swap agreement with Lehman Commercial Paper, Inc. (“LCPI”) in 2009, which reduced the 2009 expense.

Income tax benefit was $0.6 million in the first quarter of 2010 compared to income tax expense of $3.2 million in the first quarter 2009, resulting in effective tax rates of 22.1% and 42.2% in the first quarters of 2010 and 2009, respectively. Our effective tax rates differed from the federal statutory rate principally as a result of state income taxes and permanent non-deductible tax items, including share-based payments, unrecognized tax benefits and other permanent differences.

Earnings from unconsolidated investees increased by $0.3 million, or 54.5%, to $0.9 million in the first quarter of 2010 compared to $0.6 million in the first quarter of 2009 due to an increase in earnings from our unconsolidated investees.

Net income attributable to noncontrolling interest, net of tax, was $0.7 million in the first quarters of 2010 and 2009.

Net loss attributable to Alliance HealthCare Services, Inc. was $2.2 million, or $(0.04) per share on a diluted basis, in the first quarter of 2010 compared to net income of $4.3 million, or $0.08 per share on a diluted basis, in the first quarter of 2009.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Revenue increased $9.7 million, or 2.0%, to $505.5 million in 2009 compared to $495.8 million in 2008 due to an increase in PET/CT revenues, radiation oncology, other modalities and other revenue, partially offset by a decrease in MRI revenues. PET/CT revenue in 2009 increased $33.8 million, or 20.2%, compared to 2008. Total PET and PET/CT scan volumes increased 27.8% to 180,824 scans in 2009 from 141,513 scans in 2008, primarily as a result of the acquisition of SPI in the fourth quarter of 2008, the acquisition of MOS in the third quarter of 2008 and growth in our core PET business. The average number of PET and PET/CT systems in service increased to 116.2 systems in 2009 from 86.8 systems in 2008. These PET and PET/CT increases were partially offset by a 6.8% decline in the average price per PET and PET/CT scan, to $1,098 per scan in 2009 compared to $1,178 per scan in 2008. The decline in the average price per PET and PET/CT scan was primarily related to the SPI acquisition, which was largely wholesale in nature and had a lower average price per scan on acquired customer contracts, as well as normal levels of pricing pressure from our wholesale customers. Scans per system per day also decreased 2.6%, to 5.97 scans per system per day in 2009 from 6.13 scans per system per day in 2008. Radiation oncology, other modalities and other revenue increased $6.8 million, or 11.3%, to $65.5 million in 2009 compared to $58.7 million in 2008 primarily due to an increase in the number of radiation oncology centers on operation. MRI revenue decreased $30.9 million in 2009, or 11.4%. Scan-based MRI revenue decreased $22.4 million in 2009, or 9.3%, to $217.7 million in 2009 from $240.1 million in 2008. Scan-based MRI scan volume decreased 10.0% to 567,624 scans in 2009 from 630,875 scans in 2008, primarily due to a decrease in client demand. Scan-based systems in service decreased to 241.0 systems in 2009 from 251.4 systems in 2008. Average scans per system per day also decreased by 3.9% to 8.82 in 2009 from 9.18 in 2008. These decreases were partially offset by an increase in the average price per MRI scan. The average price per MRI scan increased to $383.58 per scan in 2009 from $380.54 per scan in 2008. Non-scan based MRI revenue decreased $8.5 million in 2009 compared to 2008 primarily due to a decline in the number of hospital construction projects and a decrease in the number of equipment upgrades occurring in the hospital market, both of which impact the demand for our non-scan based MRI business. Included in the revenue totals above is fixed-site imaging center revenues, which increased $10.4 million, or 10.1%, to $113.1 million in 2009 from $102.7 million in 2008.

We had 295 MRI systems at December 31, 2009 compared to 301 MRI systems at December 31, 2008. We had 126 PET and PET/CT systems at December 31, 2009 compared to 114 PET and PET/CT systems at December 31, 2008. We operated 116 fixed site imaging centers (including three in unconsolidated joint ventures) at December 31, 2009, compared to 105 fixed site imaging centers (including four in unconsolidated joint ventures) at December 31, 2008. We operated 25 radiation oncology centers (including two in unconsolidated joint ventures) at December 31, 2009, compared to 21 radiation oncology centers (including two in unconsolidated joint ventures) at December 31, 2008.

Cost of revenues, excluding depreciation and amortization, increased $8.6 million, or 3.3%, to $270.4 million in 2009 compared to $261.8 million in 2008. Medical supplies increased $5.8 million, or 24.6%, primarily as a result of an increase in the number of PET and PET/CT scans, which use a radiopharmaceutical as a component of the PET and PET/CT scan. Maintenance and related costs increased $5.7 million, or 10.6%, due to an increase in service costs related to an increase in the number of PET/CT systems in operation and the addition of radiation oncology systems. Compensation and related employee expenses increased $2.2 million, or 1.8%, primarily as a result of an increase in average headcount related to acquisitions completed in the second half of 2008. Fuel expenses decreased $2.7 million, or 34.0%, primarily due to a decrease in the average price per gallon of diesel fuel costs. Equipment rental costs decreased $2.2 million, or 43.8%, primarily due to a lower number of rental systems in use to support current clients as a result of improved system utilization. All other cost of revenues, excluding depreciation and amortization, decreased $0.2 million, or 0.7%. Cost of revenues, as a percentage of revenue, increased to 53.5% in 2009 from 52.8% in 2008 as a result of the factors described above.

Selling, general and administrative expenses increased $4.9 million, or 7.7%, to $67.6 million in 2009 compared to $62.7 million in 2008. Compensation and related employee expenses increased $4.2 million, or 11.7%, as a result investments in the infrastructure of the oncology division and an increase in average headcount related to acquisitions completed in the second half of 2008. Office expenses increased $0.8 million, or 14.6%, due to an increase in information technology expenses and other office expenses. Professional services expenses increased $0.8 million, or 9.4%, due to an increase in legal and other professional fees. Share-based payment increased $0.7 million, or 14.0%, due to new equity awards granted in 2009. The provision for doubtful accounts decreased $1.9 million, or 44.3%, primarily due to the collections of aged wholesale receivables and a reduction in bad debt related to our retail receivables. The provision for doubtful accounts, as a percentage of revenue, was 0.5% of revenue in 2009 compared to 0.9% in 2008. All other selling, general and administrative expenses increased $0.3 million, or 6.5%. Selling, general and administrative expenses as a percentage of revenue were 13.4% and 12.7% in 2009 and 2008, respectively.

Transaction costs were $0.9 million due to acquisition-related costs, which are now required to be expensed.

We recorded severance and related costs of $1.4 million in 2009 compared to $0.6 million in 2008.

Depreciation expense increased $7.2 million, or 8.2%, to $94.9 million in 2009 compared to $87.7 million in 2008 as a result of fixed assets acquired in connection with our acquisitions in the second half of 2008.

Amortization expense increased by $2.3 million, or 26.5%, to $11.0 million in 2009 compared to $8.7 million in 2008, primarily due to the incremental amortization expense for intangible assets acquired in conjunction with our acquisitions in the second half of 2008.

Interest expense and other, net, decreased $2.5 million, or 5.2%, to $45.9 million in 2009 compared to $48.4 million in 2008. This decrease was primarily due to lower average rates on our credit facility.

We recorded a loss on extinguishment of debt of $14.6 million in 2009 related to the Refinance Transaction, compared to $0.1 million in 2008.

Income tax expense was $0.3 million and $11.8 million in 2009 and 2008, respectively, resulting in effective tax rates of 39.0% and 41.6% in 2009 and 2008, respectively. Our effective tax rates were higher than the federal statutory rates principally as a result of various permanent non-deductible tax items, including share-based payments, unrecognized tax benefits and other permanent differences.

Earnings from unconsolidated investees decreased by $0.8 million, or 16.8%, to $3.8 million in 2009 compared to $4.6 million in 2008 due to a decrease in earnings from our unconsolidated investees.

Net income attributable to noncontrolling interest increased $0.1 million, or 1.1%, to $3.1 million in 2009 compared to $3.0 million in 2008, due to an increase in earnings from our consolidated subsidiaries.

Net income attributable to Alliance HealthCare Services, Inc. was $0.5 million, or $0.01 per share on a diluted basis, in 2009 compared to $16.5 million, or $0.32 per share on a diluted basis, in 2008.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Revenue increased $50.9 million, or 11.4%, to $495.8 million in 2008 compared to $444.9 million in 2007 due to an increase in PET/CT revenues, radiation oncology, other modalities and other revenue, and MRI revenues. PET/CT revenue in 2008 increased $28.0 million, or 20.0%, compared to 2007. Total PET and PET/CT scan volumes increased 22.1% to 141,513 scans in 2008 from 115,870 scans in 2007, primarily as a result of the acquisition of MOS in the third quarter of 2008, growth in our core PET business, and the acquisition of SPI in the fourth quarter of 2008. The average number of PET and PET/CT systems in service increased to 86.8 systems in 2008 from 72.3 systems in 2007. These PET and PET/CT increases were partially offset by a 1.4% decline in the average price per PET and PET/CT scan, to $1,178 per scan in 2008 compared to $1,195 per scan in 2007. Scans per system per day also decreased 2.7%, to 6.13 scans per system per day in 2008 from 6.30 scans per system per day in 2007. Radiation oncology, other modalities and other revenue increased $18.8 million, or 47.1%, to $58.7 million in 2008 compared to $39.9 million in 2007 primarily due to an increase in radiation oncology revenue generated by the Bethesda transaction and the CyberKnife transaction. MRI revenue increased $4.1 million in 2008, or 1.5%. Scan-based MRI revenue increased $4.5 million in 2008, or 1.9%, to $240.1 million in 2008 from $235.6 million in 2007. This increase is primarily a result of the acquisition of NEHE, which generates retail revenue, which resulted in an increase in the average price per MRI scan from $380.54 per scan in 2008 compared to $364.78 per scan in 2007. Scan-based systems in service increased to 254.1 systems in 2008 from 252.8 systems in 2007. These increases were partially offset by a 2.3% decrease in our scan-based MRI scan volume. Scan-based MRI scan volume decreased to 630,875 scans in 2008 from 645,711 scans in 2007, primarily due to a decrease in client demand. Average scans per system per day also decreased by 1.2% to 9.18 in 2008 from 9.29 in 2007. Non-scan based MRI revenue decreased $0.4 million in 2008 compared to 2007. Included in the revenue totals above is fixed-site imaging center revenues, which increased $24.6 million, or 31.5%, to $102.7 million in 2008 from $78.1 million in 2007.

We had 301 MRI systems at December 31, 2008 compared to 310 MRI systems at December 31, 2007. We had 114 PET and PET/CT systems at December 31, 2008 compared to 79 PET and PET/CT systems at December 31, 2007. We operated 105 fixed site imaging centers (including four in unconsolidated joint ventures) at December 31, 2008, compared to 88 fixed site imaging centers (including five in unconsolidated joint ventures) at December 31, 2007. We operated 21 radiation oncology centers (including two in unconsolidated joint ventures), compared to 12 radiation oncology centers (including two in unconsolidated joint ventures) at December 31, 2007.

Cost of revenues, excluding depreciation and amortization, increased $26.3 million, or 11.2%, to $261.8 million in 2008 compared to $235.5 million in 2007. Compensation and related employee expenses increased $10.6 million, or 9.4%, primarily as a result of an increase in average headcount related to acquisitions completed in the fourth quarter of 2007 and the last half of 2008. Medical supplies increased $4.6 million, or 24.1%, primarily as a result of an increase in the number of PET and PET/CT scans, which use a radiopharmaceutical as a component of the PET and PET/CT scan. Maintenance and related costs increased $4.2 million, or 8.5%, due to an increase in service costs related to the addition of radiation oncology systems and an increase in the number of PET/CT systems in operation. Fuel expenses increased $1.8 million, or 30.5%, primarily due to an increase in the average price per gallon of diesel fuel costs. Site fees increased $1.8 million, or 42.4%, primarily as a result of an increase in the average number of retail fixed-site imaging centers in operation. Outside medical services increased $0.9 million, or 10.3%, primarily as a result of an increase in radiologist service costs associated with the NEHE acquisition. License, taxes and other fees increased $0.7 million, or 15.9%, primarily due to an increase in property taxes related to an increase in PET/CT and radiation oncology systems in use. Equipment rental costs increased $0.5 million, or 11.7%, primarily due to an increase in the number of rental PET/CT systems in use related to the MOS acquisition. Marketing costs increased $0.2 million, or 49.5%, as a result of increased marketing campaigns. All other cost of revenues, excluding depreciation and amortization, increased $1.0 million, or 3.8%. Cost of revenues, as a percentage of revenue, decreased to 52.8% in 2008 from 52.9% in 2007 as a result of the factors described above, offset by a decrease in total fixed costs as a percentage of revenue, due to an increase in revenue.

Selling, general and administrative expenses increased $5.7 million, or 10.0%, to $62.7 million in 2008 compared to $57.0 million in 2007. Compensation and related employee expenses increased $2.8 million, or 8.5%, primarily as a result of an increase in average headcount related to acquisitions completed in the fourth quarter of 2007 and the last half of 2008. Share-based payment increased $1.4 million, or 36.7%, in 2008 from 2007 due to new equity awards granted in 2008. The provision for doubtful accounts increased $0.3 million, or 6.7%, due to an increase in the provision for doubtful accounts related to increased retail revenue generated from acquisitions completed in the fourth quarter of 2007 and third quarter of 2008. The provision for doubtful accounts, as a percentage of revenue, was 0.9% in both 2008 and 2007. All other selling, general and administrative expenses increased $1.2 million, or 7.5%. Selling, general and administrative expenses as a percentage of revenue were 12.7% and 12.8% in 2008 and 2007, respectively.

We recorded severance and related costs of $0.6 million in 2008 and $0.7 million in 2007.

Depreciation expense increased $5.0 million, or 6.1%, to $87.7 million in 2008 compared to $82.7 million in 2007 as a result of fixed assets acquired in connection with our acquisitions in the fourth quarter of 2007 and 2008.

Amortization expense increased by $3.5 million, or 67.4%, to $8.7 million in 2008 compared to $5.2 million in 2007, primarily due to the incremental amortization expense for intangible assets acquired in conjunction with our acquisitions in the fourth quarter of 2007 and the last half of 2008.

Interest expense and other, net, increased $6.0 million, or 14.2%, to $48.4 million in 2008 compared to $42.4 million in 2007. This increase was primarily related to incremental interest expense associated with the $150.0 million 7 1/4% Senior Subordinated Note offering completed in the fourth quarter of 2007 and a $2.4 million non-cash fair value adjustment related to our interest rate swap agreement with LCPI, partially offset by lower interest rates.

Income tax expense was $11.8 million and $11.6 million in 2008 and 2007, respectively, resulting in effective tax rates of 41.6% and 41.8% in 2008 and 2007, respectively. Our effective tax rates were higher than the federal statutory rates principally as a result of state income taxes and various permanent non-deductible tax items, including share-based payments, unrecognized tax benefits and other permanent differences.

Earnings from unconsolidated investees decreased by $3.0 million, or 39.1%, to $4.6 million in 2008 compared to $7.6 million in 2007, primarily due to a $2.0 million gain on sale from a sale/leaseback transaction in one of our unconsolidated investees, as well as a $0.5 million gain on the sale of real estate during 2007.

Net income attributable to noncontrolling interest increased $1.3 million, or 75.5%, to $3.0 million in 2008 compared to $1.7 million in 2007, due to an increase in earnings from our consolidated subsidiaries.

Net income attributable to Alliance HealthCare Services, Inc. was $16.5 million, or $0.32 per share on a diluted basis, in 2008 compared to $16.2 million, or $0.31 per share on a diluted basis, in 2007.

Liquidity and Capital Resources

Our primary source of liquidity is cash provided by operating activities. We generated $30.7 million and $32.9 million of cash flow from operating activities in the three months ended March 31 2010 and 2009, respectively. Our ability to generate cash flow is affected by numerous factors, including demand for MRI, PET/CT, other diagnostic imaging and radiation oncology services. Our ability to generate cash flow from operating activities is also dependent upon the collections of our accounts receivable. The provision for doubtful accounts decreased by $0.6 million in the three months ended March 31, 2010 compared to the three months ended March 31, 2009. Our number of days of revenue outstanding for our accounts receivable was 48 days and 50 days as of March 31, 2010 and 2009, respectively, which we believe is favorable compared to other diagnostic imaging and radiation oncology providers. In addition, as of March 31, 2010, we had $115.6 million of available borrowings under our revolving line of credit.

We used cash of $18.9 million and $12.0 million for investing activities in the three months ended March 31, 2010 and 2009, respectively. Investing activities in the three months ended March 31, 2009 include $0.6 million which was used for acquisitions. Investing activities in the three months ended March 31, 2009 also include $2.1 million in cash provided by a decrease in cash in escrow. We expect to continue to use cash for acquisitions in the future. Other than acquisitions, our primary use of capital resources is to fund capital expenditures. We incur capital expenditures for the purposes of:

•	purchasing new systems;

•	replacing less advanced systems with new systems; and

•	providing upgrades of our MRI, PET and PET/CT, and radiation oncology systems and upgrading our corporate infrastructure for future growth.

Capital expenditures totaled $20.2 million and $14.9 million in the three months ended March 31, 2010 and 2009, respectively. During the three months ended March 31, 2010, we purchased eight MRI systems and one PET/CT system. We traded-in or sold a total of thirteen systems for the three months ended March 31, 2010. Our decision to purchase a new system is typically predicated on obtaining new or extending existing client contracts, which serve as the basis of demand for the new system. We expect to purchase additional systems in 2010 and finance substantially all of these purchases with our available cash, cash from operating activities, our revolving line of credit, and equipment leases. Based upon the client demand described above, which dictates the type of equipment purchased, we expect cash capital expenditures to total approximately $65 to $75 million in 2010.

At March 31, 2010, we had cash and cash equivalents of $114.2 million. This available cash and cash equivalents are held in accounts managed by third party financial institutions and consist of invested cash and cash in our operating accounts. The invested cash is invested in interest bearing funds managed by third party financial institutions. These funds invest in high-quality money market instruments, primarily direct obligations of the government of the United States. To date, we have experienced no loss or lack of access to our invested cash or cash equivalents; however, we can provide no assurances that access to our invested cash and cash equivalents will not be impacted by adverse conditions in the financial markets.

At March 31, 2010, we had $109.2 million in our accounts that are with third party financial institutions which exceed the Federal Deposit Insurance Corporation (“FDIC”) insurance limits. While we monitor daily the cash balances in our operating accounts and adjust the cash balances as appropriate, these cash balances could be impacted if the underlying financial institutions fail or could be subject to other adverse conditions in the financial markets. To date, we have experienced no loss or lack of access to cash in our operating accounts.

In connection with the 1999 acquisition of Alliance by an affiliate of KKR, we entered into a $616.0 million credit agreement consisting of a $131.0 million Tranche A Term Loan Facility, a $150.0 million Tranche B Term Facility, a $185.0 million Tranche C Term Loan Facility and a Revolving Loan Facility. On June 11, 2002, we entered into a second amendment to the credit agreement and completed a $286.0 million refinancing of our Tranche B and C term loan facility. Under the terms of the amended term loan facility, we received proceeds of $286.0 million from a new Tranche C term loan facility, and used the entire amount of the proceeds to retire $145.5 million and $140.5 million owed under Tranche B and C of our existing term loan facility, respectively. The new Tranche C borrowing rate was decreased to LIBOR plus 2.375%.

In December 2004, we entered into a third amendment to our credit agreement which revised our Tranche C term loan facility (“Old Term Loan”) resulting in incremental borrowings of $154.0 million and decreased the maximum amount of availability under our existing revolving loan facility from $150.0 million to $70.0 million. We applied the proceeds from the amendment to retirement of $256.4 million of our $260.0 million 10 3/8 % Senior Subordinated Notes due 2011 (“the 10 3/8% Notes”) through a cash tender offer (the “2004 Tender Offer”, as described in Note 9 of the Notes to Consolidated Financial Statements in our Annual Report on Form 10-K for the year ended December 31, 2009). The amended Old Term Loan borrowing rate decreased to LIBOR plus 2.250%. On December 19, 2005 we entered into a fourth amendment to our Credit Agreement which revised our maximum consolidated leverage ratio covenant to a level not to exceed 4.00 to 1.00 as of the last day of any fiscal quarter until the expiration of the agreement. Prior to the fourth amendment, our maximum consolidated leverage ratio covenant was 3.75 to 1.00 as of the last day of any fiscal quarter beginning March 31, 2006 to the expiration of the agreement. The fourth amendment also required us to maintain a maximum consolidated senior leverage ratio covenant at a level not to exceed 3.00 to 1.00 as of the last day of any fiscal quarter. The amendment increased the Old Term Loan LIBOR margin from an annual rate of 2.250% to 2.500%. In connection with the amendment, we incurred an amendment fee of $0.6 million.

In December 2004, we completed the 2004 Tender Offer and redeemed $256.4 million of our outstanding 10 3/8% Notes. During 2008, we paid the remaining balance of $3.5 million related to the 10 3/8% Notes, which had an original balance of $260.0 million. In 2008, we used cash flow from operating activities to pay down $15.0 million under the Old Term Loan.

In December 2009, we entered into a new senior secured credit agreement (the “New Credit Facility”), comprised of a $460.0 million term loan (the “New Term Loan”) maturing June 2016 and a $120.0 million revolving facility (the “New Revolving Credit Facility”) maturing December 2014. Borrowings under the New Term Loan were issued at 98.0% of par, with the discount to par being amortized to interest expense and other, net through the maturity date of the loan. We used the proceeds from the New Term Loan to retire $351.6 million of our Old Term Loan. Borrowings under the New Credit Facility bear interest through maturity at a variable rate based upon, at our option, either London InterBank Offered Rate (“LIBOR”) or the base rate (which is the highest of the administrative agent’s prime rate, one-half of 1.00% in excess of the overnight federal funds rate, and 1.00% in excess of the one-month LIBOR rate), plus in each case, an applicable margin. With respect to the New Term Loan, the applicable margin for LIBOR loans is 3.50% per annum, and with respect to the New Revolving Credit Facility, the applicable margin for LIBOR loans ranges, based on the applicable leverage ratio, from 3.25% to 3.75% per annum, in each case, with a LIBOR floor of 2.00%. With respect to the New Term Loan, the applicable margin for base rate loans is 2.50% per annum, and with respect to the New Revolving Credit Facility, the applicable margin for base rate loans ranges, based on the applicable leverage ratio, from 2.25% to 2.75% per annum.

At December 31, 2009, we did not have any borrowings outstanding under the New Revolving Credit Facility. As of December 31, 2009, we had $115.5 million of available borrowings under our New Revolving Credit Facility. In addition to other covenants, the New Credit Facility places limits on our and our subsidiaries’ ability to, declare dividends or redeem or repurchase capital stock, prepay, redeem or purchase debt, incur liens and engage in sale-leaseback transactions, make loans and investments, incur additional indebtedness, amend or otherwise alter debt and other material agreements, make capital expenditures, engage in mergers, acquisitions and asset sales, transact with affiliates and alter the business conducted by us and our subsidiaries. The New Credit Facility also contains financial covenants requiring us to maintain (i) a maximum ratio of consolidated total debt to consolidated adjusted EBITDA that ranges from 4.75 to 1.00 to 4.00 to 1.00 and (ii) a minimum ratio of consolidated adjusted EBITDA to consolidated interest expense of 2.75 to 1.00. Within 180 days after the closing date of the New Credit Facility, which occurred December 1, 2009, we are required to enter into agreements such as interest rate swaps, caps, floors and other interest rate exchange contracts that would have the effect of fixing a specified percentage of our variable rate debt for periods to be determined.

As of March 31, 2010, we are in compliance with all covenants contained in our New Credit Facility and expect that we will be in compliance with these covenants for the remainder of 2010. However, if we are unable to generate sufficient Consolidated Adjusted EBITDA, as defined in our credit agreement, or manage our indebtedness to sufficient levels, we could be out of compliance with our maximum consolidated leverage ratio and maximum consolidated senior leverage ratio. Our failure to comply with these covenants could permit the lenders under the credit agreement to declare all amounts borrowed under the agreement, together with accrued interest and fees, to be immediately due and payable. If the indebtedness under the New Credit Facility is accelerated, we may not have sufficient assets to repay amounts due under the credit facility. If we are not able to refinance our debt, we could become subject to bankruptcy proceedings.

In December 2004, we issued $150.0 million of our 7 1/4% Senior Subordinated Notes due 2012 (the “original 7 1/4% Notes”) in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended, and applied the proceeds to repayment of a portion of our 10 3/8% Notes. The original 7 1/4% Notes were subsequently registered. On December 4, 2007, we issued an additional $150.0 million of our 7 1/4% Senior Subordinated Notes due 2012 (the “new 7 1/4% Notes”) in a transaction exempt from the registration requirements of the Securities Act. The new 7 1/4% Notes were subsequently registered. The new 7 1/4% Notes were issued at a discount of 8.5%, which was being amortized to interest expense through the maturity date of the notes. The new 7 1/4% Notes have terms that were substantially identical to our original 7 1/4% Notes, but were issued under a new indenture and are therefore a separate series of notes. We used a portion of the net proceeds from the issuance of the new 7 1/4% Notes to repay and terminate an Acquisition Credit Facility we entered into the previous month to finance the NEHE acquisition (as described in Note 9 to the Notes to Consolidated Financial Statements in our Annual Report on Form 10-K for the year ended December 31, 2009). The remaining net proceeds were used for general corporate purposes, including acquisitions. The original 7 1/4 % Notes and the new 7 1/4% Notes are collectively referred to as the “7 1/4% Notes.”

In December 2009, we issued $190.0 million of 8.0% senior notes due 2016 (the “8% Notes”) in a transaction that was exempt from the registration requirements of the Securities Act of 1933, as amended. The

8% Notes were issued at 98.690% of par, with the discount to par being amortized to interest expense and other, net through the maturity date of the notes. We used the proceeds from this transaction, the New Term Loan and existing cash to complete a Tender Offer and purchase $294.4 million of the 7 1/4% Notes at a purchase price equal to 100.125% of the principal amount, together with the accrued interest to the redemption date. We also used the proceeds from these transactions to redeem the remaining $5.6 million of 7 1/4% notes in January 2010 at a redemption price equal to 100.0% of the principal amount, together with accrued interest to the redemption date.

The indenture governing the 8% Notes contains covenants limiting our and most of our subsidiaries’ ability to pay dividends and make other restricted payments, incur additional indebtedness or issue disqualified stock, create liens on our assets, merge, consolidate, or sell all or substantially all of our assets, and enter into transactions with affiliates, among others. The 8% Notes are unsecured senior obligations and are equal in right of payment to all existing and future senior debt, and rank senior in right of payment to all of our existing and future subordinated debt. The 8% Notes are effectively subordinated in right of payment to all of our existing and future secured indebtedness, including indebtedness under our New Credit Facility, to the extent of assets securing such indebtedness, and are effectively subordinated in right of payment to all obligations of our subsidiaries. As of March 31, 2010, we were in compliance with all covenants contained in the 8% Notes and forecast that we will be in compliance with these covenants for the remainder of 2010. Our failure to comply with these covenants could permit the trustee under the indenture relating to the 8% Notes and the note holders to declare the principal amounts under the 8% Notes, together with accrued and unpaid interest, to be immediately due and payable. If the indebtedness under the 8% Notes, or any of our other indebtedness, is accelerated, and we are not able to refinance our debt, we could become subject to bankruptcy proceedings.

During 2004, we entered into interest rate swap agreements, with notional amounts of $56.8 million, $46.8 million and $48.4 million to manage the future cash interest payments associated with a portion of our variable rate bank debt. These agreements matured during 2007. We recorded changes in the fair value of the swaps through interest expense.

In the first quarter of 2005, we entered into multiple interest rate collar agreements for our variable rate bank debt. The total underlying notional amount of the debt was $178.0 million. Under these arrangements we purchased a cap on the interest rate of 4.00% and sold a floor of 2.25%. We paid a net purchase price of $1.5 million for these collars. These agreements were two and three years in length and matured at various dates between January 2007 and January 2008. We designated these collars as cash flow hedges of variable future cash flows associated with our long-term debt and recorded changes in the fair value of the collars through comprehensive income during the period these instruments were designated as hedges.

During the first quarter of 2008, we entered into two interest rate swap agreements with notional amounts of $92.7 million each, to hedge future cash interest payments associated with a portion of our variable rate bank debt (“the 2008 swaps”). Under the terms of these agreements, we receive three-month LIBOR and pay a fixed rate of 3.15%. The net effect of the hedges is to record interest expense at a fixed rate of 5.65%, as the debt incurred interest based on three-month LIBOR plus 2.50%. These agreements are three years in length and mature in 2011. See below for additional information regarding the 2008 swaps. As discussed below, we elected to terminate and replace one of the 2008 swaps in the first quarter of 2009.

On September 15, 2008, LHI filed for bankruptcy protection under Chapter 11 of the United States Bankruptcy Code. On October 6, 2008, LCPI filed for bankruptcy protection under Chapter 11 of the United States Bankruptcy Code. One of our 2008 swaps with a notional amount of $92.7 million, which expires January 31, 2011, is with LCPI (“the Lehman Swap”). As of September 12, 2008 hedge accounting was terminated and all further changes in the fair market value of the Lehman Swap are being recorded in interest expense and other. Comprehensive income (loss) related to effective unrealized gains or losses on the fair value of the Lehman Swap through September 12, 2008 remain in accumulated comprehensive income (loss) on the balance sheet and will be amortized into interest expense and other as the underlying interest payments are recognized in earnings. The Lehman Swap was valued using the income approach with observable Level 2 market expectations at the measurement date and standard valuation techniques to convert future amounts to a single discounted present amount. The fair market value of the Lehman Swap at September 30, 2008 was an asset of $0.7 million, which was adjusted to zero as collectability was deemed uncertain due to the LHI bankruptcy filing. We included the write down of the asset in interest expense and other for the year ended December 31, 2008.

During the first quarter of 2009, we replaced the Lehman Swap with an interest rate swap agreement which has a notional amount of $92.7 million (the “2009 Swap Replacement”) and has been designated as a cash flow hedge of variable future cash flows associated with a portion of our long term debt. Under the terms of this agreement, which matures in January 2011, we receive three-month LIBOR and pay a fixed rate of 3.15%. The net effect of the hedges is to record interest expense at a fixed rate of 5.65%, as the debt incurs interest based on three-month LIBOR plus 2.50%.

Additionally, during the first quarter of 2009, we entered into an interest rate swap agreement which had a notional amount of $56.8 million to hedge future cash interest payments associated with a portion of our variable rate bank debt (the “New 2009 Swap”). Under the terms of this agreement, which was to mature in November 2011, we received three-month LIBOR and paid a fixed rate of 2.07%. The net effect of the hedge was to record interest expense at a fixed rate of 4.57%, as the debt incurred interest based on three-month LIBOR plus 2.50%.

We elected to terminate one of the 2008 swaps and the New 2009 Swap in December 2009 in connection with entering into the Refinance Transaction on December 1, 2009. As a result of the Refinance Transaction, we de-designated the 2008 swap, the 2009 Swap Replacement and the New 2009 Swap and hedge accounting was terminated and all further changes in the fair market value of the terminated swaps are being recorded in interest expense and other. Comprehensive income (loss) related to effective unrealized gains or losses on the fair value of the terminated swaps through September 30, 2009 remain in accumulated comprehensive income (loss) on the balance sheet and will be amortized into interest expense and other as the underlying interest payments are recognized in earnings. The terminated swaps were valued using the income approach with observable Level 2 market expectations at the measurement date and standard valuation techniques to convert future amounts to a single discounted present amount.

In the first quarter of 2010, we entered into one interest rate swap agreement (the “2010 Swap”) and three interest rate cap agreements in order to avoid unplanned volatility in the income statement due to changes in the LIBOR interest rate environment. The 2010 Swap, which matures in January 2011, has a notional amount of $92.7 million and synthetically unwinds the effects of the 2009 Swap Replacement. The interest rate cap agreements, which mature in February 2014, have a total notional amount of $150.0 million and were designated as cash flow hedges of future cash interest payments associated with a portion of our variable rate bank debt. Under these arrangements we have purchased a cap on LIBOR at 4.50%. We paid $1.5 million to enter into the caps, which is being amortized through interest expense over the life of the agreements.

The maturities of our long-term debt, including interest, future payments under our operating leases and binding equipment purchase commitments as of December 31, 2009 are as follows:

Contractual Obligations	2010	2011	2012	2013	2014	Thereafter	Total
	(in millions)
New Term Loan	$30.0	$29.7	$29.4	$29.1	$28.9	$470.9	$618.0
8% Senior Notes	15.2	15.2	15.2	15.2	15.2	220.5	296.5
7 1/ 4% Senior Subordinated Notes	0.4	0.4	6.0	—	—	—	6.8
Equipment Loans	8.1	5.9	4.7	4.2	3.3	1.6	27.8
Operating Leases	4.5	3.1	2.6	1.5	1.4	3.4	16.5
Letters of Credit	4.5	—	—	—	—	—	4.5
Equipment Purchase Commitments	18.8	—	—	—	—	—	18.8

Total Contractual Obligation Payments	81.5	54.3	57.9	50.0	48.8	696.4	988.9
Less Amount Representing Interest	(42.4)	(41.7)	(41.1)	(40.2)	(39.7)	(64.5)	(269.6)

Present Value of Future Contractual Obligations	$39.1	$12.6	$16.8	$9.8	$9.1	$631.9	$719.3

The remaining $5.6 million of 7 1/4% notes were redeemed in January 2010 at a redemption price equal to 100.0% of the principal amount, together with accrued interest to the redemption date.

Our liability for unrecognized tax benefits of $1,329 at December 31, 2009 has been omitted from the above table because we cannot determine with certainty when this liability will be settled. It is reasonably possible that the amount of liability for unrecognized tax benefits will change in the next twelve months; however, we do not expect the change will have a material impact on our consolidated financial statements.

We believe that, based on current levels of operations, our cash flow from operating activities, together with other available sources of liquidity, including borrowings available under our revolving line of credit, will be sufficient over the next one to two years to fund anticipated capital expenditures and potential acquisitions and make required payments of principal and interest on our debt. Under current tax law, we expect to utilize all of our net operating loss carryforwards (“NOLs”) by 2010, and therefore anticipate being in a tax paying position with respect to a portion of our income in 2010. However, legislation is currently pending which may extend the federal “bonus depreciation” deduction through December 31, 2010. If extended, we may have NOL carryforwards into 2011. We may require or choose to obtain additional financing. Our ability to obtain additional financing will depend, among other things, on our financial condition and operating performance, as well as the condition of the capital markets at the time we seek financing. We cannot assure you that additional financing will be available to us on favorable terms when required, or at all. If we raise additional funds through the issuance of equity, equity-linked or debt securities, those securities may have rights, preferences or privileges senior to the rights of our common stock, and our stockholders may experience dilution. If we need to raise additional funds in the future and are unable to do so or obtain additional financing on acceptable terms in the future, it is possible we would have to limit planned activities or sell assets to obtain liquidity.

Off-Balance Sheet Arrangements

As of March 31, 2010, we were a party to interest rate swap agreements totaling $92.7 million and interest rate cap agreements totaling $150.0 million related to outstanding principal on our variable rate debt. See “Quantitative and Qualitative Disclosures about Market Risk” below.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The significant accounting policies which we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

Revenue Recognition

The majority of our revenues is derived directly from healthcare providers and is primarily for imaging services. To a lesser extent, revenues are generated from direct billings to patients or their medical payors which are recorded net of contractual discounts and other arrangements for providing services at less than established patient billing rates. Revenues from direct patient billing amounted to approximately 11%, 21% and 20% of revenues in the years ended December 31, 2007, 2008 and 2009, respectively. We continuously monitor collections from direct patient billings and compare these collections to revenue, net of contractual discounts, recorded at the time of service. While such contractual discounts have historically been within our expectations and the provisions established, an inability to accurately estimate contractual discounts in the future could have a material adverse impact on our operating results. As the price is predetermined, all revenues are recognized at the time the delivery of imaging service has occurred and collectability is reasonably assured, which is based upon contract terms with healthcare providers and negotiated rates with third-party payors and patients.

Accounts Receivable

We provide shared and single-user diagnostic imaging and radiation oncology equipment and technical support services to the healthcare industry and directly to patients on an outpatient basis. Substantially all of our accounts receivable are due from hospitals, other healthcare providers and health insurance providers located throughout the United States. Services are generally provided pursuant to long-term contracts with hospitals and other healthcare providers or directly to patients, and generally collateral is not required. Receivables generally are collected within industry norms for third-party payors. We continuously monitor collections from our clients and maintain an allowance for estimated credit losses based upon any specific client collection issues that we have identified and our historical experience. While such credit losses have historically been within our expectations and the provisions established, an inability to accurately estimate credit losses in the future could have a material adverse impact on our operating results.

Goodwill and Long-Lived Assets

ASC 350, “Intangibles—Goodwill and Other” (formerly SFAS No. 142, “Goodwill and Other Intangible Assets”) requires that goodwill and intangible assets with indefinite useful lives not be amortized, but instead be tested for impairment at least annually. In accordance with ASC 350, we have selected to perform an annual impairment test for goodwill and intangible assets with indefinite lives based on the financial information as of September 30, or more frequently when an event occurs or circumstances change to indicate an impairment of these assets has possibly occurred. Goodwill and intangible assets with indefinite lives are allocated to our various reporting units, which are our geographical regions. ASC 350 requires us to compare the fair value of the reporting unit to its carrying amount on an annual basis to determine if there is potential impairment. If the fair value of the reporting unit is less than its carrying value, an impairment loss is recorded to the extent that the implied fair value of the goodwill and intangible assets with indefinite lives within the reporting unit are less than the carrying value. The fair value of the reporting unit is determined based on discounted cash flows, market multiples or appraised values as appropriate. We comply with periodic impairment test procedures. In 2007, 2008 and 2009 we concluded that the fair value of each reporting unit exceeds its carrying value, indicating no goodwill or intangible asset impairment was present. No triggering events occurred during the fourth quarters of 2007, 2008 and 2009 which required an additional impairment test as of December 31, 2007, 2008 or 2009. ASC 350 also requires intangible assets with definite useful lives to be amortized over their respective estimated useful lives to their estimated residual values and reviewed for impairment in accordance with ASC 360, “Property, Plant, and Equipment” (formerly SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”). In 2007, 2008 and 2009 we concluded that no impairment was present in our intangible assets with definite useful lives.

Deferred Income Taxes

Deferred income tax assets and liabilities are determined based on the temporary differences between the financial reporting and tax bases of assets and liabilities, applying enacted statutory tax rates in effect for the year in which the differences are expected to reverse. Future income tax benefits are recognized only to the extent that the realization of such benefits is considered to be more likely than not. We regularly review our deferred income tax assets for recoverability and establish a valuation allowance based on historical taxable income, projected future taxable income and the expected timing of the reversals of existing temporary differences. If we are unable to generate sufficient future taxable income, or if there is a material change in the actual effective income tax rates or time period within which the underlying temporary differences become taxable or deductible, we could be required to significantly increase our valuation allowance, resulting in a substantial increase in our effective tax rate.

Recent Accounting Pronouncements

FASB ASC 805, “Business Combinations” (formerly SFAS 141(R)) significantly changes the accounting for business combinations. Under ASC 805, an acquiring entity is required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. ASC 805 changes the accounting treatment for certain specific items, including:

•	Acquisition costs will be generally expensed as incurred;

•	Noncontrolling interests (formerly known as “minority interests”—see ASC 810 discussion below) will generally be valued at fair value at the acquisition date;

•	Restructuring costs associated with a business combination will generally be expensed subsequent to the acquisition date; and

•	Changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense.

ASC 805 also includes a substantial number of new disclosure requirements. ASC 805 applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Earlier adoption is prohibited. The Company adopted ASC 805 on January 1, 2009. The adoption of ASC 805 did not have a material impact on the Company’s results of operations, cash flows or financial position for the year ended December 31, 2009, except for the presentation of transaction costs as a line in the statements of operations.

FASB ASC 805 (formerly FSP No. FAS 141(R)-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies”) is effective for contingent assets or contingent liabilities acquired in business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The adoption of this standard did not have a material impact on the Company’s results of operations, cash flows or financial position for the year ended December 31, 2009.

FASB ASC 810, “Consolidation” (formerly SFAS 160) establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. Specifically, this statement requires the recognition of a noncontrolling interest (minority interest) as equity in the consolidated financial statements and separate from the parent’s equity. The amount of net income attributable to the noncontrolling interest is included in consolidated net income on the face of the income statement. ASC 810 clarifies that changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest. In addition, this statement requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. Such gain or loss will be measured using the fair value of the noncontrolling equity investment on the deconsolidation date. ASC 810 also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interest. The Company adopted ASC 810 on January 1, 2009. The adoption of ASC 810 did not have a material impact on the Company’s results of operations, cash flows or financial position for the year ended December 31, 2009; however, there may be an impact on future transactions. The adoption of ASC 810 changed the presentation of noncontrolling interest to a component of stockholders equity, rather than a liability, at December 31, 2009, and the corresponding amount as of December 31, 2008 was reclassified. In addition, ASC 810 required the presentation of net income attributable to noncontrolling interest, rather than minority interest expense, for the years ended December 31, 2007, 2008 and 2009. In conformity with the current year presentation under ASC 810, the Company has reclassified Noncontrolling interest in subsidiaries from the operating section to the financing section of the Statement of Cash Flows for the years ended December 31, 2007 and 2008.

FASB ASC 815, “Derivatives and Hedging” (formerly SFAS No. 161, “Disclosure about Derivative Instruments and Hedging Activities—An Amendment of FASB Statement No. 133”) enhances the current guidance on disclosure requirements for derivative instruments and hedging activities. This statement requires that objectives for using derivative instruments be disclosed in terms of underlying risk and accounting designation. Specifically, ASC 815 requires disclosure about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under ASC 815 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flow. This statement requires qualitative disclosure about the objectives and strategies for using derivatives in terms of the risks that the entity is intending to manage, quantitative disclosures about fair value amounts of gains and losses on derivative instruments in a tabular format, and disclosures about credit-risk-related contingent features in derivative agreements to provide information on potential effect on an entity’s liquidity from using derivatives. The derivative instruments shall be distinguished between those used for risk management purposes and those used for other purposes. ASC 815 is effective for fiscal years, and interim periods within those fiscal years, beginning after November 15, 2008, with early application encouraged. The Company adopted the provisions of ASC 815 on January 1, 2009. The adoption of ASC 815 did not have a material impact on the Company’s results of operations, cash flows or financial position for the year ended December 31, 2009.

FASB ASC 260, “Earnings Per Share” (formerly FSP 03-6-1) addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and therefore need to be included in the earnings allocation in calculating earnings per share under the two-class method described in ASC 260. ASC 260 requires companies to treat unvested share-based payment awards that have non-forfeitable rights to dividend or dividend equivalents as a separate class of securities in calculating earnings per share. ASC 260 is effective for fiscal years beginning after December 15, 2008 and is to be applied retrospectively. The Company adopted the provisions of ASC 260 on January 1, 2009. The Company granted and expects to continue to grant restricted stock awards to its officers and non-employee directors that contain non-forfeitable rights to dividend and dividend equivalents. Such awards are considered participating securities under ASC 260. As such, the Company is required to include these awards in the calculation of the Company’s basic earnings per share and will need to calculate basic earnings per share using the two-class method. Restricted stock awards have previously been included in the Company’s dilutive earnings per share calculation using the treasury stock method. The two-class method of computing earnings per share is an earnings allocation formula that determines earnings per share for each class of common stock and participating security according to dividends declared (or accumulated) and participation rights in undistributed earnings. The Company has historically not paid and does not expect to pay dividends in the foreseeable future; however, the Company must still allocate undistributed earnings between common shareholders and participating securities based on the contractual rights of each security, as if all the earnings for the period have been distributed. Since the adoption of ASC 260 was applied retrospectively, the earnings per share for prior periods was recalculated to conform to the current year presentation. The weighted-average number of shares used in the basic earnings per share calculation for the years ended December 31, 2007 and 2008 have been recalculated using the two-class method to conform to the current year presentation.

FASB ASC 825, “Financial Instruments” (formerly FSP No. FAS 107-1 and Accounting Principles Board (“APB”) Opinion No. 28-1, “Interim Disclosures about Fair Value of Financial Instruments”) requires disclosures about the fair value of financial instruments in interim financial statements as well as in annual financial statements. ASC 825 is effective for periods ending after June 15, 2009. The Company adopted ASC 825 during the interim period ended June 30, 2009.

FASB ASC 855, “Subsequent Events” (formerly SFAS No. 165, “Subsequent Events”) enhances the current guidance on accounting and disclosure requirements for subsequent events. This statement requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date, that is, whether that date represents the date the financial statements were issued or were available to be issued. ASC 855 is effective for interim periods and annual financial periods ending after June 15, 2009. The adoption of ASC 855 did not have a material impact on the Company’s results of operations, cash flows or financial position for the year ended December 31, 2009.

Accounting Standards Update (“ASU”) No. 2009-17 (“ASU 2009-17”) (formerly SFAS No. 167, “Amendments to FASB Interpretation No. 46 (R)”) enhances the current guidance on disclosure requirements for companies with financial interest in a variable interest entity. ASU 2009-17 replaces the quantitative-based risks and rewards calculation for determining which enterprise, if any, has a controlling financial interest in a variable interest entity with an approach focused on identifying which enterprise has the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and (a) the obligation to absorb losses of the entity or (b) the right to receive benefits from the entity. ASU 2009-17 requires an additional reconsideration event when determining whether an entity is a variable interest entity when any changes in facts and circumstances occur such that the holders of the equity investment at risk, as a group, lose the power from voting rights or similar rights of those investments to direct the activities of the entity that most significantly impact the entity’s economic performance. It also requires ongoing assessments of whether an enterprise is the primary beneficiary of a variable interest entity. ASU 2009-17 requires additional disclosures about an enterprise’s involvement in variable interest entities. ASU 2009-17 is effective for fiscal years beginning after November 15, 2009, with early application prohibited. The Company adopted the provisions of ASU 2009-17 on January 1, 2010. The adoption of ASU 2009-17 did not have a material impact on the Company’s results of operations, cash flows or financial position.

FASB ASC 105, “Generally Accepted Accounting Principles” [formerly SFAS No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles”] is the single source of authoritative GAAP in the United States. The previous GAAP hierarchy consisted of four levels of authoritative accounting and reporting guidance levels. The ASC eliminated this hierarchy and replaced the previous GAAP with just two levels of literature: authoritative and non-authoritative. The ASC was effective as of July 1, 2009.

ASU No. 2009-17, “Improvements to Financial Reporting by Enterprises Involved With Variable Interest Entities” (“ASU 2009-17”), enhances the current guidance on disclosure requirements for companies with financial interest in a variable interest entity. ASU 2009-17 replaces the quantitative-based risks and rewards calculation for determining which enterprise, if any, has a controlling financial interest in a variable interest entity with an approach focused on identifying which enterprise has the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and (a) the obligation to absorb losses of the entity or (b) the right to receive benefits from the entity. ASU 2009-17 requires an additional reconsideration event when determining whether an entity is a variable interest entity when any changes in facts and circumstances occur such that the holders of the equity investment at risk, as a group, lose the power from voting rights or similar rights of those investments to direct the activities of the entity that most significantly impact the entity’s economic performance. It also requires ongoing assessments of whether an enterprise is the primary beneficiary of a variable interest entity. ASU 2009-17 requires additional disclosures about an enterprise’s involvement in variable interest entities. ASU 2009-17 is effective for fiscal years beginning after November 15, 2009, with early application prohibited. The Company adopted the provisions of ASU 2009-17 on

January 1, 2010. The adoption of ASU 2009-17 did not have a material impact on the Company’s results of operations, cash flows or financial position.

ASU No. 2010-06, “Improving Disclosures about Fair Value Measurements” (“ASU 2010-06”), amends ASC 820 to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements. ASU 2010-06 also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. Further, ASU 2010-06 amends guidance on employers’ disclosures about postretirement benefit plan assets under ASC 715 to require that disclosures be provided by classes of assets instead of by major categories of assets. ASU 2010-06 is effective for the first reporting period (including interim periods) beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The Company adopted the provisions of ASU 2010-06 on January 1, 2010. The adoption of ASU 2010-06 did not have a material impact on the Company’s results of operations, cash flows or financial position.

Quantitative and Qualitative Disclosures About Market Risk.

We provide our services exclusively in the United States and receive payment for our services exclusively in United States dollars. As a result, our financial results are unlikely to be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets.

Our interest expense is sensitive to changes in the general level of interest rates in the United States, particularly because the majority of our indebtedness has interest rates which are variable. The recorded carrying amount of our long-term debt under our New Credit Facility approximates fair value as these borrowings have variable rates that reflect currently available terms and conditions for similar debt. To decrease the risk associated with interest rate increases, we have entered into multiple interest rate swap and collar agreements for a portion of our variable rate debt. These swaps and collars are designated as cash flow hedges of variable future cash flows associated with our long-term debt.

During 2004 we entered into interest rate swap agreements which had notional amounts of $56.8 million, $46.8 million and $48.4 million. Under the terms of these agreements, we received three-month LIBOR and paid a fixed rate of 3.15%, 3.89%, and 3.69%, respectively. The net effect was to record interest expense at fixed rates of 5.65%, 6.39% and 6.19% respectively, as the debt incurred interest based on three-month LIBOR plus 2.50%. For the year ended December 31, 2007, we received a net settlement amount of $1.2 million. The swap agreements matured during the second and fourth quarters of 2007.

During 2005 we entered into multiple interest rate collar agreements which had an aggregate notional amount of $178.0 million. Under the terms of these agreements, we purchased a cap on the interest rate of 4.00% and sold a floor of 2.25%. For the years ended December 31, 2008 and 2007, we received a net settlement amount of $0.3 and $2.0 million, respectively, on these collar agreements. The collar agreements matured at various dates between January 2007 and January 2008.

During the first quarter of 2008, we entered into two interest rate swap agreements with notional amounts of $92.7 million each, to hedge future cash interest payments associated with a portion of our variable rate bank debt (the “2008 swaps”). Under the terms of these agreements, we receive three-month LIBOR and pay a fixed rate of 3.15%. The net effect of the hedges is to record interest expense at a fixed rate of 5.65%, as the underlying debt incurred interest based on three-month LIBOR plus 2.50%. For the quarter ended March 31, 2009, we received a net settlement amount of $0.1 million on these swap agreements. The 2008 swaps are three years in length and mature in 2011. See below for additional information regarding the 2008 swaps. As discussed below, we elected to terminate and replace one of the 2008 swaps in the first quarter of 2009.

The collar agreements and the 2008 swaps have been designated as cash flow hedges of variable future cash flows associated with our long-term debt. In accordance with ASC 815 (formerly SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”), the collars and the 2008 swaps are, and will be, recorded at fair value. On a quarterly basis, the fair value of the collars and swaps will be determined based on quoted market prices and, assuming perfect effectiveness, the difference between the fair value and the book value of the collars will be recognized in comprehensive income, a component of shareholders’ equity. On a quarterly basis, the fair value of the 2008 swaps will be determined based on the income approach using observable Level 2 inputs under ASC 825 (formerly SFAS No. 157, “Fair Value Measurements” (“SFAS 157”)). The fair market value of the 2008 swaps will be recorded on the balance sheet as assets or liabilities with all effective changes deferred in comprehensive income. Any ineffectiveness of the collars and 2008 swaps is required to be recognized in earnings. The collars outstanding at December 31, 2007 matured during January 2008, and all counterparty obligations were met.

On September 15, 2008, LHI filed for bankruptcy protection under Chapter 11 of the United States Bankruptcy Code. On October 6, 2008, LCPI filed for bankruptcy protection under Chapter 11 of the United States Bankruptcy Code. One of our 2008 swaps with a notional amount of $92.7 million, which expires January 31, 2011, is with LCPI (“the Lehman Swap”). As of September 12, 2008 hedge accounting was terminated and all further changes in the fair market value of the Lehman Swap are being recorded in interest expense and other. Comprehensive income (loss) related to effective unrealized gains or losses on the fair value of the Lehman Swap through September 12, 2008 remain in accumulated comprehensive income (loss) on the balance sheet and will be amortized into interest expense and other as the underlying interest payments are recognized in earnings. The Lehman Swap was valued using the income approach with observable Level 2 market expectations at the measurement date and standard valuation techniques to convert future amounts to a single discounted present amount. The fair market value of the Lehman Swap at September 30, 2008 was an asset of $0.7 million, which was adjusted to zero as collectability was deemed uncertain due to the LHI bankruptcy filing. We included the write down of the asset in interest expense and other for the year ended December 31, 2008. For the last three quarters of 2008, we included $2.4 million in interest expense and other, net related to the fair value adjustment for this swap as we did not expect LCPI to fulfill their obligations under the swap agreement. As a result, we terminated the Lehman Swap in February 2009. We paid $2.2 million for the remaining fair market value of the swap at the date of termination.

During the first quarter of 2009, we replaced the Lehman Swap with an interest rate swap agreement which has a notional amount of $92.7 million (the “2009 Swap Replacement”) and has been designated as a cash flow hedge of variable future cash flows associated with a portion of our long term debt. Under the terms of this agreement, which matures in January 2011, we receive three-month LIBOR and pay a fixed rate of 3.15%. The net effect of the hedge is to record interest expense at a fixed rate of 5.65%, as the debt incurs interest based on three-month LIBOR plus 2.50%. We received $2.2 million in cash based on the terms of the agreement. For the year ended December 31, 2009, we paid a net settlement amount of $1.5 million on this swap agreement.

Additionally, during the first quarter of 2009, we entered into an interest rate swap agreement which has a notional amount of $56.8 million, to hedge future cash interest payments associated with a portion of the our variable rate bank debt (the “New 2009 Swap”). Under the terms of this agreement, which was to mature in November 2011, we received three-month LIBOR and paid a fixed rate of 2.07%. The net effect of the hedge was to record interest expense at a fixed rate of 4.57%, as the debt incurred interest based on three-month LIBOR plus 2.50%. For the quarter ended March 31, 2010, we paid a net settlement amount of $0.7 million on this swap agreement. For the quarter ended March 31, 2009, we did not receive any net settlement amount on this swap agreement.

We elected to terminate one of the 2008 swaps and the New 2009 Swap in December 2009 in connection with entering into the Refinance Transaction on December 1, 2009. As a result of the Refinance Transaction, we de-designated the 2008 swap, the 2009 Swap Replacement and the New 2009 Swap and hedge accounting was terminated and all further changes in the fair market value of the terminated swaps are being recorded in interest expense and other. We paid $3.3 million and $1.4 million for the remaining fair market value of the 2008 swap and the New 2009 Swap, respectively, at the date of termination. Comprehensive income (loss) related to effective unrealized gains or losses on the fair value of the terminated swaps through September 30, 2009 remain in accumulated comprehensive income (loss) on the balance sheet and will be amortized into interest expense and other as the underlying interest payments are recognized in earnings. The terminated swaps were valued using the income approach with observable Level 2 market expectations at the measurement date and standard valuation techniques to convert future amounts to a single discounted present amount.

In the first quarter of 2010, we entered into one interest rate swap agreement (the “2010 Swap”) and three interest rate cap agreements in order to avoid unplanned volatility in the income statement due to changes in the LIBOR interest rate environment. The 2010 Swap, which matures in January 2011, has a notional amount of $92.7 and synthetically unwinds the effects of the 2009 Swap Replacement. The interest rate cap agreements, which mature in February 2014, have a total notional amount of $150.0 million and were designated as cash flow hedges of future cash interest payments associated with a portion of our variable rate bank debt. Under these arrangements we have purchased a cap on LIBOR at 4.50%. We paid $1.5 million to enter into the caps, which is being amortized through interest expense over the life of the agreements.

Also during the first quarter of 2009, we entered into a diesel fuel swap agreement which has a notional quantity of 1,008,000 gallons, or 84,000 gallons per month, to hedge future cash payments associated with our purchases of diesel fuel for the mobile fleet. Under the terms of this agreement, which matures in February 2010, we received the Department of Energy published monthly average price per gallon and pay a fixed rate of $2.63 per gallon. Settlement amounts under this swap were not material for the quarters ended March 31, 2010 and 2009. For the quarter ended March 31, 2010, amounts recognized in other (income) and expense, net due to ineffectiveness were not material. For the quarter ended March 31, 2009, we recognized expense of $0.1 million in other (income) and expense, net due to one month of the agreement not being designated and due to ineffectiveness.

During the first quarter of 2010, we entered into a diesel fuel swap agreement which has a notional quantity of 1,008,000 gallons, or 84,000 gallons per month, to hedge future cash payments associated with purchasing diesel fuel for our mobile fleet. Under the terms of this agreement, which matures in February 2011, we receive the Department of Energy published monthly average price per gallon and pay a fixed rate of $3.25 per gallon. We designated this swap as a cash flow hedge of future cash flows associated with our diesel fuel payments. We record effective changes in the fair value of the swap through comprehensive income (loss) and reclassify gains or losses to fuel expense (included in cost of revenues, excluding depreciation and amortization) when the underlying fuel is purchased.

The swaps expose us to credit risk in the event that the counterparties to the agreements do not or cannot meet their obligations. The notional amount is used to measure interest to be paid or received and does not represent the amount of exposure to credit loss. The loss would be limited to the amount that would have been received, if any, over the remaining life of the 2008 swaps. On a quarterly basis, the counterparties are evaluated for non-performance risk. Additionally, the credit crisis could have an impact on our other interest rate swap agreement if that counterparty files for bankruptcy or is otherwise unable to perform its obligations. See Note 11 to the Consolidated Financial Statements in our Annual Report on Form 10-K for the year ended December 31, 2009 for additional details. The collars outstanding at December 31, 2007 matured during January 2008, and all counterparty obligations were met.

Our interest income is sensitive to changes in the general level of interest rates in the United States, particularly because the majority of our investments are in cash equivalents. We maintain our cash equivalents in financial instruments with original maturities of 90 days or less. Cash and cash equivalents are invested in interest bearing funds managed by third party financial institutions. These funds invest in high-quality money market instruments, primarily direct obligations of the government of the United States. At March 31, 2010, we had cash and cash equivalents of $114.2 million, of which $109.2 million was held in accounts that are with third party financial institutions which exceed the FDIC insurance limits. At March 31, 2009, we had cash and cash equivalents of $91.1 million, of which $86.9 million was held in accounts that are with third party financial institutions which exceed the FDIC insurance limits. At December 31, 2009, we had cash and cash equivalents of $111.9 million, of which $106.9 million was held in accounts that are with third party financial institutions which exceed the FDIC insurance limits. At December 31, 2008, we had cash and cash equivalents of $73.3 million, of which $68.7 million was held in accounts that are with third party financial institutions which exceed the FDIC insurance limits. We held investments in marketable securities during 2007, which consisted primarily of investment grade auction rate securities and debt securities, all classified as available-for-sale with original maturities greater than 90 days. We did not have any marketable securities at December 31, 2007, 2008 and 2009.

The recorded carrying amounts of cash and cash equivalents and marketable securities approximate fair value due to their short-term maturities.

The table below provides information about our financial instruments that are sensitive to changes in interest rates. For long-term debt obligations, the table presents principal cash flows and related weighted average interest rates by expected (contractual) maturity dates. All amounts are in United States dollars.

	Expected Maturity as of December 31, 2009
	2010	2011	2012	2013	2014	Thereafter	Total	Fair Value
	(dollars in millions)
Liabilities:
Long-term debt:
Fixed rate	$12.3	$4.9	$4.0	$3.8	$3.1	$191.4	$219.5	$206.2
Average interest rate	6.83%	6.86%	7.15%	7.51%	7.70%	5.65%	5.85%	7.98%
Variable rate	$4.6	$4.6	$4.6	$4.6	$4.6	$437.0	$460.0	$460.0
Average interest rate	5.53%	5.50%	5.50%	5.50%	5.50%	5.50%	5.50%	5.50%

BUSINESS

General

We are a leading national provider of outpatient diagnostic imaging services, based upon annual revenue and number of diagnostic imaging systems deployed, and a provider of radiation oncology services. Our principal sources of revenue are derived from magnetic resonance imaging (“MRI”) and positron emission tomography/computed tomography (“PET/CT”). Unless the context otherwise requires, the words “we” “us,” “our,” “Company” or “Alliance” as used in this prospectus refers to Alliance HealthCare Services, Inc. and our direct and indirect subsidiaries. We provide imaging and therapeutic services primarily to hospitals and other healthcare providers on a shared-service and full-time service basis. We also provide services through a growing number of fixed-site imaging centers, primarily to hospitals or health systems. Our services normally include the use of our imaging systems, technologists to operate the systems, equipment maintenance and upgrades and management of day-to-day shared-service and fixed-site diagnostic imaging operations. We also provide non scan-based services, which include only the use of our imaging systems under a short-term contract. We have also leveraged our leadership in MRI and PET/CT to expand into radiation oncology. Our radiation oncology business is operated through our wholly-owned subsidiary, Alliance Oncology, LLC, and includes a wide range of services for cancer patients covering initial consultation, preparation for treatment, simulation of treatment, radiation oncology delivery, therapy management and follow-up care. Our services include the use of our linear accelerators, therapists to operate such systems, administrative staff, equipment maintenance and upgrades, and management of day-to-day operations. We also provide stereotactic radiation oncology services through our wholly-owned subsidiary, Alliance Radiosurgery, LLC.

MRI, PET/CT and radiation oncology services generated 45%, 41% and 9% of our revenue, respectively, for the quarter ended March 31, 2010 and 48%, 39% and 7% of our revenue, respectively, for the quarter ended March 31, 2009. The remaining revenue was comprised of other modality diagnostic imaging services revenue, primarily computed tomography (“CT”), and management contract revenue. We had 507 diagnostic imaging and radiation oncology systems, including 297 MRI systems and 125 positron emission tomography (“PET”) or PET/CT systems, and served over 1,000 clients in 45 states at March 31, 2010. We operated 119 fixed-site imaging centers (three in unconsolidated joint ventures), which constitutes systems installed in hospitals or other medical buildings on or near hospital campuses, including modular buildings, systems installed inside medical groups’ offices, and free-standing fixed-site imaging centers, which includes systems installed in a medical office building, ambulatory surgical center, or other retail space at March 31, 2010. Of the 119 fixed-site imaging centers, 93 were MRI fixed-site imaging centers, 19 were PET or PET/CT fixed-site imaging centers, four were other modality fixed-site imaging centers and three were in unconsolidated joint ventures. We also operated 25 radiation oncology centers and stereotactic radiosurgery facilities (including two radiation oncology centers in unconsolidated joint ventures) at March 31, 2010.

Approximately 81% and 80% of our revenues for each of the quarters ended March 31, 2010 and 2009, respectively, were generated by providing services to hospitals and other healthcare providers, which we refer to as wholesale revenues. Our wholesale revenues are typically generated from contracts that require our clients to pay us based on the number of scans we perform on patients on our clients’ behalf, although some pay us a flat fee for a period of time regardless of the number of scans we perform. Wholesale payments are due to us independent of our clients’ receipt of retail reimbursement from third-party payors, although receipt of reimbursement from third-party payors may affect demand for our services. We typically deliver our services for a set number of days per week through exclusive, long-term contracts with hospitals and other healthcare providers. The initial terms of these contracts average approximately three years in length for mobile services and approximately five to 10 years in length for fixed-site arrangements. These contracts often contain automatic renewal provisions and certain contracts have cancellation clauses if the hospital or other healthcare provider purchases their own system. We price our contracts based on the type of system used, the scan volume, and the number of ancillary services provided. Pricing is also affected by competitive pressures.

Approximately 19% and 20% of our revenues for each of the quarters ended March 31, 2010 and 2009, respectively, were generated by providing services directly to patients from our sites located at or near hospitals or other healthcare provider facilities, which we refer to as retail revenue. Our revenue from these sites is generated from direct billings to patients or their third-party payors, including Medicare, which are recorded net of contractual discounts and other arrangements for providing services at discounted prices. We typically charge a higher price per scan under retail billing than we do under wholesale billing.

Fixed-site imaging centers and radiation oncology centers can be structured as either wholesale or retail arrangements. Our contracts for radiation oncology services average approximately 10 to 20 years in length. Revenues from these centers are included in either our wholesale or retail revenues.

Our clients, primarily small-to-mid-sized hospitals, contract with us to provide diagnostic imaging and radiation oncology systems and services in order to:

•	take advantage of our extensive diagnostic imaging and radiation oncology project management experience;

•	avoid capital investment and financial risk associated with the purchase of their own systems;

•	provide access to MRI, PET and PET/CT, radiation oncology and other services for their patients when the demand for these services does not justify the purchase of dedicated, full-time systems;

•	benefit from upgraded imaging systems and technology without direct capital expenditures;

•	eliminate the need to recruit, train and manage qualified technologists or therapists and oncologists;

•	make use of our ancillary services; and

•	gain access to services under our regulatory and licensing approvals when they do not have these approvals.

We were incorporated in the state of Delaware on May 27, 1987 as Alliance Imaging, Inc. On February 17, 2009, we changed our name to Alliance HealthCare Services, Inc.

Significant 2009 Corporate Events

During December 2009, we entered into and completed various debt related transactions in order to expand our borrowing capacity and extend the maturity of our debt (the “Refinance Transaction”). In order to accomplish this, we retired substantially all of our $300.0 million 7 1/4% senior subordinated notes due 2012 (the “7 1/4% Notes”) through a cash tender offer (the “Tender Offer”) and repaid the balance of $351.6 million on our existing Tranche C1 term loan facility (the “Old Term Loan”). In conjunction with the Refinance Transaction we also entered into a new senior secured credit agreement (the “New Credit Facility”), comprised of a $460.0 million term loan (the “New Term Loan”) maturing June 2016 and a $120.0 million revolving facility (the “New Revolving Credit Facility”) maturing December 2014. Borrowings under the New Term Loan were issued at 98.0% of par, with the discount to par being amortized to interest expense and other, net through the maturity date of the loan. We also issued $190.0 million of 8% senior notes due 2016 (the “8% Notes”) in a transaction that was exempt from the registration requirements of the Securities Act of 1933, as amended. The 8% Notes were issued at 98.69% of par, with the discount to par being amortized to interest expense and other, net through the maturity date of the notes. Borrowings under the New Credit Facility bear interest through maturity at a variable rate based upon, at our option, either London InterBank Offered Rate (“LIBOR”) or the base rate (which is the highest of the administrative agent’s prime rate, one-half of 1.00% in excess of the overnight federal funds rate, and 1.00% in excess of the one-month LIBOR rate), plus in each case, an applicable margin. With respect to the New Term Loan, the applicable margin for LIBOR loans is 3.50% per annum, and with respect to the New Revolving Credit Facility, the applicable margin for LIBOR loans ranges, based on the applicable leverage ratio, from 3.25% to 3.75% per annum, in each case, with a LIBOR floor of 2.00%. With respect to the New Term Loan, the applicable margin for base rate loans is 2.50% per annum, and with respect to the New Revolving

Credit Facility, the applicable margin for base rate loans ranges, based on the applicable leverage ratio, from 2.25% to 2.75% per annum. We used the proceeds from these transactions and existing cash to complete the Tender Offer and purchase $294.4 million of the 7 1/4% Notes at a purchase price equal to 100.125% of the principal amount, together with the accrued interest to the purchase date. We also used the proceeds from these transactions to pay off the Old Term Loan and redeem the remaining $5.6 million of 7 1/4% notes in January 2010 at a redemption price equal to 100.0% of the principal amount, together with accrued interest to the redemption date. We incurred a loss on extinguishment of debt of $14.6 million related to the Refinance Transaction, which represents the tender premium and consent payment to redeem the 7 1/4% Notes, write-off of unamortized debt issuance costs related to the retired debt, and other fees and expenses.

Industry Overview

Diagnostic imaging services are noninvasive procedures that generate representations of the internal anatomy and convert them to film or digital media. Diagnostic imaging systems facilitate the early diagnosis of diseases and disorders, often minimizing the cost and amount of care required and reducing the need for costly and invasive diagnostic procedures. Radiation oncology (“RO”) is the practice of delivering radiation therapy by radiation oncologists. The market of RO providers is highly fragmented with approximately 70% of services still performed in hospitals.

MRI

MRI technology involves the use of high-strength magnetic fields to produce computer-processed cross-sectional images of the body. Due to its superior image quality, MRI is the preferred imaging technology for evaluating soft tissue and organs, including the brain, spinal cord and other internal anatomy. With advances in MRI technology, MRI is increasingly being used for new applications such as imaging of the heart, chest and abdomen. Conditions that can be detected by MRI include multiple sclerosis, tumors, strokes, infections, and injuries to the spine, joints, ligaments, and tendons. Unlike x-rays and computed tomography, which are other diagnostic imaging technologies, MRI does not expose patients to potentially harmful radiation.

MRI technology was first patented in 1974, and MRI systems first became commercially available in 1983. Since then, manufacturers have offered increasingly sophisticated MRI systems and related software to increase the speed of each scan and improve image quality. Magnet strengths are measured in tesla, and MRI systems typically use magnets with strengths ranging from 0.2 to 1.5 tesla. The 1.0 and 1.5 tesla strengths are generally considered optimal because they are strong enough to produce relatively fast scans but are not so strong as to create discomfort for most patients. Manufacturers have worked to gradually enhance other components of the machines to make them more versatile. Many of the hardware and software systems in recently manufactured machines are modular and can be upgraded for much lower costs than purchasing new systems.

The MRI industry has experienced growth as a result of:

•	recognition of MRI as a cost-effective, noninvasive diagnostic tool;

•	superior soft-tissue image quality of MRI versus that of other diagnostic imaging technologies;

•	wider physician acceptance and availability of MRI technology;

•	growth in the number of MRI applications;

•	MRI’s safety when compared to other diagnostic imaging technologies, because it does not use potentially harmful radiation; and

•	increased overall demand for healthcare services, including diagnostic services, for the aging population.

PET, PET/CT and CT

PET is a nuclear medicine procedure that produces images of the body’s metabolic and biologic functions. PET can provide earlier detection of certain cancers, coronary diseases or neurologic problems than other diagnostic imaging systems. It is also useful for the monitoring of these conditions. PET can detect the presence of disease at an early stage. The ability of PET technology to measure metabolic activity assists in the identification of lesions and the assessment of organ health. A growing body of clinical research supports PET as a diagnostic tool for cancer diagnosis, staging, and treatment monitoring. Early detection of these conditions enables a broader range of treatments. The expansion of Centers for Medicare & Medicaid Services (“CMS”) coverage has driven the growth of PET. Since 1998, CMS has expanded coverage of PET procedures to include the diagnosis, staging, and restaging of lung, esophageal, colorectal, breast, head and neck cancers, lymphoma, and melanoma. Additionally, Medicare covers the use of PET scans for the diagnosis and treatment of dementia and neurodegenerative diseases, as well as for brain, cervical, ovarian, pancreatic, small lung cell, and testicular cancers. Under CMS’s current national coverage determination, PET is covered for the detection of pre-treatment metastases in newly diagnosed cervical cancer, as well as for brain, ovarian, pancreatic, small cell lung, and testicular cancers, where provided as part of certain types of clinical trials. In April 2009, CMS adopted a coverage framework that replaces the four-part diagnosis, staging, restaging and monitoring categories with a two-part framework. This new framework differentiates fluorodeoxyglucose (“FDG”) PET imaging used to inform the initial treatment strategy from other uses to guide subsequent treatment strategies after the completion of initial treatment. This change applies to all national coverage determinations that address coverage of FDG PET for oncologic conditions.

In CT imaging, a computer analyzes the information received from an x-ray beam to produce multiple cross-sectional images of a particular organ or area of the body. CT imaging is used to detect tumors and other conditions affecting bones and internal organs.

A PET/CT system fuses together the results of a PET and CT scan at the scanner level. The PET portion of the scan detects the metabolic signal of cancer cells and the CT portion of the scan provides a detailed image of the internal anatomy that reveals the location, size and shape of abnormal cancerous growths.

Other Diagnostic Imaging Services

Other diagnostic imaging technologies include: nuclear medicine or gamma camera, ultrasound, mammography, bone densitometry and general x-ray.

Radiation Oncology

Radiation Oncology (“RO”) is the practice of delivering radiation therapy by radiation oncologists. RO uses ionizing radiation to treat cancer. In general this radiation is delivered over a period of many days to many weeks. Ionizing radiation damages a cell’s DNA that the body then has to repair. Cancer cells are less able to repair the damage than are normal cells. Over the time period during which the radiation is delivered, the cancer cells become more and more damaged while normal cells are able to recover. Eventually, the cancer cells are unable to reproduce and are destroyed while the normal tissue survives.

We estimate that approximately 60% of all new cancer patients are treated with some form of radiation therapy each year. Radiation therapy often is used together with other oncology treatments such as chemotherapy and surgery. A typical radiation oncology department provides a wide range of services for cancer patients. These include: initial consultation; preparation for treatment; imaging, planning, and simulation for the treatment; delivery of radiation therapy treatments; management of the total course of therapy; and follow-up care. The radiation can be delivered by a number of different technologies including linear accelerators and radioactive isotopes.

Our radiation oncology business offers the following treatment options:

•

Conventional beam therapy (“CBT”). CBT is a very basic form of radiation therapy delivered by a linear accelerator. It is the simplest form to plan and deliver and is typically reserved for use in patients where a cure is not envisioned (palliative care).

•

3-D conformal radiation therapy (“3D-CRT”). 3D-CRT uses three dimensional imaging data and three dimensional treatment planning to more accurately and effectively plan and deliver linear accelerator radiation treatments. It is the basic technology used in most practices supplanted by IMRT and IGRT when the specific case requires it.

•

Intensity modulated radiation therapy (“IMRT”). IMRT entails the use of hundreds to thousands of beams of radiation delivered by a linear accelerator whose intensity is adjusted individually in order to allow the radiation that is delivered to conform as closely as possible to the three dimensional shape of the tumor. It requires extremely sophisticated and time consuming treatment planning in order to determine what beams should be used and what their intensities should be, and extensive treatment quality assurance in order to insure that all the beams are modulated and delivered correctly.

•

Image guided radiation therapy (“IGRT”). IGRT uses a number of different types of imaging technologies to localize precisely the patient and the tumor at the time of each treatment delivery in order to ensure that the radiation is delivered to the correct location. IGRT is not a radiation treatment in and of itself; it is used in support of advanced forms of treatment delivery such as IMRT and SRS.

•

Stereotactic radiosurgery (“SRS”). Originally developed for intracranial applications but now being used in a range of extracranial applications such as spine, lung, liver, prostate, and others, SRS delivers a very high dose of radiation in anywhere from 1 - 5 treatments as opposed to the 20 - 40 treatments used for 3D-CRT and IMRT. SRS needs to be as precisely planned for and delivered as possible since, because of the reduced number of treatments and the very high dose, it will destroy all cells, cancer and normal alike, that reside within the targeted volume. SRS is delivered with a range of advanced technologies such as the Cyberknife and the GammaKnife.

•

Low dose rate brachytherapy (“LDR”). LDR allows the radiation oncologist to treat cancer by delivering the dose of radiation from the “inside out.” Radioactive isotopes encased in a metal jacket the size of a grain of rice (“seeds”) are implanted in the tumor through needles, with the seeds permanently left in place, gradually treating the cancer over time.

•

High dose rate brachytherapy (“HDR”). Like LDR, HDR allows the radiation oncologist to treat cancer by delivering the dose of radiation from the “inside out.” Unlike LDR, HDR utilizes temporary seeds that deliver a much higher dose of radiation over a much shorter period of time. These seeds are inserted and removed several times over 24 - 48 hours through needles that are left in place for the entire course of care.

Imaging and Radiation Oncology Settings

Diagnostic imaging services and radiation oncology services are typically provided in one of the following settings:

•

Hospitals and clinics. Imaging and/or radiation oncology systems are located in and owned and operated by a hospital or clinic. These systems are primarily used by patients of the hospital or clinic, and the hospital or clinic bills third-party payors, such as health insurers, including Medicare or Medicaid.

•

Independent imaging centers. Imaging and/or radiation oncology systems are located in permanent facilities not generally owned by hospitals or clinics. These centers depend upon physician referrals for their patients and generally do not maintain dedicated, contractual relationships with hospitals or clinics. In fact, these centers may compete with hospitals or clinics that have their own systems to provide imaging and/or radiation oncology services to these patients. Like hospitals and clinics, these centers bill third-party payors for their services.

•

Outsourced. Imaging systems, largely located in mobile trailers but also provided in fixed facilities, provide services to a hospital or clinic on a shared-service or full-time basis. Generally, the hospital or clinic contracts with the imaging service provider to perform scans of its patients, and the imaging service provider is paid directly by that hospital or clinic instead of by a third-party payor.

Our Competitive Strengths

A leading national provider of shared-service and fixed-site MRI and PET/CT services

We are a leading national provider of shared-service and fixed-site MRI and PET/CT services, based on annual revenue and number of diagnostic imaging systems deployed. As of March 31, 2010, we had 297 MRI systems, 125 PET or PET/CT systems, and 85 other diagnostic imaging systems in operation. Our size allows us to achieve operating, sourcing and administrative efficiencies, including (i) the ability to maximize utilization through efficient deployment of our mobile systems and (ii) equipment and medical supply sourcing savings and favorable maintenance contracts from equipment manufacturers and other suppliers.

Ability to expand into radiation oncology using our leading national position in MRI and PET/CT services

We have relationships with more than 1,000 hospitals and healthcare providers in 45 states throughout the nation. This national footprint has enabled us to leverage our position as a trusted partner to healthcare providers to expand our services beyond diagnostic imaging and into radiation oncology, transforming us into a more complete outsourced service provider to our clients.

Comprehensive diagnostic and treatment solutions

We offer our clients a comprehensive diagnostic imaging and radiation oncology solution, as well as ancillary services, such as marketing support, education, training and billing assistance. In many cases, we provide services under our regulatory and licensing approvals for clients who lack such authority. We believe that a comprehensive service solution is an important factor when potential clients select a diagnostic imaging or radiation oncology provider.

Exclusive, long-term contracts with a diverse client base

We primarily generate revenues from exclusive, long-term contracts with hospitals and other healthcare providers. These contracts average approximately three years in length for mobile services, approximately five to 10 years in length for fixed-site arrangements and approximately 10 to 20 years in length for radiation oncology contracts. During the quarter ended March 31, 2010, no single client accounted for more than 2% of our revenue.

Reduced reimbursement risk

For the quarter ended March 31, 2010, we generated approximately 81% of our revenues by billing hospitals and other healthcare providers, which we refer to as wholesale revenues, rather than billing patients or other third-party payors. These payments are due to us regardless of the clients’ receipt of payment from patients or reimbursement from third-party payors (including commercial payors, Medicare and Medicaid). Importantly, this contrasts with the vast majority of other diagnostic imaging and radiation oncology providers, who typically collect directly from patients and third-party payors and are therefore directly exposed to reimbursement cuts and higher experiences of bad debt. With our wholesale model, our exposure to patient bad debt is minimized. Further, short-term exposure to Medicare reimbursement cuts is limited as approximately 5% of our imaging revenues came directly from Medicare for the quarter ended March 31, 2010.

Stable and significant cash flow generation

We have generated stable and significant cash flows and have maintained attractive margins over a sustained period of time. We attribute our strong cash flows and margins to: (1) comprehensive imaging and treatment solutions, (2) the substantial value proposition for customers, (3) the strength of our customer relationships, (4) the largely wholesale nature of the our revenues and (5) our economies of scale.

Experienced management team

Our senior management team consists of professionals with significant experience within the hospital and healthcare services industry. Our experienced management team includes six senior executive officers who average approximately 25 years of industry experience.

Advanced MRI, PET/CT, and radiation oncology systems

Our technologically advanced imaging systems can perform high quality scans more rapidly and can be used for a wider variety of imaging applications than less advanced systems. Moreover, technological change in this field is gradual and most of our systems can be upgraded with software and hardware enhancements, which should allow us to continue to provide advanced technology without replacing entire systems. Our radiation oncology services utilize the most advanced radiation oncology technology, including IGRT, IMRT and SRS.

Our Services

We provide our outsourcing services on the following bases:

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Shared Service. We offered 57% of our systems on a part-time basis. These systems are located in mobile trailers which are transported to our clients’ locations. We schedule deployment of these mobile systems so that multiple clients can share use of the same system. The typical shared-service contract averages approximately three years in length. None of our radiation oncology services are offered on a part-time basis.

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Full-Time Service. We offered 32% of our systems on a full-time, long-term basis. These systems are located in either mobile units or buildings located at or near a hospital or clinic. Full-time service systems are provided for the exclusive use of a particular hospital or clinic. We typically offer full-time services under contracts that range from five to 10 years in length. Our relationships with our higher-volume shared-service clients have, from time to time, evolved into full-time arrangements. All of our radiation oncology services are offered on a full-time, long-term basis.

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Interim and Rental Services. We offered 11% of our systems to clients on an unstaffed basis. These systems are located in mobile trailers which are transported to our clients’ locations. These clients may be unable to maintain the extra capacity to accommodate periods of peak demand for imaging services or may require temporary assistance until they can develop permanent imaging service centers at or near their facilities. Generally, we do not provide technologists to operate our systems in these arrangements. All of our stereotactic radiation oncology services are offered on an unstaffed basis.

Our Strategy

Key components of our strategy include:

Further expand our presence in growth markets. We will continue to operate our mobile, shared-service MRI business to maximize efficiency, clinical excellence and cash flow. However, we are also focused on diversifying and growing our business through the identification of additional services or new technologies which can be deployed on behalf of our hospital and healthcare clients, including:

•	PET/CT. We are one of the largest national PET/CT providers in the United States. In 2008, we added 22 PET and PET/CT systems to our fleet through the acquisition of MOS and SPI, in 2009 we added

12 PET/CT systems to our fleet and in the quarter ended March 31, 2010 we added one PET/CT system to our fleet. At March 31, 2010, we had 106 mobile systems and 19 fixed-site systems. Modest industry growth in the PET and PET/CT market provides opportunities for us. We anticipate potential for growth through increases in Medicare-approved procedures and greater physician acceptance of PET procedures.

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Fixed-Site Imaging Centers. Our fixed-site imaging center contracts generally last for five to 10 years. From January 1, 2003, we have opened or acquired 122 fixed-site imaging centers and increased fixed-site revenues by 229%. We plan to continue to profitably grow our fixed-site imaging center business line through an aggressive, but disciplined growth strategy focused on partnerships with hospitals and fact-based, analytical screening processes. On November 5, 2007, we completed the New England Health Enterprises (“NEHE”) acquisition, adding seven fixed-site imaging centers in Maine and Massachusetts.

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Radiation Oncology. Radiation oncology is an established, growing form of treatment that can exhibit strong operating margins and a strong return on investment. RO represents a significant opportunity for us, as PET/CT technology is increasingly used for the early detection of cancer and approximately 60% of new cancer cases are treated with RO each year. On November 2, 2007, we completed the Bethesda acquisition, adding eight radiation oncology centers in Alabama, Mississippi, and Missouri. In March 2008, we acquired six CyberKnife® robotic radiosurgery facilities from Accuray, Inc., which are providing radiosurgery services at hospitals located in California, Maryland, New Jersey and Tennessee. As of March 31, 2010, we operate 25 radiation oncology centers (two in unconsolidated joint ventures). The growth in RO as a part of our business mix is supported by strong demand from hospitals for assistance in upgrading to the latest RO technology (IGRT and IMRT), the increasing incidence of cancer, our PET/CT capabilities and the growing use of PET/CT scans.

Improvement of our Sales Force. We are focused on continuing to improve our sales management and sales support infrastructure to increase the pace of new business. We believe a strengthened sales force will enable us to further diversify our business, pursue growth in low market share territories and focus on converting mature mobile customers to fixed sites. The ability of our sales force to effectively cross-sell mobile and fixed-site MRI, mobile and fixed-site PET/CT and radiation oncology will provide us with future growth and margin enhancement. Some of our sales force initiatives include new training programs, marketing campaigns and account coverage models. We also have designed our commission and incentive programs for our sales managers to align them with our Company’s initiatives.

Improve Operating Efficiency. We are focused on continuing to reduce our cost structure and improve asset allocation. During 2009, we decreased the number of our business regions from four to three while continuing to standardize certain policies and procedures nationwide. In doing so, we believe we will continue to benefit from our regional managers’ direct contact and knowledge of markets we serve, while ensuring quality, consistency and efficiency across all regions. Other initiatives include developing new vendor relationships and actively managing our mobile systems to increase their utilization through improved route efficiency.

Focus on Patient Care and Customer Service. We are dedicated to the highest level of patient care standards and clinical performance improvement. We strive to provide a variety of solutions designed to meet the needs of our customers by developing new surveying tools for both patients and customers. These surveying tools provide performance-driven data to improve levels of satisfaction for all of our products.

As a result of our efforts, we have achieved the highest levels of accreditation. We were the first national provider of shared-imaging services to be awarded accreditation by The Joint Commission on Accreditation of Healthcare Organizations, or JCAHO, in 1998. All of our sites and centers are accredited by The Joint Commission (formerly known as JCAHO) or certified by the American College of Radiology. We have also restructured our marketing function so that our marketing teams are regionally based, enabling us to better understand our patient and customer needs, and thereby improving our service to them.

Selectively Pursue Acquisitions. We intend to manage our market positions by selectively pursuing strategic acquisitions. Changes in the rates or methods of third-party reimbursement for diagnostic imaging services could severely impact our smaller competitors and result in a unique buying opportunity for us. We are particularly focused on acquiring radiation oncology centers, PET/CT providers, both mobile and fixed, and fixed-site imaging providers in Certificate of Need, or CON, regulated states. In some states, a CON or similar regulatory approval is required prior to the acquisition of diagnostic imaging or radiation oncology systems or services, resulting in a barrier to entry for competitors without a CON. In November 2007, we completed the Bethesda Acquisition, adding eight radiation oncology centers, many of which are in CON states, and the NEHE Acquisition, adding seven fixed-site imaging centers located in CON states. In March 2008, we acquired six CyberKnife® robotic radiosurgery facilities from Accuray, Inc., which are providing radiosurgery services at hospitals located in California, Maryland, New Jersey and Tennessee. Also in 2008, we added 22 PET and PET/CT systems to our fleet through the acquisitions of MOS and SPI.

Contracts and Payment

Our typical MRI and PET/CT contract is exclusive, averages approximately three years in length for mobile services and five to 10 years in length for fixed-site imaging center arrangements, and often includes an automatic renewal provision. Most of our contracts require a fee for each scan we perform. With other contracts, clients are billed on a fixed-fee basis for a period of time, regardless of the number of scans performed. These fee levels are affected primarily by the type of imaging system provided, scan volume and the number of ancillary services provided. Our typical radiation oncology contract is exclusive, averages approximately 10 to 20 years in length and often includes an automatic renewal provision.

Wholesale payments under our contracts are due to us independent of our clients’ receipt of retail reimbursement from third-party payors. Approximately 81% of our revenues for the quarter ended March 31, 2010 were generated by providing these services to hospitals and other healthcare providers. To a lesser extent, our revenues are generated from direct billings to patients or their medical payors. Approximately 19% of our revenues for the quarter ended March 31, 2010 were generated by providing services directly to patients or their medical payors. We typically reserve the right to reduce a client’s number of service days or terminate an unprofitable contract.

Systems

As of March 31, 2010, we had 507 diagnostic imaging and radiation oncology systems, including 297 MRI systems, 125 PET or PET/CT systems, and 85 other systems, substantially all of which we own. We operated 119 fixed-site imaging centers (three in unconsolidated joint ventures), which are classified into three categories. The first category is hospital-based fixed-site imaging centers, which includes systems installed in hospitals or other buildings on hospital campuses, including modular buildings. The second category is physician-based fixed-site imaging centers, which includes systems installed inside medical groups’ offices, most of which are owned by hospitals. The third category is free-standing fixed-site imaging centers, which includes systems installed in a medical office building, ambulatory surgical center, or other retail space. Of the consolidated fixed-site imaging centers, 74 were hospital-based fixed-site imaging centers, 24 were physician- based fixed-site imaging centers, and 18 were free-standing fixed-site imaging centers. Of the 119 fixed-site imaging centers we operated at March 31, 2010, 93 were MRI fixed-site imaging centers, 19 were PET or PET/CT fixed-site imaging centers, four were other modality fixed-site imaging centers, and three were in unconsolidated joint ventures. We have made significant investments in our systems in an effort to ensure that we maintain the newest, most advanced imaging systems that meet our clients’ needs. Moreover, because we can upgrade most of our current MRI and PET/CT systems, we believe we have reduced the potential for technological obsolescence.

We purchase our imaging systems from major medical equipment manufacturers, primarily General Electric Medical Systems, Siemens Medical Systems and Philips Medical Systems. Generally, we contract with clients for new or expanded services prior to ordering new imaging systems in order to reduce our system utilization risk. As one of the largest commercial purchasers of MRI and PET/CT systems in the United States, we believe we receive relatively attractive pricing for equipment and service contracts from these equipment manufacturers.

Regional Structure

We divide our operations into three geographic regions. We have a local presence in each region, none of which accounts for more than 38% of our revenues. None of our revenues were derived from business outside the United States. We believe we will continue to benefit from our regional managers’ direct contact with and knowledge of the markets we serve, which allows us to address the specific needs of each local operating environment. Each region continues to market, manage and staff the operation of its imaging and radiation oncology systems and is run as a separate profit center responsible for its own revenues, expenses and overhead. To complement this regional arrangement, we continue to have standardized contracts, operating policies and other procedures, which are implemented nationwide in an effort to ensure quality, consistency and efficiency across all regions. For the purposes of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 280, “Segment Reporting” (formerly Statement of Financial Accounting Standards (“SFAS”) No. 131, “Disclosures About Segments of an Enterprise and Related Information,” (“SFAS 131”)) the results of our three geographic regions represent one reportable segment.

System Management and Maintenance

We actively manage deployment of our imaging systems to increase their utilization through the coordinated transportation of our mobile systems using 181 power units. We examine client requirements, route patterns, travel times, fuel costs and system availability in our deployment process. Our shared-service MRI and PET/CT systems are currently scheduled for as little as one-half day and up to seven days per week at any particular client, with an average usage of 1.6 days per week per client. Drivers typically move the systems at night and activate them upon arrival at each client location so that the systems are operational when our technologists arrive.

Timely, effective maintenance is essential for achieving high utilization rates of our systems. We contract with the original equipment manufacturers for comprehensive maintenance programs on our systems to minimize the period of time the equipment is unavailable. System repair typically takes less than one day but could take longer, depending upon the nature of the repair. During the warranty period and maintenance contract term, we receive guarantees related to equipment operation and availability.

Sales and Marketing

As of March 31, 2010, our national sales and business development force and sales support staff consisted of 37 members who identify and contact potential clients. We also had 31 marketing representatives, as of that date, who are focused on increasing the number of scans or treatments performed with our systems by educating physicians and radiation oncologists about our new imaging and radiation oncology applications and service capabilities. The sales force is organized regionally under the oversight of regional vice presidents and senior management. Furthermore, certain of our executive officers and regional vice presidents also spend a portion of their time participating in contract negotiations.

Competition

The markets for diagnostic imaging and radiation oncology services are highly fragmented and have few national service providers. We believe that the key competitive factors affecting our business include:

•	the quality and reliability of service;

•	the quality and type of equipment available;

•	the availability of types of imaging, radiation oncology and ancillary services;

•	the availability of imaging center locations and flexibility of scheduling;

•	pricing;

•	the knowledge and service quality of technologists;

•	the ability to obtain regulatory approvals;

•	the ability to establish and maintain relationships with healthcare providers and referring physicians; and

•	access to capital.

We are, and expect to continue to be, subject to competition in our targeted markets from businesses offering diagnostic imaging and radiation oncology services, including existing and developing technologies. There are many companies engaged in the shared service and fixed-site imaging market, including two national competitors and many smaller regional competitors. These competitors include RadNet, Inc., InSight Health Services Corp., and several smaller regional competitors, including Medquest, Inc., Medical Resources, Inc., Shared Medical Services, Kings Medical Company Inc. and DMS Health Group. While we believe that we had a greater number of diagnostic imaging systems in operation at March 31, 2010 than our principal competitors and also had greater revenue from diagnostic imaging services during the quarter ended March 31, 2010 than they did, some of our competitors may now or in the future have access to greater resources than we do. We compete with other mobile providers, independent imaging centers, physicians, hospitals and other healthcare providers that have their own diagnostic imaging systems, and original equipment manufacturers that sell or lease imaging systems to healthcare providers for mobile or full-time use. There are many competitors in the radiation oncology market as well, including Radiation Therapy Services, Inc., Oncure Medical Corp., Vantage Oncology, Inc., and US Oncology, Inc., and many other smaller regional competitors. Throughout our entire business, we may also experience greater competition in states that currently have certificates of need laws should these laws be repealed, thereby reducing barriers to entry in that state.

Employees

As of March 31, 2010, we had 1,928 employees, of whom 1,385 were trained diagnostic imaging technologists, patient coordinators, drivers or other technical support staff. We believe we have good relationships with our employees, based on the annual Team Member survey, which indicates Team Member satisfaction.

Regulation

Our business is subject to extensive federal and state government regulation. This includes the federal Anti-Kickback Law and similar state anti-kickback laws, the Stark Law and similar state laws affecting physician referrals, the federal False Claims Act, the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH Act, and similar state laws addressing privacy and security, state unlawful practice of medicine and fee splitting laws and state certificate of need laws. Although we believe that our operations materially comply with the laws governing our industry, it is possible that non-compliance with existing laws or the adoption of new laws or interpretations of existing laws could adversely affect our financial performance.

Fraud and Abuse Laws; Physician Referral Prohibitions

The healthcare industry is subject to extensive federal and state regulation relating to licensure, conduct of operations, ownership of facilities, addition of facilities and services and payment for services.

In particular, the federal Anti-Kickback Law prohibits persons from knowingly and willfully soliciting, receiving, offering or providing remuneration, directly or indirectly, to induce either the referral of an individual, or the furnishing, recommending, or arranging for a good or service, for which payment may be made under a federal healthcare program such as the Medicare and Medicaid programs. The definition of “remuneration” has been broadly interpreted to include anything of value, including for example gifts, discounts, the furnishing of supplies or equipment, credit arrangements, payments of cash, waivers of payments, ownership interests, and providing anything at less than its fair market value. In addition, the recently enacted PPACA, among other things, amends the intent requirement of the federal anti-kickback and criminal health care fraud statutes. A person or entity no longer needs to have actual knowledge of this statute or specific intent to violate it. In addition, the PPACA provides that the government may assert that a claim including items or services resulting from a violation of the federal anti-kickback statute constitutes a false or fraudulent claim for purposes of the false claims statutes. The lack of uniform interpretation of the Anti-Kickback Law makes compliance with the law difficult. The penalties for violating the Anti-Kickback Law can be severe. These sanctions include criminal penalties and civil sanctions, including fines, imprisonment and possible exclusion from the Medicare and Medicaid programs.

The Anti-Kickback Law is broad, and it prohibits many arrangements and practices that are lawful in businesses outside of the healthcare industry. Recognizing that the Anti-Kickback Law is broad and may technically prohibit many innocuous or beneficial arrangements within the healthcare industry, the U.S. Department of Health and Human Services issued regulations in July of 1991, which the Department has referred to as “safe harbors.” These safe harbor regulations set forth certain provisions which, if met in form and substance, will assure healthcare providers and other parties that they will not be prosecuted under the federal Anti-Kickback Law. Additional safe harbor provisions providing similar protections have been published intermittently since 1991. Our arrangements with physicians, physician practice groups, hospitals and other persons or entities who are in a position to refer may not fully meet the stringent criteria specified in the various safe harbors. Although full compliance with these provisions ensures against prosecution under the federal Anti-Kickback Law, the failure of a transaction or arrangement to fit within a specific safe harbor does not necessarily mean that the transaction or arrangement is illegal or that prosecution under the federal Anti-Kickback Law will be pursued. In addition, the Office of Inspector General of the Department of Health and Human Services, or OIG, issued a Special Advisory Bulletin on Contractual Joint Ventures in April 2003. The OIG Bulletin stated the Department’s concerns regarding the legality of certain joint contractual arrangements between providers and suppliers of health care items or services. The OIG Bulletin identified characteristics of arrangements the OIG may consider suspect, and focused on arrangements in which a health care provider expands into a related service, through a joint contractual arrangement with an existing supplier of the related service, to service the health care provider’s existing patient population. The OIG noted that such arrangements may be suspect when the provider contracts out all or nearly all aspects of the new venture, including the management, to the existing supplier, and provides only an existing patient base. In the OIG Bulletin, the OIG asserted that the provider’s return on its investment in such circumstances may be viewed as remuneration for the referral of the provider’s federal health care program patients to the supplier, and thus may violate the Anti-Kickback Law.

Although some of our arrangements may not fall within a safe harbor, we believe that such business arrangements do not violate the Anti-Kickback Law because we are careful to structure them to reflect fair market value and ensure that the reasons underlying our decision to enter into a business arrangement comport with reasonable interpretations of the Anti-Kickback Law. However, even though we continuously strive to comply with the requirements of the Anti-Kickback Law, liability under the Anti-Kickback Law may still arise because of the intentions or actions of the parties with whom we do business. In addition, we may have Anti-Kickback Law liability based on arrangements established by the entities we have acquired if any of those arrangements involved an intention or actions to exchange remuneration for referrals covered by the Anti- Kickback Law. While we are not aware of any such intentions or actions, we have only limited knowledge regarding the intentions or actions underlying those arrangements. Conduct and business arrangements that do not fully satisfy one of these safe harbor provisions may result in increased scrutiny by government enforcement authorities such as the OIG.

Many states have adopted laws similar to the federal Anti-Kickback Law. Some of these state prohibitions apply to referral of patients for healthcare services reimbursed by any source, not only the Medicare and

Medicaid programs. Although we believe that we comply with both federal and state anti-kickback laws, any finding of a violation of these laws could subject us to criminal and civil penalties or possible exclusion from federal or state healthcare programs. Such penalties would adversely affect our financial performance and our ability to operate our business.

In addition, the Ethics in Patient Referral Act of 1989, commonly referred to as the federal physician self-referral prohibition or Stark Law, prohibits physician referrals of Medicare and Medicaid patients for certain designated health services (including MRI and other diagnostic imaging services) to an entity if the physician or an immediate family member has any financial arrangement with the entity and no statutory or regulatory exception applies. The Stark Law also prohibits the entity from billing for any such prohibited referral. Initially, the Stark Law applied only to clinical laboratory services and regulations applicable to clinical laboratory services were issued in 1995. Earlier that same year, the Stark Law’s self-referral prohibition expanded to additional goods and services, including MRI and other imaging services. In 1998, CMS (formerly known as the Health Care Financing Administration), published proposed rules for the remaining designated health services, including MRI and other imaging services, and in January of 2001, CMS published the first phase of the final rule covering the designated health services. Phase one of the final rule became effective on January 4, 2002, except for a provision relating to certain physician payment arrangements, which became effective July 26, 2004. CMS released phase two of the Stark Law final rule as a final rule comment period on March 23, 2004, with an effective date of July 26, 2004. On September 5, 2007, CMS released phase three of the Stark Law final rule which became effective on December 4, 2007. Further, on August 19, 2008, CMS finalized additional changes to the Stark Law which became effective on October 1, 2009. Finally, effective January 1, 2010, as a component for satisfying the Stark exception for in-office ancillary services, the PPACA requires physicians who refer a patient for MRI, CT, PET and any other designated health service to inform the patient in writing at the time of the referral that the patient may obtain such services from a person other than the in-office provider, and provide the patient with a written list of suppliers who furnish such services in the area in which the patient resides.

A person who engages in a scheme to circumvent the Stark Law’s referral prohibition may be fined for each such arrangement or scheme. In addition, any person who presents or causes to be presented a claim to the Medicare or Medicaid program in violation of the Stark Law is subject to civil monetary penalties per bill submission, an assessment of up to three times the amount claimed, and possible exclusion from participation in federal healthcare programs. Bills submitted in violation of the Stark Law may not be paid by Medicare or Medicaid, and any person collecting any amounts with respect to any such prohibited bill is obligated to refund such amounts.

Several states in which we operate have enacted or are considering legislation that prohibits physician self-referral arrangements or requires physicians to disclose any financial interest they may have with a healthcare provider to their patients when referring patients to that provider. Possible sanctions for violating these state law physician self-referral and disclosure requirements include loss of license and civil and criminal sanctions. State laws vary from jurisdiction to jurisdiction and have been interpreted by the courts or regulatory agencies infrequently.

We believe our operations comply with these federal and state physician self-referral prohibition laws. We do not believe we have established any arrangements or schemes involving any service of ours which would violate the Stark Law or the prohibition against schemes designed to circumvent the Stark Law, or any similar state law prohibitions. Because we have financial arrangements with physicians and possibly their immediate family members, and because we may not be aware of all the financial arrangements such physicians and their immediate family members may have with entities to which they refer patients, we rely on physicians and their immediate family members to avoid making prohibited referrals to us in violation of the Stark Law and similar state laws. If we receive a prohibited referral which is not permitted under an exception to the Stark Law and applicable state law, our submission of a bill for the referral could subject us to sanctions under the Stark Law and applicable state law. Any sanctions imposed on us under the Stark Law or any similar state laws could adversely affect our financial results and our ability to operate our business.

The Health Insurance Portability and Accountability Act of 1996, or HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH Act, created new federal statutes to prevent healthcare fraud and false statements relating to healthcare matters. The healthcare fraud statute prohibits knowingly and willfully executing a scheme to defraud any healthcare benefit program, including private payors. A violation of this statute is a felony and may result in fines, imprisonment or exclusion from government sponsored programs such as the Medicare and Medicaid programs. The false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. A violation of this statute is a felony and may result in fines or imprisonment or exclusion from government sponsored programs.

Both federal and state government agencies are continuing heightened and coordinated civil and criminal enforcement efforts. As part of announced enforcement agency work plans, the federal government will continue to scrutinize, among other things, the billing practices of hospitals and other providers of healthcare services. The federal government also has increased funding to fight healthcare fraud, and it is coordinating its enforcement efforts among various agencies, such as the U.S. Department of Justice, the U.S. Department of Health and Human Services Office of Inspector General, and state Medicaid fraud control units. The trend towards increased funding is also seen most recently in the PPACA and President Obama’s budget for fiscal year 2011. We believe that the healthcare industry will continue to be subject to increased government scrutiny and investigations.

Federal False Claims Act

Another trend affecting the healthcare industry is the increased use of the federal False Claims Act and, in particular, actions under the False Claims Act’s “whistleblower” provisions. Those provisions allow a private individual to bring actions on behalf of the government alleging that the defendant has defrauded the federal government. After the individual has initiated the lawsuit, the government must decide whether to intervene in the lawsuit and to become the primary prosecutor. If the government declines to join the lawsuit, then the individual may choose to pursue the case alone, in which case the individual’s counsel will have primary control over the prosecution, although the government must be kept apprised of the progress of the lawsuit. Whether or not the federal government intervenes in the case, it will receive the majority of any recovery. If the litigation is successful, the individual is entitled to no less than 15%, but no more than 30%, of whatever amount the government recovers. The percentage of the individual’s recovery varies, depending on whether the government intervened in the case and other factors. Recently, the number of suits brought against healthcare providers by private individuals has increased dramatically. In addition, various states are considering or have enacted laws modeled after the federal False Claims Act. Under the Deficit Reduction Act of 2005, or DRA, states are being encouraged to adopt false claims acts similar to the federal False Claims Act, which establish liability for submission of fraudulent claims to the State Medicaid program and contain whistleblower provisions. Even in instances when a whistleblower action is dismissed with no judgment or settlement, we may incur substantial legal fees and other costs relating to an investigation. Future actions under the False Claims Act may result in significant fines and legal fees, which would adversely affect our financial performance and our ability to operate our business.

When an entity is determined to have violated the federal False Claims Act, it may be liable for damages and civil penalties. Liability arises, primarily, when an entity knowingly submits a false claim for reimbursement to the federal government. Simple negligence should not give rise to liability, but submitting a claim with reckless disregard of its truth or falsity could result in substantial civil liability.

Although simple negligence should not give rise to liability, the government or a whistleblower may attempt and could succeed in imposing liability on us for a variety of previous or current failures, including for example:

•	Failure to comply with the many technical billing requirements applicable to our Medicare and Medicaid business.

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Failure to comply with Medicare requirements concerning the circumstances in which a hospital, rather than we, must bill Medicare for diagnostic imaging services we provide to outpatients treated by the hospital.

•	Failure of our hospital clients to accurately identify and report our reimbursable and allowable services to Medicare.

•	Failure to comply with the Anti-Kickback Law or Stark Law.

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Failure to comply with the prohibition against billing for services ordered or supervised by a physician who is excluded from any federal healthcare programs, or the prohibition against employing or contracting with any person or entity excluded from any federal healthcare programs.

•	Failure to comply with the Medicare physician supervision requirements for the services we provide, or the Medicare documentation requirements concerning such physician supervision.

•	The past conduct of the companies we have acquired.

Further, on May 20, 2009, President Obama signed into law the Fraud Enforcement and Recovery Act of 2009 (“FERA”), which greatly expanded the types of entities and conduct subject to the FCA. We strive to ensure that we meet applicable billing requirements. However, the costs of defending claims under the False Claims Act, as well as sanctions imposed under the Act, could significantly affect our financial performance.

Health Insurance Portability and Accountability Act of 1996

In addition to creating the new federal statutes discussed above, HIPAA also establishes uniform standards governing the conduct of certain electronic health care transactions and protecting the security and privacy of individually identifiable health information maintained or transmitted by certain covered entities, including health care providers, health plans and health care clearinghouses. As a covered entity, we must comply with the Standards for Privacy of Individually Identifiable Health Information, which restrict our use and disclosure of certain individually identifiable health information. We have been required to comply with the Privacy Standards since April 14, 2003. We must also comply with the Standards for Electronic Transactions, which establish standards for common health care transactions, such as claims information, plan eligibility, payment information and the use of electronic signatures. We have been required to comply with these standards since October 16, 2003. We must also comply with the Security Standards, which require us to implement security measures to protect the security and integrity of certain electronic health information. We have been required to comply with these standards since April 21, 2005. One other standard relevant to our use of medical information has been promulgated under HIPAA. CMS has published a final rule, which required us to adopt Unique Health Identifiers for use in filing and processing health care claims and other transactions by May 23, 2007. While the government intended this legislation to reduce administrative expenses and burdens for the health care industry, our compliance with this law may entail significant and costly changes for us. The American Recovery and Reinvestment Act of 2009, commonly referred to as the economic stimulus package signed into law on February 17, 2009, included the HITECH Act, which dramatically expanded, among other things, (1) the scope of HIPAA to also now apply directly to “business associates,” or independent contractors who receive or obtain protected health information (“PHI”) in connection with providing a service to the covered entity, (2) substantive security and privacy obligations, including new federal security breach notification requirements to affected individuals and DHHS and potentially media outlets, of breaches of unsecured PHI, (3) restrictions on marketing communications and a prohibition on covered entities or business associates from receiving remuneration in exchange for PHI, and (4) the civil and criminal penalties that may be imposed for HIPAA violations, increasing the annual cap in penalties from $25,000 to $1.5 million per year. We believe that we are in compliance with all of the applicable HIPAA standards, rules and regulations, as amended by the HITECH Act. If we fail to comply with these standards, we could be subject to criminal penalties and civil sanctions.

In addition to federal regulations issued under HIPAA, some states have enacted privacy and security statutes or regulations that, in some cases, are more stringent than those issued under HIPAA. In those cases it may be necessary to modify our operations and procedures to comply with the more stringent state laws, which may entail significant and costly changes for us. We believe that we are in compliance with such state laws and regulations. However, if we fail to comply with applicable state laws and regulations, we could be subject to additional sanctions.

Unlawful Practice of Medicine and Fee Splitting

The marketing and operation of our business is subject to some states’ laws prohibiting the practice of medicine by non-physicians. We believe that our imaging operations do not involve the practice of medicine because all professional medical services relating to our imaging operations, including the interpretation of scans and related diagnoses, are separately provided by licensed physicians not employed by us. Some states have laws that prohibit any fee-splitting arrangement between a physician and a referring person or entity that would provide for remuneration paid to the referral source on the basis of revenues generated from referrals by the referral source. We believe that our operations do not violate these state laws with respect to fee splitting.

Certificate of Need Laws

In some states, a certificate of need or similar regulatory approval is required prior to the acquisition of high-cost capital items, including diagnostic imaging systems or provision of diagnostic imaging services by us or our clients. Certificate of need regulations may limit or preclude us from providing diagnostic imaging services or systems. Revenue from states with certificate of need regulations represented greater than 50% of our total revenue for the quarter ended March 31, 2010.

Certificate of need laws were enacted to contain rising healthcare costs, prevent the unnecessary duplication of health resources, and increase patient access for health services. In practice, certificate of need laws have prevented hospitals and other providers who have been unable to obtain a certificate of need from acquiring new machines or offering new services. Our current contracts will remain in effect even if the certificate of need states in which we operate modify their certificate of need programs. However, a significant increase in the number of states regulating our business through certificate of need or similar programs could adversely affect us. Conversely, repeal of existing certificate of need regulations in jurisdictions where we have obtained a certificate of need, or certificate of need exemption, also could adversely affect us by allowing competitors to enter our markets. Certificate of need laws are the subject of continuing legislative activity.

Reimbursement

We derive most of our revenues directly from healthcare providers, primarily from acute care hospitals, with whom we contract to provide services to their patients. Approximately 81% of our revenues for the quarter ended March 31, 2010 were generated by providing services to hospitals and other healthcare providers. Some of our revenues come from third-party payors, including government programs such as the Medicare and Medicaid programs, to whom we directly bill. In the quarter ended March 31, 2010, we derived 19% of our revenues from direct billings to patients and their third-party payors. Services for which we submit direct billings for Medicare and Medicaid patients typically are processed by contractors and paid on a fee schedule basis, and patients are responsible for deductibles and coinsurance.

Our revenues, whether from providers who bill third-party payors directly or from our own direct billings, are impacted by Medicare laws and regulations. Many payors model their reimbursement structure using Medicare’s policies. The Medicare payment policies vary depending on the site of service. As a result of federal cost-containment legislation currently in effect, Medicare generally pays for hospital inpatient services under a prospective payment system. For acute hospital services, the prospective payment is generally based on the assignment to a classification upon a patient’s discharge, known as Medicare severity diagnosis related groups (“MS-DRGs”). The MS-DRG payments are pre-determined payment amounts for inpatient services. The DRG payment amount generally covers all inpatient operating costs regardless of the number of conditions treated or services furnished or the length of the patient’s stay.

For hospital outpatient services, Medicare payment generally is based on the hospital outpatient prospective payment system (“HOPPS”), under which services and items furnished in most hospital outpatient departments are categorized into Ambulatory Payment Classifications (“APCs”). Certain new procedures are classified under new technology APCs, which, unlike clinical APCs, are classifications based solely on hospital costs. After a two to three year period, the procedure classified under the new technology APC is assigned to a clinical APC. Under HOPPS, hospitals are paid based on procedures performed and items furnished during a patient visit. In addition to clinical and new technology APCs, certain of these items and services are paid on a fee schedule, and for certain drugs biologics, and devices, hospitals may be reimbursed pass-through amounts. In addition, because Medicare reimburses a hospital for all services rendered to a Medicare patient (both inpatient and outpatient), a free-standing facility cannot be separately reimbursed for an MRI scan or other procedure performed on the hospital patient. Many state Medicaid programs have adopted similar payment policies. When our diagnostic or radiation oncology services are provided to a hospital patient, the hospital is responsible for Medicare billing.

For those hospitals and other providers with which we contract, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (“MMA”), changed the way Medicare payments are made in many significant ways. For example, the MMA revised the methodology used to calculate payments for certain drugs, including radiopharmaceutical agents, which were paid as pass-throughs, or additional payment amounts under HOPPS. This change resulted in reduced payments to hospitals for diagnostic scans utilizing radiopharmaceuticals; however, this change did not have a material effect on pricing of our PET contracts with hospitals or our financial performance.

For services for which we bill Medicare directly, we are paid under the Medicare Physician Fee Schedule, which is updated on an annual basis. Under the Medicare statutory formula, payments under the Physician Fee Schedule would have decreased for the past several years if Congress failed to intervene. For example, for 2008, the fee schedule rates were to be reduced by approximately 10.1%. The Medicare, Medicaid and SCHIP Extension Act of 2007 eliminated the 10.1% reduction for 2008 and increased the annual payment rate update by 0.5%. This increase to the annual Medicare Physician Fee Schedule payment update was effective only for Medicare claims with dates of service between January 1, 2008 and June 30, 2008. Beginning July 1, 2008, under the Medicare Improvement for Patients and Providers Act of 2008 (“MIPPA”), the 0.5% increase was continued for the rest of 2008. In addition, MIPPA established a 1.1% increase to the Medicare Physician Fee Schedule payment update for 2009. For 2010, the Centers for Medicare and Medicaid Services (“CMS”) projected a rate reduction of 21.2% unless Congress intervened again to avoid the payment reduction. On December 19, 2009, President Obama signed into law the Department of Defense Appropriations Act, 2010 (H.R. 3326) which includes a zero percent Medicare physician update through February 28, 2010. The zero percent update was further extended through May 31, 2010 by the Temporary Extension Act of 2010 and the Continuing Extension Act of 2010, signed into law by President Obama on March 2, 2010 and April 15, 2010, respectively. Finally, a 2.2% increase to the payment rate, effective June 1, 2010 through November 30, 2010, was established by the Preservation of Access to Care for Medicare Beneficiaries and Pension Relief Act of 2010, signed into law on June 25, 2010. Although for 2011, CMS is projecting a rate reduction of 6.1%, this projection does not account for the recent legislative changes to the Physician Fee Schedule updates, as discussed above. In any event, if Congress fails to intervene to prevent the negative update factor in the future, the resulting decrease in payment will adversely impact our revenues and results of operations.

MIPPA also modified the methodology by which the budget neutrality formula was applied to the 2009 physician fee schedule payment rates, resulting in an overall reduction in payment rates for services performed by many specialties, including an estimated 3% reduction for radiation oncology and 1% reduction for nuclear medicine. The impact of the payment rates on specific companies depends on their service mix. This resulted in decreases in rates for our radiation oncology business, but we cannot predict the full impact the rate reductions will have on our future revenues or business. Also with respect to MIPPA, the legislation requires all suppliers that provide the technical component of diagnostic MRI, PET/CT, CT, and nuclear medicine to be accredited by an accreditation organization designated by CMS by January 1, 2012. On January 26, 2010, CMS initially approved the following designated accreditation organizations to accredit suppliers furnishing the technical component of all advanced imaging modalities (CT, nuclear medicine, PET and MRI) on or after January 1, 2010: The American College of Radiology (ACR), the Intersocietal Accreditation Commission (IAC) and The Joint Commission. All our facilities are accredited by The Joint Commission.

A number of other legislative changes impact our retail business. For example, the Deficit Reduction Act of 2005 (“DRA”) imposed caps on Medicare payment rates for certain imaging services furnished in physician’s offices and other non-hospital based settings. The caps impact MRI, PET/CT and certain imaging services performed in conjunction with radiation therapy, including certain IGRT services and diagnostic imaging services used to plan IMRT. Under the cap, payments for specified imaging services cannot exceed the hospital outpatient payment rates for those services. This change applies to services furnished on or after January 1, 2007. The limitation is applicable to the technical components of the diagnostic imaging services only, which is the payment we receive for the services for which we bill directly under the Medicare Physician Fee Schedule. CMS issues on an annual basis the hospital outpatient prospective payment (“HOPPS”) rates, which are used to develop the caps. If the technical component of the service established under the Physician Fee Schedule (without including geographic adjustments) exceeds the hospital outpatient payment amount for the service (also without including geographic adjustments), then the payment is to be reduced. In other words, in those instances where the technical component for the particular service is greater for the non-hospital site, the DRA directs that the hospital outpatient payment rate be substituted for the otherwise applicable Physician Fee Schedule payment rate. The implementation of this reimbursement reduction contained in the DRA had a significant effect on our financial condition and results of operations in 2007, whereas the changes in 2008, 2009 and the first quarter of 2010 have been limited.

The DRA also codified the reduction in reimbursement for multiple images on contiguous body parts, which was previously announced by CMS. The DRA mandated payment at 100% of the technical component of the higher priced imaging procedure and 50% for the technical component of each additional imaging procedure for multiple images of contiguous body parts within a family of codes performed in the same session. CMS announced that it would phase in this reimbursement reduction over a two-year period. Beginning in 2006, CMS implemented the initial 25% reduction for each additional imaging procedure on contiguous body parts. For services furnished on or after July 1, 2010, the recently enacted PPACA requires the full 50% reduction to be implemented as mandated by the DRA. In its proposed Physician Fee Schedule for calendar year 2011, CMS also proposed a reduction in reimbursement to CT and CT angiography (“CTA”), MRI and MR angiography (“MRA”), and ultrasound procedures services furnished to the same patient in the same session, regardless of the imaging modality, and not limited to contiguous body areas. CMS projects that the proposed rule would reduce payment for 20% more services than the current multiple procedure payment reduction policy. CMS expects that the proposed rule would primarily reduce payments for radiology services and to freestanding diagnostic imaging centers, such as our retail business. At this time, we do not believe that the proposed multiple procedure payment reductions, if finalized, will have a material impact on our future retail revenues.

Regulatory updates to payment rates for which we bill the Medicare program directly are published annually by CMS. For payments under the Physician Fee Schedule for calendar year 2010, CMS changed the way it calculates components of the Medicare Physician Fee Schedule. As part of the changes, CMS reduced payment rates for certain diagnostic services using equipment costing more than $1 million through revisions to usage assumptions from the current 50% usage rate to a 90% usage rate to be phased in over a four-year period. This change applied to MRI and CT scans, but not for radiation therapy and other therapeutic equipment. The PPACA supersedes CMS’s regulatory changes and reduces the assumed usage rate for such equipment from CMS’s 2010 rate of 90% to a rate of 75%, beginning on January 1, 2011. In addition, for 2011, CMS is proposing to expand the list of services to which the higher equipment utilization rate assumption applies to include certain diagnostic CTA and MRA procedures using similar CT and MRI scanners that cost more than $1 million. A decrease in utilization rate generally corresponds to an increase to the payment rate. The OIG has stated that for 2010, it intends to focus on, among other things, the practice expense components, including the equipment utilization rate, for certain imaging services reimbursed under Medicare Physician Fee Schedule to determine whether Medicare payment reflects the actual expenses incurred and whether the utilization rate reflects current industry practices.

Further with respect to its 2010 regulatory changes to the Medicare Physician Fee Schedule, in addition to the changes to the usage assumptions, CMS’s changes to services primarily involving the technical component rather than the physician work component were adjusted downward. The reductions primarily impact radiology and other diagnostic tests, including the services we provide. Some of the changes to the Medicare Physician Fee Schedule are being transitioned over a four year period such that beginning in 2013, CMS will have fully implemented the revised payment rates. For the 2010 transitioned payment, CMS estimated that the impact of its changes (including the change in the usage assumption that has been superseded by PPACA) would result in a 1% reduction in radiation oncology, 5% reduction in radiology, 18% reduction in nuclear medicine and 12% reduction for all suppliers providing the technical component of diagnostic tests generally. These impacts are calculated prior to any application of the projected negative update factor of 21.2% related to MIPPA and may impact our future revenues. The PPACA changes to the Medicare Physician Fee Schedule impact only the usage assumptions described above and therefore all other 2010 updates issued by CMS remain in place. If the CMS 2010 reimbursement rates had been in effect for full year 2009, we estimate that our annualized retail revenue related to MRI and radiation oncology would not have been materially impacted. At this time, we estimate that the new usage assumptions for MRI and CT scans under the PPACA, which is to take effect on January 1, 2011, will not have a material impact on our future retail revenues.

On June 25, 2010, CMS published its proposed regulatory changes to the Medicare Physician Fee Schedule for calendar year 2011. The proposed rule would implement the second year of the four-year transitioned changes discussed above, CMS is also proposing to adjust upward two components of Medicare physician payment rates. These two components, the practice expense and malpractice expense, will be adjusted to reflect their growth relative to physician earnings. This would in turn result in a downward adjustment to the work expense component of the Medicare physician payment rates. Specialties that have a higher proportion of the payment rate attributable to practice expenses, such as radiation oncology, are estimated to experience an increase in aggregate payments. For the 2011 transitioned payment, CMS estimated that the impact of its proposed changes would result in a 2% increase in radiation oncology, 6% reduction in radiology, 3% reduction in nuclear medicine and 2% reduction for all suppliers providing the technical component of diagnostic tests generally. These impacts are calculated prior to any application of the projected negative update factor of 6.1% as described above. At this time, we do not believe that the proposed regulatory changes for the adjustments in practice expense, malpractice expense, and work expense components of the Medicare physician payment rates, if finalized, will have a material impact on our future retail revenues.

In addition to annual updates to the Medical Physician Fee Schedule, as indicated above, CMS also publishes regulatory changes to the HOPPS on an annual basis. These payments are the amounts received by our hospital clients for hospital outpatient services. For 2008, the national Medicare HOPPS payment rate for nonmyocardial PET and PET/CT scans was $1,057 per scan and the national payment rate for myocardial PET scans was $1,400 per scan. Effective January 1, 2008, CMS also bundled the PET and PET/CT payment for radiopharmaceuticals with the payment for the PET and PET/CT scan. In addition, CMS reduced the 2008 national Medicare HOPPS rate for MRI scans by approximately 3%. The 2008 national Medicare HOPPS payment rates for stereotactic radiosurgery treatment delivery services ranged from $1,057 to $8,055, depending on the level of service. For 2009, the payment rate for nonmyocardial PET and PET/CT scans is $1,037 per scan. For myocardial PET procedures, the 2009 payment rate is $1,157 per scan. For stereotactic radiosurgery treatment delivery services, the 2009 payment rates range from $952 to $7,642, depending on the level of service. On October 30, 2009, CMS released its 2010 national Medicare HOPPS payment rates, which went into effect January 1, 2010. For nonmyocardial PET and PET/CT, the 2010 payment rate is $1,037 per scan. For myocardial PET procedures, the 2010 payment rate is $1,433 per scan. For stereotactic radiosurgery treatment delivery services, the 2010 payment rates range from $963 to $7,344, depending on the level of service.

Combined, the DRA and PET and PET/CT Medicare HOPPS rate reductions did not have a material negative effect on revenue and earnings in 2008, 2009 or the first quarter of 2010. At this time, however, we cannot predict the impact the rate reductions will have on our future revenues or business.

Furthermore, CMS announced additional performance standards for suppliers of mobile diagnostic services. The final rule requires suppliers of mobile diagnostic services under certain circumstances to enroll in Medicare and bill directly for these services, regardless of where they are performed. An exception was made for services provided to hospital patients under arrangement with that hospital. In those circumstances, the mobile diagnostic facility would be required to enroll in Medicare, but the hospital would bill for the services. On December 15, 2008, CMS issued additional guidance that companies that lease or contract with a Medicare-enrolled provider or supplier to provide only diagnostic testing equipment and/or non-physician personnel are not required to enroll in Medicare. The agency nonetheless indicated that it is continuing to evaluate such arrangements. The new policies have not significantly impacted our business.

Over the past few years, the growth rate of MRI industry wide scan volumes has slowed in part due to weak hospital volumes as reported by several investor-owned hospital companies, a growing number of medical groups adding imaging capacity within their practice setting and additional patient-related cost-sharing programs. In addition, there is an increasing trend of third-party payors intensifying their utilization management efforts, for example through benefit managers who require preauthorizations to control the growth rate of imaging services generally. We expect that these trends will continue throughout 2010. In addition, we cannot predict the full extent of the PPACA on our business. The legislation substantially changes the way health care is financed by both governmental and private insurers and may negatively impact payment rates for certain imaging services. Nor can we predict at this time whether or the extent to which other proposed changes will be adopted, if any, or how these or future changes will affect the demand for our services.

Payments to us by third-party payors depend substantially upon each payor’s coverage and reimbursement policies. Third-party payors may impose limits on coverage or reimbursement for diagnostic imaging services, including denying reimbursement for tests that do not follow recommended diagnostic procedures. Coverage policies also may be expanded to reflect emerging technologies. Because unfavorable coverage and reimbursement policies have and may continue to constrict the profit margins of the hospitals and clinics we bill directly, however, we have and may continue to need to lower our fees to retain existing clients and attract new ones. If coverage is limited or reimbursement rates are inadequate, a healthcare provider might find it financially unattractive to own diagnostic imaging or radiation oncology systems, yet beneficial to purchase our services. It is possible that third-party coverage and reimbursement policies will affect the need or price for our services in the future, which could significantly affect our financial performance and our ability to conduct our business.

Environmental, Health and Safety Laws

We are subject to federal, state and local regulations governing the storage, use, transport and disposal of materials and waste products, including biohazardous and radioactive wastes. Our PET service and some of our other imaging services require the use of radioactive materials. While this material has a short half-life, meaning it quickly breaks down into inert, or non-radioactive substances, using such materials presents the risk of accidental environmental contamination and physical injury. Although we believe that our safety procedures for storing, handling, transporting and disposing of these hazardous materials comply with the standards prescribed by law and regulation, we cannot completely eliminate the risk of accidental contamination or injury from those hazardous materials. We maintain professional liability insurance that covers such matters with coverage that we believe is consistent with industry practice and appropriate in light of the risks attendant to our business. However, in the event of an accident, we could be held liable for any damages that result, and any liability could exceed the limits or fall outside the coverage of our insurance. We may not be able to maintain insurance on acceptable terms, or at all. We could incur significant costs and the diversion of our management’s attention in order to comply with current or future environmental laws and regulations. We have not had material expenses related to environmental, health and safety laws or regulations to date.

Properties

We lease approximately 36,634 square feet of space in Newport Beach, California for our executive and principal administrative offices. We also lease 20,000 square feet of space in Canton, Ohio for our retail billing operations. We have 15,900 square feet of space for a large regional office in Andover, Massachusetts, in addition to other small regional offices throughout the country. We also lease a 15,600 square foot operations warehouse in Orange, California and a 9,000 square foot operations warehouse in Childs, Pennsylvania.

Legal Proceedings

From time to time, we are involved in routine litigation incidental to the conduct of our business. We believe that none of this litigation pending against us will have a material adverse effect on our business.

In connection with our acquisition of MOS, LLC in the third quarter of 2008, we subsequently identified a Medicare billing practice related to a portion of MOS, LLC’s retail billing operations that raised compliance issues under Medicare reimbursement guidelines. The practice was in place prior to the acquisition and was discontinued when we became aware of it. In accordance with our corporate compliance program, we have entered into discussions with representatives of the federal government to advise them of the issue and seek guidance on appropriate next steps. The discussions are ongoing and no resolution has yet been reached. Although the government may seek repayment and penalties relating to the billing practice, we do not expect that such repayment and penalties, if imposed on us, would have a material impact on our results of operations, cash flows or financial position because we believe the amounts we would owe will be substantially or fully off-set by recoveries under the indemnification provisions of the MOS, LLC acquisition purchase agreement. Pursuant to the terms of the purchase agreement, in June 2010 we commenced arbitration proceedings related to this matter.

MANAGEMENT

Executive Officers and Directors

Set forth below is information regarding our executive officers and directors, including their principal occupations for the past five years and their ages as of April 16, 2010. There are no family relationships between any of our executive officers and any other executive officer or board member. Our executive officers are elected by our board of directors and serve at the discretion of our board of directors.

Name	Age	Position
Paul S. Viviano	57	Chairman of the Board of Directors and Chief Executive Officer
Michael F. Frisch	52	President, Alliance Imaging
Richard J. Hall	56	President, Alliance Oncology
Howard K. Aihara	46	Executive Vice President and Chief Financial Officer
Eli H. Glovinsky	49	Executive Vice President, General Counsel and Secretary
Christopher J. Joyce	46	Executive Vice President, Mergers & Acquisitions
Nicholas A. Poan	32	Senior Vice President, Corporate Finance, and Chief Accounting Officer
Aaron A. Bendikson	36	Director
Larry C. Buckelew	56	Director
Neil F. Dimick	60	Director
Michael P. Harmon	41	Director
Curtis S. Lane	52	Director
Edward L. Samek	72	Director

Paul S. Viviano joined Alliance HealthCare Services in January 2003 and serves as the Company’s chairman of the board and chief executive officer. Prior to joining Alliance, from 2000 to 2002, Mr. Viviano was president and chief executive officer of USC University Hospital and USC/Norris Comprehensive Cancer Center. He was a member of the St. Joseph Health System from 1987 to 2000 and served as its executive vice president and chief operating officer from 1995 to 2000. From 1994 to 1995, Mr. Viviano was the Southern California regional president and chief executive officer; from 1992 to 1994 the chief executive officer for St. Joseph Hospital; and from 1987 to 1992 the chief executive officer for St. Jude Hospital. Mr. Viviano has held executive management positions in the healthcare services industry for more than 30 years, including 24 years in executive positions with hospitals and hospital systems. He currently serves on the board of a major nonprofit healthcare institution. Mr. Viviano has held the chairman and chief executive officer position and served on the Board at Alliance for more than seven years, providing him extensive experience with the Company’s industry, business, operations and development. Given the importance of hospital service business models to the Company’s operations and planning, and Mr. Viviano’s substantial experience with the Company and the hospital industry, the Board determined that Mr. Viviano is well-suited to be a director of the Company. Mr. Viviano currently serves as the Chairman of the Finance Committee.

Michael F. Frisch has served as president, Alliance Imaging since November 2008, our executive vice president and chief operating officer since January 5, 2007, our senior vice president, southeast region, since September 2004, and our regional vice president, mid-atlantic region from November 2002 to August 2004. From January 1999 through October 2002, Mr. Frisch served as senior vice president-regional operations of American Dental Partners, a dental practice management company.

Richard J. Hall has served as president, Alliance Oncology since November 2008. Mr. Hall’s health care background includes more than 25 years experience in both the public and private sectors, including approximately four years as senior vice president of business development and marketing for US Oncology, the nation’s largest oncology services provider. Mr. Hall began his career with American Hospital Supply and has also held senior leadership positions with General Medical Corporation, McKesson Corporation, PatientKeeper® and BrightStar Healthcare®.

Howard K. Aihara has served as our executive vice president and chief financial officer since December 2005. Mr. Aihara joined us in September 2000 as our vice president and corporate controller. From 1997 until September 2000, he was vice president, finance, for UniMed Management Company, a physician practice management company in Burbank, California. From 1995 through 1997, he was executive director and corporate controller for AHI Healthcare Systems, Inc. of Downey, California. AHI was a publicly traded physician practice management company. Mr. Aihara began his career at Ernst & Young LLP and is a certified public accountant.

Eli H. Glovinsky has served as our executive vice president, secretary and general counsel since February 2007. Prior to joining Alliance, Mr. Glovinsky served as corporate vice president and chief legal counsel at Premier Inc., a voluntary alliance of hospitals and health systems, representing approximately 1,500 hospitals and 20,000 other health care providers. From 1997 to 2003 Mr. Glovinsky served as Premier’s vice president and associate general counsel. Mr. Glovinsky began his career as an associate at the law firm of Konowieki & Rank.

Christopher J. Joyce has served as our executive vice president, mergers and acquisitions since January 1, 2008. He joined us in October 2004 as interim regional vice president of one of our regions and was appointed senior vice president of business development in May 2005. Mr. Joyce held the position of senior vice president, general counsel and secretary from February 2006 through February 2007, and then served as senior vice president of one of our regions until December 2007. Prior to joining Alliance, Mr. Joyce served as chief executive officer of Medical Resources, Inc., a publicly-traded fixed-site imaging center operator with 60 centers in nine states. He joined Medical Resources as its senior vice president and general counsel in May 1998 after leaving Alliance Entertainment Corp., a publicly-traded music distribution enterprise where he served as executive vice president of business affairs and general counsel. Mr. Joyce began his career in 1988 as a corporate associate at the law firm of Willkie Farr & Gallagher.

Nicholas A. Poan has served as our senior vice president, corporate finance since October 2006, and our corporate controller and chief accounting officer since December 2005. Previous to these roles, Mr. Poan served as our director of accounting, assistant controller and as part of our accounting management team since May 2003. Prior to joining us, Mr. Poan worked at Deloitte & Touche LLP from September 2000 through May 2003 and is a certified public accountant.

Aaron A. Bendikson is a senior vice president at Oaktree Capital Management, L.P. where he focuses on executing and sourcing leveraged/management buyouts, expansion capital investments and corporate restructurings. He dedicates a significant portion of his time to the Healthcare and Industrial sectors. Mr. Bendikson currently serves as a director of Tekni-Plex, Inc. and Jackson Square Aviation, LLC. Prior to joining Oaktree in 2005, Mr. Bendikson served as a Principal with Soros Fund Management’s private equity affiliate. Before joining Soros in 1999, Mr. Bendikson was an investment banker within J.P. Morgan & Co.’s Mergers & Acquisitions department. He received an M.B.A. from Harvard Business School and a B.A. degree cum laude in Economics and History from the University of California at Los Angeles, where he was elected to Phi Beta Kappa. In determining that Mr. Bendikson should continue to serve as a director, the Board noted that Mr. Bendikson’s substantial private equity and banking experience is called upon to assist the Company in its ongoing operations, particularly with respect to the Company’s debt structure and insurance programs, and that Mr. Bendikson also has significant background and experience in the healthcare services industry. Mr. Bendikson’s experience and background provides him with a firm understanding of the Company’s industry, business and operations. Pursuant to a Governance and Standstill Agreement, Oaktree and MTS currently collectively have the right to designate three persons to our Board of Directors, and Mr. Bendikson is one of those designees.

Larry C. Buckelew is a retired healthcare executive who serves as an advisor to healthcare companies and private investors. Mr. Buckelew served as president and chief executive officer of Gambro Healthcare, Inc. from November 2000 through October 2005. From April 2000 to November 2000 he served as president of Gambro Healthcare/USA. Mr. Buckelew began his career with American Hospital Supply Corporation (AHSC) in 1975 and served as an executive with AHSC and later Baxter International, Inc. following their merger in November

1985. He has also held executive and management positions with Sunrise Medical, Inc., Teleflex, Inc. and Surgical Services, Inc. Mr. Buckelew currently serves as a director of Welch Allyn Medical and LaVie Care Centers. In determining that Mr. Buckelew should continue to serve as a director, the Board noted that Mr. Buckelew has substantial experience in the healthcare services and products industry, having served in executive positions with several large healthcare services providers and medical products companies throughout most of his career, that he also serves on the boards of two healthcare services companies, and that Mr. Buckelew’s background and experience provide him with a firm understanding of the Company’s industry, business and operations. Mr. Buckelew currently serves as a member of Alliance’s Audit Committee and Compensation Committee.

Neil F. Dimick is a healthcare consultant and private investor, and has been a director since November 2002. Mr. Dimick served as executive vice president and chief financial officer of AmerisourceBergen Corporation from August 2001 through April 2002. From 1992 through August 2001 he served as senior executive vice president and chief financial officer of Bergen Brunswig Corporation. Mr. Dimick began his career as a corporate auditor with Deloitte & Touche in 1973 where he held the position of partner for eight years. Mr. Dimick is also a director of WebMD Corporation, Resources Connection, Inc., Thoratec Corporation and Mylan Laboratories, Inc. Mr. Dimick has substantial experience in the healthcare services industry and is an “audit committee financial expert”, serving as a director and member of the audit committee of several publicly-traded healthcare companies. This experience along with his chief financial officer and public accounting background is often called upon, particularly in connection with accounting and finance-related issues. Mr. Dimick has served as a member of the Alliance Board for more than seven years, providing him with significant background and experience concerning the Company and its development. The Board concluded that Mr. Dimick should continue to serve as a director because he is very knowledgeable about the Company’s industry, business and operations due to his extensive work experience in the healthcare services industry and his long tenure as a member of the Board. Mr. Dimick currently serves as the Chairman of our Audit Committee and as a member of our Finance Committee and Nominating and Corporate Governance Committee.

Michael P. Harmon has been a director since April 2007. Mr. Harmon is a Managing Director with the Principal Group of Oaktree Capital Management L.P., a registered investment advisor and affiliate of Oaktree Group, where he has been responsible for sourcing, evaluating and managing private equity investments since 1997. Prior to this, Mr. Harmon held positions in the Corporate Recovery Consulting group of Price Waterhouse and the Distressed Credits group at Society Corporation. Mr. Harmon currently serves as a director of Novis Pharmaceuticals, LLC, Senior Home Care and Wright Line. Mr. Harmon was instrumental in evaluating and overseeing Oaktree’s decision to invest in the Company in 2007. In determining that Mr. Harmon should continue to serve as a director, the Board noted that he has substantial experience in the healthcare services industry, serving on the boards of several healthcare services companies, that he also has significant experience in the private equity industry, and that Mr. Harmon’s broad healthcare and business experience assists the Company in considering all significant aspects of the Company’s business and operations. Mr. Harmon currently serves as Chairman of our Compensation Committee and as a member of our Nominating and Corporate Governance Committee and Finance Committee. Pursuant to a Governance and Standstill Agreement, Oaktree and MTS currently collectively have the right to designate three persons to our Board of Directors, and Mr. Harmon is one of those designees.

Curtis S. Lane has been a director since April 2007. Mr. Lane founded MTS Health Investors, LLC. In March 2000. Prior to MTS, Mr. Lane was a partner at Evercore Partners. From 1985 to 1998 he was at Bear Stearns & Co. Inc., where he was a Senior Managing Director responsible for healthcare investment banking. He presently serves as a director of Novis Pharmaceuticals, LLC, Senior Home Care, Inc. and Surgical Care Affiliates, LLC. Mr. Lane has substantial experience in the private equity and banking industry as well as broad experience in the healthcare services industry. Through MTS, he has worked with Oaktree in analyzing and participating in numerous healthcare services transactions. He serves on the boards of several healthcare services companies and nonprofit healthcare institutions. In determining that Mr. Lane should continue to serve as a director, the Board noted that his background and experience assists the Company in considering all significant aspects of the Company’s business and operations and that Mr. Lane is very knowledgeable about the Company’s industry, business and operations. Mr. Lane currently serves as a member of our Nominating and Corporate Governance Committee and Compensation Committee. Pursuant to a Governance and Standstill Agreement, Oaktree and MTS currently collectively have the right to designate three persons to our Board of Directors, and Mr. Lane is one of those designees.

Edward L. Samek has been a director since October 2001. Mr. Samek served as vice chairman of MedQuist, Inc. from 1998 to 2000 and as chairman and chief executive officer of The MRC Group and predecessor companies from 1982 to 1998 when it was acquired by MedQuist. Previously he served as President of Hudson Pharmaceutical Corporation and Childcraft Education Corp. He has also held executive and management positions with Procter & Gamble, Johnson & Johnson and Avon Products, Inc. Currently an independent consultant and investor, Mr. Samek serves as a director of Caremedic Systems, Inc., Veritext, LLC, the Jackson Laboratory and Water Jel. Mr. Samek has extensive background and experience in the healthcare services industry and currently serves on the boards of several healthcare companies. In addition, he is the Company’s longest serving director, having joined the Board in 2001. In determining that Mr. Samek should continue to serve as a director, the Board noted that Mr. Samek’s background and experience is called upon in considering all significant aspects of the Company’s business and operations, particulary with respect to matters of business strategy, and that Mr. Samek has substantial experience concerning the Company’s development and is very knowledgeable regarding the Company’s industry, business and operations. Mr. Samek currently serves as the Chairman of our Nominating and Corporate Governance Committee and as a member of our Compensation Committee and Audit Committee.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Review and Approval of Related Party Transactions

All relationships and transactions in which we are a participant and involving our directors, executive officers, nominees for directors, stockholders beneficially owning more than 5% of our outstanding shares, or in which any of their respective immediate family members are participants are reviewed by an independent body of the Board of Directors, such as the independent and disinterested members of the Board. As set forth in the Audit Committee charter, the members of the Audit Committee, all of whom are independent directors, also discuss with management and the independent auditor any related-party transactions brought to the Audit Committee’s attention which could reasonably be expected to have a material impact on our financial statements.

In the course of their review and approval or ratification of a disclosable related party transaction, the independent and disinterested members of the Board may consider:

•	the nature of the related person’s interest in the transaction;

•	the material terms of the transaction, including, without limitation, the amount and type of transaction;

•	the importance of the transaction to the related person;

•	the importance of the transaction to the company;

•	whether the transaction would impair the judgment of a director or executive officer to act in the best interest of the company; and

•	any other matters the Audit Committee or such independent and disinterested members of the Board deems appropriate.

Related Party Transactions

We believe that we have executed all of the transactions set forth below on terms no less favorable to us than we could have obtained from unaffiliated third parties. It is our intention to ensure that all future transactions between us and our officers, directors and principal stockholders and their affiliates, are on terms no less favorable to us than those that we could obtain from unaffiliated third parties.

We formed a special committee of independent and disinterested directors to consider various matters in connection with the sale of shares by Viewer Holdings LLC (an entity managed by an affiliate of KKR) of 49% of our outstanding shares of Common Stock in April 2007 to Oaktree, MTS and their affiliates, or the purchasers. We incurred expenses of between one and two million dollars in connection with the sale, $1.25 million of which was reimbursed to us by the purchasers. In connection with their share purchase, the purchasers negotiated a Governance and Standstill Agreement with the special committee. For so long as the purchasers beneficially own an aggregate of at least 35% of our outstanding shares of Common Stock, they shall have the right to designate three persons to our Board. In the event that the purchasers beneficially own less than 35% but at least 25% of our outstanding Common Stock, they shall have the right to designate two persons to our Board. If the purchasers beneficially own less than 25% but at least 15%, they shall have the right to designate only one person to our Board. The purchasers agreed that they would not obtain beneficial ownership of greater than 49.9% of our outstanding shares of Common Stock, or publicly announce or disclose any such intention, plan or arrangement, for a period of three years after closing. Viewer also assigned to the purchasers registration rights under its registration rights agreement with us. The standstill provisions of this agreement (but not the board designation rights) terminated in April 2010, and the purchasers have the ability to increase their beneficial ownership beyond the 49.9% limit. Also, the various management rights obtained by the purchasers under the agreement terminated in April 2010, including the right to designate members of the committees of our Board and the right to consult with management on various business issues concerning our operations, properties and financial conditions, in the event that the purchasers do not have a representative on our Board.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information regarding beneficial ownership of the Common Stock as of April 16, 2010, (i) by each person who is known by us to own beneficially more than 5% of our Common Stock; (ii) by each of our directors; (iii) by each of our named executive officers (including former officers); and (iv) by all of our executive officers and directors as a group.

Name	Common Stock Owned Beneficially(1)	Percentage of Shares Beneficially Owned
Oaktree Capital Management, L.P.(2)	22,421,505	42.5%
MTS Health Investors L.L.C.(3)	2,080,000	3.9%
FMR LLC(4)	3,041,440	5.8%
Paul S. Viviano(5)	1,946,844	3.6%
Michael F. Frisch(6)	368,627	*
Howard K. Aihara(7)	347,500	*
Eli H. Glovinsky(8)	192,500	*
Richard J. Hall	150,000	*
Curtis S. Lane(3)	2,080,000	3.9%
Michael P. Harmon(2)	22,421,505	42.5%
Larry C. Buckelew	20,432	*
Neil F. Dimick	38,969	*
Edward L. Samek	33,411	*
All Present Executive Officers and Directors (12 persons)(9)	27,246,068	49.8%

*	Less than 1%
(1)	Except as otherwise indicated, the persons named in the table have sole voting and investment power with respect to the shares of Common Stock shown as beneficially owned by them. Beneficial ownership as reported in the above table has been determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The percentages are based upon 52,756,264 shares outstanding as of April 16, 2010, except for certain parties who hold options that are presently exercisable or exercisable within 60 days of April 16, 2010. The percentages for those parties who hold options that are presently exercisable or exercisable within 60 days of April 16, 2010 are based upon the sum of 52,756,264 shares outstanding plus the number of shares subject to options that are presently exercisable or exercisable within 60 days of April 16, 2010 held by them, as indicated in the following notes.
(2)	Oaktree Capital Management, L.P. is a limited partnership ultimately controlled by Oaktree Capital Group Holdings GP, LLC. Oaktree Capital Group Holdings GP, LLC is a limited liability company managed by Messrs. Stephen A. Kaplan, Howard S. Marks, Bruce A. Karsh, Kevin Clayton, John B. Frank, Larry W. Keele, David M. Kirchheimer, Richard Masson, and Sheldon M. Stone. Stephen A. Kaplan resigned as member of the Company’s Board of Directors effective May 23, 2008. Mr. Kaplan disclaims that he is the beneficial owner of any shares beneficially owned by Oaktree Capital Management, L.P. Michael P. Harmon is a member of our Board of Directors and also an executive of Oaktree. Mr. Harmon is currently the Chairman of our Compensation Committee and a member of our Nominating and Corporate Governance Committee and Finance Committee. Mr. Harmon disclaims that he is the beneficial owner of any shares beneficially owned by Oaktree Capital Management. L.P. The address of Oaktree Capital Group Holdings GP, LLC, Oaktree Capital Management, L.P. and Mr. Harmon is: c/o Oaktree Capital Management L.P., 333 South Grand Avenue, 28th Floor, Los Angeles, CA 90071.
(3)

MTS Health Investors L.L.C. is a limited liability company, the senior managing members of which are Messrs. Curtis S. Lane and Oliver T. Moses. Mr. Lane is currently a member of our Board of Directors and he is also a member of our Nominating and Corporate Governance Committee and Compensation Committee. Mr. Lane may be deemed to share beneficial ownership of any shares beneficially owned by MTS Health Investors L.L.C. Mr. Lane disclaims such beneficial ownership. The address of MTS Health

Investors L.L.C. and Mr. Lane is: c/o MTS Health Investors L.L.C., 623 Fifth Avenue, New York, NY 10022.
(4)	Based upon information contained in a Schedule 13G, which was filed with the U.S. Securities and Exchange Commission on February 16, 2010. FMR LLC has sole voting power with respect to 603,140 shares and sole dispositive power with respect to 3,041,440 shares. The address of FMR LLC is 82 Devonshire Street, Boston, MA 02109. Fidelity Management & Research Company (“Fidelity”), a wholly-owned subsidiary of FMR LLC and an investment advisor registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 1,742,300 shares as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940. Edward C. Johnson III, Chairman of FMR LLC, and FMR LLC, through its control of Fidelity, and the funds each has sole dispositive power with respect to 1,742,300 shares owned by the funds. The address of Fidelity is 82 Devonshire Street, Boston, MA 02109. Pyramis Global Advisors Trust Company (“PGATC”), an indirect wholly-owned subsidiary of FMR LLC and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, is the beneficial owner of 1,299,140 shares as a result of its serving as investment manager of institutional accounts owning such shares. Edward C. Johnson III and FMR LLC, through its control of PGATC, each has sole dispositive power with respect to 1,299,140 shares and sole voting power with respect to 599,140 shares owned by the institutional accounts managed by PGATC. The address of PGATC is 900 Salem Street, Smithfield, RI 02917.
(5)	This amount includes 1,372,500 shares issuable upon exercise of stock options that are currently exercisable or exercisable within 60 days.
(6)	This amount includes 201,250 shares issuable upon exercise of stock options that are currently exercisable or exercisable within 60 days.
(7)	This amount includes 197,500 shares issuable upon exercise of stock options that are currently exercisable or exercisable within 60 days.
(8)	This amount includes 117,500 shares issuable upon exercise of stock options that are currently exercisable or exercisable within 60 days.
(9)	This amount includes 1,993,000 shares issuable upon exercise of stock options that are currently exercisable or exercisable within 60 days. This amount also includes 5,558 phantom shares issuable upon retirement, separation from the Board of Directors or the occurrence of a change of control.

DESCRIPTION OF CREDIT FACILITY

The following summary of our credit facility does not purport to be complete and is qualified in its entirety by reference to the agreements described, including the definitions of certain capitalized terms used in this section, copies of which are available upon request.

General

In December 2009, we entered into a new senior secured credit facility agreement with Deutsche Bank Securities Inc., Barclays Capital, the investment banking division of Barclays Bank PLC, and Morgan Stanley Senior Funding, Inc., as lead arrangers, Deutsche Bank Trust Company Americas, as administrative agent, and certain other lenders, for $580.0 million in financing, consisting of (i) a $460.0 million, six and one half-year term loan facility and (ii) a $120.0 million, five-year revolving loan facility, including a $10.0 million, swing line subfacility and a $20.0 million sublimit for letters of credit. The credit facility includes uncommitted incremental loan facilities for up to $150.0 million in additional principal amount of revolving or term loans, subject to receipt of lender commitments and the satisfaction of certain conditions.

We are required to pay a commitment fee equal to 0.50% per annum on the undrawn portion available under the revolving loan facility and variable per annum fees in respect of outstanding letters of credit.

Prepayments

Loans are required to be prepaid with:

•

100% of the net proceeds of all non-ordinary course asset sales or other dispositions of property by us and our subsidiaries (other than unrestricted subsidiaries and certain non-wholly owned subsidiaries) in excess of $2.5 million for any transaction or series of related transactions which we have not reinvested in our business within one year after receipt of the proceeds, subject to limited exceptions;

•	50% of annual excess cash flow, which percentage may be reduced subject to our attaining certain leverage ratios;

•	100% of the net proceeds from issuances of debt by us and our subsidiaries (other than unrestricted subsidiaries), subject to certain exceptions;

•

100% of net proceeds from insurance recovery and condemnation events of us and our subsidiaries (other than unrestricted subsidiaries and certain non-wholly owned subsidiaries), subject to certain reinvestment rights and thresholds; and

•	the amount by which the outstanding amounts under the revolving facility exceed the total amount committed under the revolving facility.

Interest

Borrowings under the credit facility bear interest through maturity at a variable rate based upon, at our option, either LIBOR of the base rate (which is the highest of the administrative agent’s prime rate, one-half of 1.00% in excess of the overnight federal funds rate, and 1.00% in excess of the one-month LIBOR rate), plus in each case, an applicable margin. With respect to the term loan facilities, the applicable margin for LIBOR loans is 3.50% per annum, and with respect to the revolving loan facilities, the applicable margin for LIBOR loans ranges, based on the applicable leverage ratio, from 3.25% to 3.75% per annum, in each case with a LIBOR floor of 2.00%. With respect to the term loan facilities, the applicable margin for base rate loans is 2.50% per annum, and with respect to the revolving loan facilities, the applicable margin for base rate loans ranges, based on the applicable leverage ratio, from 2.25% to 2.75% per annum.

Guarantees and Collateral

The obligations under the credit facility are guaranteed by substantially all of our direct and indirect domestic subsidiaries. The obligations under the credit facility and the guarantees are secured by a lien on substantially all of our tangible and intangible property, and by a pledge of (a) all of the shares of stock, partnership interests and limited liability company interests of our direct and indirect domestic subsidiaries, of which we now own or later acquire more than a 50% interest, except for certain specified subsidiaries and subsidiaries which own assets or have annual revenues of less than $100,000 individually and $1,000,000 collectively and (b) up to 65% of the total outstanding shares of voting stock of any material foreign subsidiaries.

Covenants

In addition to certain customary covenants, the credit facility restricts, among other things, our ability and our subsidiaries’ ability to, declare dividends or redeem or repurchase capital stock, prepay, redeem or purchase debt, incur liens and engage in sale-leaseback transactions, make loans and investments, incur additional indebtedness, amend or otherwise alter debt and other material agreements, make capital expenditures, engage in mergers, acquisitions and asset sales, transact with affiliates and alter the business we conduct.

Financial Covenants

The credit facility contains financial covenants requiring us to maintain (i) a maximum ratio of consolidated total debt to consolidated adjusted EBITDA that ranges from 4.75 to 1.00 to 4.00 to 1.00 and (ii) a minimum ratio of consolidated adjusted EBITDA to consolidated interest expense of 2.75 to 1.00. For the quarter ending March 31, 2010, the credit facility required a maximum leverage ratio of not more than 4.75 to 1.00. Our failure to comply with these covenants could permit the lenders under the credit facility to declare all amounts borrowed under the agreement, together with accrued interest and fees, to be immediately due and payable.

Events of Default

In addition to certain customary events of default, events of default under the credit facility include our failure to pay principal or interest when due, our material breach of any representation or warranty contained in the loan documents, covenant defaults, events of bankruptcy and a change of control.

DESCRIPTION OF THE NOTES

General

Alliance issued the private notes, and will issue the exchange notes, pursuant to an indenture between Alliance and The Bank of New York Mellon Trust Company, N.A., as trustee. Upon the issuance of these exchange notes or the effectiveness of the shelf registration statement, the indenture will be subject to and governed by the Trust Indenture Act of 1939, as amended. The terms of the exchange notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act. The exchange notes are subject to all such terms, and holders of exchange notes are referred to the indenture and the Trust Indenture Act for a statement thereof. The following summarizes the material provisions of the indenture and is qualified in its entirety by reference to the provisions of the indenture, including the definitions therein of certain terms used below. The definitions of certain terms used in the following summary are set forth below under “—Certain Definitions.” For purposes of this summary, the term “Alliance” refers only to Alliance HealthCare Services, Inc. and not to any of its Subsidiaries, and the term “notes” refers to both the private notes and the exchange notes.

The notes are:

•	senior unsecured obligations of Alliance;

•	pari passu in right of payment to all existing and future senior Indebtedness of Alliance;

•	senior in right of payment to all future subordinated Indebtedness of Alliance;

•	effectively subordinated to all existing and future secured Indebtedness of Alliance, including the Credit Facilities, to the extent of the value of the assets securing such Indebtedness; and

•	effectively subordinated to all Indebtedness and other obligations (including trade payables) of Alliance’s Subsidiaries.

As of March 31, 2010, we had $660.0 million of Indebtedness, approximately $472.4 million of which was secured (excluding $4.4 million of undrawn letters of credit and $115.6 million of available undrawn revolving credit commitments). As of March 31, 2010, our Subsidiaries had approximately $486.1 million of Indebtedness and other liabilities (of which $458.9 million represents guarantees of Indebtedness under the Credit Facility). Any right of Alliance to receive assets of any of its Subsidiaries upon the latter’s liquidation or reorganization (and the consequent right of the holders of the notes to participate in those assets) is effectively subordinated to the claims of that Subsidiary’s creditors. Also, a portion of the operations of Alliance is conducted through its Subsidiaries. Therefore, Alliance is partially dependent upon the cash flows of its Subsidiaries to meet its obligations, including obligations under the notes. The indenture permits Alliance and its Subsidiaries to incur additional indebtedness, including secured Indebtedness, subject to certain limitations. See “Risk Factors—Risks Related to Our Indebtedness” and “Risk Factors—Risks Related to the Notes.”

Under certain circumstances, Alliance will be able to designate Subsidiaries as Unrestricted Subsidiaries. Unrestricted Subsidiaries will not be subject to any of the restrictive covenants set forth in the indenture.

Principal, Maturity and Interest

We will issue an aggregate principal amount of $190 million of exchange notes in the exchange offer. The exchange notes will mature on December 1, 2016. The indenture provides for the issuance of additional notes having identical terms and conditions to the notes, subject to compliance with the covenants contained in the indenture, including the provisions set forth under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock.” Interest on the exchange notes will accrue at the rate of 8.00% per annum and will be payable semi-annually in arrears on June 1 and December 1 of each year. Alliance will make each interest payment to the holders of record on the immediately preceding May 15 and November 15. You will receive interest on December 1, 2010 from the date of initial issuance of the exchange notes, plus an amount equal to the accrued interest on the private notes from June 1, 2010 to the date of exchange. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. Principal of, premium, if any, and interest on the notes is payable at the office or agency of Alliance maintained for such purpose or, at the option of Alliance, payment of interest may be made by check mailed to the holders of the notes at their respective addresses set forth in the register of holders of notes; provided that all payments of principal, premium, if any, liquidated damages, if any, and interest with respect to notes the holders of which have given wire transfer instructions to Alliance will be required to be made by wire transfer of immediately available funds to the accounts specified by the holders thereof. Until otherwise designated by Alliance, Alliance’s office or agency will be the office of the trustee maintained for such purpose. The exchange notes will be issued in denominations of $2,000 and integral multiples of $1,000 in excess thereof.

Transfer and Exchange

A holder may transfer or exchange notes in accordance with the indenture. The registrar and the trustee may require a holder to furnish appropriate endorsements and transfer documents in connection with a transfer of notes. Holders will be required to pay all taxes due on transfer. Alliance is not required to transfer or exchange any note selected for redemption.

Mandatory Redemption

Except as set forth below under “—Repurchase at the Option of Holders,” Alliance is not required to make mandatory redemption or sinking fund payments with respect to the notes.

Optional Redemption

Except as described below, the notes will not be redeemable at Alliance’s option prior to December 1, 2012. From and after December 1, 2012, the notes will be subject to redemption at any time at the option of Alliance, in whole or in part, upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest and liquidated damages, if any, thereon to the applicable redemption date, if redeemed during the twelve-month period beginning on December 1 of each of the years indicated below:

Year	Redemption Price
2012	104.00%
2013	102.00%
2014 and thereafter	100.00%

In addition, at any time or from time to time, on or prior to December 1, 2012, Alliance may, at its option, redeem up to 35% of the aggregate principal amount of notes issued under the indenture at a redemption price equal to 108.00% of the aggregate principal amount thereof, plus accrued and unpaid interest and liquidated damages, if any, thereon to the redemption date, with the net cash proceeds of one or more Equity Offerings; provided that at least 65% of the aggregate principal amount of notes issued under the indenture remains outstanding immediately after the occurrence of each such redemption; provided further that each such redemption occurs within 60 days of the date of closing of each such Equity Offering. The trustee shall select the notes to be purchased in the manner described under “—Repurchase at the Option of Holders—Selection and Notice.”

In addition, at any time prior to December 1, 2012, Alliance may redeem all or a part of the notes, upon not less than 30 nor more than 60 days’ prior notice mailed by first-class mail to the registered address of each holder of notes or otherwise delivered in accordance with the procedures of DTC, at a redemption price equal to 100% of the principal amount of the Notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest and liquidated damages, if any, to the date of redemption (the “Redemption Date”), subject to the rights of the holders of record on the relevant record date to receive interest due on the relevant interest payment date.

“Applicable Premium” means, with respect to any note on any redemption date, the greater of (i) 1.0% of the principal amount of such note or (ii) the excess of (A) the present value at such redemption date of (1) the redemption price of such note at December 1, 2012 (such redemption price being set forth in the table above) plus (2) all required interest payments due on such note through December 1, 2012 (excluding accrued but unpaid interest and liquidated damages, if any), computed using a discount rate equal to the Treasury Rate on such redemption date plus 50 basis points over (B) the principal amount of such note.

“Treasury Rate” means, as of any redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15(519) that has become publicly available at least two business days prior to the redemption date (or, if such statistical release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the redemption date to December 1, 2012; provided, however, that if the period from the redemption date to December 1, 2012 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

Repurchase at the Option of Holders

Change of Control

The indenture provides that, upon the occurrence of a Change of Control, unless Alliance has elected to redeem the notes in connection with such Change of Control, Alliance will make an offer to purchase all or any part (equal to $2,000 or an integral multiple of $1,000 in excess thereof) of the notes pursuant to the offer described below (the “Change of Control Offer”) at a price in cash (the “Change of Control Payment”) equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest and liquidated damages, if any, to the date of purchase. The indenture provides that within 30 days following any Change of Control, Alliance will mail a notice to each holder of notes issued under the indenture, with a copy to the trustee, with the following information:

(a)        a Change of Control Offer is being made pursuant to the covenant entitled “Offer to Repurchase Upon Change of Control,” and that all notes properly tendered pursuant to such Change of Control Offer will be accepted for payment;

(b)        the purchase price and the purchase date, which will be no earlier than 30 days nor later than 60 days from the date such notice is mailed, except as may be otherwise required by applicable law (the “Change of Control Payment Date”);

(c)        any note not properly tendered will remain outstanding and continue to accrue interest;

(d)        unless Alliance defaults in the payment of the Change of Control Payment, all notes accepted for payment pursuant to the Change of Control Offer will cease to accrue interest on the Change of Control Payment Date;

(e)        holders of notes electing to have any notes purchased pursuant to a Change of Control Offer will be required to surrender the notes, with the form entitled “Option of Holder to Elect Purchase” on the reverse of the notes completed, to the paying agent specified in the notice at the address specified in the notice prior to the close of business on the third business day preceding the Change of Control Payment Date;

(f)        holders of notes will be entitled to withdraw their tendered notes and their election to require Alliance to purchase such notes; provided that the paying agent receives, not later than the close of business on the last day of the offer period (as defined in the indenture), a telegram, telex, facsimile transmission or letter setting forth the name of the holder, the principal amount of notes tendered for purchase, and a statement that such holder is withdrawing his tendered notes and his election to have such notes purchased; and

(g)        that holders whose notes are being purchased only in part will be issued new notes equal in principal amount to the unpurchased portion of the notes surrendered, which unpurchased portion must be equal to $2,000 in principal amount or an integral multiple of $1,000 in excess thereof.

Alliance will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws or regulations are applicable in connection with the repurchase of the notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the indenture, Alliance will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations described in the indenture by virtue thereof.

The indenture provides that on the Change of Control Payment Date, Alliance will, to the extent permitted by law,

(1)        accept for payment all notes or portions thereof properly tendered pursuant to the Change of Control Offer,

(2)        deposit with the paying agent an amount equal to the aggregate Change of Control Payment in respect of all notes or portions thereof so tendered and

(3)        deliver, or cause to be delivered, to the trustee for cancellation the notes so accepted, together with an Officers’ Certificate stating that such notes or portions thereof have been tendered to and purchased by Alliance.

The indenture provides that the paying agent will promptly mail to each holder of notes the Change of Control Payment for such notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided that each such new note will be in a principal amount of $2,000 or an integral multiple of $1,000 in excess thereof. Alliance will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

Alliance will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture and purchases all notes validly tendered and not withdrawn under such Change of Control Offer.

A Change of Control Offer may be made in advance of a Change of Control, and conditioned upon such Change of Control, if a definitive agreement is in place for the Change of Control at the time of the making of the Change of Control Offer. The notes repurchased by Alliance pursuant to a Change of Control Offer will have the status of notes issued but not outstanding or will be retired and canceled at the option of Alliance. Notes purchased by a third party pursuant to the preceding paragraph will have the status of notes issued and outstanding.

The Credit Facility prohibits, and future credit agreements or other agreements to which Alliance becomes a party may prohibit, Alliance from purchasing any notes as a result of a Change of Control and/or provide that certain change of control events with respect to Alliance would constitute a default thereunder. In the event a Change of Control occurs at a time when Alliance is prohibited from purchasing the notes, Alliance could seek the consent of its lenders to the purchase of the notes or could attempt to refinance the borrowings that contain such prohibition. If Alliance does not obtain such a consent or repay such borrowings, Alliance will remain prohibited from purchasing the notes. In such case, Alliance’s failure to purchase tendered notes would constitute an event of default under the indenture.

The existence of a holder’s right to require Alliance to repurchase such holder’s notes upon the occurrence of a Change of Control may deter a third party from seeking to acquire Alliance in a transaction that would constitute a Change of Control.

Asset Sales

The indenture provides that Alliance will not, and will not permit any of its Restricted Subsidiaries to, cause, make or suffer to exist an Asset Sale, unless

(a)        Alliance, or its Restricted Subsidiaries, as the case may be, receives consideration at the time of such Asset Sale at least equal to the fair market value (as determined in good faith by Alliance) of the assets sold or otherwise disposed of; and

(b)        at least 75% of the consideration therefor received by Alliance, or such Restricted Subsidiary, as the case may be, is in the form of Cash Equivalents; provided that the amount of:

(1)        any liabilities (as shown on Alliance’s or such Restricted Subsidiary’s most recent balance sheet or in the notes thereto) of Alliance or any Restricted Subsidiary (other than liabilities that are by their terms subordinated to the notes), that are assumed by the transferee of any such assets,

(2)        any notes or other obligations received by Alliance or such Restricted Subsidiary from such transferee that are converted by Alliance or such Restricted Subsidiary into cash (to the extent of the cash received) within 180 days following the closing of such Asset Sale,

(3)        any Designated Noncash Consideration received by Alliance or any of its Restricted Subsidiaries in such Asset Sale having an aggregate fair market value, taken together with all other Designated Noncash Consideration received pursuant to this clause (3) that is at that time outstanding, not to exceed the greater of:

(A)        $50 million, or

(B)        7.5% of Total Assets at the time of the receipt of such Designated Noncash Consideration (with the fair market value of each item of Designated Noncash Consideration being measured at the time received and without giving effect to subsequent changes in value); and

(4)        any stock or assets of the kind referred to in clauses (b) or (c) of the following paragraph of this covenant,

shall be deemed to be Cash Equivalents for purposes of this provision and for no other purpose.

Within 365 days after Alliance’s or any Restricted Subsidiary’s receipt of the Net Proceeds of any Asset Sale, Alliance or such Restricted Subsidiary may apply the Net Proceeds from such Asset Sale, at its option,

(a)        to permanently reduce Obligations under the Credit Facility (or other Indebtedness of Alliance secured by a Lien permitted by clause (6) of the definition of Permitted Liens (and to correspondingly reduce commitments with respect thereto) or other Pari Passu Indebtedness (provided that if Alliance shall so reduce Obligations under Pari Passu Indebtedness, it will equally and ratably reduce Obligations under the notes if the notes are then prepayable without premium or, if the notes may not be then prepaid without premium, Alliance shall make an offer (in accordance with the procedures set forth below for an Asset Sale Offer) to all holders of notes to purchase at 100% of the principal amount thereof the amount of notes that would otherwise be prepaid),

(b)        to an investment in any one or more businesses, capital expenditures or acquisitions of other assets, in each case, used or useful in a Similar Business and/or

(c)        to make an investment in properties or assets that replace the properties and assets that are the subject of such Asset Sale.

Pending the final application of any such Net Proceeds, Alliance or such Restricted Subsidiary may temporarily reduce Indebtedness under a revolving credit facility, if any, or otherwise invest such Net Proceeds in Cash Equivalents or Investment Grade Securities. The indenture provides that any Net Proceeds from the Asset Sale that are not invested as provided and within the time period set forth in the first sentence of this paragraph will be deemed to constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $25 million, Alliance shall make an offer to all holders of notes and all holders of Pari Passu Indebtedness and containing provisions similar to those set forth in the indenture with respect to offers to purchase or redeem with the proceeds of sales of assets (an “Asset Sale Offer”) to purchase the maximum principal amount of notes, that is an integral multiple of $1,000; provided that no notes of $2,000 or less shall be redeemed in part, such Pari Passu Indebtedness that may be purchased out of the Excess Proceeds at an offer price in cash in an amount equal to 100% of the principal amount thereof, plus accrued and unpaid interest and liquidated damages, if any, to the date fixed for the closing of such offer, in accordance with the procedures set forth in the indenture. Alliance will commence an Asset Sale Offer with respect to Excess Proceeds within 20 business days after the date the aggregate amount of Excess Proceeds exceeds $25 million by mailing the notice required pursuant to the terms of the indenture, with a copy to the trustee. To the extent that the aggregate amount of notes tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds, Alliance may use any remaining Excess Proceeds for general corporate purposes. If the aggregate principal amount of notes and other Pari Passu Indebtedness tendered into such Asset Sale Offer surrendered by holders thereof exceeds the amount of Excess Proceeds, the trustee shall select the notes and such other Pari Passu Indebtedness to be purchased in the manner described under the caption “Selection and Notice” below. Upon completion of any such Asset Sale Offer, the amount of Excess Proceeds shall be reset at zero.

Alliance will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws or regulations are applicable in connection with the repurchase of the notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the indenture, Alliance will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations described in the indenture by virtue thereof.

Selection and Notice

If less than all of the notes are to be redeemed at any time or if more notes are tendered pursuant to an Asset Sale Offer than Alliance is required to purchase, selection of such notes for redemption or purchase, as the case may be, will be made by the trustee in compliance with the requirements of the principal national securities exchange, if any, on which such notes are listed, or, if such notes are not so listed, on a pro rata basis, by lot or by such other method as the trustee shall deem fair and appropriate (and in such manner as complies with applicable legal requirements); provided that no notes of $2,000 or less shall be purchased or redeemed in part.

Notices of purchase or redemption shall be mailed by first class mail, postage prepaid, at least 30 but not more than 60 days before the purchase or redemption date to each holder of notes to be purchased or redeemed at such holder’s registered address. If any note is to be purchased or redeemed in part only, any notice of purchase or redemption that relates to such note shall state the portion of the principal amount thereof that has been or is to be purchased or redeemed.

A new note in principal amount equal to the unpurchased or unredeemed portion of any note purchased or redeemed in part will be issued in the name of the holder thereof upon cancellation of the original note. On and after the purchase or redemption date, unless Alliance defaults in payment of the purchase or redemption price, interest shall cease to accrue on notes or portions thereof purchased or called for redemption.

Certain Covenants

Limitation on Restricted Payments

The indenture provides that Alliance will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(a)        declare or pay any dividend or make any distribution on account of Alliance’s or any of its Restricted Subsidiaries’ Equity Interests, including any dividend or distribution payable in connection with any merger or consolidation (other than (1) dividends or distributions by Alliance payable in Equity Interests (other than Disqualified Stock) of Alliance or (2) dividends or distributions by a Restricted Subsidiary so long as, in the case of any dividend or distribution payable on or in respect of any class or series of securities issued by a Restricted Subsidiary other than a Wholly Owned Restricted Subsidiary, Alliance or a Restricted Subsidiary receives at least its pro rata share of such dividend or distribution in accordance with its Equity Interests in such class or series of securities);

(b)        purchase, redeem, defease or otherwise acquire or retire for value any Equity Interests of Alliance or any direct or indirect parent of Alliance;

(c)        make any principal payment on, or redeem, repurchase, defease or otherwise acquire or retire for value in each case, prior to any scheduled repayment, or maturity, any Subordinated Indebtedness (other than Indebtedness permitted under clauses (g) and (i) of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock”); or

(d)        make any Restricted Investment;

(all such payments and other actions set forth in clauses (a) through (d) above being collectively referred to as “Restricted Payments”), unless, at the time of such Restricted Payment:

(1)        no default or event of default under the indenture shall have occurred and be continuing or would occur as a consequence thereof;

(2)        immediately before and immediately after giving effect to such transaction on a pro forma basis, Alliance could incur $1.00 of additional Indebtedness under the provisions of the first paragraph of “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock”; and

(3)        such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by Alliance and its Restricted Subsidiaries after the Issue Date (including Restricted Payments permitted by clauses (e) (only to the extent that amounts paid pursuant to such clause are greater than amounts that would have been paid pursuant to such clause if $5 million and $10 million were substituted in such clause for $10 million and $20 million, respectively), (f) (only to the extent of one-half of such amounts), (i) and (j) of the next succeeding paragraph, but excluding all other Restricted Payments permitted by the next succeeding paragraph), is less than the sum of

(A)        50% of the Consolidated Net Income of Alliance for the period (taken as one accounting period) from January 1, 2010 to the end of Alliance’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, in the case such Consolidated Net Income for such period is a deficit, minus 100% of such deficit), plus

(B)        100% of the aggregate net cash proceeds and the fair market value, as determined in good faith by the board of directors, of marketable securities received by Alliance since immediately after the Issue Date from the issue or sale of Equity Interests of Alliance (excluding Excluded Contributions) or debt securities of Alliance issued or sold after the Issue Date that have been converted into such Equity Interests (including Retired Capital Stock) of Alliance (other than Refunding Capital Stock (as defined below) or

Equity Interests or convertible debt securities of Alliance sold to a Restricted Subsidiary of Alliance and other than Disqualified Stock or debt securities that have been converted into Disqualified Stock), plus

(C)        the aggregate amount by which Indebtedness (other than Subordinated Indebtedness) of Alliance or any Restricted Subsidiary is reduced on Alliance’s consolidated balance sheet on or after the Issue Date upon the conversion or exchange of any debt securities issued or sold on or prior to the Issue Date that are convertible into Equity Interests of Alliance (other than Refunding Capital Stock (as defined below) or Equity Interests or convertible debt securities of Alliance sold to a Restricted Subsidiary of Alliance and other than Disqualified Stock or debt securities that have been converted into Disqualified Stock), plus

(D)        100% of the aggregate amount of cash and marketable securities contributed to the capital of Alliance following the Issue Date (excluding Excluded Contributions), plus

(E)        100% of the aggregate amount received in cash and the fair market value of marketable securities (other than Restricted Investments) received after the Issue Date from

(i)        the sale or other disposition (other than to Alliance or a Restricted Subsidiary) of Restricted Investments made by Alliance and its Restricted Subsidiaries after the Issue Date; or

(ii)        a dividend from, or the sale (other than to Alliance or a Restricted Subsidiary) of the stock of, an Unrestricted Subsidiary after the Issue Date (other than an Unrestricted Subsidiary the Investment in which was made by Alliance or a Restricted Subsidiary after the Issue Date pursuant to clause (g) or (k) below).

The foregoing provisions will not prohibit:

(a)        the payment of any dividend within 60 days after the date of declaration thereof, if at the date of declaration such payment would have complied with the provisions of the indenture;

(b)        (1) the redemption, repurchase, retirement or other acquisition of any Equity Interests (the “Retired Capital Stock”) or Subordinated Indebtedness of Alliance in exchange for, or out of the proceeds of the substantially concurrent sale (other than to a Restricted Subsidiary) of, Equity Interests of Alliance (other than any Disqualified Stock) (the “Refunding Capital Stock”), and (2) if immediately prior to the retirement of Retired Capital Stock, the declaration and payment of dividends thereon was permitted under clause (f) of this paragraph, the declaration and payment of dividends on Refunding Capital Stock in an aggregate amount per year no greater than the aggregate amount of dividends per annum that was declarable and payable on such Retired Capital Stock immediately prior to such retirement; provided, however, that at the time of the declaration of any such dividends, no default or event of default under the indenture shall have occurred and be continuing or would occur as a consequence thereof;

(c)        distributions or payments of Receivables Fees;

(d)        the redemption, repurchase or other acquisition or retirement of Subordinated Indebtedness of Alliance made by exchange for, or out of the proceeds of the substantially concurrent sale of, new Indebtedness of Alliance so long as

(1)        the principal amount of such new Indebtedness does not exceed the principal amount of the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired for value (plus the amount of any premium required to be paid under the terms of the instrument governing the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired, and fees and expenses payable in connection with such redemption, repurchase, acquisition or retirement),

(2)        such Indebtedness is subordinated to the Senior Indebtedness and the notes at least to the same extent as such Subordinated Indebtedness so purchased, exchanged, redeemed, repurchased, acquired or retired for value,

(3)        such Indebtedness has a final scheduled maturity date equal to or later than the final scheduled maturity date of the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired and

(4)        such Indebtedness has a Weighted Average Life to Maturity equal to or greater than the remaining Weighted Average Life to Maturity of the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired;

(e)        a Restricted Payment to pay for the repurchase, retirement or other acquisition or retirement for value of common Equity Interests of Alliance held by any future, present or former employee, director or consultant of Alliance or any Subsidiary pursuant to any management equity plan, stockholder agreement or stock option plan or any other management or employee benefit plan or agreement; provided, however, that the aggregate Restricted Payments made under this clause (e) does not exceed in any calendar year $10 million (with unused amounts in any calendar year being carried over to succeeding calendar years subject to a maximum (without giving effect to the following proviso) of $20 million in any calendar year); provided further that such amount in any calendar year may be increased by an amount not to exceed:

(1)        the cash proceeds from the sale of Equity Interests of Alliance to members of management, directors or consultants of Alliance and its Subsidiaries that occurs after the Issue Date (to the extent the cash proceeds from the sale of such Equity Interests have not otherwise been applied to the payment of Restricted Payments by virtue of the preceding paragraph (3)), plus

(2)        the cash proceeds of key man life insurance policies received by Alliance and its Restricted Subsidiaries after the Issue Date, less

(3)        the amount of any Restricted Payments made after the Issue Date pursuant to clauses (1) and (2) of this subparagraph (e);

and provided further that cancellation of Indebtedness owing to Alliance from members of management of Alliance or any of its Restricted Subsidiaries in connection with a repurchase of Equity Interests of Alliance will not be deemed to constitute a Restricted Payment for purposes of this covenant or any other provision of the indenture;

(f)        the declaration and payment of dividends to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) issued after the Issue Date (including, without limitation, the declaration and payment of dividends on Refunding Capital Stock in excess of the dividends declarable and payable thereon pursuant to clause (b)); provided, however, that for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of issuance of such Designated Preferred Stock, after giving effect to such issuance on a pro forma basis, Alliance and its Restricted Subsidiaries would have had a Fixed Charge Coverage Ratio of at least 2.00 to 1.00;

(g)        Investments in Unrestricted Subsidiaries having an aggregate fair market value, taken together with all other Investments made since the Issue Date pursuant to this clause (g) that are at that time outstanding, not to exceed $50 million at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

(h)        repurchases of Equity Interests deemed to occur upon exercise of stock options if such Equity Interests represent a portion of the exercise price of such options;

(i)        the payment of dividends on Alliance’s common stock, following the first public offering of Alliance’s common stock on or after the Issue Date, of up to 6% per annum of the net proceeds received by Alliance in such public offering, other than public offerings with respect to Alliance’s common stock registered on Form S-8;

(j)        a Restricted Payment to pay for the repurchase, retirement or other acquisition or retirement for value of Equity Interests of Alliance which are not held by Oaktree Capital Management or any of its affiliates

(including any Equity Interests issued in respect of such Equity Interests as a result of a stock split, recapitalization, merger, combination, consolidation or otherwise, but excluding any management equity plan or stock option plan or similar agreement), provided that the aggregate Restricted Payments made since the Issue Date under this clause (j) shall not exceed $50 million, provided further that notwithstanding the foregoing proviso, Alliance shall be permitted to make Restricted Payments under this clause (j) only if after giving effect thereto, Alliance would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first sentence of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock”;

(k)        Investments in Unrestricted Subsidiaries that are made with Excluded Contributions;

(l)        the payment of dividends on Disqualified Stock which is issued in accordance with the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock”; and

(m)        other Restricted Payments since the Issue Date in an aggregate amount not to exceed $50 million;

provided, however, that at the time of, and after giving effect to, any Restricted Payment permitted under clauses (e), (f), (g), (i), (j), (k), (l) and (m), no default or event of default under the indenture shall have occurred and be continuing or would occur as a consequence thereof.

In the future, Alliance will not permit any Unrestricted Subsidiary to become a Restricted Subsidiary except pursuant to the second to last sentence of the definition of “Unrestricted Subsidiary.” For purposes of designating any Restricted Subsidiary as an Unrestricted Subsidiary, all outstanding Investments by Alliance and its Restricted Subsidiaries (except to the extent repaid) in the Subsidiary so designated will be deemed to be Restricted Payments in an amount determined as set forth in the last sentence of the definition of “Investments.” Such designation will only be permitted if an Investment in such amount would be permitted at such time and if such Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. Unrestricted Subsidiaries will not be subject to any of the restrictive covenants set forth in the indenture.

Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock

The indenture provides that Alliance will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur” and collectively, an “incurrence”) any Indebtedness (including Acquired Indebtedness) and that Alliance will not issue any shares of Disqualified Stock and will not permit any of its Restricted Subsidiaries to issue any shares of preferred stock; provided, however, that Alliance may incur Indebtedness (including Acquired Indebtedness) or issue shares of Disqualified Stock if the Fixed Charge Coverage Ratio for Alliance’s and the Restricted Subsidiaries’ most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock is issued would have been at least 2.00 to 1.00, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred, or the Disqualified Stock had been issued, as the case may be, and the application of proceeds therefrom had occurred at the beginning of such four-quarter period.

The foregoing limitations will not apply to:

(a)        the incurrence by Alliance or its Restricted Subsidiaries of Indebtedness under Credit Facilities and the issuance and creation of letters of credit and bankers’ acceptances thereunder (with letters of credit and bankers’ acceptances being deemed to have a principal amount equal to the face amount thereof) up to an aggregate principal amount of $580 million outstanding at any one time;

(b)        the incurrence by Alliance of Indebtedness represented by the notes;

(c)        the Existing Indebtedness (other than Indebtedness described in clause (a));

(d)        Indebtedness (including Capitalized Lease Obligations) incurred by Alliance or any of its Restricted Subsidiaries, to finance the purchase, lease or improvement of property (real or personal) or equipment (whether through the direct purchase of assets or the Capital Stock of any Person owning such assets) in an aggregate principal amount which, when aggregated with the principal amount of all other Indebtedness then outstanding and incurred pursuant to this clause (d) and including all Refinancing Indebtedness incurred to refund, refinance or replace any other Indebtedness incurred pursuant to this clause (d), does not exceed the greater of (1) $50 million or (2) 7.5% of Total Assets;

(e)        Indebtedness incurred by Alliance or any of its Restricted Subsidiaries constituting reimbursement obligations with respect to letters of credit issued in the ordinary course of business, including without limitation letters of credit in respect of workers’ compensation claims or self-insurance, or other Indebtedness with respect to reimbursement type obligations regarding workers’ compensation claims; provided, however, that upon the drawing of such letters of credit or the incurrence of such Indebtedness, such obligations are reimbursed within 30 days following such drawing or incurrence;

(f)        Indebtedness arising from agreements of Alliance or a Restricted Subsidiary providing for indemnification, adjustment of purchase price or similar obligations, in each case, incurred or assumed in connection with the acquisition or disposition of any business, assets or a Subsidiary, other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or a Subsidiary for the purpose of financing such acquisition; provided, however, that

(1)        such Indebtedness is not reflected on the balance sheet of Alliance or any Restricted Subsidiary (contingent obligations referred to in a footnote to financial statements and not otherwise reflected on the balance sheet will not be deemed to be reflected on such balance sheet for purposes of this clause (1)) and

(2)        the maximum assumable liability in respect of all such Indebtedness shall at no time exceed the gross proceeds including noncash proceeds (the fair market value of such noncash proceeds being measured at the time received and without giving effect to any subsequent changes in value) actually received by Alliance and its Restricted Subsidiaries in connection with such disposition;

(g)        Indebtedness of Alliance to a Restricted Subsidiary; provided that any such Indebtedness is made pursuant to an intercompany note and is subordinated in right of payment to the notes; provided further that any subsequent issuance or transfer of any Capital Stock or any other event which will result in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such Indebtedness (except to Alliance or another Restricted Subsidiary) shall be deemed, in each case to be an incurrence of such Indebtedness;

(h)        shares of preferred stock of a Restricted Subsidiary issued to Alliance or another Restricted Subsidiary; provided that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such shares of preferred stock (except to Alliance or another Restricted Subsidiary) shall be deemed, in each case to be an issuance of shares of preferred stock;

(i)        Indebtedness of a Restricted Subsidiary to Alliance or another Restricted Subsidiary; provided that

(1)        any such Indebtedness is made pursuant to an intercompany note and

(2)        if a Guarantor incurs such Indebtedness from a Restricted Subsidiary that is not a Guarantor such Indebtedness is subordinated in right of payment to the Guarantee of such Guarantor;

provided further that any subsequent transfer of any such Indebtedness (except to Alliance or another Restricted Subsidiary) or any other event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary shall be deemed, in each case to be an incurrence of such Indebtedness;

(j)        Indebtedness of Alliance or any Restricted Subsidiary in respect of Hedging Obligations that are incurred in the ordinary course of business:

(1)        for the purpose of fixing or hedging interest rate risk with respect to any Indebtedness that is permitted by the terms of the indenture to be outstanding,

(2)        for the purpose of fixing or hedging currency exchange rate risk with respect to any currency exchanges, or

(3)        for the purpose of fixing or hedging commodity price risk;

(k)        obligations in respect of performance and surety bonds and completion guarantees provided by Alliance or any Restricted Subsidiary in the ordinary course of business;

(l)        Indebtedness of any Guarantor in respect of such Guarantor’s Guarantee;

(m)        Indebtedness of Alliance and any of its Restricted Subsidiaries not otherwise permitted hereunder in an aggregate principal amount, which when aggregated with the principal amount of all other Indebtedness then outstanding and incurred pursuant to this clause (m), does not exceed $150 million at any one time outstanding;

(n)        (1) any guarantee by Alliance of Indebtedness or other obligations of any of its Restricted Subsidiaries so long as the incurrence of such Indebtedness incurred by such Restricted Subsidiary is permitted under the terms of the indenture, (2) any Excluded Guarantee (as defined below under “—Limitation on Guarantees of Indebtedness by Restricted Subsidiaries”) of a Restricted Subsidiary and (3) any Guarantee by a Restricted Subsidiary so long as the Indebtedness being guaranteed was permitted to be incurred under this covenant and such Restricted Subsidiary complies with the covenant below under “—Limitation on Guarantees of Indebtedness by Restricted Subsidiaries”;

(o)        the incurrence by Alliance or any of its Restricted Subsidiaries of Indebtedness which serves to refund, refinance or restructure any Indebtedness incurred as permitted under the first paragraph of this covenant and clauses (b), (c), (d) and (l) above or clause (p) below, or any Indebtedness issued to so refund, refinance or restructure such Indebtedness including additional Indebtedness incurred to pay premiums, expenses and fees in connection therewith (the “Refinancing Indebtedness”) prior to its respective maturity; provided, however, that such Refinancing Indebtedness

(1)        has a Weighted Average Life to Maturity at the time such Refinancing Indebtedness is incurred which is not less than the remaining Weighted Average Life to Maturity of Indebtedness being refunded or refinanced,

(2)        to the extent such Refinancing Indebtedness refinances Indebtedness subordinated or pari passu to the notes, such Refinancing Indebtedness is subordinated or pari passu to the notes at least to the same extent as the Indebtedness being refinanced or refunded; and

(3)        shall not include:

(x)        Indebtedness of a Subsidiary that refinances Indebtedness of Alliance or Indebtedness of a non-Guarantor that refinances Indebtedness of a Guarantor; or

(y)        Indebtedness of Alliance or a Restricted Subsidiary that refinances Indebtedness of an Unrestricted Subsidiary;

(p)        Indebtedness or Disqualified Stock of Persons that are acquired by Alliance or any of its Restricted Subsidiaries or merged into a Restricted Subsidiary in accordance with the terms of the indenture; provided that such Indebtedness or Disqualified Stock is not incurred in contemplation of such acquisition or merger; and provided further that after giving effect to such acquisition or merger, either

(1)        Alliance would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first sentence of this covenant or

(2)        the Fixed Charge Coverage Ratio is greater than immediately prior to such acquisition or merger; and

(q)         guarantees by Alliance or its Restricted Subsidiaries of the obligations of joint ventures of Alliance or its Restricted Subsidiaries; provided that the maximum aggregate amount of all such guaranteed obligations shall at no time exceed $25 million.

The indenture provides that Alliance will not, and will not permit any Guarantor to, directly or indirectly, incur any Indebtedness (including Acquired Indebtedness) that is contractually subordinated in right of payment to any other Indebtedness of Alliance or any Indebtedness of any Guarantor, as the case may be, unless such Indebtedness is also contractually subordinated in right of payment to the notes, or such Guarantor’s Guarantee, as the case may be.

For purposes of determining compliance with this covenant, in the event that an item of Indebtedness meets the criteria of more than one of the categories of permitted Indebtedness described in clauses (a) through (q) above or is entitled to be incurred pursuant to the first paragraph of this covenant, Alliance shall, in its sole discretion, classify and may later reclassify such item of Indebtedness in any manner that complies with this covenant. Accrual of interest, the accretion of accreted value and the payment of interest in the form of additional Indebtedness will not be deemed to be an incurrence of Indebtedness for purposes of this covenant. Indebtedness under the Credit Facility outstanding on the Issue Date will be deemed to have been incurred on such date in reliance on the exception provided by clause (a) above.

Liens

The indenture provides that Alliance will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly create, incur, assume or suffer to exist any Lien that secures obligations under any Indebtedness (other than Permitted Liens) on any asset or property of Alliance or such Restricted Subsidiary, or any income or profits therefrom, or assign or convey any right to receive income therefrom, unless

•	the notes are equally and ratably secured with the obligations so secured; or

•

if such Lien secures Subordinated Indebtedness, the notes are secured by a Lien on the same property, assets, income or profits which is senior to such Lien to the same extent as the notes are senior to such Subordinated Indebtedness, in each case until such time as such obligations are no longer secured by a Lien.

The indenture provides that no Guarantor will directly or indirectly create, incur, assume or suffer to exist any Lien that secures obligations under any Indebtedness (other than Permitted Liens) of such Guarantor on any asset or property of such Guarantor or any income or profits therefrom, or assign or convey any right to receive income therefrom, unless

•	the Guarantee of such Guarantor is equally and ratably secured with the obligations so secured; or

•

if such Lien secures Subordinated Indebtedness, the Guarantee of such Guarantor is secured by a Lien on the same property, assets, income or profits which is senior to such Lien to the same extent as the Guarantee of such Guarantor is senior to such Subordinated Indebtedness, in each case until such time as such obligations are no longer secured by a Lien.

The indenture provides that any Lien created, incurred or existing in respect of unfunded pension obligations or any similar obligations of Alliance or any of its Restricted Subsidiaries or any Guarantor shall not be deemed to give rise to any obligations under this section.

Merger, Consolidation, or Sale of All or Substantially All Assets

The indenture provides that Alliance will not consolidate or merge with or into or wind up into (whether or not Alliance is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions, to any Person unless

(a)        Alliance is the surviving corporation or the Person formed by or surviving any such consolidation or merger (if other than Alliance) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a corporation organized or existing under the laws of the United States, any state thereof, the District of Columbia, or any territory thereof (Alliance or such Person, as the case may be, being herein called the “Successor Company”);

(b)        the Successor Company (if other than Alliance) expressly assumes all the obligations of Alliance under the indenture and the notes pursuant to a supplemental indenture or other documents or instruments in form reasonably satisfactory to the trustee;

(c)        immediately after such transaction no default or event of default under the indenture shall have occurred and be continuing;

(d)        immediately after giving pro forma effect to such transaction, as if such transaction had occurred at the beginning of the applicable four-quarter period

(1)        the Successor Company would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first sentence of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock” or

(2)        the Fixed Charge Coverage Ratio for the Successor Company and its Restricted Subsidiaries would be greater than such Ratio for Alliance and its Restricted Subsidiaries immediately prior to such transaction;

(e)        each Guarantor, if any, unless it is the other party to the transactions described above, shall have by supplemental indenture confirmed that its Guarantee shall apply to such Person’s obligations under the indenture and the notes; and

(f)        Alliance shall have delivered to the trustee an Officers’ Certificate and an opinion of counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the indenture.

The Successor Company will succeed to, and be substituted for, Alliance under the indenture and the notes.

Notwithstanding the foregoing

(1)        any Restricted Subsidiary may consolidate with, merge into or transfer all or part of its properties and assets to Alliance; and

(2)        Alliance may merge with an Affiliate incorporated solely for the purpose of reincorporating Alliance in another State of the United States so long as the amount of Indebtedness of Alliance and its Restricted Subsidiaries is not increased thereby.

Subject to the provisions set forth in clause (b) of the covenant described under “—Limitation on Guarantees of Indebtedness by Restricted Subsidiaries” below, each Guarantor, if any, shall not, and Alliance will not permit a Guarantor to, consolidate or merge with or into or wind up into (whether or not such Guarantor is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions to, any Person unless:

(a)        such Guarantor is the surviving corporation or the Person formed by or surviving any such consolidation or merger (if other than such Guarantor) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a corporation organized or existing under the laws of the United States, any state thereof, the District of Columbia, or any territory thereof (such Guarantor or such Person, as the case may be, being herein called the “Successor Guarantor”);

(b)        the Successor Guarantor (if other than such Guarantor) expressly assumes all the obligations of such Guarantor under the indenture and such Guarantor’s Guarantee pursuant to a supplemental indenture or other documents or instruments in form reasonably satisfactory to the trustee;

(c)        immediately after such transaction no default or event of default under the indenture shall have occurred and be continuing; and

(d)        the Guarantor shall have delivered or caused to be delivered to the trustee an Officers’ Certificate and an opinion of counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the indenture.

The Successor Guarantor will succeed to, and be substituted for, such Guarantor under the indenture and such Guarantor’s Guarantee.

Transactions with Affiliates

The indenture provides that Alliance will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each of the foregoing, an “Affiliate Transaction”) involving aggregate consideration in excess of $5 million, unless

(a)        such Affiliate Transaction is on terms that are not materially less favorable to Alliance or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by Alliance or such Restricted Subsidiary with an unrelated Person; and

(b)        Alliance delivers to the trustee with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $10 million, a resolution adopted by the majority of the Board of Directors of Alliance approving such Affiliate Transaction and set forth in an Officers’ Certificate certifying that such Affiliate Transaction complies with clause (a) above.

The foregoing provisions will not apply to the following:

(1)        transactions between or among Alliance and/or any of its Restricted Subsidiaries;

(2)        Restricted Payments permitted by the provisions of the indenture described above under the covenant “—Limitation on Restricted Payments” or Permitted Investments;

(3)        the payment of reasonable and customary fees paid to, and indemnity provided on behalf of, officers, directors, employees or consultants of Alliance or any Restricted Subsidiary;

(4)        payments by Alliance or any of its Restricted Subsidiaries to Oaktree Capital Management, MTS Health Investors and their respective Affiliates made for any financial advisory, financing, underwriting or placement services or in respect of other investment banking activities, including, without limitation, in connection with acquisitions or divestitures which payments are approved by a majority of the Board of Directors of Alliance in good faith;

(5)        transactions in which Alliance or any of its Restricted Subsidiaries, as the case may be, delivers to the trustee a letter from an Independent Financial Advisor stating that such transaction is fair to Alliance or such Restricted Subsidiary from a financial point of view; provided that such transaction also meets the requirements of clause (a) of the preceding paragraph;

(6)        payments or loans to employees or consultants which are approved by a majority of the Board of Directors of Alliance in good faith;

(7)        any agreement as in effect as of the Issue Date or any amendment thereto (so long as any such amendment is not disadvantageous to the holders of the notes in any material respect) or any transaction contemplated thereby;

(8)        the existence of, or the performance by Alliance or any of its Restricted Subsidiaries of its obligations under the terms of, any stockholders agreement (including any registration rights agreement or purchase agreement related thereto) to which it is a party as of the Issue Date and any similar agreements which it may enter into thereafter; provided, however, that the existence of, or the performance by Alliance or any of its Restricted Subsidiaries of obligations under any future amendment to any such existing agreement or under any similar agreement entered into after the Issue Date shall only be permitted by this clause (8) to the extent that the terms of any such amendment or new agreement are not otherwise disadvantageous to the holders of the notes in any material respect;

(9)        transactions with customers, clients, suppliers, or purchasers or sellers of goods or services, in each case in the ordinary course of business and otherwise in compliance with the terms of the indenture, which are fair to Alliance or its Restricted Subsidiaries, in the reasonable determination of the Board of Directors of Alliance or the senior management thereof, or are on terms at least as favorable as might reasonably have been obtained at such time from an unaffiliated party; and

(10)        sales of accounts receivable, or participations therein, in connection with any Receivables Facility.

Dividend and Other Payment Restrictions Affecting Subsidiaries

The indenture provides that Alliance will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Restricted Subsidiary to:

(a)        (1) pay dividends or make any other distributions to Alliance or any of its Restricted Subsidiaries (A) on its Capital Stock or (B) with respect to any other interest or participation in, or measured by, its profits, or (2) pay any Indebtedness owed to Alliance or any of its Restricted Subsidiaries;

(b)        make loans or advances to Alliance or any of its Restricted Subsidiaries; or

(c)        sell, lease or transfer any of its properties or assets to Alliance or any of its Restricted Subsidiaries;

except (in each case) for such encumbrances or restrictions existing under or by reason of:

(1)        contractual encumbrances or restrictions in effect on the Issue Date, including pursuant to the Credit Facility and its related documentation;

(2)        the indenture and the notes;

(3)        purchase money obligations for property acquired in the ordinary course of business that impose restrictions of the nature discussed in clause (c) above on the property so acquired;

(4)        applicable law or any applicable rule, regulation or order;

(5)        any agreement or other instrument of a Person acquired by Alliance or any Restricted Subsidiary in existence at the time of such acquisition (but not created in contemplation thereof), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired;

(6)        contracts for the sale of assets, including, without limitation, customary restrictions with respect to a Subsidiary pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock or assets of such Subsidiary;

(7)        secured Indebtedness otherwise permitted to be incurred pursuant to the covenants described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock” and “—Liens” that limit the right of the debtor to dispose of the assets securing such Indebtedness;

(8)        restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

(9)        other Indebtedness of Restricted Subsidiaries permitted to be incurred subsequent to the Issue Date pursuant to the provisions of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock”;

(10)        provisions in joint venture agreements and other similar agreements entered into in the ordinary course of business;

(11)        customary provisions contained in leases and other agreements entered into in the ordinary course of business;

(12)        restrictions created in connection with any Receivables Facility that, in the good faith determination of the Board of Directors of Alliance, are necessary or advisable to effect such Receivables Facility; or

(13)        any encumbrances or restrictions of the type referred to in clauses (a), (b) and (c) above imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (1) through (12) above, provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are not materially more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in the dividend or other payment restrictions prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing.

Limitation on Guarantees of Indebtedness by Restricted Subsidiaries

(a)        The indenture provides that Alliance will not permit any Restricted Subsidiary to guarantee the payment of any Indebtedness of Alliance or any Indebtedness of any other Restricted Subsidiary unless:

(1)        such Restricted Subsidiary simultaneously executes and delivers a supplemental indenture to the indenture providing for a Guarantee of payment of the notes by such Restricted Subsidiary except that if such Indebtedness is by its express terms subordinated in right of payment to the notes, any such guarantee of such Restricted Subsidiary with respect to such Indebtedness shall be subordinated in right of payment to such Restricted Subsidiary’s Guarantee with respect to the notes substantially to the same extent as such Indebtedness is subordinated to the notes;

(2)        such Restricted Subsidiary waives and will not in any manner whatsoever claim or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other rights against Alliance or any other Restricted Subsidiary as a result of any payment by such Restricted Subsidiary under its Guarantee; and

(3)        such Restricted Subsidiary shall deliver to the trustee an opinion of counsel to the effect that

(A)        such Guarantee of the notes has been duly executed and authorized and

(B)        such Guarantee of the notes constitutes a valid, binding and enforceable obligation of such Restricted Subsidiary, except insofar as enforcement thereof may be limited by bankruptcy, insolvency or similar laws (including, without limitation, all laws relating to fraudulent transfers) and except insofar as enforcement thereof is subject to general principles of equity;

provided that this paragraph (a) shall not be applicable to any guarantee of any Restricted Subsidiary

(x)        that (A) existed at the time such Person became a Restricted Subsidiary of Alliance and (B) was not incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary of Alliance, or

(y)        that guarantees the payment of Obligations of Alliance or any Restricted Subsidiary under the Credit Facilities or any Hedging Obligations and any refunding, refinancing or replacement thereof, in whole or in part, provided that such Credit Facilities and any such refunding, refinancing or replacement thereof is not incurred pursuant to a registered offering of securities under the Securities Act or a private placement of securities (including under Rule 144A) pursuant to an exemption from the registration requirements of the Securities Act (any guarantee excluded by operations of this clause (y) being an “Excluded Guarantee”).

(b)        Notwithstanding the foregoing and the other provisions of the indenture, any Guarantee by a Restricted Subsidiary of the notes shall provide by its terms that it shall be automatically and unconditionally released and discharged upon

(1)        any sale, exchange or transfer, to any Person not an Affiliate of Alliance, of shares of Capital Stock representing a majority of the voting power outstanding of, or all or substantially all the assets of, such Restricted Subsidiary or any merger or consolidation of such Restricted Subsidiary in which such Restricted Subsidiary is not the surviving entity (which sale, exchange, transfer, merger or consolidation is not prohibited by the indenture),

(2)        the release or discharge of the guarantee which resulted in the creation of such Guarantee, except a discharge or release by or as a result of payment under such guarantee,

(3)        such Restricted Subsidiary is designated an Unrestricted Subsidiary in accordance with the terms of the indenture, or

(4)        the obligations of Alliance and the Guarantors have been terminated or discharged, as the case may be, pursuant to, and in compliance with, the provisions below under “—Legal Defeasance and Covenant Defeasance” or “—Satisfaction and Discharge.”

Reports

The indenture provides that whether or not Alliance is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, Alliance shall file with the Commission and deliver to the trustee and to each holder of notes and to prospective purchasers of notes, annual and quarterly reports and such information, documents and other reports as are specified in Section 13 or 15(d) of the Exchange Act and applicable to a U.S. corporation subject to such sections, such information, documents and reports to be so filed and delivered at the times specified for the filing of such information, documents and reports under such sections; provided, however, that Alliance shall not be so obligated to file such information, documents and reports with the Commission if the Commission does not permit such filings.

In addition, the indenture provides that for so long as any notes remain outstanding, if at any time it is not required to file with the SEC the reports and other information required by the preceding paragraphs, Alliance will furnish to holders of notes and prospective investors in the notes, upon request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Events of Default and Remedies

The following events constitute events of default under the indenture:

(a)        default in payment when due and payable, upon redemption, acceleration or otherwise, of principal of, or premium on, if any, the notes;

(b)        default for 30 days or more in the payment when due of interest on or liquidated damages, if any, with respect to the notes;

(c)        failure by Alliance or any Guarantor for 30 days after receipt of written notice given by the trustee or the holders of at least 30% in principal amount of the notes then outstanding to comply with any of its other agreements in the indenture or the notes;

(d)        default under any mortgage, indenture or instrument under which there is issued or by which there is secured or evidenced any Indebtedness for money borrowed by Alliance or any of its Restricted Subsidiaries or the payment of which is guaranteed by Alliance or any of its Restricted Subsidiaries (other than Indebtedness owed to Alliance or a Restricted Subsidiary), whether such Indebtedness or guarantee now exists or is created after the Issue Date, if both

(1)        such default either:

(A)        results from the failure to pay any such Indebtedness at its stated final maturity (after giving effect to any applicable grace periods); or

(B)        relates to an obligation other than the obligation to pay principal of any such Indebtedness at its stated final maturity and results in the holder or holders of such Indebtedness causing such Indebtedness to become due prior to its stated maturity; and

(2)        the principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal at stated final maturity (after giving effect to any applicable grace periods), or the maturity of which has been so accelerated, aggregate $20 million or more at any one time outstanding;

(e)        failure by Alliance or any of its Significant Subsidiaries to pay final judgments aggregating in excess of $20 million, which final judgments remain unpaid, undischarged and unstayed for a period of more than 60 days after such judgment becomes final, and in the event such judgment is covered by insurance, an enforcement proceeding has been commenced by any creditor upon such judgment or decree which is not promptly stayed;

(f)        certain events of bankruptcy or insolvency with respect to Alliance or any of its Significant Subsidiaries (or group of Restricted Subsidiaries that together would constitute a Significant Subsidiary); or

(g)        any Guarantee by a Significant Subsidiary shall for any reason cease to be in full force and effect or is declared null and void or any responsible officer of Alliance or any Guarantor which is a Significant

Subsidiary denies that it has any further liability under any Guarantee or gives notice to such effect (other than by reason of the termination of the indenture or the release of any such Guarantee in accordance with the indenture).

If any event of default (other than of a type specified in clause (f) above with respect to Alliance and not solely with respect to one or more Significant Subsidiaries) occurs and is continuing under the indenture, the trustee or the holders of at least 30% in principal amount of the then outstanding notes may declare the principal, premium, if any, interest and any other monetary obligations on all the then outstanding notes to be due and payable immediately, by a notice in writing to Alliance (and to the trustee if given by holders) and such principal and interest will be due and payable immediately. Notwithstanding the foregoing, in the case of an event of default arising under clause (f) of the first paragraph of this section with respect to Alliance and not solely with respect to one or more Significant Subsidiaries, all outstanding notes will become due and payable without further action or notice. Holders of the notes may not enforce the indenture or the notes except as provided in the indenture. Subject to certain limitations, holders of a majority in principal amount of the then outstanding notes may direct the trustee in its exercise of any trust or power. The indenture provides that the trustee may withhold from holders of notes notice of any continuing default or event of default (except a default or event of default relating to the payment of principal, premium, if any, or interest) if it determines that withholding notice is in their interest.

The indenture provides that the holders of a majority in aggregate principal amount of the then outstanding notes issued thereunder by notice to the trustee may on behalf of the holders of all of such notes waive any existing default or event of default and its consequences under the indenture or any Guarantee except a continuing default or event of default in the payment of interest on, premium, if any, or the principal of any such note held by a non-consenting holder. In the event of any event of default specified in clause (d) above, such event of default and all consequences thereof (including without limitation any acceleration or resulting payment default) shall be annulled, waived and rescinded, automatically and without any action by the trustee or the holders of the notes, if within 20 days after such event of default arose (x) the Indebtedness or guarantee that is the basis for such event of default has been discharged, or (y) the holders thereof have rescinded or waived the acceleration, notice or action (as the case may be) giving rise to such event of default, or (z) if the default that is the basis for such event of default has been cured.

The indenture provides that Alliance is required to deliver to the trustee annually a statement regarding compliance with the indenture, and Alliance is required, within five business days, upon becoming aware of any default or event of default or any default under any document, instrument or agreement representing Indebtedness of Alliance or any Guarantor, to deliver to the trustee a statement specifying such default or event of default.

No Personal Liability of Directors, Officers, Employees, Stockholders or Incorporators

No director, officer, employee, incorporator or stockholder of Alliance or any Guarantor shall have any liability for any obligations of Alliance or such Guarantor under the notes, any Guarantees or the indenture or for any claim based on, in respect of, or by reason of such obligations or their creation. Each holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the Commission that such a waiver is against public policy.

Legal Defeasance and Covenant Defeasance

The obligations of Alliance and the Guarantors, if any, under the indenture will terminate (other than certain obligations) and will be released upon payment in full of all of the notes. Alliance may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding notes and have each Guarantor’s obligation discharged with respect to its Guarantee (“Legal Defeasance”) and cure all then existing events of default under the indenture except for

(a)        the rights of holders of outstanding notes to receive payments in respect of the principal of, premium, if any, and interest and liquidated damages, if any, on such notes when such payments are due, solely from the trust fund created pursuant to the indenture,

(b)        Alliance’s obligations with respect to notes concerning issuing temporary notes, registration of such notes, mutilated, destroyed, lost or stolen notes, the maintenance of an office or agency for payment and money for security payments held in trust,

(c)        the rights, powers, trusts, duties and immunities of the trustee, and Alliance’s obligations in connection therewith and

(d)        the Legal Defeasance provisions of the indenture.

In addition, Alliance may, at its option and at any time, elect to have the obligations of Alliance and each Guarantor released with respect to certain covenants that are described in the indenture (“Covenant Defeasance”) and thereafter any omission to comply with such obligations shall not constitute a default or event of default with respect to the notes. In the event Covenant Defeasance occurs, certain events (not including non-payment on other indebtedness, bankruptcy, receivership, rehabilitation and insolvency events) described under “—Events of Default and Remedies” will no longer constitute an event of default with respect to the notes.

In order to exercise either Legal Defeasance or Covenant Defeasance with respect to the notes:

(a)        Alliance must irrevocably deposit with the trustee, in trust, for the benefit of the holders of the notes, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, interest, and liquidated damages, if any, due on the outstanding notes on the stated maturity date or on the applicable redemption date, as the case may be, of such principal of, premium, if any, or interest on the outstanding notes;

(b)        in the case of Legal Defeasance, Alliance shall have delivered to the trustee an opinion of counsel in the United States reasonably acceptable to the trustee confirming that, subject to customary assumptions and exclusions,

(1)        Alliance has received from, or there has been published by, the United States Internal Revenue Service a ruling or

(2)        since the Issue Date, there has been a change in the applicable U.S. federal income tax law,

in either case to the effect that, and based thereon such opinion of counsel in the United States shall confirm that, subject to customary assumptions and exclusions, the holders of the outstanding notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Legal Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(c)        in the case of Covenant Defeasance, Alliance shall have delivered to the trustee an opinion of counsel in the United States reasonably acceptable to the trustee confirming that, subject to customary assumptions and exclusions, the holders of the outstanding notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to such tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(d)        no default or event of default shall have occurred and be continuing with respect to certain events of default under the indenture on the date of such deposit;

(e)        such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than the indenture) to which Alliance or any Guarantor is a party or by which Alliance or any Guarantor is bound;

(f)        Alliance shall have delivered to the trustee an Officers’ Certificate stating that the deposit was not made by Alliance with the intent of defeating, hindering, delaying or defrauding any creditors of Alliance or any Guarantor or others; and

(g)        Alliance shall have delivered to the trustee an Officers’ Certificate and an opinion of counsel in the United States (which opinion of counsel may be subject to customary assumptions and exclusions) each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance, as the case may be, have been complied with.

Satisfaction and Discharge

The indenture will be discharged and will cease to be of further effect as to all notes issued thereunder, when

(a)        either

(1)        all such notes theretofore authenticated and delivered (except lost, stolen or destroyed notes which have been replaced or paid and notes for whose payment money has theretofore been deposited in trust and thereafter repaid to Alliance) have been delivered to the trustee for cancellation; or

(2)        all such notes not theretofore delivered to such trustee for cancellation have become due and payable by reason of the making of a notice of redemption or otherwise or will become due and payable within one year and Alliance or any Guarantor has irrevocably deposited or caused to be deposited with such trustee as trust funds in trust solely for the benefit of the holders, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on such notes not theretofore delivered to the trustee for cancellation for principal, premium, if any, and accrued interest and liquidated damages, if any, to the date of maturity or redemption;

(b)        no default or event of default with respect to the indenture or the notes shall have occurred and be continuing on the date of such deposit or shall occur as a result of such deposit and such deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which Alliance or any Guarantor is a party or by which Alliance or any Guarantor is bound;

(c)        Alliance or any Guarantor has paid or caused to be paid all sums payable by it under the indenture; and

(d)        Alliance has delivered irrevocable instructions to the trustee under the indenture to apply the deposited money toward the payment of the notes at maturity or the redemption date, as the case may be.

In addition, Alliance must deliver an Officers’ Certificate and an opinion of counsel to the trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Transfer and Exchange

A holder may transfer or exchange notes in accordance with the indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents and Alliance may require a holder to pay any taxes and fees required by law or permitted by the indenture. Alliance is not required to transfer or exchange any note selected for redemption.

The registered holder of a note will be treated as the owner of it for all purposes.

Amendment, Supplement and Waiver

Except as provided in the next two succeeding paragraphs, the indenture, any Guarantee and the notes issued thereunder may be amended or supplemented with the consent of the holders of at least a majority in principal amount of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes), and any existing default or compliance with any provision of the indenture or the notes may be waived with the consent of the holders of a majority in principal amount of the then outstanding notes (including consents obtained in connection with a tender offer or exchange offer for notes).

The indenture provides that without the consent of each holder affected, an amendment or waiver may not (with respect to any notes held by a non-consenting holder of the notes):

(a)        reduce the principal amount of notes whose holders must consent to an amendment, supplement or waiver;

(b)        reduce the principal of or change the fixed maturity of any such note or alter or waive the provisions with respect to the redemption of the notes (other than provisions relating to the covenants described above under the caption “—Repurchase at the Option of Holders”);

(c)        reduce the rate of or change the time for payment of interest on any note;

(d)        waive a default or event of default in the payment of principal of or premium, if any, or interest on the notes (except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount of such notes and a waiver of the payment default that resulted from such acceleration), or in respect of a covenant or provision contained in the indenture or any Guarantee which cannot be amended or modified without the consent of all holders of notes;

(e)        make any note payable in currency other than that stated in such note;

(f)        make any change in the provisions of the indenture relating to waivers of past defaults or the rights of holders of notes to receive payments of principal of or premium, if any, or interest on the notes;

(g)        make any change in this paragraph;

(h)        impair the right of any holder of the notes to receive payment of principal of, or interest or liquidated damages on, such holder’s notes on or after the due dates relating thereto or to institute suit for the enforcement of any payment on or with respect to such holder’s notes; or

(i)        modify or change any provision of the indenture or the related definitions affecting the ranking of the notes in a manner that would adversely affect the holders of the notes.

The indenture provides that, notwithstanding the foregoing, without the consent of any holder of notes, Alliance, any Guarantor (with respect to a Guarantee or the indenture to which it is a party) and the trustee may amend or supplement the indenture, any Guarantee or the notes

(a)        to cure any ambiguity, defect or inconsistency;

(b)        to provide for uncertificated notes in addition to or in place of certificated notes;

(c)        to comply with the covenant relating to mergers, consolidations and sales of assets to provide for the assumption of Alliance’s or any Guarantor’s obligations to holders of such notes;

(d)        to otherwise provide for the assumption of Alliance’s or any Guarantor’s obligations to holders of such notes;

(e)        to make any change that would provide any additional rights or benefits to the holders of notes or that does not adversely affect the legal rights under the indenture of any such holder;

(f)        to add covenants for the benefit of the holders or to surrender any right or power conferred upon Alliance;

(g)        to comply with the requirements of the Commission in order to effect or maintain the qualification of the indenture under the Trust Indenture Act;

(h)        to evidence and provide for the acceptance of appointment under the indenture by a successor trustee pursuant to the requirements thereof; or

(i)        to add a Guarantor under the indenture or release a Guarantor from its Guarantee pursuant to the terms of the indenture; or

(j)        to conform the text of the indenture, the Guarantees or the notes to any provision of this Description of Notes to the extent that such provision in this Description of Notes was intended to be a verbatim recitation of a provision of the indenture, the Guarantees, or the notes.

The consent of the holders of notes is not necessary under the indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

Concerning the Trustee

The indenture contains certain limitations on the rights of the trustee, should it become a creditor of Alliance, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest, it must eliminate such conflict within 90 days or resign.

The indenture provides that the holders of a majority in principal amount of the outstanding notes issued thereunder will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The indenture provides that in case an event of default under the indenture shall occur (which shall not be cured), the trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of such notes, unless such holder shall have offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

Governing Law

The indenture, the notes and the Guarantees, if any, are, subject to certain exceptions, governed by and construed in accordance with the internal laws of the State of New York.

Certain Definitions

Set forth below are certain defined terms used in the indenture. Reference is made to the indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided. For purposes of the indenture, unless otherwise specifically indicated, the term “consolidated” with respect to any Person refers to such Person consolidated with its Restricted Subsidiaries, and excludes from such consolidation any Unrestricted Subsidiary as if such Unrestricted Subsidiary were not an Affiliate of such Person.

“2012 Notes” means the 7 1/ 4% Senior Subordinated Notes due 2012 of Alliance.

“Acquired Indebtedness” means, with respect to any specified Person,

(a)        Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Restricted Subsidiary of such specified Person, including, without limitation, Indebtedness incurred in connection with, or in contemplation of, such other Person merging with or into or becoming a Restricted Subsidiary of such specified Person, and

(b)        Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided, however, that beneficial ownership of 10% or more of the voting securities of a Person shall be deemed to be control.

“Asset Sale” means

(a)        the sale, conveyance, transfer or other disposition (whether in a single transaction or a series of related transactions) of property or assets (including by way of a sale and leaseback) of Alliance or any Restricted Subsidiary outside the ordinary course of business (each referred to in this definition as a “disposition”), or

(b)        the issuance or sale of Equity Interests of any Restricted Subsidiary (whether in a single transaction or a series of related transactions),

in each case, other than:

(1)        a disposition of Cash Equivalents or Investment Grade Securities or obsolete equipment in the ordinary course of business;

(2)        the disposition of all or substantially all of the assets of Alliance in a manner permitted pursuant to the provisions described above under “—Certain Covenants—Merger, Consolidation or Sale of All or Substantially All Assets” or any disposition that constitutes a Change of Control pursuant to the indenture;

(3)        any Restricted Payment that is permitted to be made, and is made, under the covenant described above under “—Certain Covenants—Limitation on Restricted Payments”;

(4)        any disposition of assets with an aggregate fair market value of less than $2 million;

(5)        any disposition of property or assets by a Restricted Subsidiary to Alliance or by Alliance or a Restricted Subsidiary to a Wholly Owned Restricted Subsidiary;

(6)        any exchange of like property pursuant to Section 1031 of the Internal Revenue Code of 1986, as amended, for use in a Similar Business;

(7)        any financing transaction with respect to property built or acquired by Alliance or any Restricted Subsidiary after the Issue Date including, without limitation, sale-leasebacks and asset securitizations;

(8)        foreclosures on assets;

(9)        sales of accounts receivable, or participations therein, in connection with any Receivables Facility;

(10)        any sale of Equity Interests in, or Indebtedness or other securities of, an Unrestricted Subsidiary;

(11)        any sale of an imaging or therapeutic system to any original manufacturer of imaging or therapeutic systems in exchange for a credit from such manufacturer against the purchase of a replacement or alternate imaging or therapeutic system; and

(12)        any sale of an imaging or therapeutic system pursuant to an arrangement with a client of Alliance or one of its Restricted Subsidiaries; provided that (i) any such system was purchased by Alliance or such Restricted Subsidiary within the 90 days prior to the date of such sale and (ii) Alliance or such Restricted Subsidiary receives net cash proceeds in connection with the sale in an amount equal to or greater than the amount it paid for such system.

“Capital Stock” means

(a)        in the case of a corporation, corporate stock,

(b)        in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock,

(c)        in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited) and

(d)        any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

“Capitalized Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized and reflected as a liability on a balance sheet (excluding the footnotes thereto) in accordance with GAAP.

“Cash Equivalents” means

(a)        U.S. dollars,

(b)        securities issued or directly and fully guaranteed or insured by the U.S. Government or any agency or instrumentality thereof,

(c)        certificates of deposit, time deposits and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances with maturities not exceeding one year and overnight bank deposits, in each case with any commercial bank having capital and surplus in excess of $250 million,

(d)        repurchase obligations for underlying securities of the types described in clauses (b) and (c) entered into with any financial institution meeting the qualifications specified in clause (c) above,

(e)        commercial paper rated A-1 or the equivalent thereof by Moody’s or S&P and in each case maturing within one year after the date of acquisition,

(f)        investment funds investing at least 95% of their assets in securities of the types described in clauses (a)-(e) above,

(g)        readily marketable direct obligations issued by any state of the United States of America or any political subdivision thereof having one of the two highest rating categories obtainable from either Moody’s or S&P and

(h)        Indebtedness or preferred stock issued by Persons with a rating of “A” or higher from S&P or “A2” or higher from Moody’s.

“Change of Control” means the occurrence of any of the following:

(a)        the sale, lease or transfer, in one or a series of related transactions, of all or substantially all of the assets of Alliance and its Subsidiaries, taken as a whole; or

(b)        Alliance becomes aware of (by way of a report or any other filing pursuant to Section 13(d) of the Exchange Act, proxy, vote, written notice or otherwise) the acquisition by any Person or group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), including any group acting for the purpose of acquiring, holding or disposing of securities (within the meaning of Rule 13d-5(b)(1) under the Exchange Act), other than the Permitted Holders and their Related Parties, in a single transaction or in a related series of transactions, by way of merger, consolidation or other business combination or purchase of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act, or any successor provision) of 50% or more of the total voting power of the Voting Stock of Alliance.

The definition of Change of Control includes a phrase relating to the sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the assets of Alliance and its Subsidiaries (determined on a consolidated basis). Although there is a developing body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require Alliance to repurchase such notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of Alliance and its Subsidiaries taken as a whole to another Person or group may be uncertain.

“Consent Solicitation” means the solicitation of consents from holders of the 2012 Notes to amend the 2012 Notes and the indentures relating to the 2012 Notes.

“Consolidated Depreciation and Amortization Expense” means with respect to any Person for any period, the total amount of depreciation and amortization expense of such Person and its Restricted Subsidiaries for such period on a consolidated basis and otherwise determined in accordance with GAAP.

“Consolidated Interest Expense” means, with respect to any period, the sum, without duplication, of:

(a)        consolidated interest expense of such Person and its Restricted Subsidiaries for such period, to the extent such expense was deducted in computing Consolidated Net Income (including amortization of original issue discount, non-cash interest payments, the interest component of Capitalized Lease Obligations, and net payments and receipts (if any) pursuant to Hedging Obligations to the extent included in Consolidated Interest Expense, excluding amortization of deferred financing fees) and

(b)        consolidated capitalized interest of such Person and its Restricted Subsidiaries for such period, whether paid or accrued;

provided, however, that Receivables Fees shall be deemed not to constitute Consolidated Interest Expense.

“Consolidated Net Income” means, with respect to any Person for any period, the aggregate of the Net Income, of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, and otherwise determined in accordance with GAAP; provided, however, that

(a)        any net after-tax extraordinary or nonrecurring or unusual gains or losses (less all fees and expenses relating thereto) shall be excluded,

(b)        the Net Income for such period shall not include the cumulative effect of a change in accounting principles during such period,

(c)        any net after-tax income (loss) from discontinued operations and any net after-tax gains or losses on disposal of discontinued operations shall be excluded,

(d)        any net after-tax gains or losses (less all fees and expenses relating thereto) attributable to asset dispositions other than in the ordinary course of business (as determined in good faith by the Board of Directors of Alliance) shall be excluded,

(e)        the Net Income for such period of any Person that is not a Subsidiary, or is an Unrestricted Subsidiary, or that is accounted for by the equity method of accounting, shall be included only to the extent of the amount of dividends or distributions or other payments paid in cash (or to the extent converted into cash) to the referent Person or a Restricted Subsidiary thereof in respect of such period, and

(f)        the Net Income for such period of any Restricted Subsidiary shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of its Net Income is not at the date of determination permitted without any prior governmental approval (which has not been obtained) or, directly or indirectly, by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule, or governmental regulation applicable to that Restricted Subsidiary or its stockholders, unless such restriction with respect to the payment of dividends or in similar distributions has been legally waived.

“Contingent Obligations” means, with respect to any Person, any obligation of such Person guaranteeing any leases, dividends or other obligations that do not constitute Indebtedness (“Primary Obligations”) of any other Person (the “Primary Obligor”) in any manner, whether directly or indirectly, including, without limitation, any obligation of such Person, whether or not contingent,

(a)        to purchase any such primary obligation or any property constituting direct or indirect security therefor,

(b)        to advance or supply funds

(1)        for the purchase or payment of any such primary obligation, or

(2)        to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor; or

(c)        to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation against loss in respect thereof.

“Credit Facilities” means, with respect to Alliance, one or more debt facilities (including, without limitation, the Credit Facility), commercial paper facilities or debt securities issuances with banks or other institutional lenders or noteholders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables), letters of credit or debt securities, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time.

“Credit Facility” means the credit facility provided to Alliance pursuant to the Credit Agreement, dated on or about the Issue Date, by and among Alliance, the lenders listed on the signature pages thereof and Deutsche Bank Trust Company Americas, as administrative agent for the lenders, including any guarantees, collateral documents, instruments and agreements executed in connection therewith, and the term Credit Facility shall also include any amendments, supplements, modifications, extensions, renewals, restatements or refundings thereof and any credit facilities or debt securities issuances that replace, refund or refinance any part of the loans, other credit facilities, commitments or securities thereunder, including any such replacement, refunding or refinancing facility that increases the amount borrowable thereunder or alters the maturity thereof.

“Designated Noncash Consideration” means the fair market value of noncash consideration received by Alliance or one of its Restricted Subsidiaries in connection with an Asset Sale that is so designated as Designated Noncash Consideration pursuant to an Officers’ Certificate, setting forth the basis of such valuation, executed by the principal executive officer and the principal financial officer of Alliance, less the amount of cash or Cash Equivalents received in connection with a sale of such Designated Noncash Consideration.

“Designated Preferred Stock” means preferred stock of Alliance (other than Disqualified Stock) that is issued for cash (other than to a Restricted Subsidiary) and is so designated as Designated Preferred Stock, pursuant to an Officers’ Certificate executed by the principal executive officer and the principal financial officer of Alliance, on the issuance date thereof, the cash proceeds of which are excluded from the calculation set forth in subclause (3) of the first paragraph of the covenant described under “—Certain Covenants—Limitation on Restricted Payments.”

“Disqualified Stock” means, with respect to any Person, any Capital Stock of such Person which, by its terms (or by the terms of any security into which it is convertible or for which it is putable or exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder thereof, in whole or in part, in each case prior to the date 91 days after the maturity date of the notes; provided, however, that if such Capital Stock is issued to any employee or to any plan for the benefit of employees of Alliance or its Subsidiaries or by any such plan to such employees, such Capital Stock shall not constitute Disqualified Stock solely because it may be required to be repurchased by Alliance in order to satisfy applicable statutory or regulatory obligations or pursuant to any employee benefit plan or award pursuant to any such employee benefit plan; provided, further, that any Capital Stock that would constitute Disqualified Stock solely because the holders thereof (or of any security into which it is convertible or for which it is exchangeable) have the right to require the issuer to repurchase such Capital Stock (or such security into which it is convertible or for which it is exchangeable) upon the occurrence of any of the events constituting an Asset Sale or a Change of Control shall not constitute Disqualified Stock if such Capital Stock (and all such securities into which it is convertible or for which it is exchangeable) provides that the issuer thereof will not repurchase or redeem any such Capital Stock (or any such security into which it is convertible or for which it is exchangeable) pursuant to such provisions prior to compliance by Alliance with the provisions of the indenture described under the caption “—Repurchase at the Option of Holders—Change of Control” or “—Repurchase at the Option of Holders—Asset Sales,” as the case may be.

“EBITDA” means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period plus to the extent included in the calculation of such Consolidated Net Income

(a)        provision for taxes based on income or profits of such Person for such period, plus

(b)        Consolidated Interest Expense of such Person for such period and any Receivables Fees paid by such Person or any of its Restricted Subsidiaries during such period, plus

(c)        Consolidated Depreciation and Amortization Expense of such Person for such period, including amortization of deferred financing fees, plus

(d)        any expenses or charges related to any Equity Offering, Permitted Investment or Indebtedness permitted to be incurred by the indenture or any costs incurred in the cancellation of stock options, plus

(e)        the amount of any restructuring charge, severance costs or similar charges, plus

(f)        without duplication, any other non-cash charges reducing Consolidated Net Income for such period (excluding any such charge which requires an accrual of a cash reserve for anticipated cash charges for any future period), plus

(g)        the amount of any minority interest expense, plus

(h)        transactions costs in connection with acquisitions permitted by the indenture, less

(i)        without duplication, non-cash items increasing Consolidated Net Income (excluding any items which represent the reversal of any accrual of, or cash reserve for, anticipated cash charges in any prior period).

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Equity Offering” means any public or private sale of common stock or preferred stock of Alliance (excluding Disqualified Stock), other than

(a)        public offerings with respect to Alliance’s common stock registered on Form S-8 and

(b)        any such public or private sale that constitutes an Excluded Contribution.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission promulgated thereunder.

“Excluded Contributions” means the net cash proceeds received by Alliance after the Issue Date from

(a)        contributions to its equity capital other than contributions from the issuance of Disqualified Stock and

(b)        the sale (other than to a Subsidiary or to any Alliance or Subsidiary management equity plan or stock option plan or any other management or employee benefit plan or agreement) of Capital Stock (other than Disqualified Stock) of Alliance, in each case designated as Excluded Contributions pursuant to an Officers’ Certificate executed by the principal executive officer and the principal financial officer of Alliance on the date such capital contributions are made or the date such Equity Interests are sold, as the case may be, the cash proceeds of which are excluded from the calculation set forth in subclause (3) of the first paragraph of the “—Certain Covenants—Limitation on Restricted Payments” covenant.

“Existing Credit Agreement Refinancing” means the refinancing of the existing credit agreement provided to Alliance pursuant to the Credit Agreement, dated as of November 2, 1999, as amended, by and among Alliance, the lenders party thereto and Deutsche Bank Trust Company Americas, as administrative agent for the lenders.

“Existing Indebtedness” means Indebtedness of Alliance or its Restricted Subsidiaries in existence on the Issue Date, plus interest accruing thereon, after giving effect to the Refinancing Transactions and the anticipated uses of the net proceeds therefrom (including, without limitation, any 2012 Notes that remain outstanding after the expiration of the Tender Offer).

“Fixed Charge Coverage Ratio” means, with respect to any Person for any period, the ratio of EBITDA of such Person for such period to the Fixed Charges of such Person for such period. In the event that Alliance or any of its Restricted Subsidiaries incurs, assumes, guarantees or redeems any Indebtedness (other than in the case of (i) revolving credit borrowings, in which case interest expense shall be computed based upon the average daily balance of such Indebtedness during the applicable period and (ii) capitalized leases related to imaging or therapeutic systems, in which case imputed interest expense shall be computed from the date of such capitalized lease) or issues or redeems preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but prior to the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, guarantee or redemption of Indebtedness, or such issuance or redemption of preferred stock, plus the application of any proceeds therefrom as if the same had occurred at the beginning of the applicable four-quarter period. For purposes of making the computation referred to above, Investments, acquisitions, dispositions, mergers, consolidations and discontinued operations (as determined in accordance with GAAP) that have been made by Alliance or any of its Restricted Subsidiaries during the four-quarter reference period or subsequent to such reference period and on or prior to or simultaneously with the Calculation Date shall be calculated on a pro forma basis assuming that all such Investments, acquisitions, dispositions, discontinued operations, mergers and consolidations (and the reduction of any associated fixed charge obligations and the change in EBITDA resulting therefrom) had occurred on the first day of the four-quarter reference period. If since the beginning of such period any Person (that subsequently became a Restricted Subsidiary or was merged with or into Alliance or any Restricted Subsidiary since the beginning of such period) shall have made any Investment, acquisition, disposition, discontinued operation, merger or consolidation that would have required adjustment pursuant to this definition, then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, discontinued operation, merger or consolidation had occurred at the beginning of the applicable four-quarter period. For purposes of this definition, whenever pro forma effect is to be given to a transaction, the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of Alliance. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligations applicable to such Indebtedness). Interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by a responsible financial or accounting officer of Alliance to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP. For purposes of making the computation referred to above, interest on any Indebtedness under a revolving credit facility computed on a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the applicable period. Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rate, shall be deemed to have been based upon the rate actually chosen, or, if none, then based upon such optional rate chosen as Alliance may designate.

“Fixed Charges” means, with respect to any Person for any period, the sum of (a) Consolidated Interest Expense of such Person for such period and (b) all cash dividend payments (excluding items eliminated in consolidation) on any series of preferred stock of such Person.

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on the Issue Date.

“Government Securities” means securities that are

(a)        direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged, or

(b)        obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depositary receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act), as custodian with respect to any such Government Securities or a specific payment of principal of or interest on any such Government Securities held by such custodian for the account of the holder of such depositary receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depositary receipt from any amount received by the custodian in respect of the Government Securities or the specific payment of principal of or interest on the Government Securities evidenced by such depositary receipt.

“guarantee” means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness or other obligations.

“Guarantee” means any guarantee of the obligations of Alliance under the indenture and the notes by any Person in accordance with the provisions of the indenture. When used as a verb, “Guarantee” shall have a corresponding meaning. No Guarantees will be issued in connection with the initial offering and sale of the notes.

“Guarantor” means any Person that incurs a Guarantee; provided that upon the release and discharge of such Person from its Guarantee in accordance with the indenture, such Person shall cease to be a Guarantor. No Guarantees will be issued in connection with the initial offering and sale of the notes.

“Hedging Obligations” means, with respect to any Person, the obligations of such Person under

(a)        currency exchange or interest rate swap agreements, currency exchange or interest rate cap agreements and currency exchange or interest rate collar agreements and

(b)        other agreements or arrangements designed to protect such Person against fluctuations in currency exchange, interest rates or commodity prices.

“Indebtedness” means, with respect to any Person,

(a)        any indebtedness of such Person, whether or not contingent

(1)        in respect of borrowed money,

(2)        evidenced by bonds, notes, debentures or similar instruments or letters of credit or bankers’ acceptances (or, without double counting, reimbursement agreements in respect thereof),

(3)        representing the balance deferred and unpaid of the purchase price of any property (including Capitalized Lease Obligations), except any such balance that constitutes a trade payable or similar obligation to a trade creditor, in each case accrued in the ordinary course of business or

(4)        representing any Hedging Obligations,

if and to the extent of any of the foregoing Indebtedness (other than letters of credit and Hedging Obligations) that would appear as a liability upon a balance sheet (excluding the footnotes thereto) of such Person prepared in accordance with GAAP,

(b)        to the extent not otherwise included, any obligation by such Person to be liable for, or to pay, as obligor, guarantor or otherwise, the Indebtedness of another Person (other than by endorsement of negotiable instruments for collection in the ordinary course of business), and

(c)        to the extent not otherwise included, Indebtedness of another Person secured by a Lien on any asset owned by such Person (whether or not such Indebtedness is assumed by such Person);

provided, however, that Contingent Obligations incurred in the ordinary course of business shall be deemed not to constitute Indebtedness and obligations under or in respect of Receivables Facilities shall not be deemed to constitute Indebtedness of a Person.

“Independent Financial Advisor” means an accounting, appraisal, investment banking firm or consultant to Persons engaged in Similar Businesses of nationally recognized standing that is, in the judgment of Alliance’s Board of Directors, as evidenced by a board resolution, qualified to perform the task for which it has been engaged; provided that such firm or consultant is not an Affiliate of Alliance.

“Investment Grade Securities” means

(a)        securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof (other than Cash Equivalents),

(b)        debt securities or debt instruments with a rating of BBB- or higher by S&P or Baa3 or higher by Moody’s or the equivalent of such rating by such rating organization, or, if no rating of S&P or Moody’s then exists, the equivalent of such rating by any other nationally recognized securities rating agency, but excluding any debt securities or instruments constituting loans or advances among Alliance and its Subsidiaries, and

(c)        investments in any fund that invests exclusively in investments of the type described in clauses (a) and (b) which fund may also hold immaterial amounts of cash pending investment and/or distribution.

“Investments” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of loans (including guarantees), advances or capital contributions (excluding advances to customers, commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities issued by any other Person and investments that are required by GAAP to be classified on the balance sheet (excluding the footnotes thereto) of Alliance in the same manner as the other investments included in this definition to the extent such transactions involve the transfer of cash or other property. For purposes of the definition of “Unrestricted Subsidiary” and the covenant described under “—Certain Covenants—Limitation on Restricted Payments,”

(a)        “Investments” shall include the portion (proportionate to Alliance’s equity interest in such Subsidiary) of the fair market value of the net assets of a Subsidiary of Alliance at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a

Restricted Subsidiary, Alliance shall be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary equal to an amount (if positive) equal to

(1)        Alliance’s “Investment” in such Subsidiary at the time of such redesignation less

(2)        the portion (proportionate to Alliance’s equity interest in such Subsidiary) of the fair market value of the net assets of such Subsidiary at the time of such redesignation; and

(b)        any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer, in each case as determined in good faith by the Board of Directors.

“Issue Date” means December 1, 2009, the initial closing date for the sale and original issuance of the notes under the indenture.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction); provided that in no event shall an operating lease be deemed to constitute a Lien.

“Management Group” means the group consisting of the Officers of Alliance.

“Moody’s” means Moody’s Investors Service, Inc., and its successors.

“Net Income” means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends.

“Net Proceeds” means the aggregate cash proceeds received by Alliance or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any Designated Noncash Consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale and the sale or disposition of such Designated Noncash Consideration (including, without limitation, legal, accounting and investment banking fees, and brokerage and sales commissions), and any relocation expenses incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements related thereto), amounts required to be applied to the repayment of principal, premium (if any) and interest on Indebtedness required (other than required by clause (a) of the second paragraph of “—Repurchase at the Option of Holders—Asset Sales”) to be paid as a result of such transaction and any deduction of appropriate amounts to be provided by Alliance as a reserve in accordance with GAAP against any liabilities associated with the asset disposed of in such transaction and retained by Alliance after such sale or other disposition thereof, including, without limitation, pension and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with such transaction.

“Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements (including, without limitation, reimbursement obligations with respect to letters of credit and bankers’ acceptances), damages and other liabilities payable under the documentation governing any Indebtedness.

“Officer” means the Chairman of the Board, the President, any Executive Vice President, Senior Vice President or Vice President, the Treasurer or the Secretary of Alliance.

“Officers’ Certificate” means a certificate signed on behalf of Alliance by two officers of Alliance, one of whom must be the principal executive officer, the principal financial officer, the treasurer or the principal accounting officer of Alliance that meets the requirements set forth in the indenture.

“Pari Passu Indebtedness” means

(a)        with respect to the notes, Indebtedness which ranks pari passu in right of payment to the notes; and

(b)        with respect to any Guarantee, Indebtedness which ranks pari passu in right of payment to such Guarantee.

“Permitted Holders” means Oaktree Capital Management, L.P., MTS Health Investors, LLC and any of their respective Affiliates and the Management Group.

“Permitted Investments” means

(a)        any Investment in Alliance or any Restricted Subsidiary;

(b)        any Investment in cash and Cash Equivalents or Investment Grade Securities;

(c)        any Investment by Alliance or any Restricted Subsidiary of Alliance in a Person that is a Similar Business if as a result of such Investment

(i)        such Person becomes a Restricted Subsidiary or

(ii)        such Person, in one transaction or a series of related transactions, is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, Alliance or a Restricted Subsidiary;

(d)        any Investment in securities or other assets not constituting Cash Equivalents and received in connection with an Asset Sale made pursuant to the provisions of “—Repurchase at the Option of Holders—Asset Sales” or any other disposition of assets not constituting an Asset Sale;

(e)        any Investment existing on Issue Date;

(f)        advances to employees not in excess of $10 million outstanding at any one time, in the aggregate;

(g)        any Investment acquired by Alliance or any of its Restricted Subsidiaries

(i)        in exchange for any other Investment or accounts receivable held by Alliance or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable,

(ii)        as a result of a foreclosure by Alliance or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default or

(iii)        in connection with a transaction or series of transactions in which the Person that owns the Investment becomes a Restricted Subsidiary or is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into Alliance or a Restricted Subsidiary; provided that such Investment was not made in contemplation of such transaction of series of transactions;

(h)        Hedging Obligations permitted under clause (i) of the “—Certain Covenants—Limitation of Incurrence of Indebtedness and Issuance of Disqualified Stock” covenant;

(i)        loans and advances to officers, directors and employees for business-related travel expenses, moving expenses and other similar expenses, in each case incurred in the ordinary course of business;

(j)        any Investment in a Similar Business having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (j) that are at that time outstanding, not to exceed the greater of

(x)        $50 million, or

(y)        7.5% of Total Assets at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

(k)        Investments the payment for which consists of Equity Interests of Alliance (exclusive of Disqualified Stock); provided, however, that such Equity Interests will not increase the amount available for Restricted Payments under subclause (3) of the first paragraph of the “—Certain Covenants—Limitation on Restricted Payments” covenant;

(l)        additional Investments having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (1) that are at that time outstanding, not to exceed the greater of

(x)        $30 million or

(y)        5% of Total Assets at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

(m)        any transaction to the extent it constitutes an Investment that is permitted by and made in accordance with the provisions of the second paragraph of the covenant described under “—Certain Covenants—Transactions with Affiliates” (except transactions described in clauses (2) and (5) of such paragraph);

(n)        Investments relating to any special purpose Wholly Owned Subsidiary of Alliance organized in connection with a Receivables Facility that, in the good faith determination of the Board of Directors of Alliance, are necessary or advisable to effect such Receivables Facility; and

(o)        guarantees (including Guarantees) permitted under the covenants described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock” and “—Certain Covenants—Limitation on Guarantees of Indebtedness by Restricted Subsidiaries.”

“Permitted Liens” means:

(1)        Liens in favor of Alliance or any Restricted Subsidiary;

(2)        Liens on property of a Person existing at the time such Person is merged with or into or consolidated with Alliance or any of its Restricted Subsidiaries; provided that such Liens were in existence prior to the contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with Alliance or the Restricted Subsidiary;

(3)        Liens on property (including Capital Stock) existing at the time of acquisition of the property by Alliance or any of its Restricted Subsidiaries, provided that such Liens were in existence prior to the contemplation of such acquisition and do not extend to any property other than that acquired;

(4)        Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business;

(5)        Liens to secure Indebtedness permitted by clause (d) of the second paragraph of the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock” covering only the assets acquired with such Indebtedeness;

(6)        Liens to secure Indebtedness and related Obligations (x) permitted by clause (a), (j) or (m) of the second paragraph of the covenant described under “—Certain Covenants—Limitation on Incurrence of

Indebtedness and Issuance of Disqualified Stock” and (y) additional Indebtedness in excess of the maximum amount permitted pursuant to subclause (x) (to the extent such maximum amount has been borrowed or commitments are in effect with respect to such maximum amount), so long as immediately after giving effect to the incurrence of any Indebtedness pursuant to this subclause (y) (or, in the case of revolving Indebtedness, the obtaining of a commitment for such Indebtedness), the Senior Secured Leverage Ratio would be less than or equal to 3.0 to 1.0;

(7)        Liens existing on the Issue Date (other than Liens described in clause (6) above);

(8)        Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded, provided that any reserve or other appropriate provision as is required in conformity with GAAP has been made therefor;

(9)        Liens upon specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(10)        carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other like Liens arising in the ordinary course of business for amounts which are not overdue for a period of more than 30 days or which are being contested in good faith and by appropriate proceedings diligently conducted, if adequate reserves with respect thereto are maintained on the books of the applicable Person in accordance with GAAP;

(11)        any pledges or deposits in the ordinary course of business in connection with workers’ compensation, employment and unemployment insurance and other social security legislation, other than any Lien imposed by Section 401(a)(29) or Section 412(n) of ERISA;

(12)        deposits to secure the performance of bids, trade contracts and leases (other than Indebtedness), statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature, or arising as a result of process payments under government contracts to the extent required or imposed by applicable laws, all to the extent incurred in the ordinary course of business;

(13)        easements, rights-of-way, restrictions and other similar encumbrances affecting real property which, in the aggregate, are not substantial in amount, and which do not in any case materially detract from the value of the real property subject thereto or materially interfere with the ordinary conduct of the business of the applicable Person conducted and proposed to be conducted at such real property;

(14)        financing statements with respect to a lessor’s rights in and to personal property leased to such Person in the ordinary course of such Person’s business;

(15)        Liens securing the notes and any Guarantees;

(16)        Liens securing other Indebtedness in an amount not to exceed $25 million at any time outstanding;

(17)        Liens securing Refinancing Indebtedness in respect of Indebtedness secured by Liens permitted by clauses (2), (3), (6)(y), (7) and (17) of this definition; provided that such Liens do not extend to any property other than the property which secured the Indebtedness so refinanced; and

(18)        Liens on accounts receivable and related assets in connection with a Receivables Facility.

“Person” means any individual, corporation, partnership, joint venture, association, joint stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“Preferred Stock” means any Equity Interest with preferential right of payment of dividends or upon liquidation, dissolution, or winding up.

Any such designation by the Board of Directors of Alliance shall be evidenced to the Trustee by filing with the Trustee a certified copy of a resolution adopted by the majority of the Board of Directors of Alliance giving effect to such designation and an Officers’ Certificate certifying that such designation complied with foregoing conditions.

“Receivables Facility” means one or more receivables financing facilities, as amended from time to time, pursuant to which Alliance and/or any of its Restricted Subsidiaries sells its accounts receivable to a Person that is not a Restricted Subsidiary.

“Receivables Fees” means distributions or payments made directly or by means of discounts with respect to any participation interests issued or sold in connection with, and other fees paid to a Person that is not a Restricted Subsidiary in connection with, any Receivables Facility.

“Refinancing Transactions” means the Tender Offer and Consent Solicitation and the Existing Credit Agreement Refinancing.

“Related Parties” means any Person controlled by a Permitted Holder, including any partnership of which a Permitted Holder or its Affiliates is the general partner.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” means, at any time, any direct or indirect Subsidiary of Alliance that is not then an Unrestricted Subsidiary; provided, however, that upon the occurrence of an Unrestricted Subsidiary ceasing to be an Unrestricted Subsidiary, such Subsidiary shall be included in the definition of “Restricted Subsidiary.”

“S&P” means Standard and Poor’s Ratings Group, a division of McGraw-Hill, Inc., and its successors.

“Secured Debt” means, for any Person, the consolidated amount of Indebtedness of such Person and its Restricted Subsidiaries that it is secured by a Lien on any assets of such Person or its Restricted Subsidiaries and treating any commitment to provide any revolving Indebtedness as though such commitment was fully drawn; provided that Indebtedness incurred pursuant to a Receivables Facility shall be excluded from any calculation of Secured Debt.

“Senior Secured Leverage Ratio” means, with respect to any Person for any period, the ratio of Secured Debt of such Person as of the last day of the most recent fiscal quarter ending prior to the date of the transaction giving rise to the need to calculate the Senior Secured Leverage Ratio for which internal financial statements are available (the “Transaction Date”) to (y) EBITDA of such Person for the most recently ended period of four fiscal quarters ending prior to the Transaction Date for which internal financial statements are available determined on a pro forma basis (including a pro forma application of the net proceeds of any such Secured Debt). In the event Alliance or any of its Restricted Subsidiaries incurs, assumes, guarantees or redeems any Indebtedness or issues or redeems Preferred Stock subsequent to the commencement of the period for which the Senior Secured Leverage Ratio is being calculated but prior to the event for which the calculation of the Senior Secured Leverage Ratio is made (the “Calculation Date”), then the Senior Secured Leverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, guarantee or redemption of Indebtedness, or such issuance or redemption of preferred stock, plus the application of any proceeds therefrom as if the same had occurred at the beginning of the applicable four-quarter period. For purposes of making the computation referred to above, Investments, acquisitions, dispositions, mergers, consolidations and discontinued operations (as determined in accordance with GAAP) that have been made by Alliance or any of its Restricted Subsidiaries during the four-quarter reference period or subsequent to such reference period and on or prior to or simultaneously with the Calculation Date shall be calculated on a pro forma basis assuming that all such Investments, acquisitions, dispositions, discontinued operations, mergers and consolidations (and the change in EBITDA resulting therefrom) had occurred on the first day of the four-quarter reference period. If since the beginning of such period any Person (that subsequently became a Restricted Subsidiary or was merged with or into Alliance or any Restricted Subsidiary since the beginning of such period) shall have made any Investment, acquisition, disposition, discontinued operation, merger or consolidation that would have required adjustment pursuant to this definition, then the Senior Secured Leverage Ratio shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, discontinued operation, merger or consolidation had occurred at the beginning of the applicable four-quarter period. For purposes of this definition, whenever pro forma effect is to be given to a transaction, the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of Alliance.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the Commission promulgated thereunder.

“Significant Subsidiary” means any Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the date hereof.

“Similar Business” means a business the majority of whose revenues are derived from the provision of diagnostic, therapeutic or other healthcare-related services or any business or activity that is reasonably similar thereto or a reasonable extension, development or expansion thereof or ancillary thereto as determined in good faith by the Board of Directors of Alliance.

“Subordinated Indebtedness” means

(a)        with respect to the notes, any Indebtedness of Alliance which is by its terms subordinated in right of payment to the notes and

(b)        with respect to any Guarantee, any Indebtedness of the applicable Guarantor which is by its terms subordinated in right of payment to such Guarantee.

“Subsidiary” means, with respect to any Person,

(a)        any corporation, association, or other business entity (other than a partnership) of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time of determination owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof and

(b)        any partnership, joint venture, limited liability company or similar entity of which

(1)        more than 50% of the capital accounts, distribution rights, total equity and voting interests or general or limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof whether in the form of membership, general, special or limited partnership or otherwise and

(2)        such Person or any Wholly Owned Restricted Subsidiary of such Person is a controlling general partner or otherwise controls such entity.

“Tender Offer” means the cash tender offer for any and all outstanding 2012 Notes commenced by Alliance on November 12, 2009.

“Total Assets” means the total consolidated assets of Alliance and its Restricted Subsidiaries, as shown on the most recent balance sheet (excluding the footnotes thereto) of Alliance.

“Unrestricted Subsidiary” means

(a)        any Subsidiary of Alliance which at the time of determination is an Unrestricted Subsidiary (as designated by the Board of Directors of Alliance, as provided below);

(b)        any Subsidiary of an Unrestricted Subsidiary; and

(c)        each of (i) Alliance Diagnostic Venture, LLC; (ii) Rhode Island PET Services, LLC; (iii) Advanced Imaging of Lafayette, LLC; (iv) Los Alamitos Imaging Center, LLC; (v) Western Massachusetts Imaging Center, LLC; (vi) Tri-City PET/CT, LLC; (vii) Alliance-HNV PET/CT Services, LLC; and (viii) Alliance-HNV PET/CT Leasing Company, LLC.

The Board of Directors of Alliance may designate any Subsidiary of Alliance (including any existing Subsidiary and any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Equity Interests of, or owns, or holds any Lien on, any property of, Alliance or any Subsidiary of Alliance (other than any Subsidiary of the Subsidiary to be so designated); provided that

(1)        any Unrestricted Subsidiary must be an entity of which shares of the capital stock or other equity interests (including partnership interests) entitled to cast at least a majority of the votes that may be cast by all shares or equity interests having ordinary voting power for the election of directors or other governing body are owned, directly or indirectly, by Alliance,

(2)        Alliance certifies that such designation complies with the covenants described under “—Certain Covenants—Limitation on Restricted Payments” and

(3)        each of

(A)        the Subsidiary to be so designated and

(B)        its Subsidiaries

has not at the time of designation, and does not thereafter, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable with respect to any Indebtedness pursuant to which the lender has recourse to any of the assets of Alliance or any of its Restricted Subsidiaries, other than guarantees of Indebtedness otherwise permitted by the terms of the Indenture in an aggregate principal amount not to exceed $30 million at any time outstanding.

The Board of Directors may designate any Unrestricted Subsidiary (including any Unrestricted Subsidiary set forth in clause (c) of this definition) to be a Restricted Subsidiary; provided that, immediately after giving effect to such designation,

(x)        Alliance could incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock” or

(y)        the Fixed Charge Coverage Ratio for Alliance and its Restricted Subsidiaries would be greater than such ratio for Alliance and its Restricted Subsidiaries immediately prior to such designation, in each case on a pro forma basis taking into account such designation.

Any such designation by the Board of Directors shall be notified by Alliance to the trustee by promptly filing with the trustee a copy of the board resolution giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the foregoing provisions.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness or Disqualified Stock, as the case may be, at any date, the quotient obtained by dividing

(a)        the sum of the products of the number of years from the date of determination to the date of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Disqualified Stock multiplied by the amount of such payment, by

(b)        the sum of all such payments.

“Wholly Owned Restricted Subsidiary” is any Wholly Owned Subsidiary that is a Restricted Subsidiary.

“Wholly Owned Subsidiary” of any Person means a Subsidiary of such Person 100% of the outstanding Capital Stock or other ownership interests of which (other than directors’ qualifying shares) shall at the time be owned by such Person or by one or more Wholly Owned Subsidiaries of such Person and one or more Wholly Owned Subsidiaries of such Person.

BOOK-ENTRY; DELIVERY AND FORM

The Global Exchange Notes

The Company expects that pursuant to procedures established by DTC (i) upon the issuance of the global exchange notes, DTC or its custodian will credit, on its internal system, the principal amount at maturity of the individual beneficial interests represented by such global exchange notes to the respective accounts of Persons who have accounts with such depositary and (ii) ownership of beneficial interests in the global exchange notes will be shown on, and the transfer of such ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of Persons other than participants). Ownership of beneficial interests in the global exchange notes will be limited to Persons who have accounts with DTC (“participants”) or Persons who hold interests through participants. Holders may hold their interests in the global exchange notes directly through DTC if they are participants in such system, or indirectly through organizations which are participants in such system.

So long as DTC, or its nominee, is the registered owner or holder of the exchange notes, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the exchange notes represented by such global exchange notes for all purposes under the indenture. No beneficial owner of an interest in the global exchange notes will be able to transfer that interest except in accordance with DTC’s procedures, in addition to those provided for under the indenture with respect to the notes.

Payments of the principal of, premium (if any) and interest on the global exchange notes will be made to DTC or its nominee, as the case may be, as the registered owner thereof. None of the Company, the trustee or any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global exchange notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interest.

The Company expects that DTC or its nominee, upon receipt of any payment of principal, premium, if any, interest (including liquidated damages) on the global exchange notes, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global exchange notes as shown on the records of DTC or its nominee. The Company also expects that payments by participants to owners of beneficial interests in the global exchange notes held through such participants will be governed by standing instructions and customary practice, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

Transfers between participants in DTC will be effected in the ordinary way through DTC’s same-day funds system in accordance with DTC rules and will be settled in same day funds. If a holder requires physical delivery of a Certificated Security for any reason, including to sell notes to Persons in states which require physical delivery of the notes, or to pledge such securities, such holder must transfer its interest in a global note, in accordance with the normal procedures of DTC and with the procedures set forth in the indenture.

DTC has advised the Company that it will take any action permitted to be taken by a holder of exchange notes (including the presentation of notes for exchange as described below) only at the direction of one or more participants to whose account the DTC interests in the global exchange notes are credited and only in respect of such portion of the aggregate principal amount of exchange notes as to which such participant or participants has or have given such direction. However, if there is an event of default under the indenture, DTC will exchange the global exchange notes for Certificated Securities, which it will distribute to its participants and which will be legended as set forth under the heading “Notice to Investors.”

DTC has advised the Company as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code and a “Clearing Agency” registered pursuant to the provisions of

Section 17A of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly (“indirect participants”).

Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the global exchange notes among participants of DTC, it is under no obligation to perform such procedures, and such procedures may be discontinued at any time. Neither the Company nor the trustee will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Certificated Securities

Certificated Securities shall be issued in exchange for beneficial interests in the global exchange notes (i) if requested by a holder of such interests or (ii) if DTC is at any time unwilling or unable to continue as a depositary for the global exchange notes and a successor depositary is not appointed by the Company within 90 days.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of the material U.S. federal income tax consequences relevant to the exchange of private notes for exchange notes in the exchange offer and the ownership and disposition of the exchange notes, but does not purport to be a complete analysis of all potential tax effects. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury Regulations issued thereunder, Internal Revenue Service (“IRS”) rulings and pronouncements, and judicial decisions, all as of the date hereof. These authorities may change, possibly retroactively, so as to result in U.S. federal income tax consequences different from those set forth below. The Company has not obtained, and does not intend to obtain, a ruling from the Internal Revenue Service (“IRS”) with respect to the U.S. federal income tax considerations described herein and, as a result, there can be no assurance that the IRS will not challenge one or more of the tax consequences described herein and that a court would not agree with the IRS.

This summary is limited to holders who purchase and hold the notes as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). This summary is expressly limited to U.S. federal income tax law and does not address the effect of the U.S. federal estate or gift tax laws or the effect of any tax treaties, or the tax considerations arising under the laws of any foreign, state or local jurisdiction. In addition, this discussion does not address tax considerations that may be relevant to a holder’s particular circumstances or to holders subject to special tax rules, including, without limitation:

•	banks, insurance companies or other financial institutions;

•	holders subject to the alternative minimum tax;

•	tax-exempt organizations;

•	dealers in securities, currencies or commodities;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	regulated investment companies or real estate investment trusts;

•	foreign persons or entities (except to the extent specifically set forth below);

•	persons that are partnerships (or entities treated as partnerships) or other pass-through entities (or investors in such entities);

•	expatriates and certain former citizens or long-term residents of the United States;

•	U.S. holders (as defined below) whose functional currency is not the U.S. dollar;

•	persons who hold the notes as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction; or

•	persons deemed to sell the notes under the constructive sale provisions of the Code.

If an entity treated as a partnership for U.S. federal income tax purposes holds a note, the U.S. federal income tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Any partners of a partnership holding the notes are urged to consult their tax advisors.

YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Exchange Pursuant to this Exchange Offer

The exchange of private notes for exchange notes in the exchange offer will not constitute a taxable exchange for U.S. federal income tax purposes. As a result, (1) a holder will not recognize taxable gain or loss as a result of exchanging such holder’s private notes; (2) the holding period of the exchange notes will include the holding period of the private notes exchanged therefor; and (3) the adjusted basis of the exchange notes received will be the same as the adjusted basis of the private notes exchanged therefor immediately before such exchange.

Consequences to U.S. Holders

The following is a summary of the material U.S. federal income tax consequences that will apply to a U.S. holder of the exchange notes. The material consequences to non-U.S. holders (as defined below) of the exchange notes are summarized under “—Consequences to Non-U.S. Holders” below. For purposes of this discussion, a “U.S. holder” means a beneficial owner of notes that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust, (i) if a U.S. court can exercise primary supervision over the administration of the trust and one or more U.S. persons (within the meaning of the Code) can control all substantial trust decisions, or, (ii) if the trust was in existence on August 20, 1996 and has validly elected to continue to be treated as a U.S. person (within the meaning of the Code).

Interest

A U.S. holder generally will be required to include in gross income as ordinary interest income the stated interest on a note at the time the interest accrues or is treated as received, in accordance with the U.S. holder’s regular method of accounting for U.S. federal income tax purposes.

Alternatively, a U.S. holder may elect to include all interest (including de minimis OID and market discount) in gross income on a constant yield basis. The mechanics and implications of such an election are complex, and, as a result, U.S. holders should consult their tax advisors regarding the advisability of making such an election.

Optional Redemption; Repurchase at Option of Holders

As described under the headings “Description of the Notes—Optional Redemption” and “Description of the Notes—Repurchase at the Option of Holders—Change of Control,” we may be obligated to pay amounts in excess of stated interest or principal on the notes. Although the issue is not free from doubt, we intend to take the position that the possibility of such payments does not result in the notes being treated as contingent payment debt instruments under the applicable Treasury regulations. Our position is binding on a U.S. holder unless such holder discloses its contrary position in the manner required by applicable Treasury Regulations. Our position is not binding on the IRS, and if the IRS were to take a contrary position, U.S. holders may be required to treat any gain recognized on the sale or other disposition of the notes as ordinary income rather than as capital gain. Furthermore, U.S. holders would be required to accrue interest income on a constant yield basis at an assumed yield determined at the time of issuance of the notes, with adjustments to such accruals when any contingent payments are made that differ from the payments calculated based on the assumed yield. U.S. holders are urged to consult their tax advisors regarding the potential application to the notes of the contingent payment debt instrument rules and the consequences thereof. The remainder of this discussion assumes that the notes will not be treated as contingent payment debt instruments.

Market Discount

If a U.S. holder acquires a note and, immediately after such acquisition, such holder’s adjusted basis in the note is less than its stated principal amount, the amount of such difference is treated as “market discount” for U.S. federal income tax purposes, subject to a de minimis limitation. Under the market discount rules of the Code, a U.S. holder will be required to treat any partial payment of principal on a note, and any gain on the sale, exchange, retirement or other disposition of such note, as ordinary income to the extent of the accrued market discount that has not previously been included in income, subject to certain exceptions. If a U.S. holder disposes of such note in certain otherwise nontaxable transactions, accrued market discount must be included as ordinary income by such holder as if such holder had sold the note at its then fair market value.

In general, the amount of market discount that has accrued is determined on a ratable basis. U.S. holders may, however, elect to determine the amount of accrued market discount on a constant yield to maturity basis. This election is made on a note-by-note basis and is irrevocable.

With respect to notes with market discount, a U.S. holder may not be allowed to deduct immediately a portion of the interest expense on any indebtedness incurred or continued in order to purchase or to carry the notes. A U.S. holder may elect to include market discount in income currently as it accrues, in which case the interest deferral rule set forth in the preceding sentence will not apply. This election will apply to all market discount debt instruments acquired by the U.S. holder on or after the first day of the first taxable year to which the election applies and is irrevocable without the consent of the IRS. The U.S. holder’s adjusted basis in a note will be increased by the amount of market discount included in such holder’s income under the election.

Amortizable Bond Premium

If a U.S. holder acquires a note and, immediately after such acquisition, such holder’s adjusted basis in the note exceeds its stated principal amount, such holder will be considered to have acquired the note with “bond premium” equal to such excess amount. Generally, the U.S. holder may elect to amortize such bond premium using a constant yield to maturity method, over the remaining term of the note (or, if it results in a smaller amount of amortizable bond premium, until an earlier call date). Under U.S. Treasury Regulations, the U.S. holder may offset the stated interest income allocable to an accrual period with the bond premium allocable to the accrual period. If the bond premium allocable to an accrual period exceeds the stated interest income allocable to the accrual period, the excess is treated as a bond premium deduction. However, the amount treated as a bond premium deduction is limited to the amount by which such holder’s total interest inclusions on the note in prior accrual periods exceed the total amount treated by such holder as a bond premium deduction in prior accrual periods. If any of the excess bond premium is not deductible, that amount is carried forward to the next accrual period and is treated as bond premium allocable to that period. If a U.S. holder elects to amortize bond premium, such holder must reduce such holder’s adjusted basis in the note by the amount of the bond premium used to offset stated interest income or treated as a deduction as set forth above. An election to amortize bond premium applies to all taxable debt obligations held during the taxable year for which the election is made or thereafter acquired by the U.S. holder and may be revoked only with the consent of the IRS.

Sale or Other Taxable Disposition of the Notes

Upon the sale, exchange, redemption, retirement or other taxable disposition of a note, a U.S. holder will generally recognize capital gain or loss equal to the difference between (i) the sum of the cash and the fair market value of all other property received on such disposition (except to the extent such cash or property is attributable to accrued but unpaid stated interest, which generally will be taxable as ordinary income) and (ii) the U.S. holder’s adjusted basis in the note. A U.S. holder’s adjusted basis in a note will generally equal the price paid for the note, increased by any market discount included in gross income with respect to the note and decreased by the amount of amortized bond premium, if any. Such capital gain or loss will be long-term capital gain or loss (except as described above under the heading “—Market Discount”) if such U.S. holder has held the note for more than one year at the time of such disposition. Non-corporate taxpayers generally are subject to reduced rates of U.S. federal income taxation on net long-term capital gains. The deductibility of capital losses is subject to certain limitations.

Backup Withholding and Information Reporting

A U.S. holder may be subject to information reporting and backup withholding when such holder receives interest and principal payments on the notes or proceeds upon the sale or other disposition of such notes (including a redemption or retirement of the notes). Certain holders are generally not subject to information reporting or backup withholding. A U.S. holder will be subject to backup withholding if such holder is not otherwise exempt and:

•	such holder fails to furnish its taxpayer identification number (“TIN”) which, for an individual, is ordinarily his or her social security number;

•	the IRS notifies the payor that such holder furnished an incorrect TIN;

•	such holder is notified by the IRS that such holder is subject to backup withholding because of a failure to properly report payments of interest or dividends; or

•	such holder fails to certify, under penalties of perjury, that such holder has furnished a correct TIN and that the IRS has not notified such holder that it is subject to backup withholding.

A U.S. holder should consult its tax advisor regarding its qualification for an exemption from backup withholding and the procedures for obtaining such an exemption, if applicable. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a U.S. holder will be allowed as a credit against such holder’s U.S. federal income tax liability or may be refunded, provided the required information is furnished in a timely manner to the IRS.

New Legislation

Newly enacted legislation requires certain U.S. holders who are individuals, estates or trusts to pay an additional 3.8% tax on, among other things, interest on and capital gains from the sale or other disposition of notes for taxable years beginning after December 31, 2012. U.S. holders should consult their tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of the notes.

Consequences to Non-U.S. Holders

The following is a summary of the material U.S. federal income tax consequences applicable to non-U.S. holders of the exchange notes. For purposes of this discussion, a “non-U.S. holder” means a beneficial owner of notes that is an individual, corporation, estate or trust and is not a U.S. holder. Special rules may apply to non-U.S. holders that are subject to special treatment under the Code, including controlled foreign corporations, passive foreign investment companies, certain U.S. expatriates and foreign persons eligible for benefits under an applicable income tax treaty with the United States. Such non-U.S. holders should consult their tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

Interest

Interest paid to a Non-U.S. holder that is not effectively connected with non-U.S. holder’s conduct of a U.S. trade or business generally will not be subject to U.S. federal withholding tax, provided that:

•	the non-U.S. holder does not actually or constructively own a 10% or greater interest in the total combined voting power of all classes of our voting stock;

•	the non-U.S. holder is not a bank that received the note on an extension of credit made pursuant to a loan agreement entered into in the ordinary course of its trade or business;

•	the non-U.S. holder is not a controlled foreign corporation with respect to which we are a “related person” within the meaning of Section 864(d)(4) of the Code; and

•	we have or our paying agent has received appropriate documentation (generally, an IRS Form W-8BEN) establishing that the non-U.S. holder is not a U.S. person.

If a non-U.S. holder does not qualify for an exemption from withholding tax on accrued interest under the preceding paragraph, payments of accrued interest made to such non-U.S. holder generally will be subject to U.S. federal withholding tax at a rate of 30% unless such non-U.S. holder provides us or our agent with a properly executed (i) IRS Form W-8BEN claiming an exemption from or reduction of the withholding tax under the benefit of a tax treaty between the United States and the non-U.S. holder’s country of residence, or (ii) IRS Form W-8ECI stating that interest paid on a note is not subject to withholding tax because it is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States.

If accrued interest paid to a non-U.S. holder is effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, the non-U.S. holder maintains a U.S. permanent establishment to which such interest is attributable), then, although exempt from U.S. federal withholding tax (provided the non-U.S. holder provides appropriate certification), the non-U.S. holder generally will be subject to U.S. federal income tax on such interest in the same manner as if such non-U.S. holder were a U.S. holder. In addition, if the non-U.S. holder is a foreign corporation, such interest may be subject to a branch profits tax at a rate of 30% or lower applicable treaty rate.

The certification requirements described above may require a non-U.S. holder that provides an IRS form, or that claims the benefit of an income tax treaty, also to provide its U.S. TIN.

Optional Redemption; Repurchase at Option of Holders

As described under the headings “Description of the Notes—Optional Redemption” and “Description of the Notes—Repurchase at the Option of Holders—Change of Control,” we may be obligated to pay amounts in excess of stated interest and principal on the notes. Such payments may be treated as interest subject to the rules described above or additional amounts paid for the notes subject to the rules described below, as applicable, or as other income subject to U.S. federal withholding tax. Prospective investors should consult their tax advisors regarding the certification requirements for non-U.S. holders.

Sale or Other Taxable Disposition of the Notes

Any gain realized by a non-U.S. holder on the sale, exchange, retirement, redemption or other disposition of a note generally will not be subject to U.S. federal income tax unless:

•	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States; or

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of sale, exchange or other disposition, and certain conditions are met.

A non-U.S. holder described in the first bullet point above will be required to pay U.S. federal income tax on the net gain derived from the sale generally in the same manner as if such non-U.S. holder were a U.S. holder, and if such non-U.S. holder is a foreign corporation, it may also be required to pay an additional branch profits tax at a 30% rate (or a lower rate if so specified by an applicable income tax treaty). A non-U.S. holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or, if applicable, a lower treaty rate) on the gain derived from the sale, which may be offset by certain U.S. source capital losses, even though the non-U.S. holder is not considered a resident of the United States.

Backup Withholding and Information Reporting

Backup withholding will generally not apply to payments of principal or interest made by us or our paying agents, in their capacities as such, to a non-U.S. holder of a note if such holder certifies as to its status as a non-U.S. holder in the manner described above under “—Non-U.S. Holders—Interest.” However, information reporting will generally still apply with respect to payments of interest. Payments of the proceeds from a disposition (including a retirement or redemption) by a non-U.S. holder of a note made to or through a foreign office of a broker will not be subject to information reporting or backup withholding, except that information reporting (but generally not backup withholding) may apply to those payments, if the broker is:

•	a U.S. person;

•	a controlled foreign corporation for U.S. federal income tax purposes;

•	a foreign person 50% or more of whose gross income is effectively connected with a U.S. trade or business for a specified three-year period; or

•

a foreign partnership, if at any time during its tax year, one or more of its partners are U.S. persons that in the aggregate hold more than 50% of the income or capital interest in the partnership or if, at any time during its tax year, the foreign partnership is engaged in a U.S. trade or business;

provided, however, that such information reporting will not apply if the broker has documentary evidence in its records that the non-U.S. holder is a non-U.S. person and certain other conditions are met, or the non-U.S. holder otherwise establishes an exemption from information reporting.

Payment of the proceeds from a disposition (including a retirement or redemption) by a non-U.S. holder of a note made to or through the U.S. office of a broker is generally subject to information reporting and backup withholding unless the holder or beneficial owner certifies as to its non-U.S. status in the manner described above under “—Non-U.S. Holders—Interest” or otherwise establishes an exemption from information reporting and backup withholding.

A non-U.S. holder should consult its tax advisor regarding application of withholding and backup withholding in its particular circumstances and the availability of and procedure for obtaining an exemption from withholding and backup withholding under current Treasury regulations. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder will be allowed as a credit against such holder’s U.S. federal income tax liability or may be refunded, provided the required information is furnished in a timely manner to the IRS.

PLAN OF DISTRIBUTION

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. Broker-dealers may use this prospectus, as it may be amended or supplemented from time to time, in connection with the resale of exchange notes received in exchange for private notes where the broker-dealer acquired the private notes as a result of market-making activities or other trading activities. We have agreed that after this registration statement is declared effective by the SEC and until 180 days after the exchange offer has been completed or such time as broker-dealers no longer own any transfer restricted securities, we will use commercially reasonable efforts to make this prospectus, as amended or supplemented, available to any broker-dealer that requests it for use in connection with any such resale.

We will not receive any proceeds from any sale of exchange notes by broker-dealers or any other persons. Broker-dealers may sell exchange notes received by broker-dealers for their own account pursuant to the exchange offer from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to the prevailing market prices or negotiated prices. Broker-dealers may resell exchange notes directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any broker-dealer and/or the purchasers of the exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of the exchange notes may be deemed to be “underwriters” within the meaning of the Securities Act and any profit on any resale of exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. By acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

We have agreed to pay all expenses incident to our performance of, or compliance with, the registration rights agreement and will indemnify the holders of the notes (including any broker-dealers) against liabilities under the Securities Act.

By its acceptance of the exchange offer, any broker-dealer that receives exchange notes pursuant to the exchange offer agrees to notify us before using the prospectus in connection with the sale or transfer of exchange notes. The broker-dealer further acknowledges and agrees that, upon receipt of notice from us of the happening of any event which makes any statement in the prospectus untrue in any material respect or which requires the making of any changes in the prospectus to make the statements in the prospectus not misleading or which may impose upon us disclosure obligations that may have a material adverse effect on us, which notice we agree to deliver promptly to the broker-dealer, the broker-dealer will suspend use of the prospectus until we have notified the broker-dealer that delivery of the prospectus may resume and have furnished copies of any amendment or supplement to the prospectus to the broker-dealer.

LEGAL MATTERS

Certain legal matters with regard to the validity of the exchange notes will be passed upon for us by Latham & Watkins LLP, San Francisco, California. Certain partners of Latham & Watkins LLP, members of their families and related persons indirectly own less than 1% of our common stock.

EXPERTS

The consolidated financial statements, and the related financial statement schedule, incorporated in this Prospectus by reference from Alliance HealthCare Services, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2009, and the effectiveness of Alliance Healthcare Services, Inc.’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference and which (1) express an unqualified opinion on the consolidated financial statements and financial statement schedule and include an explanatory paragraph relating to the adoption of Accounting Standards Codification (“ASC”) 810, “Consolidation” (formerly Financial Accounting Standards Board (“FASB”) Statement No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51”) and ASC 260, “Earnings Per Share” (formerly FASB Staff Position Emerging Issues Task Force No. 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities”) and (2) express an unqualified opinion on the effectiveness of internal control over financial reporting. Such financial statements and financial statement schedule have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

AVAILABLE INFORMATION

This prospectus is part of a registration statement on Form S-4 that we have filed with the SEC under the Securities Act. This prospectus does not contain all of the information set forth in the registration statement. For further information about us and the notes, you should refer to the registration statement. This prospectus summarizes material provisions of contracts and other documents to which we refer you. Since this prospectus may not contain all of the information that you may find important, you should review the full text of these documents. We have included these documents as exhibits to our registration statement.

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file with the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-888-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public on the SEC’s website at www.sec.gov or on our website at www.alliancehealthcareservices-us.com. However, the information on our website does not constitute a part of this prospectus.

Our Investor Relations Department can be contacted at Alliance HealthCare Services, Inc. at 100 Bayview Circle, Suite 400, Newport Beach, CA 92660. Attention: Investor Relations.

INCORPORATION BY REFERENCE

We have elected to “incorporate by reference” certain information into this prospectus. By incorporating by reference, we can disclose important information to you by referring you to another document we have filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for information incorporated by reference that is superseded by information contained in this prospectus. This prospectus incorporates by reference the documents set forth below that we have previously filed with the SEC:

•

our Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (including information specifically incorporated by reference into our Form 10-K from our Proxy Statement for our 2010 Annual Meeting of Stockholders);

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2010;

•	our Current Report on Form 8-K filed with the SEC on June 1, 2010; and

•

all other documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (excluding those furnished under Items 2.02 or 7.01 of Form 8-K) after the date of this prospectus and before the termination of the exchange offer to which this prospectus relates, which shall be deemed to be a part hereof from the date of filing of such documents.

You may request a copy of these filings at no cost by writing or telephoning us at the following address: Alliance HealthCare Services, Inc. at 100 Bayview Circle, Suite 400, Newport Beach, CA 92660, Attn: Investor Relations, tel: (949) 242-5300.

Alliance HealthCare Services, Inc.

Offer to Exchange up to $190,000,000 of its

8.00% Series B Senior Notes due 2016

which have been registered under the Securities Act,

for up to $190,000,000 of its outstanding

8.00% Senior Notes due 2016

PROSPECTUS

July 16, 2010